
11006210

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934


SEC MAIL
RECEIVED
PROCESSING
APR 22 2011
WASH. D.C.
200
SECTION

For the month of April 2011

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant's name into English)

Board Secretariat's Office
Kong Gang San Lu, Number 88
Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

EXHIBIT INDEX

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)



Date 4/20/11

By ______________________

Name: Luo Zhuping
Title: Company Secretary

D03

世界在你眼前　**東航在你身邊**


EXIT
Annual Report 2010 | 年報



中國東方航空股份有限公司
CHINA EASTERN AIRLINES CORPORATION LIMITED

(在中華人民共和國註冊成立的股份有限公司)
(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code 股份代號: 00670)


ENGINEER

This annual report is printed on environmentally friendly, totally chlorine-free paper.

Contents

目錄

International Airline Network



Koebenhavn
Moskva
London
Luxembourg
Frankfurt am Main
Paris
Milano
Cheju
Pusan
Wuan Kwangju
Taegu
Ch'ŏngju
Seoul
Beijing
Japan
Shanghai
Delhi
Dhākā
Mandalay
New Delhi
Dubai
Kathmandu
Chiang Mai
Hanoi
Kolkata
Vientiane
Krung Thep (Bangkok)
Saipan
Yangon
Siemreăb
Phnom Penh
Cebu
Colombo
Phuket
Hochiminh
Pinang
Kuala Lumpur
Male
Singapore
Bali
Cairns
Brisbane
Perth
Adelaide
Sydney
Melbourne
Canberr

★ **Code-Sharing Flights**

International Airline Network


Anchorage
Calgary
Vancouver
Chicago
Seattle
Toronto
Boston
New York
San Francisco
Las Vegas
Washington
Los Angeles
Dallas
Miami


Asahikawa
Ibarki
Toyama
Kanazawa
Shizuoka
Hiroshima
Komatsu
Niigata
Fukushima
Ōsaka
Tokyo
Nagoya
Okayama
Matsuyama
Ōita
Fukuoka
Kagoshima
Nagasaki

★ Auckland
★ Wellington
★ Christchurch

Financial Highlights

(Prepared in accordance with International Financial Reporting Standards)

Expressed in RMB millions	**2006**	**2007**	**2008**	**2009**	**2010**
Year Ended 31 December					
Revenues	37,557	42,534	41,073	38,989	**73,804**
Other operating income	424	488	672	1,288	**658**
Operating expenses	(40,695)	(42,894)	(56,828)	(38,456)	**(68,765)**
Operating profit/(loss)	(2,714)	128	(15,083)	1,821	**5,697**
Finance income/(cost), net	(757)	162	(267)	(1,549)	**(347)**
Profit/(loss) before income tax	(3,338)	378	(15,256)	249	**5,418**
Profit/(loss) for the year attributable to owners of the parent	(3,035)	379	(15,269)	169	**4,958**
Earning/(loss) per share attributable to owners of the parent (RMB)(1)	(0.62)	0.08	(3.14)	0.03	**0.44**
At 31 December					
Cash and cash equivalents	1,987	1,655	3,451	1,735	**3,078**
Net current liabilities	(24,588)	(26,098)	(43,458)	(28,648)	**(27,184)**
Non-current assets	51,725	57,949	62,652	64,988	**91,254**
Long term borrowings, including current portion	(14,932)	(14,675)	(15,628)	(16,928)	**(27,373)**
Obligations under finance leases, including current portion	(11,949)	(16,452)	(20,809)	(19,370)	**(19,208)**
Total share capital and reserves attributable to the owners of the parent	2,534	2,361	(13,097)	1,235	**15,271**

(1) *The calculation of earnings/(loss) per share for 2006, 2007 and 2008 are based on the consolidated profit/(loss) attributable to the owners of the parent and 4,866,950,000 shares in issue. The calculation of earnings per share for 2009 is based on the consolidated profit attributable to the owners of the parent divided by the weighted average number of shares of 6,436,828,000; The calculation of earnings per share for 2010 is based on the consolidated profit attributable to the owners of the parent divided by the weighted average number of 11,149,426,000 ordinary shares outstanding.*


REVENUES
(RMB millions)
06
07
08
09
10
OPERATING PROFIT/(LOSS)
(RMB millions)
06
07
08
09
10

Summary of Accounting and Business Data

(Prepared in accordance with PRC Accounting Standards)

PROFIT FOR THE YEAR ENDED 31 DECEMBER 2010

	RMB million
Net profit	5,380
Income from main operations	12,454
Income from other operations	1,778
Income from investments	119
Net income outside business	959

MAJOR ACCOUNTING DATA & FINANCIAL INDICATORS

(Expressed in RMB Million)

	2009	2010
1. Operation revenue	39,831.33	**74,958.11**
2. Net profit attributable to the owners of the parent	711.68	**5,380.38**
3. Total assets	72,018.68	**100,810.12**
4. Shareholders' equity	3,613.13	**16,576.18**
5. Earnings per share (RMB)	0.11	**0.48**
6. Net assets per share (RMB)	0.35	**1.38**

Notes:

1. *Calculation of major financial indicators:*

   Earnings/(loss) per share = net profit/(loss) ÷ weighted average number of ordinary shares outstanding

   Net assets per share = shareholders' equity at the end of the year ÷ total number of ordinary shares at the end of the year

Selected Operating Data

	For the period of 1 January 2010 to 31 December 2010	For the period of 1 January 2009 to 31 December 2009	Change
Capacity			
ATK (available tonne – kilometres *(millions)*	**17,887.36**	12,505.53	43.04%
– Domestic routes	**9,538.94**	7,100.62	34.34%
– International routes	**7,533.23**	4,846.17	55.45%
– Regional routes	**815.19**	558.74	45.90%
ASK (available seat – kilometres) *(millions)*	**119,450.88**	84,456.39	41.43%
– Domestic routes	**83,421.13**	59,235.02	40.83%
– International routes	**30,453.49**	21,386.31	42.40%
– Regional routes	**5,576.26**	3,835.05	45.40%
AFTK (available freight tonne – kilometres) *(millions)*	**7,136.78**	4,904.46	45.52%
– Domestic routes	**2,031.04**	1,769.46	14.78%
– International routes	**4,792.41**	2,921.40	64.04%
– Regional routes	**313.33**	213.59	46.70%
Hours flown *(thousands)*	**1,195.10**	838.27	42.57%
Traffic			
RTK (revenue tonne – kilometres) *(millions)*	**12,598.98**	7,908.69	59.31%
– Domestic routes	**6,886.62**	4,694.69	46.69%
– International routes	**5,196.12**	2,900.78	79.13%
– Regional routes	**516.23**	313.22	64.81%
RPK (revenue passenger – kilometres) *(millions)*	**93,152.76**	60,942.09	52.85%
– Domestic routes	**66,309.84**	44,375.70	49.43%
– International routes	**22,769.29**	13,993.70	62.71%
– Regional routes	**4,073.63**	2,572.69	58.34%
RFTK (revenue freight tonne – kilometres) *(millions)*	**4,308.47**	2,474.19	74.14%
– Domestic routes	**980.43**	733.13	33.73%
– International routes	**3,172.67**	1,656.19	91.56%
– Regional routes	**155.37**	84.88	83.05%
Number of passengers carried *(thousands)*	**64,930.43**	44,042.99	47.43%
– Domestic routes	**55,456.27**	37,984.73	46.00%
– International routes	**6,600.72**	4,173.07	58.17%
– Regional routes	**2,873.45**	1,885.19	52.42%
Weight of freight carried (kg) *(millions)*	**1,464.91**	943.89	55.20%
– Domestic routes	**729.01**	530.15	37.51%
– International routes	**617.12**	347.76	77.46%
– Regional routes	**118.79**	65.97	80.07%

Selected Operating Data

	For the period of 1 January 2010 to 31 December 2010	For the period of 1 January 2009 to 31 December 2009	Change
Load factors			
Overall load factor *(%)*	**70.44**	63.24	7.20 pts
– Domestic routes	**72.19**	66.12	6.07 pts
– International routes	**68.98**	59.86	9.12 pts
– Regional routes	**63.33**	56.06	7.27 pts
Passenger load factor *(%)*	**77.98**	72.16	5.82 pts
– Domestic routes	**79.49**	74.91	4.58 pts
– International routes	**74.77**	65.43	9.34 pts
– Regional routes	**73.05**	67.08	5.97 pts
Freight load factor *(%)*	**60.37**	50.45	9.92 pts
– Domestic routes	**48.27**	41.43	6.84 pts
– International routes	**66.20**	56.69	9.51 pts
– Regional routes	**49.59**	39.74	9.85 pts
Yields and costs			
Revenue tonne – kilometres yield *(RMB)*	**5.35**	4.67	14.56%
– Domestic routes	**6.30**	5.30	18.87%
– International routes	**3.87**	3.47	11.53%
– Regional routes	**7.52**	6.32	18.99%
Passenger – kilometres yield *(RMB)*	**0.63**	0.54	16.67%
– Domestic routes	**0.64**	0.54	18.52%
– International routes	**0.60**	0.51	17.65%
– Regional routes	**0.78**	0.63	23.81%
Freight tonne – kilometres yield *(RMB)*	**1.95**	1.67	16.77%
– Domestic routes	**1.28**	1.13	13.27%
– International routes	**2.04**	1.78	14.61%
– Regional routes	**4.54**	4.13	9.93%

Milestones


上海世博会先进集体

On 27 December, Ma Xulun, a Director and the President of the Company (middle), who was back with honour from Beijing, was welcomed by Liu Shaoyong, the chairman (left), and Li Jun, the vice chairman (right), at Hongqiao Airport for the top-class recognisation of the Company as an "Advanced Conglomerate in Shanghai World Expo" (上海世博會先進集體) by the Central Committee of the Communist Party of China and the State Council of China.

January 2010

12th A capital increase agreement in respect of CEA Jiangsu, a subsidiary of the Company, was signed between the Company and Jiangsu Provincial Government.

15th Successful trial flying of A330-300 aircraft on the second runway of Hongqiao Airport.

22nd A basket of programme of service security provided to World Expo was launched by the Company.

February 2010

8th Convention of a conclusive meeting in respect of the merger of the Company with Shanghai Airlines.

March 2010

2nd Delivery of the first B777 cargo aircraft of China Cargo Airlines.


世界在您眼前 东航在您身边
航世博服务保障动员大会




中國東方航空
CHINA EASTERN
CHINA CARG
热烈祝贺中国货运航空首架B777-20


东航华航战略合作框架协议签署仪式
2010年4月6日
中国东方航空
CHINA EASTERN
中国东方航空意向加入天合联盟签字仪式
暨新闻发布会
The Signing Ceremony and Press Conference of
China Eastern Airlines Future Membership in SkyTeam
SKYTEAM
AIRFRANCE
Alitalia
KOREAN AIR

April 2010

6th	A strategic cooperation framework agreement was signed with China Airlines of Taiwan.
16th	The Group announced its intention to join Skyteam.
22nd	Launch of "**Mobile E**" Mobile phone ticketing product.
26th	Establishment of Sichuan branch of the Company in Chengdu.
29th	Successful testing of China's first batch of cargo under electronic cargo carriage arrangement by China Cargo Airlines.


中国东方航空集团公司与上海机场（集团）有限公司

May 2010

28th	A new operation qualification certificate was awarded by CAAC to 上海航空有限公司 (Shanghai Airlines Co., Ltd.).

July 2010

6th	The Company signed an arrangement to become a global cooperation partner of Xi'an World Gardening Expo 2011.
28th	Inauguration ceremony of Eastern Airlines Yunnan Limited Corporation ("**CEA Yunnan**") was held in Kunming.

August 2010

The Company was granted the "**Flying Safety Four-star Award**" (飛行安全四星獎) by CAAC

September 2010

28th	A strategic cooperation framework agreement was signed between the Company and Shanghai Airport.


運貨國中
全货机B-2076到沪

October 2010

Commencement of the inter-transfer arrangement for credits of frequent flyer cards between the Company and 上海航空有限公司 (Shanghai Airlines Co., Ltd.).

December 2010

The purchase by China Cargo Airlines of relevant cargo air transportation assets of Shanghai Airlines and Great Wall Airlines, upon which the new China Cargo Airlines became the largest cargo air transportation company in the PRC.

Chairman's Statement



Liu Shaoyong | ***Chairman***

Dear shareholders,

I am pleased to present the report on the operating results of China Eastern Airlines Corporation Limited (the "**Company**") and its subsidiaries (collectively, the "**Group**") for the year ended 31 December 2010. On behalf of all the staff of the Group, I would like to extend my sincere thanks to the shareholders for their support of the Group.

With the slow recovery of the global economy and the continued strong growth of the Chinese economy, the global civil aviation industry gradually emerged from the financial crisis and resumed a steady uptrend in 2010. The strong growth in demand for aviation services in China made the country the fastest growing market in the global aviation industry during the year 2010. The year 2010 was also an extremely important year in the course of development of the Group. As a result of industry wide improved performance and rapid growth, the opportunities and synergies arising from the absorption of Shanghai Airlines, and the benefits of the Shanghai World Expo, the Group achieved record-level results compared with past years.

In terms of passenger traffic, the Group (i) strengthened and optimized transportation capacity; (ii) strengthened management over transportation price rates and controls over seating arrangements; (iii) enhanced services, by continuing to upgrade service products such as pre-sale, transfer service, business class experience, direct sale via our official website and ticketing via mobile phones, so as to increase sales driven by these products; and taking the opportunities brought by the Shanghai World Expo to actively promote series specialty products for the Shanghai World Expo so as to implement our plan to boost revenue during the Shanghai World Expo; (iv) strengthened channel management by staying close to target customers and extending its marketing network to cover each market segment; (v) strengthened strategic marketing of frequent flyers and corporate customers by launching various e-commerce services including payment by credit card for major customers and sales of transfer service via our official website, in order to increase direct sales; (vi) strengthened data analysis to understand the rhythm of the market and promote precise marketing.

In 2010, the Group strenuously fostered the construction of its hub network. As of the end of 2010, the "**three-in-three-out**" flight frequency, namely morning, afternoon and evening, had been initially established by the Group at Pudong Airport, achieving bilateral connection of flights for over 25 domestic cities.

As of the end of 2010, Eastern Miles, the frequent flyer program of the Group, had approximately 11.88 million members and established co-operative relationships with global partners from the aviation, hotel, banking, car rental, catering, magazine and travel industries.



In terms of freight transport, the Group made an effort to improve daily utilization rate, freight load factor and on-time arrival rate of our aircraft. By taking innovative marketing measures, the Group kicked off its whole year pre-sale and online direct sale, and worked out a system of bundled sale for inbound and outbound flights in response to the fluctuation of demand between peak and low seasons for freight transportation. A number of truck flights had been added to expand our marketing network. The Group also operated in association with speed-post agencies. In addition, the integration of the operation and management of the freight businesses of the Group and Shanghai Airlines was completed. Integration with 長城航空有限公司 (Great Wall Airlines) ("**Great Wall Airlines**") made steady progress.

In terms of costs, the Group actively adjusted its debt structure to control the scale of its loans and seek favorable interest rates. In addition, centralized procurement management was reinforced, maintenance costs were strictly controlled, route structure was continually optimised and fuel saving measures were generally implemented. By creating synergies from the integration with Shanghai Airlines, strictly managing budget and implementing process control, the Group controlled costs at full-scale level and in all aspects.

In terms of brand building, the Group focused on service quality to build up its brand image. In conjunction with serving the Shanghai World Expo, the Group launched a World Expo series of products and enhanced its capability and quality of full-range services. The Group also organized promotional activities for better brand recognition in a systematic and comprehensive way. It also participated in charitable activities in order to further promote its brand image. The Group rolled out its large-scale charitable activities named "**Love at Eastern Airlines**", which fully exemplified the Group's image of upholding social responsibilities.

In terms of information technology, the Group optimised its infrastructure and communication network for production operation needs. Through its e-commerce website, flight control system and passenger self-service system, the Group provided better support for marketing and passenger service, and enhanced its operating efficiency and management capability.

The Group's social responsibilities cover economic, social and environmental aspects. The Group actively participated in disaster-relief actions and provided urgent transportation in disasters such as the Yushu earthquake, Zhouqu debris flow disaster, drought fighting in southwestern China, and flood fighting in Gandong, to discharge its social responsibilities. The Group strictly complied with and implemented relevant regulation governing environmental protection and energy conservation and emission reduction, and will strengthen its energy management, foster energy savings and emission reduction as its key approaches to enhancing core competence, advocate the concept of "**green flying**" in an attempt to create a resources-conservative and environmentally-friendly enterprise and effectively press ahead the healthy development of the Group.

OUTLOOK FOR 2011

The Group would like to caution readers of this report that the operations of the Company as an air transport enterprise that performs public service functions is linked closely to the development of the political and economic situations, both internationally and locally. As such, the operation of the Group and of the whole sector is, to a significant extent, subject to the risks associated with geopolitics and the incidence of unexpected events.

The 2010 annual results announcement of the Group includes (but is not limited to) certain forward-looking statements, such as those on the economies of the world including the PRC, and the aviation market. Such forward-looking statements are subject to many uncertainties and risks.

In 2011, the global economy is expected to maintain its slow recovery with a weak foundation. The overall economic situation of China is still very complicated and both opportunities and challenges for China's economic development exist. In 2011, the key target of China's economic and social development is expected to be a gross domestic product growth of about 8%. Rapid and stable economic growth will create a favorable operating environment for the Group. The aviation industry of the PRC has entered a new upward cycle. For a certain period of time, the aviation industry of the PRC will continue to benefit from the favorable factors under the robust demand. From the perspective of the Group, the upward cycle of the civil aviation industry and the continual growth of household income in the PRC will drive up consumption level and upgrade demand for aviation. Additionally, the integration of the Yangtze River Delta, the expedition of the progress of the development of western China, the strategic positioning of Shanghai as an international financial centre and an international shipping centre, the increasingly enriched tourist resources in Shanghai and local governments' support for and development of the aviation industry will also contribute to favorable conditions for the development of the Group. In 2011, the operating targets of the Group are to achieve total traffic volume of 13,880 million tonne-kilometres, number of passenger carried of 70.862 million and weight of freight to be transported of 1.627 million tonnes.

In 2011, the Group will also face a series of challenges: the impact of the "**four-vertical and four-horizontal**" express passenger railway network on the Group's domestic routes; the competition arising from the trend towards oligopoly and forging of alliances on the international market which will have impact on the Group's international routes; the potential shortage of air-space resources in the PRC and the pressure created by high oil prices, high inflation and economic and trade disputes.

Based on the initial formulation of its overall strategic planning for the next five years, in line with its strategic targets for 2011 and by implementing such strategies, the Group has clearly defined its focus on the following aspects in 2011:

1. Refine its safety system and enhance the quality of safety;

2. Enhance competitiveness and improve profitability;

3. Intensify the structural adjustment in respect of four areas including its fleet, resources allocation, route network and assets and liabilities, and strengthen its cost control;

4. Upgrade service quality and brand image, which will include making of client-oriented "**precise**" services, delivery of "**fine**" services through increased investment into fixed assets and provision of "**detailed**" services under a quality service system;

5. Solidify reform and restructuring and motivate all staff members;

6. Establish its product system and build up competitive advantage.

On behalf of the board of directors of the Company (the "**Board**"), I would like to express my gratitude to all of the shareholders.

Liu Shaoyong
Chairman

Shanghai, the PRC
30 March 2011



Ma Xulun | ***Director and President***

In 2010, the Group completed (i) the purchase and finance-lease of a total of 25 aircraft, including fourteen A320 aircraft, three A321 aircraft, five B737-700 and three B737-800 aircraft; (ii) the operating-lease of fourteen aircraft, including ten B737-800 aircraft and four B777F aircraft; (iii) the disposal of fifteen aircraft, including surrender of the lease of two A320 aircraft, one B737-300 aircraft and three MD11F aircraft, and sale of nine MD90 aircraft. As at 31 December 2010, the Group operated a fleet of 355 aircraft, including 337 passenger aircraft and 18 freighters.

In 2010, the Group operated approximately 9,600 scheduled flights per week, to a total of 30 countries and regions serving 182 domestic and foreign cities. In addition, the Group was able to provide more comprehensive air transportation services to major markets around the world through international cooperation efforts, such as code sharing and special prorate agreements, or SPA, etc.. According to statistics of the Civil Aviation Administration of China ("**CAAC**"), the on-time arrival rate of the Group's flights was approximately 79.04% in the year, ranking the Group No. 1 among the civil aviation operators in the PRC for three consecutive years.

The Group is based in Shanghai. In 2010, the Group accounted for 54% and 39.2% of the market share at Hongqiao Airport and Pudong Airport, respectively, in terms of flight take-off and landing statistics, and accounted for 52.2% and 37.9% of the market share at Hongqiao Airport and Pudong Airport, respectively, in terms of passenger throughput. In 2010, the Group's daily average utilization rate of aircraft was 9.7 hours, representing an increase of 0.3 hours compared to the corresponding period in 2009.





REVIEW OF OPERATING RESULTS

The following discussion and analysis should be read together with our audited financial statements and the accompanying notes prepared in accordance with International Financial Reporting Standards ("**IFRS**") that are included elsewhere in this annual report. The financial data presented in this section are derived from our audited financial statements prepared in accordance with IFRS.

Operational Revenues

In 2010, the Group's revenue was RMB73,804 million, representing an increase of 89.29% from the same period in the previous year. Transportation revenue amounted to RMB67,391 million, representing an increase of 82.51% from the same period in the previous year. In 2010, the Group's total traffic volume was 12,599 million tonne-kilometres, representing an increase of 59.31% from the same period in the previous year. The increase was mainly due to the slow recovery of the global economy and robust demand for aviation services as a result of the rapid growth of the Chinese economy, the substantial increase in the Group's scale of operation subsequent to the absorption of Shanghai Airlines, the impetus created by the Shanghai World Expo and the enhancement of our marketing capabilities.

The Group's passenger revenues amounted to RMB58,968 million in 2010, representing an increase of 79.78% over the same period in the previous year, and accounting for 87.5% of the Group's traffic revenues in 2010. The volume of passenger traffic was 93,153 million passenger-kilometres, representing a 52.85% increase compared to the same period in the previous year. The increase was primarily due to the robust demand in the aviation market, the marketing activities launched by the Company to closely reflect market demand, and the increase in the passenger load factor and ticket price levels as a result of the absorption of Shanghai Airlines.

The Group's domestic passenger traffic volume was 66,310 million passenger-kilometres, representing a 49.43% increase compared to the same period in the previous year. Compared to the same period in the previous year, revenues increased by 75.32% to RMB42,143 million, accounting for 71.47% of the Group's passenger revenues.

The passenger traffic volume on the Group's international routes was 22,769 million passenger kilometres, representing a 62.71% increase compared to the same period in the previous year. Compared to the same period in the previous year, revenues increased by 91.36% to RMB13,650 million, accounting for 23.15% of the Group's passenger revenues.

The passenger traffic volume on the Group's regional routes was 4,074 million passenger-kilometres, representing a 58.34% increase compared to the same period in the previous year. Compared to the same period in the previous year, revenues increased by 94.83% to RMB3,176 million, accounting for 5.39% of the Group's passenger revenues.

In 2010, the Group's cargo and mail traffic revenues increased by 104.24% to RMB8,423 million compared to the same period in the previous year, accounting for 12.50% of the Group's traffic revenues in 2010. The cargo and mail traffic volume was 4,308 million tonne-kilometres, representing a 74.14% increase compared to the same period in the previous year. The increase was mainly due to the continued growth for import and export trade, the Company's enhanced capability in understanding market trends through market analysis, the enhanced operating efficiency of the Company, and the active development and improvement of its business cooperation with third parties.





Operating expenses

In 2010, the Group's total operating costs was RMB68,765 million, representing an increase of 78.81% from the same period in the previous year. This was mainly attributable to the expansion in the operating scale of the Company upon the absorption of Shanghai Airlines, and the growth in costs resulting from the substantial increase in aviation fuel prices.

In 2010, the Group recorded substantial increases in aircraft take-off and landing fees, depreciation and amortization, wages, salaries and benefit expenses, maintenance costs, aircraft operating lease expenses and other operating lease expenses, which were primarily due to the expansion of the Company's scale upon the absorption of Shanghai Airlines.

Analysis of the changes in other items under operating costs of the Group is set out as follows:

Expenditure on aviation fuel was RMB21,606 million, representing an increase of 76.3% compared to the same period in the previous year. This was mainly due to the expansion of the Company's scale and an increase of 20% in the average price of aviation fuel compared to the same period in the previous year. The Group's total aviation fuel consumption in 2010 was approximately 3.85 million tonnes, representing an increase of 46.39% compared to the same period in the previous year. In 2010, aviation fuel expenditures accounted for 31.42% of the Group's total operating costs.

Office, administration and other operating expenses were RMB7,284 million, representing an increase of 94.14% over the same period in the previous year, primarily due to an increase in non-aviation transportation expenses upon the absorption of Shanghai Airlines.

Impairment losses for assets amounted to RMB405 million, representing an increase of 271.56% over the same period in the previous year. This was primarily due to impairment provisions made in respect of certain aircraft and relevant assets held for sale.

Selling and marketing expenses were RMB3,324 million, representing an increase of 68.05% over the same period in the previous year. This was mainly due to increases in sales volume and selling prices, which increased handling fees of sales agents.

Food and beverage expenses were RMB1,596 million, representing an increase of 32.89% compared to the same period in the previous year. This was primarily due to the growth in passenger volumes and increases in food-related price levels. However, as a result of the Company's stringent controls over its procurement costs for food and beverage items and other supplies, the change in the unit cost of food and beverage items and other supplies was not significant in 2010 and the increase in such costs was lower than the increase in revenue.

The amount of civil aviation infrastructure levies payable to CAAC amounted to RMB1,296 million, representing an increase of 45.62% compared to the same period in the previous year, which was primarily due to the growth in take-offs and landings as a result of the increase in transportation capacity.

Ground services and other charges were RMB440 million, representing an increase of 51.72% over the same period in the previous year, which was primarily due to the substantial growth in passenger and freight traffic volumes.

Gain on changes in fair value of derivative financial instruments was RMB833 million, compared to RMB3,775 million during the same period in the previous year. It was mainly due to the reversal of the fair value of crude oil option contracts resulting from the surge of international crude oil prices in 2009, whereas international oil prices in 2010 were relatively stable and the magnitude of reversal of fair value of crude oil option contract were less significant. In 2010, the net gain on change in fair value of crude oil option contracts (inclusive of the factor of cash outflow upon settlement) was approximately RMB800 million.

Other operating income

The Group's other operating income primarily includes government subsidies. Other operating income decreased from RMB1,288 million in 2009 to RMB659 million in 2010, primarily due to the refund of civil aviation infrastructure levies of approximately RMB832 million in 2009.

Finance income/costs

In 2010, the Group's finance income was RMB1,155 million, primarily due to the increase in exchange gain resulting from the appreciation of Renminbi against US dollars. Finance costs were RMB1,502 million, and the decrease was mainly due to improvement of asset structure and the reduction in LIBOR rate.

Profit

As a result of the above, the Group's profit attributable to owners of the parent in 2010 was RMB4,958 million, representing a 2,833.73% increase as compared to the Group's profit attributable to owners of the parent of RMB169 million for the same period in the previous year.

Liquidity and Capital Structure

The Group generally finances its working capital requirements through its business operations and short-term bank loans. As of 31 December 2009 and 2010, the Group's cash and cash equivalents amounted to RMB1,735 million and RMB3,078 million respectively. In 2009 and 2010, the net cash generated from the Group's operating activities amounted to RMB3,429 million and RMB10,641 million, respectively. In 2010, the basic cash requirements of the Group other than for operating costs were for the purchase and upgrade of aircraft and flight equipment, and for payment of related indebtedness. In 2009 and 2010, net cash used in the Group's investing activities were RMB7,236 million and RMB8,633 million. The net cash inflow from the Group's financing activities in 2009 was RMB2,086 million, mainly from bank loans and the issuance of new shares. The net cash outflow from the Group's financing activities in 2010 was RMB652 million.



The Group generally operates with net current liabilities. As at 31 December 2010, the Group's current liabilities exceeded its current assets by RMB27,184 million. The Group has been and believes it will continue to be capable of financing its working capital by obtaining borrowings from domestic and foreign banks.

The Group monitors its capital on the basis of its gearing ratio, which is calculated as total liabilities divided by total assets. As at 31 December 2010, the gearing ratio was 0.84.

As of 31 December 2009 and 2010, the total amount of the Group's short-term loans were RMB8,407 million and RMB11,193 million respectively, and the Group's long-term loans were RMB16,928 million and RMB27,373 million, respectively. As of 31 December 2009, the Group's long-term loans payable within two years, from three to five years and beyond five years were RMB6,637 million, RMB6,166 million and RMB4,125 million, respectively, as compared to RMB12,180 million, RMB8,672 million and RMB6,521 million respectively, as of 31 December 2010.

The Group's obligations under finance leases as of 31 December 2009 and 2010 were RMB19,370 million and RMB19,208 million, respectively. As of 31 December 2009, the Group's lease obligations payable within two years, from three to five years and beyond five years were RMB4,219 million, RMB6,785 million and RMB8,366 million, respectively, as compared to RMB4,381 million, RMB6,889 million and RMB7,939 million, as of 31 December 2010.

The Group generally finances its purchase of aircraft through finance leases and bank loans secured by its assets. As of 31 December 2010, the total value of the Group's mortgaged assets under certain loan agreements amounted to RMB20,800 million, representing an increase of 52.07% from RMB13,678 million as at the end of 2009.

As of 31 December 2010, the Group's loans comprised USD-denominated loans of USD3,333 million, and RMB-denominated loans of RMB16,494 million. Fixed-rate loans accounted for 16.80% of the total loans, and floating-rate loans account for 83.2% of the total loans. As of 31 December 2009, the Group's loans comprised USD-denominated loans of USD1,927 million, Euro-denominated loans of Euro12 million and RMB-denominated loans of RMB12,064 million. Fixed-rate loans accounted for 10% of the total loans, and floating-rate loans account for 90% of the total loans.

As of 31 December 2010, the Group's obligations under finance leases comprised USD-denominated obligations of USD2,534 million, RMB-denominated obligations of RMB1,435 million and Singapore dollar-denominated obligations of 194 million Singapore dollars. The Group's finance leases are floating-rate obligations. As of 31 December 2009, the Group's obligations under finance leases comprised USD-denominated obligations of USD2,578 million, RMB-denominated obligations of RMB1,765 million. Fixed-rate obligations accounted for 0.7% of the total obligations under finance leases, and floating-rate obligations accounted for 99.3% of the total obligations under finance leases.

Details of the acquisition and disposals of subsidiaries and associated companies in 2010 are set out in item 1 in the session headed "**Significant Events**" in the Report of Directors.

CAPITAL EXPENDITURES

According to the contracted agreements, as at 31 December 2010, we expect our capital expenditures for aircraft, engines and related equipment to be in aggregate approximately RMB96,263 million, including RMB16,671 million in 2011 and RMB21,733 million in 2012, in each case subject to contractually stipulated increase or any increase relating to inflation. We plan to finance our capital commitments through a combination of funds generated from operation, existing credit facilities, bank loans, leasing arrangements and other external financing arrangement.

CRITICAL ACCOUNTING POLICIES

Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties and potentially result in materially different results under different assumptions and conditions.

Our audited consolidated financial statements have been prepared in accordance with IFRS. Our principal accounting policies are set forth in Note 2 to our audited consolidated financial statements. IFRS requires that we adopt the accounting policies and make estimates that our Directors believe are most appropriate in the circumstances for the purposes of giving a true and fair view of our results and financial position. However, different policies, estimates and assumptions in critical areas could lead to materially different results. The critical accounting policies adopted and estimates made in the preparation of these financial statements are identified are set forth in Note 4 to our audited consolidated financial statements.

RISK ANALYSIS

- **Interest rate fluctuation risk**

The Group's total interest-bearing liabilities (including long-term and short-term loans and finance leases payable) as of 31 December 2009 and 2010 were RMB44,705 million and RMB57,774 million, respectively, of which short-term liabilities accounted for 32.34% and 30.03% respectively, and part of the long-term interest-bearing liabilities were liabilities with variable interest rates. Both were affected by the fluctuation in current market interest rates.

The Group's interest-bearing liabilities were mainly denominated in US dollars and Renminbi. As of 31 December 2009 and 2010, the Group's liabilities denominated in US dollars accounted for 68.81% and 67.18% of the total liabilities respectively, while the liabilities denominated in Renminbi accounted for 30.94% and 31.03% of the total liabilities respectively. The fluctuations in the US dollar and the Renminbi interest rates affected the Group's finance costs to a greater extent.

- **Exchange rate fluctuation risk**

Since 21 July 2005, the Chinese government reformed the Renminbi exchange rate system and established a floating exchange rate system in which the exchange rate would be adjusted and managed based on market supply and demand with reference to a basket of foreign currencies. The fluctuation in Renminbi exchange rate is affected by the domestic and international economy, the political situation and the currency supply and demand of the currency, and thus the Renminbi exchange rate in the future may therefore be different from the current exchange rate to a greater extent.

The Group operates its business in many countries and territories. The Group generates its revenue in different currencies, and its foreign currency liabilities at the end of the period are much higher than its foreign currency assets. The Group's major liability item (purchases or leases of aircraft) is mainly priced and settled in currencies such as US dollars. In addition, fluctuations in exchange rates will affect the Group's costs incurred from foreign purchases such as aircraft, flight equipment and aviation fuel, and take-off and landing charges in foreign airports. As of 31 December 2010, the Group's total interest-bearing liabilities denominated in foreign currencies converted to Renminbi amounted to RMB39,845 million, of which the US dollar liabilities accounted for 97.41%. Therefore, in circumstances with large fluctuations in exchange rates, the exchange loss arising on the translation of foreign currency denominated liabilities will be greater, which in turn affects the profitability and development of the Group. The Group usually uses hedging contracts for foreign currencies to reduce the risks in exchange rates for foreign currency revenue from ticket sales and expenses which are to be paid in foreign currencies. Foreign currency hedging mainly involves the sales of Japanese Yen or the purchase of US dollars at fixed exchange rates. As of 31 December 2010, the foreign currency hedging contracts held by the Group which are still open amounted to a notional amount of US$48 million (31 December 2009: US$82 million), which will expire between 2011 and 2017.

The Group recorded an increase in net exchange gains during the reporting period. As of 31 December 2009 and 2010, the Group's exchange gains were RMB95 million and RMB1,075 million, respectively. Due to the large value of existing net foreign currency liabilities, the Group's results will be adversely affected if the Renminbi depreciates against the US dollar or the rate of appreciation of the Renminbi against the US dollar decreases in the future.

- **Risk associated with the fluctuation of fuel prices**

  Aviation fuel is one of the Group's major costs of operations. The Group's results of operations are to a great extent affected by the fluctuation of fuel prices. International fuel prices are mainly affected by the supply and demand in the global market, and domestic fuel prices are under supervision by such authorities as the National Development and Reform Commission and CAAC. The Group generally alleviates the pressure from the rise in operating costs arising from the increase in aviation fuel by imposing fuel surcharges.

  In order to control fuel costs, the Group entered into fuel hedging transactions using financial derivative products linked to the price of underlying assets such as United States WTI crude oil and Singapore jet fuel during previous years. The Group can therefore limit its costs within a price range by selecting suitable instruments. However, in case of sharp fluctuation in aviation fuel prices, which exceeds the pre-determined price range, it will give rise to loss in reality as well as on books.

  As of 31 December 2010, if the price of crude oil increases by 5% as compared to the closing price on 31 December 2010, the fair value gain in respect of crude oil option contracts on 31 December 2010 will increase by approximately RMB24 million; if the price of crude oil decreases by 5% as compared to the closing price on 31 December 2010, the fair value gain in respect of crude oil option contracts on 31 December 2010 will decrease by approximately RMB88 million.

  In 2009 and 2010, the actual settlement volumes in respect of hedging as a proportion to fuel consumption in the whole year were 52.59% and 28.2% respectively. In 2010, the Group did not enter into any new crude oil option contracts. Those already signed in past years will be settled by 31 December 2011.

POLICY IMPACT

On 13 April 2010, CAAC and the National Development and Reform Commission of the People's Republic of China ("**NDRC**") jointly issued the《關於民航國內航線頭等艙、公務艙票價有關問題的通知》(Notice Regarding Prices for First-class Tickets and Business Class Tickets on Domestic Civil Aviation Routes) (hereinafter referred to as the ("**Notice**"). Pursuant to the Notice, with effect from 1 June 2010, market-adjusted pricing would be applied for first-class and business class tickets on domestic civil aviation routes, the exact prices of which will be determined by the respective carriers. On 2 July 2010, the Group officially announced the new pricing proposal in respect of its first-class and business class tickets on its domestic routes. In future, the Group will also fine-tune the prices for its first and business classes on a reasonable, appropriate and timely basis, in accordance with market demand, nature of routes, price sensitivity and competitive environment.

On 23 April 2010, the Ministry of Finance of China and the State Administration of Taxation issued the 《關於國際運輸勞務免征營業税的通知》(Notice Regarding Exemption from Business Tax for International Transportation and Services). Since the passenger and freight transportation businesses of the Group on international routes are within the applicable scope of such notice, the revenue from the Group's passengers and freight transportation business on international routes are exempt from business tax with effect from 1 January 2010.

HUMAN RESOURCES

As of 31 December 2010, the Group had 57,096 employees, the majority of whom worked in the PRC. The Group's employee compensation is primarily composed of basic salary and performance-based bonus. There were no material labor disputes between the Group and its employees and the Group did not experience a significant loss of employees or encounter any major difficulties in recruiting new employees.

TAXATION

The Company is subject to income tax at the rate of 22% (2009: 20%). Our effective tax rate, however, may be higher than the rate of 22% because some of our subsidiaries were incorporated in jurisdictions where the applicable income tax rate is 25% rather than 22%. We had carried forward tax losses of approximately RMB9,855 million as of 31 December 2010 (2009: RMB16,223 million), which can be used to set off against future taxable income between 2011 and 2014.

國際航綫示意圖



哥本哈根
莫斯科
倫敦
盧森堡
法蘭克福
巴黎
米蘭
濟州
釜山
務安
大邱
清州
首爾
光州
北京
日本
上海
達卡
迪拜
德里
新德里
曼德勒
加德滿都
加爾各答
清邁
萬象
塞班
曼谷
仰光
暹粒
金邊
胡志明
宿霧
科倫坡
布吉
檳城
吉隆坡
馬累
新加坡
巴里島
開恩茲
布里斯班
珀斯
阿德萊德
悉尼
坎培拉
墨爾本

★ 代碼共享航綫

國際航綫示意圖


安克雷奇
卡爾加里
溫哥華
西雅圖
拉斯維加斯
三藩市
洛杉磯
達拉斯
芝加哥
多倫多
波士頓
紐約
華盛頓
邁亞密
奧克蘭
威靈頓
基督城
旭川
茨城
富山
金澤
靜岡
廣島
小松
新潟
福島
大阪
東京
名古屋
岡山
松山
大分
福岡
鹿兒島
長崎

財務摘要

(按國際財務報告準則編製)

以人民幣百萬元計算	二零零六年	二零零七年	二零零八年	二零零九年	二零一零年
截至十二月三十一日止年度					
營業額	37,557	42,534	41,073	38,989	**73,804**
其他營業收益	424	488	672	1,288	**658**
營業支出	(40,695)	(42,894)	(56,828)	(38,456)	**(68,765)**
經營溢利／(虧損)	(2,714)	128	(15,083)	1,821	**5,697**
財務收入／(支出)，淨額	(757)	162	(267)	(1,549)	**(347)**
除稅前利潤／(虧損)	(3,338)	378	(15,256)	249	**5,418**
本公司權益持有者應佔 年度溢利／(虧損)	(3,035)	379	(15,269)	169	**4,958**
本公司權益持有者應佔 每股盈利／(虧損)(人民幣元)[1]	(0.62)	0.08	(3.14)	0.03	**0.44**
於十二月三十一日					
現金及現金等價物	1,987	1,655	3,451	1,735	**3,078**
淨流動負債	(24,588)	(26,098)	(43,458)	(28,648)	**(27,184)**
非流動資產	51,725	57,949	62,652	64,988	**91,254**
長期貸款，包括流動部份	(14,932)	(14,675)	(15,628)	(16,928)	**(27,373)**
融資租賃負債，包括流動部份	(11,949)	(16,452)	(20,809)	(19,370)	**(19,208)**
本公司權益持有者應佔總股本及儲備	2,534	2,361	(13,097)	1,235	**15,271**

(1) 二零零六、二零零七、二零零八年每股溢利是根據當年度的本公司權益持有者應佔綜合溢利除以已發行股數4,866,950,000股計算；二零零九年的每股溢利是根據當年度的本公司權益持有者應佔綜合溢利除以發行在外普通股的加權平均股數6,436,828,000股計算；二零一零年的每股溢利是根據當年度的本公司權益持有者應佔綜合溢利除以發行在外普通股的加權平均股數11,149,426,000股計算。


營業額
(人民幣百萬元)
06
07
08
09
10


經營溢利／(虧損)
(人民幣百萬元)
06
07
08
09
10

會計數據與業務數據摘要

(按中華人民共和國企業會計準則編製)

截至二零一零年十二月三十一日止年度利潤

	人民幣百萬元
淨利潤	5,380
主營業務利潤	12,454
其他業務利潤	1,778
投資收益	119
營業外收支淨額	959

主要會計數據和財務指標

(人民幣百萬元)

	二零零九年	二零一零年
1. 營業收入	39,831.33	**74,958.11**
2. 歸屬於本公司權益持有者淨利潤	711.68	**5,380.38**
3. 總資產	72,018.68	**100,810.12**
4. 股東權益	3,613.13	**16,576.18**
5. 每股收益(人民幣元)	0.11	**0.48**
6. 每股淨資產(人民幣元)	0.35	**1.38**

註:

1. *主要財務指標計算方法如下:*

   每股收益/(虧損)=淨利潤/(虧損)÷發行在外普通股的加權平均數

   每股淨資產=年度末股東權益÷年度末普通股股份總數

主要營運數據摘要

	二零一零年一月一日至十二月三十一日	二零零九年一月一日至十二月三十一日	變動幅度
運輸能力			
可用噸公里(ATK)*(百萬)*	**17,887.36**	12,505.53	43.04%
—國內航線	**9,538.94**	7,100.62	34.34%
—國際航線	**7,533.23**	4,846.17	55.45%
—地區航線	**815.19**	558.74	45.90%
可用座公里(ASK)*(百萬)*	**119,450.88**	84,456.39	41.43%
—國內航線	**83,421.13**	59,235.02	40.83%
—國際航線	**30,453.49**	21,386.31	42.40%
—地區航線	**5,576.26**	3,835.05	45.40%
可用貨郵噸公里(AFTK)*(百萬)*	**7,136.78**	4,904.46	45.52%
—國內航線	**2,031.04**	1,769.46	14.78%
—國際航線	**4,792.41**	2,921.40	64.04%
—地區航線	**313.33**	213.59	46.70%
飛行小時*(千)*	**1,195.10**	838.27	42.57%
運輸量			
收入噸公里(RTK)*(百萬)*	**12,598.98**	7,908.69	59.31%
—國內航線	**6,886.62**	4,694.69	46.69%
—國際航線	**5,196.12**	2,900.78	79.13%
—地區航線	**516.23**	313.22	64.81%
客運人公里(RPK)*(百萬)*	**93,152.76**	60,942.09	52.85%
—國內航線	**66,309.84**	44,375.70	49.43%
—國際航線	**22,769.29**	13,993.70	62.71%
—地區航線	**4,073.63**	2,572.69	58.34%
貨郵載運噸公里(RFTK)*(百萬)*	**4,308.47**	2,474.19	74.14%
—國內航線	**980.43**	733.13	33.73%
—國際航線	**3,172.67**	1,656.19	91.56%
—地區航線	**155.37**	84.88	83.05%
載運旅客人次*(千)*	**64,930.43**	44,042.99	47.43%
—國內航線	**55,456.27**	37,984.73	46.00%
—國際航線	**6,600.72**	4,173.07	58.17%
—地區航線	**2,873.45**	1,885.19	52.42%
貨郵載運量(公斤)*(百萬)*	**1,464.91**	943.89	55.20%
—國內航線	**729.01**	530.15	37.51%
—國際航線	**617.12**	347.76	77.46%
—地區航線	**118.79**	65.97	80.07%

主要營運數據摘要

	二零一零年一月一日至十二月三十一日	二零零九年一月一日至十二月三十一日	變動幅度
載運率			
綜合載運率*(%)*	**70.44**	63.24	7.20 pts
一國內航線	**72.19**	66.12	6.07 pts
一國際航線	**68.98**	59.86	9.12 pts
一地區航線	**63.33**	56.06	7.27 pts
客座率*(%)*	**77.98**	72.16	5.82 pts
一國內航線	**79.49**	74.91	4.58 pts
一國際航線	**74.77**	65.43	9.34 pts
一地區航線	**73.05**	67.08	5.97 pts
貨郵載運率*(%)*	**60.37**	50.45	9.92 pts
一國內航線	**48.27**	41.43	6.84 pts
一國際航線	**66.20**	56.69	9.51 pts
一地區航線	**49.59**	39.74	9.85 pts
收益率和成本統計			
收入噸公里收益*(人民幣)*	**5.35**	4.67	14.56%
一國內航線	**6.30**	5.30	18.87%
一國際航線	**3.87**	3.47	11.53%
一地區航線	**7.52**	6.32	18.99%
客運人公里收益*(人民幣)*	**0.63**	0.54	16.67%
一國內航線	**0.64**	0.54	18.52%
一國際航線	**0.60**	0.51	17.65%
一地區航線	**0.78**	0.63	23.81%
貨郵噸公里收益*(人民幣)*	**1.95**	1.67	16.77%
一國內航線	**1.28**	1.13	13.27%
一國際航線	**2.04**	1.78	14.61%
一地區航線	**4.54**	4.13	9.93%

年度大事紀

二零一零年一月

十二日　本公司與江蘇省政府簽署東航江蘇（本公司附屬公司）的增資擴股合作協議。

十五日　A330-300飛機成功試飛虹橋機場第二跑道。

廿二日　本公司推出世博服務保障一攬子計劃。

二零一零年二月

八日　召開本公司和上航聯合重組工作總結大會。

二零一零年三月

二日　中貨航首架B777貨機交付使用。


上海世博会先进集体

十二月二十七日，本公司董事長劉紹勇（左），副董事長李軍（右）在上海虹橋機場迎接剛從北京載譽歸來的董事、總經理馬須倫（中），共賀本公司獲得中共中央，國務院頒發的"上海世博會先進集體"的至高榮譽。


世界在您眼前 东航在您身边
东航世博服务保障动员大会




中國東方航空
CHINA EASTERN
CHINA CARG
热烈祝贺中国货运航空首架B777-20


东航华航战略合作框架协议签署仪式
2010年4月6日
中國東方航空
CHINA EASTERN
中国东方航空意向加入天合联盟签字仪式
暨新闻发布会
The Signing Ceremony and Press Conference of
China Eastern Airlines Future Membership in SkyTeam
SKYTEAM
AIRFRANCE
Alitalia
KOREAN AIR

二零一零年四月

六日　與臺灣中華航空簽署戰略合作框架協定。

十六日　本集團宣佈加入天合聯盟意向。

廿二日　本集團推出「**移動E**」手機訂票產品。

廿六日　本公司四川分公司在成都正式成立。

廿九日　中貨航正式測試成功中國首票電子貨運貨物。


中国东方航空集团公司与上海机场（集团）有限公司
運貨國中
全货机B-2076到沪

二零一零年五月

廿八日　上海航空有限公司獲得中國民航局頒發的新的運行合格證書。

二零一零年七月

六日　本公司正式簽約成為2011年西安世界園藝博覽會全球合作夥伴。

廿八日　東航雲南有限公司(「**東航雲南**」)揭牌儀式在昆明舉行。

二零一零年八月

中國民航局授予本公司「**飛行安全四星獎**」。

二零一零年九月

廿八日　本公司和上海機場簽署戰略合作框架協定。

二零一零年十月

本公司和上海航空有限公司的常旅客卡積分互轉正式啟動。

二零一零年十二月

中貨航購買上貨航、長城航的相關航空貨運資產，新中貨航成為國內最大的航空貨運公司。

董事長報告書



劉紹勇 | *董事長*

致各位股東：

本人謹此提呈中國東方航空股份有限公司(「**本公司**」)及其附屬公司(「**本集團**」)截至二零一零年十二月三十一日止年度報告，並代表本集團全體員工向各位股東致意。

二零一零年全球經濟緩慢復蘇，中國經濟維持高速增長；全球民航業亦逐漸擺脱金融危機的陰影開始穩步回升。中國航空業需求強勁增長，使中國成為二零一零年全球航空業中增長最快的市場。二零一零年同時也是本集團發展歷程中極為重要的一年：在行業回暖並保持高速增長的環境下，本集團把握東上整合機遇，充分發揮協同效應，借助上海世博會的商機，取得了本集團歷史上最好的經營業績。

客運方面，本集團(i)強化運力投入的結構優化與動態調整；(ii)強化運價管理與艙位控制；(iii)強化產品概念：不斷完善預售、聯程中轉、公務艙體驗、官網直銷、手機訂票等系列產品，以產品促銷售；抓住世博契機，積極推廣世博系列特色產品，實現世博增收計劃；(iv)強化渠道管理，貼近目標客戶，將營銷網絡覆蓋到各細分市場；(v)強化戰略營銷，大力發展常旅客、集團客戶，推出大客戶信用支付、官網中轉聯程銷售等多種電子商務服務，豐富直銷渠道；(vi)強化數據分析，把握市場節奏，促進精准營銷。

二零一零年，本集團大力推進樞紐網絡建設。截至二零一零年底，本集團在浦東機場已初步形成了早、中、晚「三進三出」的航班波，超過25個國內城市實現雙向銜接國際航線。

截至二零一零年底，本集團「**東方萬里行**」常旅客計劃約有會員1,188萬人，全球合作夥伴遍及航空、酒店、銀行、租車、餐飲、雜誌、旅遊等領域。

貨運方面，本集團努力提升飛機日利用率、載運率和航班正常率；通過創新營銷手段，開展全年預售及網上直銷，針對貨運市場淡旺季需求變化，制定來回程捆綁銷售制度；增開多條卡車航班以拓展營銷網絡；加強與各快遞公司的聯營合作；完成本集團與上航貨運業務的統一經營和管理，並穩步推進與長城航空有限公司(「長城航」)的整合。

成本方面，本集團積極調整債務結構，控制貸款規模，爭取優惠利率；加強集中採購管理，嚴格控制維修成本，持續優化航路結構，全面推廣飛行節油；發揮東上整合的協同效應，嚴格預算管理，實施過程控制，全方位、多角度地控制成本。

品牌形象方面，本集團立足服務創品牌：把握服務世博的契機，推出世博服務系列產品，提升全流程服務能力和品質；借助宣傳樹品牌，系統全面地推進品牌傳播；參與公益促品牌，推出「愛在東航」大型公益活動，充分展現了本集團注重社會責任的良好形象。

信息化方面，本集團優化了生產運營所需的基礎架構及通信網絡；以電子商務網站、航班運行控制系統、旅客自助服務系統等為切入點，更好地為營銷和旅客服務提供支持，提升本集團的運營效率和管理能力。

本集團的社會責任觀涵蓋經濟責任、社會責任和環保責任三大方面，本集團積極參加抗震救災，在玉樹地震、舟曲泥石流災害、西南抗旱、贛東抗洪等突發事件中承擔了緊急的運輸任務，切實履行社會責任；本集團嚴格遵守並認真落實國家對環境保護和節能減排的相關規定，將加強能源管理、推進節能減排作為提升核心競爭力的重要手段，努力倡導「綠色飛行」理念，努力打造資源節約型和環境友好型企業，有效促進本公司的協調健康發展。

二零一一年展望

本集團在此提醒各位讀者，作為一家承擔公眾服務職能的航空運輸企業，本公司的經營與國際及本地區政治、經濟局勢的發展密切相關，因此地緣政治的風險、突發事件的爆發等不利因素可能會對本集團乃至全行業經營形成重大影響。

本集團二零一零年度業績公告包括(但不限於)一些預期性描述，如對世界和中國的經濟和航空市場的某些預期性描述。這些預期性描述受限於很多不確定因素和風險。

二零一一年，世界經濟將繼續緩慢復蘇，但復蘇的基礎不牢；中國經濟發展面臨的形勢仍然極其復雜，機遇與挑戰並存。二零一一年中國國民經濟和社會發展的主要預期目標是：國內生產總值增長8%左右，國內經濟平穩較快發展為本集團創造了良好的經營環境。中國航空業已經進入了一個新的景氣週期，在未來一段時期，我國航空業將持續受益於需求旺盛的利好因素。從本集團自身而言，在民航景氣週期的背景下，隨著國內居民收入的不斷增長，將帶動消費水平和航空需求的升級，加上長三角一體化、西部大開發進程加快、上海建設國際金融中心和國際航運中心的戰略定位、上海旅遊資源的日趨豐富以及各地方政府大力支持和發展航空業等也將成為本集團發展的有利條件。本集團二零一一年的生產目標是實現運輸總周轉量138.8億噸公里，旅客運輸量7,086.2萬人次，貨郵運輸量162.7萬噸。

二零一一年，本集團同樣面臨一系列的挑戰：「**四橫四縱**」的高鐵對國內航線經營的衝擊；國際寡頭壟斷和聯營等趨勢對國際航線經營的競爭；國內空域資源更趨緊張的制約以及高油價、高通脹和經貿衝突的壓力等。

本集團根據初步確定的未來五年總體戰略規劃，結合二零一一年的戰略目標，通過管理層的戰略解碼，明確了二零一一年將主要完成以下幾方面的工作：

1、 完善安全體系，提升安全品質；

2、 提升競爭能力，提升盈利水平；

3、 深化包括機隊、資源佈局、航線網絡和資產負債在內的四大結構調整，加強成本控制；

4、 推動服務升級，提升品牌形象。包括完善個性化定制，實現「**精准**」服務；加大硬件投入，實現「**精緻**」服務和優化服務體系，實現「**精細**」服務；

5、 深化改革重組，激發全員活力；

6、 打造產品體系，建立競爭優勢。

最後，本人謹代表公司董事會(「**董事會**」)向諸位股東表示誠摯的謝意。

劉紹勇
董事長

中國上海
二零一一年三月三十日

038

業務回顧及管理層的討



馬須倫 | *董事及總經理*

二零一零年內本集團完成(i)購買及融資性租賃飛機共 25架，包括 14架 A320型飛機，3架 A321型飛機，5架 B737-700型飛機，3架 B737-800型飛機；(ii)經營性租賃飛機共14架，包括 10架B737-800型飛機，4架B777F型飛機；(iii)處置飛機15架，包括退租2架A320型飛機、1架 B737-300型飛機、3架 MD11F型飛機和出售9架MD90型飛機。截至二零一零年十二月三十一日，本集團共運營 355架飛機，包括337架客機和18架貨機。

二零一零年，本集團每週經營定期航班約9,600班次，通航 30個國家和地區，服務於國內外共182個城市。同時，本集團通過代碼共享、特殊比例分攤協議(Special Prorate Agreement或「**SPA**」)等國際合作，向全球各主要市場提供更廣泛的航空運輸服務。據中國民用航空局(「**民航局**」)統計，全年本公司航班正點率為79.04%，連續三年保持全民航第一。

本集團的主要運營基地位於上海。二零一零年，以航班班次佔有率統計，本集團在虹橋機場與浦東機場的市場份額分別為54%與39.2%，以旅客吞吐量統計，本集團在虹橋機場與浦東機場的市場份額分別為52.2%與37.9%。二零一零年，本集團飛機平均日利用率為 9.7小時，同比增長0.3小時。





業績回顧

閱讀以下討論與分析時請參考本年報中包括的本集團按照國際會計準則編製的、經審核的財務報表及註釋。本章中的財務數據乃摘自本集團按照國際會計準則編製的、經審核的財務報表。

經營收入

二零一零年，本集團實現收入738.04億元，同比增長89.29%。其中運輸收入達人民幣673.91億元，同比增長82.51%。二零一零年，本集團完成總周轉量125.99億噸公里，同比增長59.31%。主要原因是全球經濟緩慢復蘇及中國經濟高速發展所帶來的航空業需求旺盛、本公司合併上航後運營規模顯著擴大、上海世博會拉動以及營銷能力的提升。

二零一零年，客運收入為人民幣589.68億元，同比增長了79.78%，佔本集團二零一零年運輸收入的87.5%；客運量為931.53億客公里，同比增長了52.85%。主要原因是航空市場需求旺盛、本公司緊貼市場需求展開營銷以及完成與上航的合併帶來的客座率和票價水平的上升。

國內航線客運量為663.10億客公里，同比增長了49.43%；收入為人民幣421.43億元，同比增長了75.32%，佔客運收入的71.47%。

國際航線客運量為227.69億客公里，同比增長了62.71%；收入為人民幣136.50億元，同比增長了91.36%，佔客運收入的23.15%。

地區航線客運量為40.74億客公里，同比增長了58.34%；收入為人民幣31.76億元，同比增長了94.83%，佔客運收入的5.39%。

二零一零年，貨郵運輸收入為人民幣84.23億元，同比增長了104.24%，佔本集團二零一零年運輸收入的12.50%。貨郵運輸量為43.08億噸公里，同比增長了74.14%。主要原因是進出口貿易需求不斷增長，本公司加強市場分析，提高市場把握能力，提升運營效率，積極拓展及加強與第三方的業務合作。

營運開支

二零一零年，本集團總營運成本為人民幣687.65億元，同比增長78.81%，主要原因是本公司合併上航後經營規模顯著擴大以及航油價格大幅上漲帶來的成本增長。

二零一零年，本公司完成與上航的合併後經營規模顯著擴大，因此飛機起降費、折舊及攤銷費、工資、薪金及福利支出、飛機維修費、飛機經營性租賃費用和其他經營性租賃費用有大幅的增長。

本集團其他運營成本項目的變動分析如下：

航油支出為人民幣216.06億元，同比增長76.3%。主要原因是本公司規模擴大以及平均油價較二零零九年同期增長20%，二零一零年本集團共計消耗航油量約385萬噸，同比增長46.39%。二零一零年，航油支出佔本集團總營運成本的31.42%。

辦公、管理及其他營業支出為人民幣72.84億元，同比增長94.14%。主要原因是合併上航後該項費用增加了非航空運輸業務的相關費用。

資產減值損失為人民幣4.05億元，同比增長271.56%。主要原因是計提了待售某些飛機及相關資產的減值準備。

銷售及市場費用為人民幣33.24億元，同比增長68.05%。主要原因是銷售量和銷售價格上升，從而使得銷售代理手續費增長。

航空餐食供應支出為人民幣15.96億元，同比增長32.89%。主要原因是旅客運輸量和食品類物價指數的增長，但本公司嚴格控制餐食及供應品的採購成本，使得二零一零年餐食及供應品的單位成本變動不大，餐食及供應品成本增幅低於收入增幅。

上繳民航局的民航基礎設施建設基金為人民幣12.96億元，同比增長45.62%。主要原因是增加運力帶來的起降架次的增長。




地面服務及其他費用為人民幣4.4億元，同比增長51.72%。主要原因是客貨運業務的大幅增長導致該項成本增加。

衍生工具公允價值變動收益為人民幣8.33億元，二零零九年同期為人民幣37.75億元，主要原因是二零零九年國際原油價格上漲導致原油期權合約公允價值大幅轉回，而二零一零年國際油價較為穩定，原油期權合約公允價值轉回幅度不大。二零一零年，本公司原油期權合約公允價值變動淨收益（含實際交割現金流出因素）約為人民幣8億元。

其他營業收入

本集團的其他營業收入主要為政府補貼。其他營業收入由二零零九年的人民幣12.88億元減少至二零一零年的人民幣6.59億元。主要原因是二零零九年有民航基礎設施建設基金返還約人民幣8.32億元。

財務收入／費用

二零一零年，本集團財務收入為人民幣11.55億元，主要是由於人民幣兑美元升值帶來的匯兑損益增加。財務費用為人民幣15.02億元，減少主要是由於資產結構改善以及LIBOR的降低。

利潤

綜上所述，本集團二零一零年度歸屬於本公司權益持有者的利潤為人民幣49.58億元，與本集團二零零九年度歸屬於本公司權益持有者的利潤為人民幣1.69億元相比增長2,833.73%。

流動資金狀況與資本結構

本集團通常通過營運業務和銀行短期貸款來滿足營運資金的需求。截至二零零九年和二零一零年十二月三十一日，本集團的現金及現金等價物分別為人民幣17.35億元和人民幣30.78億元。二零零九年和二零一零年本集團業務營運所產生的現金淨額分別為人民幣34.29億元和人民幣106.41億元。本集團在二零一零年除運營成本支出以外的基本現金需求是購買和改良飛機及飛行設備的用款，以及支付有關債項的用款。二零零九年和二零一零年本集團投資所用的現金淨額分別為人民幣72.36億元和人民幣86.33億元。二零零九年本集團融資流入現金淨額為人民幣 20.86億元，主要來自於銀行貸款及增發股票。二零一零年本集團融資流出現金淨額為人民幣6.52億元。

本集團通常有流動淨負債。於二零一零年十二月三十一日，本集團的流動債務超過流動資產達人民幣271.84億元。本集團過去一直通過而且相信將來繼續有能力通過中國國內銀行或外資銀行安排貸款來滿足營運資金的需要。

本集團利用負債比率來監察資本，此比率按照總負債除以總資產計算。截至二零一零年十二月三十一日，負債比率為0.84。

截至二零零九年和二零一零年十二月三十一日，本集團的短期貸款分別為人民幣84.07億元和人民幣111.93億元。同期的長期貸款分別為人民幣169.28億元和人民幣273.73億元。截至二零零九年十二月三十一日，本集團兩年之內到期、三到五年到期以及五年以上到期的長期貸款分別為人民幣66.37億元、人民幣 61.66億元以及人民幣41.25億元，而截至二零一零年十二月三十一日的這些長期貸款分別為人民幣121.80億元、人民幣86.72億元以及人民幣65.21億元。

截至二零零九年和二零一零年十二月三十一日，本集團的融資租賃債務分別為人民幣193.70億元和人民幣192.08億元。截至二零零九年十二月三十一日，本集團兩年之內到期、三到五年到期以及五年以上到期的租賃債務分別為人民幣42.19億元、人民幣 67.85億元以及人民幣 83.66億元，而截至二零一零年十二月三十一日的這些租賃債務分別為人民幣43.81億元、人民幣68.89億元以及人民幣79.39億元。

本集團一般以資產為擔保，以融資租賃及銀行貸款的方式購入飛機。截至二零一零年十二月三十一日，本集團部分銀行貸款對應的抵押資產值為人民幣208億元，與二零零九年末的人民幣136.78億元相比增加了52.07%。

截至二零一零年十二月三十一日，本集團的貸款中，美元貸款為33.33億美元，人民幣貸款為人民幣164.94億元。固定利率貸款佔總貸款的比例為16.80%，浮動利率貸款佔總貸款的比例為83.2%。截至二零零九年十二月三十一日，本集團的貸款中，美元貸款為19.27億美元，歐元貸款為0.12億歐元，人民幣貸款為人民幣120.64億元。固定利率貸款佔總貸款的比例為10%，浮動利率貸款佔總貸款的比例為90%。

截至二零一零年十二月三十一日，融資租賃債務中，美元債務為25.34億美元，人民幣債務為人民幣14.35億元，新加坡幣債務為1.94億新元。本集團融資租賃債務均為浮動利率。截至二零零九年十二月三十一日，融資租賃債務中，美元債務為25.78億美元，人民幣債務為人民幣17.65億元。固定利率債務佔總融資租賃債務的比例為0.7%，浮動利率債務佔總融資租賃債務的比例為99.3%。



本集團二零一零年有關附屬公司及聯營公司的重大收購及出售事項的詳情請參閱董事會報告書內標題為「重大事項」中的第1項。

資本開支

根據已簽訂的飛機、發動機及飛行設備協議，截至二零一零年十二月三十一日本集團預計的飛機、發動機及飛行設備的資本開支總額約為人民幣962.63億元，其中二零一一年預計資本開支約為人民幣166.71億元，二零一二年為人民幣217.33億元。上述各款項均可能因合同規定或物價指數的變化而變化。本集團計劃通過營運收入、現有銀行信貸額度、銀行貸款、租賃安排及其他外部融資方式來滿足上述資金要求。

主要會計政策

主要會計政策界定為反映重大判斷和不確定性，以及在不同假定和條件下可能導致重大不同結果的會計政策。

本集團的經審核綜合財務報表按國際財務報告準則編製。本集團的主要會計政策列示於經審核綜合財務報表附註2。國際財務報告準則要求本集團採用本公司董事認為適合的、能真實公正地反映本集團業績及財務狀況的會計政策並作出有關評估。然而，各重要範疇不同的政策、評估和假定可能導致相差甚遠的結果。編製該等財務報表時採用的重要會計政策及估算假設討論載於經審核綜合財務報表附註4。

風險分析

- **利率變動風險**

  截至二零零九年和二零一零年十二月三十一日，本集團帶息債務總額為人民幣447.05億元及人民幣577.74億元(包括長短期借款和應付融資租賃款)，其中，短期債務的比例分別為32.34%及30.03%，長期帶息債務中亦有部分為浮動利率債務，上述兩部分債務均受現行市場利率波動影響。

  本集團帶息債務以美元及人民幣債務為主。截至二零零九年和二零一零年十二月三十一日，本集團美元債務佔債務總額的比例分別為68.81%和67.18%，人民幣債務佔債務總額的比例分別為30.94%和31.03%。美元以及人民幣利率的變化對本集團財務成本的影響較大。

- **匯率波動風險**

  自二零零五年七月二十一日起，中國政府改革人民幣匯率形成機制，實行以市場供求為基礎、參考一籃子貨幣進行調節、有管理的浮動匯率制度。人民幣匯率波動受國內和國際經濟、政治形勢和貨幣供求關係的影響，未來人民幣匯率可能與現行匯率產生較大差異。

  本集團的業務跨越多個國家和地區，取得的收入包含多種貨幣且本集團期末外幣負債遠大於外幣資產，本集團最主要的負債項目(購買或租賃飛機)大多是以美元等貨幣計價和結算的。此外，匯率的波動還將影響本集團飛機、航材、航空燃油等來源於境外的採購成本及境外機場起降費等成本的變動。截至二零一零年十二月三十一日，本集團外幣帶息債務總額折合人民幣為398.45億元，其中美元負債的比例為97.41%。因此，在匯率大幅波動情況下，由外幣負債折算產生的匯兑損益金額較大，從而影響本集團的盈利狀況和發展。通常本集團以外匯套期合約來降低因機票銷售外匯收入及需以外匯支付的費用而導致的匯率風險。外匯套期主要為以固定匯率銷售日元或買入美元。截至二零一零年十二月三十一日，本集團持有尚未平倉的外匯套期合約的名義金額為美元0.48億元(二零零九年十二月三十一日為美元 0.82億元)，並將於二零一一年至二零一七年間期滿。

報告期內本集團匯兑淨收益有所上升。截至二零零九年和二零一零年十二月三十一日本集團匯兑收益分別為人民幣0.95億元和人民幣10.75億元。由於大量外幣淨負債的存在，若未來人民幣兑美元貶值或者人民幣兑美元升值速度減緩，將對本集團業績產生負面影響。

- **航油價格波動的風險**

航油為本集團主要營業成本之一，因此本集團的業績受航油價格波動的影響較大。國外航油價格主要受全球市場供求情況影響，而國內航油價格則受國家發展與改革委員會及民航局等政府機關的監管。本集團一般通過徵收燃油附加費來緩解航油價格上漲帶來的運營成本壓力。

為控制航油成本，本集團於以往年度進行了航油套期保值交易，交易品種是以美國WTI原油和新加坡航空燃油等為基礎資產的金融衍生產品。本集團通過選擇合適的工具等在一定保值價格區間內鎖定成本，但倘若航油價格出現大幅波動並超出設定的價格鎖定區間，從而導致相關交易產生實際交割損失和賬面浮虧的風險。

於二零一零年十二月三十一日，倘若原油價格較二零一零年十二月三十一日的收盤價上升5%，則本集團二零一零年十二月三十一日的原油期權合約公允價值收益將增加約人民幣0.24億元；倘若原油價格較二零一零年十二月三十一日的收盤價下降5%，則二零一零年十二月三十一日的原油期權合約公允價值收益將減少約人民幣0.88億元。

於二零零九年和二零一零年，本集團套期實際交割量佔年度航油消耗的比例分別為52.59%和28.2%。二零一零年，本集團未新簽訂原油期權合約，於以往年度簽署的合約將於二零一一年十二月三十一日前交割完畢。

政策影響

民航局和中國國家發展與改革委員會於二零一零年四月十三日發佈了《關於民航國內航線頭等艙、公務艙票價有關問題的通知》(「通知」)，根據通知的規定，自二零一零年六月一日起，民航國內航線頭等艙、公務艙票價實行市場調節價，具體價格由各運輸航空公司自行確定。本集團於二零一零年七月二日正式對外公佈了調整後的國內航線頭等艙和公務艙的新票價方案，未來本集團還將根據市場需求、航線性質、價格敏感度以及競爭環境等因素對兩艙價格進行合理、適度和及時的調整。

國家財政部和國家税務總局於二零一零年四月二十三日發佈了《關於國際運輸勞務免征營業税的通知》，本集團國際航線的客貨運輸業務屬於該通知的適用範圍，因此自二零一零年一月一日起本集團國際航線的客貨運收入免征營業税。

人力資源

截至二零一零年十二月三十一日，本集團僱用57,096名僱員，其中大部分在中國工作。本集團的員工工資基本上由基本工資和工作業績花紅構成，本集團沒有和員工發生重大勞資糾紛、沒有發生大量的員工流失情況，而且在僱用新員工上也未遇到嚴重困難。

税項

本公司按22%的税率繳付所得税(二零零九年：20%)。然而，由於部份附屬公司註冊成立所在的司法權區的適用所得税率為25%而非22%，因此本集團的實際税率或會高於22%。截至二零一零年十二月三十一日，本集團的累計税項虧損餘額約為人民幣98.55億元(二零零九年：人民幣162.23億元)，可用作抵銷二零一一年至二零一四年間的未來應課税收入。

REPORT OF DIRECTORS
董事會報告書

The Board is pleased to present the audited financial report of the Group for the year ended 31 December 2010.

董事會現提呈本集團截至二零一零年十二月三十一日止年度，經審核之財務報告。

GROUP ACTIVITIES AND RESULTS

集團業務及業績

The Company is one of the three largest air carriers in the PRC based on tonnekilometres and number of passengers carried in 2010 and is the important local-based airlines serving Shanghai, the "International Financial Centre" and the "International Shipping Centre" of the PRC. The results of the Group for the year ended 31 December 2010 and the financial position of the Company and the Group as at that date, prepared in accordance with IFRS and PRC Accounting Standards, are set out in the financial statements.

根據二零一零年噸公里總額及載運旅客人數計算，本公司是中國三家最大航空公司之一，同時也是服務於上海「國際金融中心」和「國際航運中心」建設的重要基地航空公司。本集團按國際財務報告準則及中華人民共和國會計準則編製之截至二零一零年十二月三十一日止年度業績，及本公司與本集團於該日之財務狀況，請參閱財務報表。

Details of the Company's principal subsidiaries are set out in note 22 to the financial statements of the Group prepared in accordance with IFRS.

有關本公司之主要附屬公司之詳情，請參閱本集團根據國際財務報告準則編製之財務報表註釋22。

The geographical analysis of the Group's revenue from its business is as follows:

下表列出本集團各地區的營業收入：

		PRC Accounting Standards 中華人民共和國會計準則 *RMB'000* *人民幣千元*	IFRS 國際財務報告準則 *RMB'000* *人民幣千元*
Domestic	中國國內	51,060,489	49,692,210
Regional (Hong Kong, Macao and Taiwan)	地區(港澳台)	3,900,952	3,900,952
International	國際	19,996,667	20,210,497
Total	總計	74,958,108	73,803,659

DIVIDENDS

股息

According to the financial statements prepared in accordance with PRC Accounting Standards, the Company recorded a net profit of RMB5,380 million for the year 2010, and the total accumulated losses of the Company as at 31 December 2010 amounted to RMB11,352 million. The Board does not recommend payment of any dividend for the financial year ended 31 December 2010.

根據中華人民共和國會計準則編製的財務報表，本公司二零一零年度淨利潤為人民幣53.80億元，截至二零一零年十二月三十一日，累計虧損為人民幣113.52億元。董事會建議不派發截至二零一零年十二月三十一日止的年度股息。

SHARE CAPITAL STRUCTURE

股本結構

As at 31 December 2010, the share capital structure of the Company is set out as follows:

截至二零一零年十二月三十一日本公司股本結構如下：

		Total number of Shares 股份總數	Approximate percentage of shareholding (%) 約佔股權比例(%)
1. A shares	A股		
(a) Listed shares with trading moratorium	(a) 有限售條件流通股	5,120,263,860	45.41
(b) Listed shares without trading moratorium	(b) 無限售條件流通股	2,661,950,000	23.60
2. H shares	H股	3,494,325,000	30.99
3. Total number of shares	股份總額	11,276,538,860	100.00

NUMBER OF SHAREHOLDERS

As at 31 December 2010, the total number of registered shareholders of the Company was 270,738, of which 270,041 are holders of A shares and 697 are holders of H shares.

股東總數

於二零一零年十二月三十一日，本公司登記在冊的股東總數為270,738戶，其中A股股東270,041戶，H股股東697戶。

SUBSTANTIAL SHAREHOLDERS

So far as the directors of the Company (the "**Directors**") are aware, each of the following persons, not being a Director, chief executive, supervisor of the Company or member of the Company's senior management, had, as at 31 December 2010, an interest and/or short position in the Company's shares or underlying shares (as the case may be) which would fall to be disclosed to the Company and The Stock Exchange of Hong Kong Limited (the "**Stock Exchange**") under the provisions of Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance (the "**SFO**"), or was otherwise, as at 31 December 2010, interested in 5% or more of any class of the then issued share capital of the Company, or was otherwise, as at 31 December 2010, a substantial shareholder (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "**Listing Rules**")) of the Company:

主要股東

據本公司董事(「**董事**」)所知，以下為並非本公司董事、行政總裁、監事及高級管理人員、而於二零一零年十二月三十一日在本公司股份或相關股份(視乎情況而定)中持有根據證券及期貨條例(「**證券及期貨條例**」)第XV部第2及3分部須向本公司及香港聯合交易所有限公司(「**聯交所**」)披露其於本公司的權益及╱或淡倉的人士，或其他於二零一零年十二月三十一日在本公司當時任何類別已發行股本持有5%或以上權益的人士，或本公司於二零一零年十二月三十一日的其他主要股東(定義見香港聯合交易所有限公司證券上市規則(「上市規則」))：

Name of shareholders 股東名稱	Nature of shares held 股份類別	Number of shares held 所持股數	Percentage of shareholding in the Company's total issued share capital 已發行總股本的股權比例	Percentage of shareholding in the Company's total issued A shares 已發行A股總數的股權比例	Percentage of shareholding in the Company's total issued H shares 已發行H股總數的股權比例	Short position 淡倉
China Eastern Air Holding Company ("**CEA Holding**") 中國東方航空集團公司(「**東航集團**」)	A shares A股	4,831,375,000	42.84%	62.08%	–	–
CEA Holding *(Note 1)* 東航集團*(附註1)*	H shares H股	1,927,375,000	17.09%	–	55.16%	–
HKSCC Nominees Limited *(Notes 2 to 3)* 香港中央結算(代理人)有限公司*(附註2至3)*	H shares H股	3,474,568,399	30.81%	–	99.43%	–

Notes:

Based on the information available to the Directors as at 31 December 2010 (including such information as was available on the website of the Hong Kong Stock Exchange) and so far as they are aware of and understand, as at 31 December 2010:

1. *Such H shares were held by 東航國際控股(香港)有限公司 (CES Global Holdings (Hong Kong) Limited) ("**CES Global**"), in the capacity of beneficial owner, which in turn was 100% held by CEA Holding.*
2. *Among the 3,474,568,399 H shares held by HKSCC Nominees Limited, 1,927,375,000 H shares (representing approximately 55.16% of the Company's then total issued H shares) were held by CES Global in the capacity of beneficial owner, which in turn was owned as to 100% by CEA Holding.*

附註：

根據董事於二零一零年十二月三十一日所獲悉的數據(包括在香港聯交所網站上可取得的資料)及據董事所知，於二零一零年十二月三十一日：

1. *該等H股是由東航國際控股(香港)有限公司(「東航國際」)以實益擁有人的身份持有，而東航集團則擁有東航國際100%權益。*
2. *由香港中央結算(代理人)有限公司持有的3,474,568,399股H股中，1,927,375,000股H股(佔本公司當時已發行H股總數約55.16%)由東航國際以實益擁有人的身份持有，而東航集團則擁有東航國際100%權益。*

3. *Among the 3,474,568,399 H shares held by HKSCC Nominees Limited, JPMorgan Chase & Co. had, through controlled corporations, an interest in an aggregate of 211,087,976 H shares (representing approximately 6.04% of the Company's then total issued H shares). JPMorgan Chase & Co. had interest in the aforesaid 211,087,976 H shares of the Company in manner as follows:*

   (a) *233,976 H shares (representing approximately 0.01% of the Company's then total issued H shares) were held by J.P. Morgan Securities Ltd. in the capacity of beneficial owner, which in turn was 98.95% held by J.P. Morgan Chase International Holdings, which in turn was 100% J.P. Morgan Chase (UK) Holdings Limited, which in turn was 100% held by J.P. Morgan Capital Holdings Limited, which in turn was 100% held by J.P. Morgan International Finance Limited, which in turn was 100% held by Bank One International Holdings Corporation, which in turn was 100% held by J.P. Morgan International Inc., which in turn was 100% held by JPMorgan Chase Bank, N.A., which in turn was 100% held by JPMorgan Chase & Co.;*

   (b) *60,732,000 H shares (representing approximately 1.74% of the Company's then total issued H shares) were held by JF Asset Management Limited in the capacity of investment manager, which in turn was 100% held by JPMorgan Asset Management (Asia) Inc., which in turn was 100% held by JPMorgan Asset Management Holdings Inc., which in turn was 100% held by JPMorgan Chase & Co.;*

   (c) *98,500,000 H shares (representing approximately 2.82% of the Company's then total issued H shares) were held by JPMorgan Asset Management (Singapore) Limited in the capacity of investment manager, which in turn was 100% held by JPMorgan Asset Management (Asia) Inc., which in turn was 100% held by JPMorgan Asset Management Holdings Inc., which in turn was 100% held by JPMorgan Chase & Co.; and*

   (d) *51,622,000 H shares (representing approximately 1.48% of the Company's then total issued H shares) were held in lending pool by JPMorgan Chase Bank, N.A. in the capacity of approved lending agent, which in turn was 100% held by JPMorgan Chase & Co..*

4. *Among the 3,474,568,399 H shares held by HKSCC Nominees Limited, JPMorgan Chase & Co. also had, through controlled corporations, a short position in an aggregate of 233,976 H shares (representing approximately 0.01% of the Company's then total issued H shares). Such short position of 233,976 H shares were held by J.P. Morgan Securities Ltd. in the capacity of beneficial owner, which in turn was 98.95% held by J.P. Morgan Chase International Holdings, which in turn was 100% J.P. Morgan Chase (UK) Holdings Limited, which in turn was 100% held by J.P. Morgan Capital Holdings Limited, which in turn was 100% held by J.P. Morgan International Finance Limited, which in turn was 100% held by Bank One International Holdings Corporation, which in turn was 100% held by J.P. Morgan International Inc., which in turn was 100% held by JPMorgan Chase Bank, N.A., which in turn was 100% held by JPMorgan Chase & Co..*

Save as disclosed above, based on the information available to the Directors and so far as they are aware, as at 31 December 2010, among the 3,474,568,399 H shares held by HKSCC Nominees Limited, no other person had any interest or short position in the Company's shares or underlying shares (as the case may be) which would fall to be disclosed to the Company and the Hong Kong Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO.

3. *由香港中央結算(代理人)有限公司持有的3,474,568,399股H股中，JPMorgan Chase & Co.透過受控制法團持有合共211,087,976股H股(相當於本公司當時已發行H股總額約6.04%)。JPMorgan Chase & Co.按下列方式擁有前述211,087,976股H股權益：*

   (a) *233,976股H股(相當於本公司當時已發行H股總數約0.01%)由J.P. Morgan Securities Ltd.以實益擁有人身份持有，後者由J.P. Morgan Chase International Holdings持有98.95%，後者由J.P. Morgan Chase (UK) Holdings Limited持有100%，後者由J.P. Morgan Capital Holdings Limited持有100%，後者由J.P. Morgan International Finance Limited持有100%，後者由Bank One International Holdings Corporation持有100%，後者由J.P. Morgan International Inc.持有100%，後者由JPMorgan Chase Bank, N.A.持有100%，後者由JPMorgan Chase & Co.持有100%;*

   (b) *60,732,000股H股(相當於本公司當時已發行H股總數約1.74%)由JF Asset Management Limited以投資經理身份持有，後者由JPMorgan Asset Management (Asia) Inc.持有100%，後者由JPMorgan Asset Management Holdings Inc.持有100%，後者由JPMorgan Chase & Co.持有100%;*

   (c) *98,500,000股H股(相當於本公司當時已發行H股總數約2.82%)由JPMorgan Asset Management (Singapore) Limited以投資經理身份持有，後者由JPMorgan Asset Management (Asia) Inc.持有100%，後者由JPMorgan Asset Management Holdings Inc.持有100%，後者由JPMorgan Chase & Co.持有100%；及*

   (d) *51,622,000股H股(相當於本公司當時已發行H股總數約1.48%)由JPMorgan Chase Bank, N.A.以經核准貸款代理身份持作可貸出股份，後者由JPMorgan Chase & Co.持有100%。*

4. *由香港中央結算(代理人)有限公司持有的3,474,568,399股H股中，JPMorgan Chase & Co.透過受控制法團持有淡倉合共233,976股H股(相當於本公司當時已發行H股總額約0.01%)。該等淡倉233,976股H股由J.P. Morgan Securities Ltd.以實益擁有人身份持有，後者由J.P. Morgan Chase International Holdings持有98.95%，後者由J.P. Morgan Chase (UK) Holdings Limited持有100%，後者由J.P. Morgan Capital Holdings Limited持有100%，後者由J.P. Morgan International Finance Limited持有100%，後者由Bank One International Holdings Corporation持有100%，後者由J.P. Morgan International Inc.持有100%，後者由JPMorgan Chase Bank, N.A.持有100%，後者由JPMorgan Chase & Co.持有100%。*

除上述所披露外，根據董事獲得的資料及就董事所知，於二零一零年十二月三十一日，在香港中央結算(代理人)有限公司持有的3,474,568,399股H股中，概無人士於本公司股份或相關股份(視情況而定)中擁有權益或淡倉，而須按照及已按照證券及期貨條例第XV部第2及3分部條文向本公司及香港聯交所披露。

REPORT OF DIRECTORS
董事會報告書

According to the relevant disclosure requirements laid down by the China Securities Regulatory Commission ("**CSRC**"), as at the end of the reporting period, the 10 largest registered shareholders and the 10 largest registered listed stock shareholders on the register of members the Company and their respective shareholdings are as follows:

根據中國證券監督管理委員會(「**中國證監會**」)的有關披露規定，報告期末，本公司登記於股東名冊前10名記名股東及前10名記名流通股份股東持股情況如下：

The 10 largest registered shareholders of the Company and their respective shareholdings:

本公司前10名記名股東持股情況：

	Name of shareholders 股東名稱	Increase/ (Decrease) in shareholding in the year 年度內增減	Shareholding at the end of the year 年末持股數量	Percentage (%) 比例 (%)	Type of shares 股份類別	Charged or locked-up shares 質押或凍結的股份數量	Nature of shares held 股份性質
1	CEA Holding 東航集團	0	4,831,375,000	42.84	Listed (all subject to moratorium) 已流通(全部為限售股)	Nil 無	A shares (subject to moratorium) A股(限售)
2	HKSCC NOMINEES LIMITED (including CES Global) HKSCC NOMINEES LIMITED (含東航國際)	3,498,360	3,474,568,399	30.81	Listed (1,437,375,000 shares held by CES Global are subject to moratorium) 已流通(其中東航國際持有的1,437,375,000股為限售股)	Unknown 未知	H shares (1,437,375,000 shares held by CES Global are subject to moratorium) H股(其中東航國際持有的1,437,375,000股為限售股)
3	Shanghai Alliance Investment Limited 上海聯和投資有限公司	427,085,429	427,085,429	3.79	Listed 已流通	Unknown 未知	A shares A股
4	China National Aviation Fuel Holding Co. 中國航空油料集團公司	0	421,052,632	3.73	Listed 已流通	Unknown 未知	A shares A股
5	Jin Jiang International Holdings Company Limited 錦江國際(集團)有限公司	400,334,918	400,334,918	3.55	Listed (288,888,860 shares are subject to moratorium) 已流通(其中288,888,860為限售股)	Unknown 未知	A shares A股
6	Aerospace Capital Holding Co. Ltd. 航天投資控股有限公司	-111,437,735	99,088,580	0.88	Listed 已流通	Unknown 未知	A shares A股
7	Sinotrans Air Transportation Development Co. Ltd. 中外運空運發展股份有限公司	0	83,157,894	0.74	Listed 已流通	Unknown 未知	A shares A股
8	Bosera價值增長證券投資基金 博時價值增長證券投資基金	60,000,000	60,000,000	0.53	Listed 已流通	Unknown 未知	A shares A股
9	Industrial and Commercial Bank of China Limited－Harvest主題新動力股票型證券投資基金 中國工商銀行股份有限公司－嘉實主題新動力股票型證券投資基金	27,753,888	27,753,888	0.25	Listed 已流通	Unknown 未知	A shares A股
10	Bank of China Group Investment Limited 中銀集團投資有限公司	21,997,755	21,997,755	0.2	Listed 已流通	Unknown 未知	A shares A股

Description of any related party or concert party relationship among the 10 largest shareholders: the Company is not aware of any related party or concert party relationship among the above shareholders.

前10名股東關聯關係或一致行動的說明：本公司未知上述股東之間存在關聯關係或一致行動關係。

THE 10 LARGEST REGISTERED LISTED STOCK SHAREHOLDERS OF THE COMPANY AND THEIR RESPECTIVE SHAREHOLDINGS

前十名記名流通股股東持股情況

	Name of shareholders 股東名稱	Shareholding of listed stocks at the end of the year 年末持有流通股的數量	Nature of shares held 種類
1.	HKSCC NOMINEES LIMITED (including CES Global) 香港中央結算(代理人)有限公司(包含東航國際)	2,037,193,399	H shares H股
2.	Shanghai Alliance Investment Limited 上海聯和投資有限公司	427,085,429	A shares A股
3.	China National Aviation Fuel Holding Co. 中國航空油料集團公司	421,052,632	A shares A股
4.	Jin Jiang International Holdings Company Limited 錦江國際(集團)有限公司	111,446,058	A shares A股
5.	Aerospace Capital Holding Co. Ltd. 航天投資控股有限公司	99,088,580	A shares A股
6.	Sinotrans Air Transportation Development Co. Ltd. 中外運空運發展股份有限公司	83,157,894	A shares A股
7.	Bosera價值增長證券投資基金 博時價值增長證券投資基金	60,000,000	A shares A股
8.	Industrial and Commercial Bank of China Limited－Harvest主題新動力股票型證券投資基金 中國工商銀行股份有限公司－嘉實主題新動力股票型證券投資基金	27,753,888	A shares A股
9.	Bank of China Group Investment Limited 中銀集團投資有限公司	21,997,755	A shares A股
10.	China Construction Bank－Bosera價值增長貳號證券投資基金 中國建設銀行－博時價值增長貳號證券投資基金	21,899,824	A shares A股

Description of any related party or concert party relationship among the 10 largest listed stock shareholders: the Company is not aware of any related party or concert party relationship among the above listed stock shareholders.

前10名流通股股東關聯關係的説明：本公司未知上述流通股股東之間存在關聯關係或一致行動關係。

CONTROLLING SHAREHOLDER

控股股東情況介紹

There has been no change in the Company's controlling shareholder in the year.

本公司的控股股東在本年度內沒有變更。

CEA Holding is the parent company of the Company and its registered capital amounts to RMB11,780,365,000. Mr. Liu Shaoyong is the legal representative of CEA Holding. CEA Holding's scope of business includes the management of all state-owned assets and state-owned equity of its group and its investment enterprises which are formed by state investment. As at 31 December 2010, no share of the Company held by CEA Holding was pledged.

東航集團是本公司的母公司。註冊資本為人民幣11,780,365,000元，法定代表人為劉紹勇先生，經營範圍：經營集團公司及其投資企業中由國家投資形成的全部國有資產和國有股權。截至二零一零年十二月三十一日，該公司擁有本公司的股票沒有質押情況。

PURCHASE, SALE OR REDEMPTION OF SECURITIES

Save as otherwise disclosed, during the year ended 31 December 2010, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of its listed securities ("**securities**" having the meaning ascribed thereto under paragraph 1 of Appendix 16 to the Listing Rules), without taking into account any issue of new securities.

購入、出售或贖回證券

除另披露外，於二零一零年十二月三十一日止年度內，本公司及其任何附屬公司概無購入、出售或贖回任何其已上市證券(「**證券**」一詞的涵義見上市規則附錄十六第一段)(不計新發證券)。

SIGNIFICANT DIFFERENCES BETWEEN THE CORPORATE GOVERNANCE PRACTICES OF THE COMPANY AND THE CORPORATE GOVERNANCE PRACTICES REQUIRED TO BE FOLLOWED BY U.S. COMPANIES UNDER THE NEW YORK STOCK EXCHANGE'S LISTING STANDARDS

As a company incorporated in the PRC and listed on the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the New York Stock Exchange (the "**NYSE**"), the Company is subject to not only applicable PRC laws and regulations, including the PRC Company Law, the PRC Securities Law, the Corporate Governance Standards for Listed Companies and Guidance Opinions regarding the Establishment of the Independent Director System in Listed Companies (the "**Independent Director Guidance**"), but also Hong Kong laws and regulations, including the Listing Rules, the Companies Ordinance and the SFO, as well as applicable U.S. Federal securities laws and regulations, including the U.S. Securities Exchange Act of 1934, as amended, and the Sarbanes-Oxley Act of 2002. Based on NYSE's listing standards, the NYSE imposes a series of corporate governance standards for companies listed on the NYSE. However, the NYSE permits foreign private issuers to follow their respective "**home country**" practices and grants waivers for compliance with certain corporate governance standards. One of the conditions for such waiver is for the foreign private issuer to disclose in its annual report how the corporate governance practices in its "**home country**" differ from those required of U.S. companies under the NYSE listing standards.

In accordance with the requirements of Section 303A.11 of the NYSE Listed Company Manual, the following is a summary of the significant differences between the Company's corporate governance practices and those required to be followed by U.S. companies under the NYSE's listing standards.

Section 303A.01 of the NYSE Listed Company Manual provides that listed companies must have a majority of independent Directors. As a company listed in the PRC, the Company is subject to the requirement under the Independent Director Guidance that at least one-third of the Board be independent as determined thereunder. As a company listed in Hong Kong, the Company is also subject to the requirement under the Listing Rules that at least three members of the Board shall be independent, and at least one of whom must have appropriate professional qualifications or accounting or related financial management expertise. The Company currently has four independent Directors out of a total of nine Directors. The standards for establishing independence set forth under either the Independent Director Guidance or the Listing Rules differ from those set forth in the NYSE Listed Company Manual.

本公司企業管治實踐與美國公司應遵循的紐約股票交易所上市規則有關企業管治規定的主要差異

作為一家在中國設立的，同時在上海證券交易所、香港聯交所和紐約股票交易所(「**紐約交易所**」)上市的公司，本公司不僅受適用的中國法律法規的約束，包括《中國公司法》、《中國證券法》、《上市公司治理準則》以及《關於在上市公司建立獨立董事制度的指導意見》(「**《獨立董事指導意見》**」)，還受到香港法律法規的約束，包括《上市規則》、《公司條例》和《香港證券和期貨條例》，同時亦受相應美國聯邦證券法律法規的約束，包括美國《證券交易法(一九三四年)》(含其修訂)和《薩奧法案(二零零二年)》。紐約交易所根據該交易所的上市規則制定了一系列上市公司必須遵守的企業管治準則。然而，紐約交易所也允許外國發行公司遵照「**母國**」的相關要求，並且給予這些公司企業管治準則的豁免。而給予豁免的條件之一即該外國發行公司必須在年度報告中摘要描述紐約交易所上市規則中的企業管治相關規定與「**母國**」的企業管治規範中的差異。

根據《紐約交易所上市公司手冊》第303A.11款的規定，本公司企業管治的實施與美國公司應遵循的紐約交易所上市規則有關規定的主要差異如下：

《紐約交易所上市公司手冊》第303A.01款要求上市公司董事會大部份成員必須為獨立董事。本公司作為一家中國上市公司，應遵守《獨立董事指導意見》中要求至少三分之一的董事會成員為獨立董事的規定。本公司作為一家香港上市公司，還應遵守《上市規則》中要求董事會成員中最少有三名獨立董事，並且至少其中一名應具備相應的專業資格或會計或相關財務管理專業知識的規定。本公司目前九名董事中有四名為獨立董事。另外，《獨立董事指導意見》或《上市規則》所規定的獨立性標準也與《紐約交易所上市公司手冊》的規定不同。

REPORT OF DIRECTORS
董事會報告書

Section 303A.03 of the NYSE Listed Company Manual provides that listed companies must schedule regular executive sessions in which non-management directors meet without management participation. The Company is not required, under either the applicable PRC law or the applicable Hong Kong law, to hold such executive sessions.

《紐約交易所上市公司手冊》第303A.03款要求上市公司須定期安排僅非執行董事參加的會議。對此，適用的中國法律和香港法律皆無相應要求。

Section 303A.04 of the NYSE Listed Company Manual provides that listed companies must have a nominating/corporate governance committee composed entirely of independent directors. The establishment of the Nomination Committee was considered and resolved and its charter was passed at the third regular meeting of the fifth session of the board of the Company held on 28 April 2009. The merging of the Nomination Committee and the Remuneration and Appraisal Committee into the Nomination and Remuneration Committee was agreed at the 36th ordinary meeting of the fifth session of the Board of the Company held on 19 March 2010 and the **"Working Rules of the Nomination and Remuneration Committee"** was passed. The Nomination and Remuneration Committee consists of three members, two of which are independent non-executive Directors of the Company. Section 303A.04 of the NYSE Listed Company Manual also provides that the nominating/corporate governance committee of a listed company must have a written charter that addresses the committee's purpose and responsibilities, which include, among others, the development and recommendation of corporate governance guidelines to the listed company's board of directors. The Board is directly responsible for developing the Company's corporate governance guidelines.

《紐約交易所上市公司手冊》第303A.04款要求上市公司必須設立全部由獨立董事組成的提名／企業管治委員會。於二零零九年四月二十八日舉行的本公司第五屆董事會第三次例會上，已經審議通過成立提名委員會，並通過委員會章程。於二零一零年三月十九日，本公司第五屆董事會第三十六次普通會議上，同意提名委員會及薪酬與考核委員會合併成為提名與薪酬委員會，並通過**「提名與薪酬委員會工作細則」**。提名及薪酬委員會有三位成員，其中兩人是本公司獨立非執行董事。《紐約交易所上市公司手冊》第303A.04款還規定提名／企業管治委員會必須制定其章程，列明委員會的宗旨及職責，包括制定有關企業管治指引並向上市公司董事會推薦等。本公司企業管治指引由董事會直接負責制定。

Section 303A.05 of the NYSE Listed Company Manual provides that listed companies must have a compensation committee composed entirely of independent directors. Under the Listing Rules, a majority of the members of the remuneration committee must be independent non-executive directors. The merging of the Nomination Committee and the Remuneration and Appraisal Committee into the Nomination and Remuneration Committee was agreed at the 36th ordinary meeting of the fifth session of the Board of the Company held on 19 March 2010. The Nomination and Remuneration Committee of the Company is composed of two independent non-executive Directors and one Director.

《紐約交易所上市公司手冊》第303A.05款要求上市公司必須設立全部由獨立董事組成的薪酬委員會。根據上市規則，薪酬委員會的大多數成員必須為獨立非執行董事。提名委員會及薪酬與考核委員會合併成為提名與薪酬委員會，已於二零一零年三月十九日舉行的本公司第五屆董事會第三十六次普通會議上同意。本公司提名及薪酬委員會由兩名獨立非執行董事和一名董事組成。

Section 303A.10 of the NYSE Listed Company Manual provides that listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees. As required under the Sarbanes-Oxley Act of 2002, the Company has adopted a code of ethics that is applicable to the Company's Directors, Supervisors, President, Chief Financial Officer and other senior managers.

《紐約交易所上市公司手冊》第303A.10款要求上市公司須制定及披露適用於董事、管理層及所有員工的商業操守及道德準則。本公司已按照《薩奧法案(二零零二年)》的要求制定了適用於本公司董事、監事、總經理、財務總監和其他高級管理人員的職業道德準則。

PRE-EMPTIVE RIGHTS

優先購股權

Under the articles of association of the Company and the PRC laws, no pre-emptive rights exists, which require the Company to offer new shares to its existing shareholders on a pro rata basis.

根據本公司章程及中華人民共和國法律，並無優先購股權條款要求本公司需按現有股東持股百分比，向現在股東出售新股。

SUFFICIENCY OF PUBLIC FLOAT

足夠之公眾持股量

Based on information that is publicly available to the Company and within the knowledge of the Directors as at the latest practicable date prior to the issue of this annual report, the Directors believe that the Company has at all times during the year ended 31 December 2010 maintained the relevant applicable minimum percentage of listed securities as prescribed by Rule 8.08(1)(a) of the Listing Rules.

根據於本年報發出前之最後可行日期，本公司可公開所得的資料以及就董事所知悉，董事相信本公司已於截至二零一零年十二月三十一日止年度內之所有時間維持上市規則第8.08(1)(a)條規定的有關適用最低上市證券百分比。

SHAREHOLDINGS OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

董事、監事及高級管理人員持股情況

Names, relevant information of and shares held by the Directors, the Supervisors and members of senior management of the Company as at 31 December 2010 are as follows:

本公司截至二零一零年十二月三十一日董事、監事及高級管理人員姓名、有關資料及持股情況如下：

Name 姓名	Position 職務	Age 年齡	Number of listed A shares of the Company held – personal interest 所持本公司流通A股股數－個人權益	Capacity in which the A shares were held 所持A股身份	Effective date and expiry date of appointment 任期起止日期
Liu Shaoyong 劉紹勇	Chairman 董事長	52	0	–	2010-6-28 – 2013-6-28
Li Jun 李　軍	Vice Chairman 副董事長	58	0	–	2010-6-28 – 2013-6-28
Ma Xulun 馬須倫	Director, President 董事、總經理	47	0	–	2010-6-28 – 2013-6-28
Luo Chaogeng 羅朝庚	Director 董事	61	6,600 *(Note 1)* *(註釋1)*	Beneficial Owner 實益擁有人	2010-6-28 – 2013-6-28
Luo Zhuping 羅祝平	Director, Company Secretary 董事、公司秘書	58	11,616 *(Note 2)* *(註釋2)*	Beneficial Owner 實益擁有人	2010-6-28 – 2013-6-28
Sandy Ke-Yaw Liu 劉克涯	Independent non-executive Director 獨立非執行董事	63	0	–	2010-6-28 – 2013-6-28
Wu Xiaogen 吳曉根	Independent non-executive Director 獨立非執行董事	45	0	–	2010-6-28 – 2013-6-28
Ji Weidong 季衛東	Independent non-executive Director 獨立非執行董事	54	0	–	2010-6-28 – 2013-6-28
Shao Ruiqing 邵瑞慶	Independent non-executive Director 獨立非執行董事	54	0	–	2010-6-28 – 2013-6-28
Liu Jiangbo 劉江波	Chairman of the Supervisory Committee 監事會主席	61	0	–	2010-6-28 – 2013-6-28
Xu Zhao 徐　昭	Supervisor 監事	42	0	–	2010-6-28 – 2013-6-28
Yan Taisheng 燕泰勝	Supervisor 監事	57	0	–	2010-6-28 – 2013-6-28
Feng Jinxiong 馮金雄	Supervisor 監事	49	0	–	2010-6-28 – 2013-6-28
Liu Jiashun 劉家順	Supervisor 監事	54	3,960 *(Note 3)* *(註釋3)*	Beneficial Owner 實益擁有人	2010-6-28 – 2013-6-28
Zhang Jianzhong 張建中	Vice President 副總經理	56	0	–	2010-6-28 – 2013-6-28
Li Yangmin 李養民	Vice President 副總經理	48	3,960 *(Note 3)* *(註釋3)*	Beneficial Owner 實益擁有人	2010-6-28 – 2013-6-28
Zhao Jinyu 趙晉豫	Vice President 副總經理	54	0	–	2010-6-28 – 2013-6-28
Tang Bing 唐　兵	Vice President 副總經理	44	0	–	2010-6-28 – 2013-6-28
Wu Yongliang 吳永良	Chief Financial Officer 財務總監	48	3,696 *(Note 4)* *(註釋4)*	Beneficial Owner 實益擁有人	2010-6-28 – 2013-6-28

REPORT OF DIRECTORS
董事會報告書

Note 1: representing approximately 0.000059% of the Company's total issued shares as at 31 December 2010

Note 2: representing approximately 0.0001% of the Company's total issued shares as at 31 December 2010

Note 3: representing approximately 0.000035% of the Company's total issued shares as at 31 December 2010

Note 4: representing approximately 0.000033% of the Company's total issued shares as at 31 December 2010

註釋1： 佔本公司於二零一零年十二月三十一日已發行股份總數約0.000059%

註釋2： 佔本公司於二零一零年十二月三十一日已發行股份總數約0.0001%

註釋3： 佔本公司於二零一零年十二月三十一日已發行股份總數約0.000035%

註釋4： 佔本公司於二零一零年十二月三十一日已發行股份總數約0.000033%

As at the date of this report and in 2010, brief biographical details in respect of each of the Directors, Supervisors and senior management officers of the Company are as follows:

二零一零年及截至本報告日期，本公司董事、監事及高級管理人員簡歷如下：

Mr. Liu Shaoyong is currently the Chairman of the Company and Deputy Party Secretary and General Manager of CEA Holding. Since Mr. Liu joined the civil aviation industry in 1978, he has been appointed the Deputy General Manager of China General Aviation Corporation, Deputy Director of Shanxi Provincial Civil Aviation Administration, General Manager of the Shanxi Branch of the Company, and Chief of the Flying Model Division of the Civil Aviation Administration of China (the "**CAAC**"). Mr. Liu served as General Manager of the Company from December 2000 to October 2002, Vice Minister of the CAAC from October 2002 to August 2004, General Manager of China Southern Air Holding Company from August 2004 to December 2008, Chairman of directors of China Southern Airlines Co., Ltd (H share stock code: 1055) from November 2004 to December 2008. Since December 2008, Mr. Liu has been appointed Deputy Party Secretary and the General Manager of CEA Holding, and has just become the Chairman of the Company since 3 February 2009. Mr. Liu graduated from the China Civil Aviation Flight College and achieved an EMBA degree of Tsinghua University in 2005. Mr. Liu holds the title of First Class Pilot. He is currently the Director General of China Air Transport Association, the Director of International Air Transport Association and the Director of Association for Relations Across the Taiwan Straits.

劉紹勇先生為本公司現任董事長，東航集團總經理、黨組副書記。劉先生於一九七八年加入民航業，曾任中國通用航空公司副總經理、中國民航山西省管理局副局長、本公司山西分公司總經理、中國民用航空總局飛行標準司司長。二零零零年十二月至二零零二年十月任本公司總經理，二零零二年十月至二零零四年八月任中國民用航空總局副局長，二零零四年八月至二零零八年十二月任中國南方航空集團公司總經理，二零零四年十一月至二零零八年十二月任中國南方航空股份有限公司(H股股份代號：1055)董事長。二零零八年十二月起任東航集團總經理、黨組副書記，二零零九年二月三日起任本公司董事長。劉先生畢業於中國民航飛行學院，二零零五年獲得清華大學EMBA碩士學位，具有一級飛行員職稱。劉先生是中國航空運輸協會理事長、國際航空運輸協會理事、海峽兩岸關係協會理事。

Mr. Li Jun is currently the Vice Chairman of the Company and the deputy general manager and the party secretary of CEA Holding. Mr. Li joined the civil aviation industry in 1972. Since 1977, Mr. Li served as officer in the Political Department and office secretary of CAAC. Mr. Li served as person-in-charge of Policy Research Department in the Civil Aviation Bureau in 1984, deputy director of Policy Research Department in the Civil Aviation Bureau in 1986, deputy manager of Planning Department in CAAC in 1989, manager of Planning Department in CAAC in 1994, director of the General Office in CAAC in 1996, manager of Personnel Education Department in CAAC in 2000, and deputy head and party committee member of CAAC in 2001. Since 2006, Mr. Li has served as the deputy general manager and the party secretary of CEA holding and has served as Vice Chairman of the Company since June 2007. Mr. Li graduated from the Party School of the Central Committee of the C.P.C. and holds a bachelor degree of Economic Management and is a qualified senior political work instructor and Economist.

李軍先生為現任本公司副董事長、東航集團黨組書記、副總經理。李先生於一九七二年加入民航業。一九七七年起，先後任民航總局政治部幹事，民航總局辦公室秘書，一九八四年任民航局辦公室政策研究室負責人，一九八六年任民航局政策研究室副主任，一九八九年任民航總局計劃司副司長，一九九四年任民航總局計劃司司長，一九九六年任民航總局辦公廳主任，二零零零年任民航總局人事教育司司長，二零零一年任民航總局副局長、黨委委員，二零零六年至今中國東方航空集團公司黨組書記、副總經理，二零零七年六月至今任公司副董事長。李先生畢業於中央黨校經濟管理專業，具有大學本科學歷，高級政工師及經濟師資格。

REPORT OF DIRECTORS
董事會報告書

Mr. Ma Xulun is currently a Director, the President and the Deputy Party Secretary of the Company, the Deputy Party Secretary of CEA Holding. Mr. Ma joined the civil aviation industry since 1997. He has been appointed Deputy General Manager of China Commodities Storing and Transportation Corporation, Deputy Director General of Finance Department of the CAAC, Vice President of Air China International Corporation Limited. In 2002, after the restructuring of civil aviation industry he was appointed the Vice President of the general affairs of Air China International Corporation Limited. Later on, Mr. Ma served as President and Deputy Party Secretary of Air China International Corporation Limited (stock code: 753) from September 2004 to January 2007. Mr. Ma became a Party member of China National Aviation Holding Company from December 2004 to December 2008, and Deputy General Manager of China National Aviation Holding Company from January 2007 to December 2008. Since December 2008, Mr. Ma started working as General Manager and Deputy Party Secretary of the Company and Deputy Party Secretary of CEA Holding. Since 3 February 2009, Mr. Ma has become a Director of the Company. Mr. Ma Xulun became a director of 中國貨運航空有限公司 (China Cargo Airlines Co., Ltd.) (a subsidiary of the Company) with effect from 4 January 2009 and became the chairman of such company with effect from 5 January 2009. Mr. Ma is also a director and the chairman of 上海航空有限公司 (Shanghai Airlines Co., Ltd.) (a subsidiary of the Company). Mr. Ma graduated from Shanxi University of Finance and Economics and Huazhong University of Science and Technology. Mr. Ma holds a master degree and is a qualified accountant.

馬須倫先生為現任董事、總經理、黨委副書記及東航集團黨組副書記。馬先生於一九九七年加入民航業，曾任中國物資儲運總公司副總經理、中國民航總局財務司副司長、中國國際航空公司副總裁。二零零二年民航聯合重組後任中國國際航空公司常務副總裁，二零零四年九月至二零零七年一月任中國國際航空股份有限公司(股份代號：753)總裁，黨委副書記，二零零四年十二月至二零零八年十二月任中國航空集團公司黨組成員，二零零七年一月至二零零八年十二月任中國航空集團公司副總裁，二零零八年十二月起任本公司總經理、黨委副書記，東航集團黨組副書記，二零零九年二月三日起任本公司董事。馬須倫先生於二零零九年一月四日起擔任中國貨運航空有限公司(本公司的附屬公司)的董事並於二零零九年一月五日起擔任該公司董事長。馬先生同時兼任為上海航空有限公司(本公司附屬公司)董事、董事長。馬先生畢業於山西財經大學、華中科技大學，具有碩士學位及註冊會計師資格。

Mr. Luo Chaogeng is currently a Director and the party constitution member and deputy general manager of CEA Holding. Mr. Luo joined the civil aviation industry in 1970. Mr. Luo was a flight mechanic of the instructing team of the Lanzhou Civil Aviation Administration Bureau from August 1970 to August 1972. From August 1972 to March 1989, he was the flight mechanic and vice instructor of the 8th Civil Aviation Flight Team. From March 1989 to August 1994, he was the deputy commissar, commissar and party secretary of the Xi'an Flight Team of China Northwest Airlines. From August 1994 to October 1996, he was the party secretary of the aircraft maintenance plant of China Northwest Airlines. From October 1996 to March 1997, he was the party secretary and deputy general manager of the aircraft maintenance base of China Northwest Airlines. From March 1997 to December 2000, he was the deputy director of the Civil Aviation Administration Bureau of China Northwest Airlines. From December 2000 to November 2001, Mr. Luo was the general manager of Yunnan Airlines and the director and deputy party secretary of Civil Aviation Administration Bureau of Yunnan. From November 2001 to September 2002, he was the general manager and deputy party secretary of Yunnan Airlines. From September 2002 to present, he has been the party constitution member and vice president of CEA Holding. From September 2002 to September 2004, he has also served concurrently as the general manager of Yunnan Airlines of CEA Holding. From September 2004 to the present, he has been the party constitution member and the deputy general manager of CEA Holding, and from September 2004 to October 2006 was President and deputy party secretary of China Eastern Airlines Corporation Limited. Mr. Luo serves as a non-executive directors of TravelSky Technology Limited (H share stock code: 696) from 3 March 2009. From September 1998 to June 2001, Mr. Luo attended the postgraduate course in economics and management for incumbent leading cadres of Shaanxi Province at the Central Party School. Mr. Luo has first class competency in flight mechanics.

羅朝庚先生為現任董事及東航集團黨組成員、副總經理。羅先生於一九七零年加入民航業。羅先生於一九七零年八月至一九七二年八月任民航蘭州管理局教導隊飛行機械員；一九七二年八月至一九八九年三月任民航第八飛行大隊飛行機械員、副教導員；一九八九年三月至一九九四年八月任中國西北航空公司西安飛行大隊副政委、政委、黨委書記。羅先生於一九九四年八月至一九九六年十月任中國西北航空公司飛機維修廠黨委書記；一九九六年十月至一九九七年三月任中國西北航空公司飛機維修基地黨委書記、副總經理；一九九七年三月至二零零零年十二月任民航西北管理局副局長。羅先生於二零零零年十二月至二零零一年十一月任雲南航空公司總經理、民航雲南省管理局局長、黨委副書記；二零零一年十一月至二零零二年九月任雲南航空公司總經理、黨委副書記；二零零二年九月至今任東航集團黨組成員、副總裁，二零零二年九月至二零零四年九月兼任中國東方航空雲南公司總經理；二零零四年九月至今任東航集團黨組成員、副總經理，二零零四年九月至二零零六年十月任中國東方航空股份有限公司總經理、黨委副書記。羅先生從二零零九年三月三日起擔任中國民航信息網絡股份有限公司(H股股票代碼：696)非執行董事。羅朝庚先生於一九九八年九月至二零零一年六月曾在中央黨校陝西省在職領導幹部研究生班經濟管理專業學習，羅先生具有一級飛行機械員職稱。

REPORT OF DIRECTORS
董事會報告書

Mr. Luo Zhuping is currently a Director and the Company Secretary. Mr. Luo joined CEA in 1988. He was deputy chief and then chief of the enterprise management department and deputy head of the share system office of China Eastern Airlines from 1992 to 1997. In 1997, he became the secretary of the board of China Eastern Airlines Corporation Limited and, from 1997 to 2008, also served as the head of the secretariat of the board of the Company. He became a Director of the Company in June 2004. Mr. Luo graduated from the Faculty of Philosophy and the Faculty of Law of Anhui University in 1979 and 1985, respectively. In 1994, Mr. Luo received a Master degree from the Economics Department of Eastern China Normal University, majoring in global economics. In 1998, he participated in the training programme for senior managers of large state-owned enterprises organised in the U.S.A. by the State Economic and Trade Commission and Morgan Stanley. Mr. Luo has been responsible for joint-stock reform and capital management of the Company since 1993.

羅祝平先生為現任董事、公司秘書。羅先生於一九八八年加入東航。一九九二年至一九九七年歷任中國東方航空公司企業管理處副處長、處長、股份制辦公室副主任，一九九七年起任中國東方航空股份有限公司董事會秘書，一九九七年至二零零八年兼任董事會秘書室主任，二零零四年六月當選公司董事。羅先生一九七九年畢業於安徽大學哲學系，一九八五年畢業於安徽大學法學專業，一九九四年獲得華東師範大學經濟學世界經濟專業碩士研究生學歷，一九九八年參加國家經濟貿易委員會與摩根士丹利公司在美國舉辦的國家大型企業高級管理人員培訓班。羅先生自一九九三年起一直負責公司股份制和資本運營工作。

Mr. Sandy Ke-Yaw Liu was appointed as an Independent Non-executive Director of the Company in June 2009. Mr. Liu joined the civil aviation industry in Taiwan since 1969. He has served in China Airlines (台灣中華航空公司) as Airport Manager in Honolulu Airport, Marketing Director for the Americas, General Manager for Hawaii District, Regional Director for Europe, Director of Corporate Planning and Director of Marketing Planning respectively in its Corporate Office Taiwan. He also served as Vice President for Market and Sales in 1993 and Executive Vice President for Commercial since 1996, and was promoted to President in 1998. Additionally, Mr. Liu had served as Board Director in Taiwan Mandarin Airlines (台灣華信航空), Taiwan Far Eastern Air Transport (台灣遠東航空), Taiwan China Pacific Catering Service (台灣華膳空廚), Taiwan Taoyuan International Airport Service Company (台灣桃園航勤服務公司) and the Chairman of the Board of Taiwan Air Cargo Terminal (台灣華儲物流公司). In 2001, he moved to Hong Kong to join Expeditors International of Washington, Inc. a global logistics company as the Chief Operating Officer for Asia Region. Mr. Liu graduated from Taipei's Shih-Shin University (台灣世新大學) and attended advanced study program in Stanford University in the United States in 1990 and 1993 respectively.

劉克涯先生於二零零九年六月獲委任為本公司獨立非執行董事。劉先生於一九六九年加入台灣民航業。曾任台灣中華航空公司的檀香山機場經理，美洲地區營銷經理，夏威夷地區總經理，歐洲地區處長，總公司企劃處長，總公司營銷規劃處長，一九九三年起擔任營銷副總經理，一九九六年起擔任商務副總經理，一九九八年起擔任總經理。此外，劉先生還擔任台灣華信航空、台灣遠東航空、台灣華膳空廚、台灣桃園航勤服務公司的董事；台灣華儲物流公司的董事長。二零零一年赴香港加入國際物流公司(Expeditors International of Washington, Inc.)出任亞洲區營運長職務。劉先生畢業於台灣世新大學，並於一九九零年及一九九三年兩度赴美國史丹佛大學研修。

Mr. Wu Xiaogen was appointed as an Independent Non-executive Director of the Company in March 2010. Mr. Wu was the assistant to general manager and the deputy general manager of the securities business department of China Jingu International Trust Investment Company Limited (中國金穀國際信託投資有限責任公司) from April 1998 to March 1999, the deputy general manager of the securities management department and the general manager of the institutional management department of China Technology International Trust Investment Company (中國科技國際信託投資公司) from March 1999 to July 2000, the head of the audit teaching and research unit and the vice president of the School of Accountancy of Central University of Finance and Economics (中央財經大學) from July 2000 to November 2004. He has been the chief accountant of China First Heavy Industries (中國第一重型機械集團公司) since November 2004. He has been professional director for central enterprises since June 2010 and holds the title of researcher. Mr. Wu is also a director of Chinese Institute of Certified Public Accountants and a member of the moral code committee of Chinese Institute of Certified Public Accountants. Mr. Wu was appointed as an independent non-executive director of China Petroleum & Chemical Corporation, a company listed on the Stock Exchange, with effect from 18 May 2010. Mr. Wu graduated from the Department of Economics and Management of Central University of Finance and Economics (中央財經大學) in 1997 and obtained a doctoral degree in Economics.

吳曉根先生於二零一零年三月獲委任為本公司獨立非執行董事。吳先生於一九九八年四月至一九九九年三月任中國金穀國際信託投資有限責任公司證券業務部總經理助理、副總經理，一九九九年三月至二零零零年七月任中國科技國際信託投資公司證券管理總部副總經理兼機構管理部總經理，二零零零年七月至二零零四年十一月任中央財經大學會計學院審計教研室主任、副院長，二零零四年十一月至今任中國第一重型機械集團公司總會計師，二零一零年六月至今任中央企業專職外部董事。具有研究員職稱。吳先生還擔任中國註冊會計師協會理事和其道德準則委員會委員。吳先生由二零一零年五月十八日起獲委任為聯交所上市公司中國石油化工股份有限公司獨立非執行董事。吳先生於一九九七年畢業於中央財經大學經濟管理系，獲得經濟學博士學位。

Mr. Ji Weidong was appointed as an Independent Non-executive Director of the Company in March 2010. Mr. Ji graduated from the Department of Law of Peking University (北京大學) in 1983 and obtained a bachelor's degree in law. Mr. Ji completed his master's and doctoral degree courses at the graduate school of Kyoto University, Japan from April 1985 to March 1990. From September 1991 to July 1992, he was a visiting scholar at Stanford Law School, the USA. He obtained his doctoral degree in law from Kyoto University, Japan in January 1993. From April 1990 to September 1996, Mr. Ji was an associate professor at the School of Law of Kobe University, Japan. From October 1996 to March 2009, he was a professor at the School of Law of Kobe University, Japan. Since 2008, he has been the dean and professor of Koguan Law School of Shanghai Jiaotong University. He is currently an honorary professor at Kobe University, Japan.

季衛東先生於二零一零年三月獲委任為本公司獨立非執行董事。季先生於一九八三年畢業於北京大學法律學系，獲法學學士學位。一九八五年四月至一九九零年三月先後完成日本京都大學研究生院法科碩士課程、博士課程。一九九一年九月至一九九二年七月為美國斯坦福大學法學院訪問學者。一九九三年一月獲京都大學法學博士學位。季先生於一九九零年四月至一九九六年九月任日本神戶大學法學院副教授，一九九六年十月至二零零九年三月任日本神戶大學法學院教授，二零零八年至今，任上海交通大學凱原法學院院長、講席教授，現任日本神戶大學名譽教授。

Mr. Shao Ruiqing is currently an Independent Non-executive Director of the Company, the deputy head of the Shanghai Lixin University of Commerce (上海立信會計學院) and a professor in accounting, and also a professor and a mentor to doctoral students in Shanghai Maritime University (上海海事大學). He taught at Shanghai Maritime University and has been deputy dean and dean of the School of Economics and Management. For the period from March 2004 to date, he has been deputy dean in Shanghai Lixin University of Commerce. Mr. Shao graduated from Shanghai Maritime University, Shanghai University of Finance and Economics (上海財經大學) and Tongj i University (同濟大學) obtaining his bachelor's degree in economics, master's degree and doctoral degree in management. Mr. Shao has engaged in the teaching, research and practice of the accounting profession for a long time, and has spent two and a half years studying and being senior visiting scholar in the U.K. and Australia. He is well-versed with internal control, IFRS and standards for risk management for foreign enterprises. Mr. Shao is an independent director of SAIC Motor Corporation Limited and external supervisor of China Merchants Bank Co., Ltd. Mr. Shao was awarded special allowance by the State Council of the PRC in 1995. He is currently a consultative committee member of the Ministry of Communications of the PRC, as an expert in finance and accounting.

邵瑞慶先生現任本公司獨立非執行董事、上海立信會計學院副院長、會計學教授，上海海事大學教授、博士生導師。邵先生曾任教於上海海事大學，曾任經濟管理學院副院長、院長。二零零四年三月至今任上海立信會計學院副院長。邵先生先後畢業於上海海事大學、上海財經大學與同濟大學獲經濟學學士學位、管理學碩士學位、博士學位。邵先生長期從事會計專業的教學、研究與實務工作，具有在英國、澳大利亞進修及做高級訪問學者兩年半時間的經歷，熟悉企業內部控制、國際財務報告準則與國外企業風險管理規範。邵先生兼任上海汽車集團股份有限公司獨立董事、招商銀行股份有限公司外部監事。邵先生於一九九五年獲國務院政府特殊津貼，目前是交通運輸部財會專家諮詢委員。

Ms. Liu Jiangbo is currently the chairman of the supervisory committee of the Company (the "**Supervisory Committee**"), and a party member, deputy general manager, and the head of disciplinary inspection group of CEA Holding. Ms. Liu Jiangbo joined the civil aviation industry in 1979. Since then, Ms. Liu had been an officer in the Beijing Administrative Bureau of Civil Aviation of China and the deputy secretary of the committee of C.P.C. of the transportation business division. Ms. Liu served as secretary of the committee of the Communist Youth League of the National Civil Aviation from 1985 to 1987, deputy director of the personnel department of the Traffic Control Bureau of the Aviation of China from 1987 to 1990, supervisor to the Civil Aviation Administration of China appointed by the Supervisory Bureau of China from 1990 to 1994, deputy director of the transportation division of CAAC from 1994 to 2000, secretary of the committee of C.P.C. and vice president of Yunnan Airlines Corporation Limited from 2000 to 2002, and the party member, deputy general manager and has been serving as the head of the disciplinary examination committee of CEA Holding since 2002. Ms. Liu graduated from the Graduate School of Chinese Academy of Social Sciences, majoring in business management of industrial economics, having the qualification of post-graduate and senior political work instructor.

劉江波女士為本公司現任監事會(「**監事會**」)主席，東航集團黨組成員、副總經理、紀檢組長。劉江波女士於一九七九年加入民航業。一九七九年起，先後任民航北京管理局科員，運輸業務處黨委副書記，一九八五年至一九八七年任全國民航團委書記，一九八七年至一九九零年任國家空中交通管制局人事司副司長，一九九零年至一九九四年任國家監察部派民航局監察局專員，一九九四年至二零零零年任民航總局運輸司副司長，二零零零年至二零零二年任雲南航空公司黨委書記、副總經理，二零零二年至今任中國東方航空集團公司黨組成員、副總經理、紀檢組長。劉女士畢業於中國社會科學院研究生院工業經濟系企業管理專業，具有研究生學歷，高級政工師資格。

REPORT OF DIRECTORS
董事會報告書

Mr. Xu Zhao is currently a Supervisor of the Company, and the chief accountant of CEA Holding. Mr. Xu joined the civil aviation industry in the end of 2006. Mr. Xu served as engineer and accountant in Dongfeng Motor Group Company Limited in 1991 and 1997 respectively, Mr. Xu joined Shanghai Yanhua High Technology Limited Company as a manager in finance department in 2000, and joined Shaanxi Heavy Duty Automobile Co. Limited as a chief financial officer in 2002. Since November 2006, Mr. Xu has served as the chief accountant in CEA Holding. Mr Xu was appointed as an independent non-executive director of Yingde Gases Group Company Limited (Stock code: 2168), a company listed on the Stock Exchange, with effect from 12 September 2009. Mr. Xu graduated from Chongxing University, majoring in moulding, and The Chinese University of Hong Kong, majoring in accounting, and holds a master degree. Mr. Xu is qualified as an engineer and an accountant, and is a certified public accountant in the PRC.

徐昭先生為本公司現任監事，東航集團總會計師。徐昭先生於二零零六年底加入民航業。一九九一年任東風汽車公司工程師，一九九七年任東風汽車公司會計師，二零零零年任上海延華高科技有限公司財務部經理，二零零二年任陝西重型汽車有限公司財務總監，二零零六年十一月起任中國東方航空集團公司總會計師。徐先生於二零零九年九月十二日起獲委任為聯交所公司盈德氣體集團有限公司(股份代碼：2168)獨立非執行董事。徐先生畢業於重慶大學鑄造專業和香港中文大學會計專業，並獲得碩士學位。徐先生具有工程師和會計師職稱，中國註冊會計師資格。

Mr. Yan Taisheng is currently a Supervisor and the Vice Chairman of the Labour Union of the Company. Mr. Yan joined the civil aviation industry in 1973, and has served in the Command Centre and the General Office of Shanghai Civil Aviation Administration Bureau. From 1990 to 1993, he served as the Chief of the Secretarial Section in the General Office of China Eastern Airlines Company. He served as the Manager of Shanghai Civil Aviation Dong Da Industry Company (上海民航東大實業公司) from 1993 to 1998 and was the Deputy Director of General Office of the Labour Union of the Company from 1998 to 2002. From 2002 to 2005, he served as the Director of General Office of Labour Union of the Company. He has been the Vice Chairman of the Labour Union and the Director of the General Office of the Labour Union of the Company since 2005. He has been a supervisor of the Company since March 2009. Mr. Yan graduated from East China Normal University.

燕泰勝先生為本公司現任監事，工會副主席。燕先生於一九七三年加入民航業，曾就職於民航上海管理局指揮部、辦公室。一九九零年至一九九三年任東航股份公司辦公室秘書科科長、一九九三年至一九九八年任上海民航東大實業公司經理、一九九八年至二零零二年任公司工會辦公室副主任。二零零二年至二零零五年任公司工會辦公室主任，二零零五年至今任公司工會副主席兼工會辦公室主任，二零零九年三月起任公司監事。燕先生畢業於華東師範大學。

Mr. Feng Jinxiong is currently a Supervisor and general manager of Audit Department of the Company. Mr. Feng joined the civil aviation industry in 1982, and has served in the Planning Department of Shanghai Civil Aviation Administration Bureau as well as the Planning Department of China Eastern Airlines Company. He served as the Deputy Director of the Planning Department of China Eastern Airlines Company from 1992 to 1997, the Director of the Planning Department of the Company from 1997 to 1998, the Director of the Finance Department of China Eastern Air Holding Company from 1998 to 2000. He was the Deputy Chief Accountant of China Eastern Air Holding Company from 2000 to 2001, the Manager of the Human Resources Department of the Company from 2001 to 2003, the Party Committee Secretary and Vice President of China Eastern Air Jin Rong Company (東航金戎公司) from 2003 to 2005, the Party Committee Secretary and Deputy General Manager of the Shanghai Ground Service Department of the Company from 2005 to 2007, as well as the President and the Deputy Party Committee Secretary of the China Eastern Airlines Wuhan Co., Ltd. from 2007 to 2009. Since February 2009, he has been the General Manager of the Audit Department of the Company. He has been a supervisor of the Company since March 2009. Mr. Feng graduated from the Civil Aviation University of China and the Graduate School of the Chinese Academy of Social Sciences, holding a master degree.

馮金雄先生為本公司現任監事，審計部總經理。馮先生於一九八二年加入民航業。曾就職於民航上海管理局計劃處，東航股份公司計劃處，一九九二年至一九九七年任東航股份公司計劃處副處長、一九九七年至一九九八年任本公司計劃處處長，一九九八年至二零零零年任中國東航集團公司財務部部長。二零零零年至二零零一年任東航集團公司副總會計師、二零零一年至二零零三年任公司人力資源部經理，二零零三年至二零零五年任東航金戎公司黨委書記兼副總經理，二零零五年至二零零七年任本公司上海保障部黨委書記兼副總經理，二零零七年至二零零九年任中國東方航空武漢有限責任公司總經理兼黨委副書記。二零零九年二月至今，任本公司審計部總經理，二零零九年三月起任本公司監事。馮先生畢業於民航學院及中國社會科學院研究生院，擁有碩士研究生學歷。

Mr. Liu Jiashun has been a Supervisor of the Company since 2000. From 1993 to 1999 Mr. Liu was party secretary, deputy president and secretary of the disciplinary committee of China Aviation Fuel Hainan Company, as well as chairman of the board and president of Hainan Nanyang Air Transport Co., Ltd. From 1997 to 1999 he was also the chief director in charge of fuel supply engineering at Haikou's Meilan Airport and served as a director of Meilan Airport Co., Ltd. and the vice chairman of the board and president of 美亞實業有限公司. From 1999 to 2007 he was deputy party secretary, and subsequently the secretary of the disciplinary committee of China Aviation Fuel East China Company and he served as the general manager of 上海浦航石油有限公司 from 2006 to March 2009. Since October 2009, Mr. Liu serves as the party secretary of 中國航空油料華東公司 (China Aircraft Fuel Huadong Company). Mr. Liu received post-graduate education and is qualified as a senior political work instructor.

劉家順先生二零零零年至今任本公司監事。劉先生於一九九三年至一九九九年擔任中國航空油料海南公司黨委書記、副總經理、紀委書記，同時擔任海南南洋航空運輸有限公司董事長、總經理，一九九七年至一九九九年還同時擔任海口美蘭機場供油工程總指揮長、美蘭機場有限責任公司董事和美亞實業有限公司副董事長、總經理，一九九九年至二零零七年任中國航空油料華東公司黨委副書記兼紀委書記，二零零六年至二零零九年三月任上海浦航石油有限公司總經理。二零零九年十月至今任中國航空油料華東公司黨委書記。劉先生具有研究生學歷，高級政工師資格。

Mr. Zhang Jianzhong is a Vice President of the Company. Mr. Zhang joined the civil aviation industry in 1982. From April 1982 to December 1987, he was an assistant of the CAAC Shanghai Planning Bureau. From December 1987 to April 1990, he was the deputy director of the planning department of Shanghai Hongqiao International Airport. From April 1990 to January 1996, he was the director of the planning department of China Eastern Airlines. From January 1996 to April 1999, he was the manager of the sales and marketing department of the Company. From April 1999 to April 2003, he was the assistant to the president of the Company. From September 2000 to December 2001, he served concurrently as the director of the office of strategic study of the Company. From December 2001 to May 2003, he served concurrently as the general manager of the computer information centre of the Company. From April 2003 to June 2004, he was the chief economist of the Company. From May 2003 to June 2004, he served concurrently as the general manager of the sales and marketing department of the Company. From June 2004 to present, he has been a vice president of the Company. Mr. Zhang graduated from the Faculty of Mechanical Engineering of Zhejiang University and also the Economics and Management of Fudan University from which he obtained a master degree.

張建中先生為本公司副總經理。張先生於一九八二年加入民航業。一九八二年四月至一九八七年十二月任民航上海管理局計劃處助理員；一九八七年十二月至一九九零年四月任上海虹橋國際機場計劃處副處長。一九九零年四月至一九九六年一月任東方航空公司計劃處處長。一九九六年一月至一九九九年四月任本公司市場經營部經理。一九九九年四月至二零零三年四月任本公司總經理助理，二零零零年九月至二零零一年十二月兼任公司戰略研究室主任、二零零一年十二月至二零零三年五月兼任公司計算機信息中心總經理。二零零三年四月至二零零四年六月任本公司總經濟師，二零零三年五月至二零零四年六月兼任本公司市場營銷部總經理。二零零四年六月至今任本公司副總經理。張先生畢業於浙江大學機械系和復旦大學經濟管理專業，並獲得碩士學位。

Mr. Li Yangmin is a Vice President of the Company. Mr. Li joined the civil aviation industry in 1985. From July 1985 to October 1996, he was the deputy head of the aircraft maintenance workshop (飛機維修廠車間), head of technology office and secretary of the workshop branch of Northwest Company (西北航空公司). From October 1996 to June 2002, he was the deputy general manager of the aircraft maintenance base and the manager of air route department (航線部) of Northwest Company (西北航空公司). From June 2002 to March 2004, he was the general manager of the aircraft maintenance base of China Eastern Air Northwest Company. From March 2004 to October 2005, he was the vice president and a member of the standing committee to the party committee of China Eastern Air Northwest Company. Since October 2005, he has been a vice president of the Company. Mr. Li graduated from North Western Polytechnical University, holding a master degree. He is a qualified senior engineer.

李養民先生為本公司副總經理。李先生於一九八五年加入民航業。一九八五年七月至一九九六年十月任西北航空公司飛機維修廠車間副主任、技術室主任、車間支部書記等；一九九六年十月至二零零二年六月任西北航空公司飛機維修基地副總經理兼航線部經理；二零零二年六月至二零零四年三月任中國東方航空西北公司飛機維修基地總經理；二零零四年三月至二零零五年十月任中國東方航空西北公司副總經理、黨委常委。二零零五年十月起任本公司副總經理。李先生畢業於西北工業大學，持有碩士學位。具有高級工程師資格。

Mr. Zhao Jinyu is the Company's Vice President. Mr. Zhao joined the civil aviation industry in 1978. From November 1995 to March 1998, he was a deputy director and director of the Flying Safety and Technology Department of China General Aviation Corporation. From March 1998 to May 1999, he was the General Manager of the Flying Aviation Department of the Shanxi Branch of the Company. From May 1999 to January 2000, he was the Vice President of the Shanxi Branch of the Company. From January 2000 to January 2004, he was the General Manager of the Hebei Branch of the Company. From January 2004 to May 2008, he was the General Manager and Deputy Party Secretary of the Anhui Branch of the Company. From May 2008 to July 2008, he was the Managing Vice President and Deputy Party Secretary of the Yunnan Branch of the Company. From July 2008 to December 2009, he has been the General Manager and Deputy Party Secretary of the Yunnan Branch of the Company. Mr. Zhao graduated from the China Civil Aviation Flight College for professional flying and holds the title of Second Class Pilot (二級飛行員職稱).

趙晉豫先生為本公司副總經理。趙先生於一九七八年加入民航業。一九九五年十一月至一九九八年三月任通用航空公司安全技術處副處長、處長；一九九八年三月至一九九九年五月任公司山西分公司飛行部總經理，一九九九年五月至二零零零年一月任公司山西分公司副總經理，二零零零年一月至二零零四年一月任公司河北分公司總經理；二零零四年一月至二零零八年五月任公司安徽分公司總經理、黨委副書記；二零零八年五月至二零零八年七月任公司雲南分公司常務副總經理、黨委副書記，二零零八年七月至二零零九年十二月任公司雲南分公司總經理、黨委副書記。趙先生畢業於中國民用航空飛行學院飛機駕駛專業，具有二級飛行員職稱。

Mr. Tang Bing is the Company's Vice President. Mr. Tang joined the civil aviation industry in 1993. From April 1997 to October 1999, he served as a deputy manager of the Engineering Technology Division under the Aircraft Engineering Department of 中國南方航空有限公司 (China Southern Airlines Company Limited). From October 1999 to May 2003, he was the deputy director of the Business Development Department of 廣州飛機維修工程有限公司 (Guangzhou Aircraft Maintenance Engineering Co., Ltd.), and the vice director of its Accessories Business Centre. From June 2003 to December 2005, he was vice president of 珠海摩天宇發動機維修有限公司 (MTU Maintenance Zhuhai Co., Ltd.). From December 2005 to March 2007, he served as the office director of China South Airlines Holding Company. From March 2007 to December 2007, he was the president and vice party secretary of 重慶航空有限公司 (Chongqing Airlines Company Limited). From December 2007 to May 2009, he served as the chief engineer and general manager and a deputy party secretary of the Aircraft Engineering Department of China South Airlines (H share stock code: 1055). From May 2009 to December 2009, he was appointed as a member of the Standing Committee to the Party Committee of the Company, general manager and deputy party secretary of the Beijing branch of the Company. Since December 2009, he has been served a member of the Standing Committee to the Party Committee of the Company; he has served as a Vice President of the Company since February 2010; he has been a director and general manager of 上海航空有限公司 (Shanghai Airlines Co., Ltd.) (a subsidiary of the Company) since January 2010. Mr. Tang graduated from 南京航空航天大學 (Nanjing University of Aeronautics and Astronautics) majoring in electrical technology. He obtained a master of business administration (MBA) degree from the Administration Institute of 中山大學 (Sun Yat-sen University) in 2003 and an executive master of business administration (EMBA) degree from the School of Economics and Management of 清華大學 (Tsinghua University) in 2008.

唐兵先生為本公司副總經理。唐先生於一九九三年加入民航業。一九九七年四月至一九九九年十月任中國南方航空股份有限公司機務工程部工程技術處副經理；一九九九年十月至二零零三年五月任廣州飛機維修工程有限公司業務發展部副總監、附件業務中心副總監；二零零三年六月至二零零五年十二月任珠海摩天宇發動機維修有限公司副總裁；二零零五年十二月至二零零七年三月任中國南方航空集團公司辦公廳主任；二零零七年三月至二零零七年十二月任重慶航空有限公司總裁、黨委副書記；二零零七年十二月至二零零九年五月任中國南方航空股份有限公司(H股股票代碼：1055)總工程師兼機務工程部總經理、黨委副書記；二零零九年五月至二零零九年十二月任公司黨委常委、北京分公司總經理、黨委副書記；二零零九年十二月至今任公司黨委常委；二零一零年一月起擔任上海航空有限公司(本公司附屬公司)董事、總經理。二零一零年二月起任公司副總經理。唐先生畢業於南京航空航天大學電氣技術專業，二零零三年獲得中山大學管理學院MBA學位，二零零八年獲得清華大學經管學院EMBA學位。

Mr. Wu Yongliang is currently the Chief Financial Officer of the Company. Mr. Wu joined the civil aviation industry in 1984. He was the deputy director of the Finance Department of China Eastern Airlines Company from 1993 to 1997, the deputy director and subsequently the director of the Finance Department of the Company from 1997 to 1998, the director of Planning and Finance Department of the Company from 1998 to 2000, the head of the Finance Department of CEA Holding from 2000 to 2001, the deputy chief accountant and the head of the Finance Department of CEA Holding from 2001 to March 2009. From April 2009 onwards, he services as the chief financial officer of the Company. Mr. Wu graduated from the Economic Management Department of Civil Aviation University of China, specializing in planning and finance. He also graduated from Fudan University, specializing in business administration. Mr. Wu has the qualification of postgraduate and holds the title of Accountant.

吳永良先生為本公司現任財務總監。吳先生於一九八四年加入民航業，一九九三年至一九九七年任中國東方航空公司財務處副處長，一九九七年至一九九八年任本公司財務處副處長、處長，一九九八至二零零零年任本公司計劃財務處處長，二零零零年至二零零一年任東航集團財務部部長，二零零一年至二零零九年三月任東航集團副總會計師兼財務部部長，二零零九年四月起任本公司財務總監。吳先生畢業於中國民航大學經管系計財專業和復旦大學工商管理專業，擁有碩士研究生學歷和會計師職稱。

REPORT OF DIRECTORS
董事會報告書

Each of the independent non-executive Directors has issued a confirmation in respect of the factors set out in Rule 3.13 of the Listing Rules concerning his independence pursuant to Rule 3.15 of the Listing Rules. The Company considers all of the independent non-executive Directors to be independent.

根據上市規則第3.15條，獨立非執行董事已根據上市規則第3.13條所載有關獨立性的規定出具確認函。本公司認為各獨立非執行董事均具有獨立性。

CHANGES IN THE MEMBERS OF THE BOARD AND MANAGEMENT PERSONNEL

董事會和管理層人事變動情況

Name 姓名	Date of appointment/ termination 就任日期／離任日期	Approval organization 決議機構	Position 職務
Termination ***離任***			
Hu Honggao	19 March 2010	the 33rd meeting of the fifth session of the Board	Independent Non-executive Director
胡鴻高	二零一零年三月十九日	第五屆董事會第33次會議	獨立非執行董事
Zhou Ruijin	19 March 2010	the 33rd meeting of the fifth session of the Board	Independent Non-executive Director
周瑞金	二零一零年三月十九日	第五屆董事會第33次會議	獨立非執行董事
Wu Baiwang	28 June 2010	the 2nd regular meeting of the Board in 2010	Independent Non-executive Director
吳百旺	二零一零年六月二十八日	董事會二零一零年第2次例會	獨立非執行董事
Xie Rong	28 June 2010	the 2nd regular meeting of the Board in 2010	Independent Non-executive Director
謝榮	二零一零年六月二十八日	董事會二零一零年第2次例會	獨立非執行董事
Fan Ru	6 May 2010	the 37th meeting of the fifth session of the Board	Vice President
樊儒	二零一零年五月六日	第五屆董事會第37次會議	副總經理
Appointment ***聘任***			
Wu Xiaogen	19 March 2010	the first extraordinary general meeting in 2010	Independent Non-executive Director
吳曉根	二零一零年三月十九日	二零一零年第一次臨時股東大會	獨立非執行董事
Ji Weidong	19 March 2010	the first extraordinary general meeting in 2010	Independent Non-executive Director
季衛東	二零一零年三月十九日	二零一零年第一次臨時股東大會	獨立非執行董事
Shao Ruiqing	28 June 2010	the 2009 annual general meeting	Independent Non-executive Director
邵瑞慶	二零一零年六月二十八日	二零零九年度股東大會	獨立非執行董事
Tang Bing	1 February 2010	the 35th meeting of the fifth session of the Board	Vice President
唐兵	二零一零年二月一日	第五屆董事會第35次會議	副總經理

CHANGE OF PARTICULARS OF DIRECTORS AND SUPERVISORS UNDER RULE 13.51B(1) OF THE LISTING RULES

根據上市規則第13.51B (1)條之董事或監事變更資料

Mr. Xu Zhao, a Supervisor of the Company, was appointed as an independent non-executive director of Yingde Gases Group Company Limited, a company listed on the Stock Exchange, with effect from 12 September 2009.

本公司監事徐昭先生於二零零九年九月十二日起擔任盈德氣體集團有限公司(一家在聯交所上市的公司)獨立非執行董事。

Mr. Wu Xiaogen, an independent non-executive Director of the Company, was appointed as an independent non-executive director of China Petroleum & Chemical Corporation, a company listed on the Stock Exchange, with effect from 18 May 2010.

本公司獨立非執行董事吳曉根先生於二零一零年五月十八日起擔任中國石油化工股份有限公司(一家在聯交所上市的公司)獨立非執行董事。

Mr. Ma Xulun, a Director of the Company, was appointed as a director and the chairman of 上海航空股份有限公司 (Shanghai Airlines Co., Ltd) from January 2010 to December 2010 and a director and the chairman of 上海航空有限公司 (Shanghai Airlines Co., Ltd), a subsidiary of the Company, with effect from September 2010.

本公司董事馬須倫先生於二零一零年一月至二零一零年十二月獲委任為上海航空股份有限公司董事及董事長，於二零一零年九月起擔任上海航空有限公司(本公司的附屬公司)的董事及董事長。

REPORT OF DIRECTORS
董事會報告書

SHAREHOLDINGS OF DIRECTORS, CHIEF EXECUTIVE, SUPERVISORS AND SENIOR MANAGEMENT

董事、行政總裁、監事和高級管理人員持股情況

Save as disclosed above, as at 31 December 2010, none of the Directors, chief executive, Supervisors or members of the Company's senior management and their respective associates had any other interest or short position in the shares, underlying shares and/or debentures (as the case may be) of the Company and/or any of its associated corporations (within the meaning of Part XV of the SFO) which was required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the provisions of Divisions 7 and 8 of Part XV of the SFO (including any interest or short position which any of such Directors, chief executive, Supervisors or members of the Company's senior management and their respective associates were taken or deemed to have under such provisions of the SFO) and as recorded in the register required to be kept by the Company pursuant to section 352 of the SFO, or which was otherwise required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the "**Model Code**") as set out in Appendix 10 to the Listing Rules (which shall be deemed to apply to the Supervisors to the same extent as it applied to the Directors).

除以上所披露之董事、行政總裁、監事和高級管理人員持股情況之外，於二零一零年十二月三十一日，本公司董事、行政總裁、監事及高級管理人員及彼等各自之聯繫人概無於本公司及／或其任何相聯法團(定義見證券及期貨條例第XV部)之股份、相關股份及／或債券證(視乎情況而定)持有根據證券及期貨條例第XV部第7及8分部須向本公司及香港聯交所披露、並於根據證券及期貨條例第352條須予存置的登記冊中所記錄的權益或淡倉(包括本公司董事、行政總裁、監事及高級管理人員及彼等各自之聯繫人根據證券及期貨條例有關規定被假設或視為持有的權益或淡倉)，或根據上市規則附錄十《上市公司董事進行證券交易的標準守則》(「標準守則」)(對監事的應用範圍被視為與董事相同)須向本公司及香港聯交所披露的權益或淡倉。

In 2010 and as at 31 December 2010, none of the Directors, chief executive, Supervisors, senior management of the Company and/or any of their spouses or children under the age of eighteen were granted any right, and the Company had not made any arrangement enabling any of them, to subscribe for equity securities or debt securities of the Company.

在二零一零年度內及截至二零一零年十二月三十一日止，本公司並無授予或訂立任何安排，致使本公司董事、行政總裁、監事、高級管理人員及／或他們的配偶或未滿十八歲子女認購本公司股份證券或債券證券的權利。

SERVICE CONTRACTS OF DIRECTORS AND SUPERVISORS

董事及監事服務合約

None of the Directors or Supervisors has entered into any service contract with the Company, which is not terminable by the Company within one year without payment of compensation (other than statutory compensation).

各董事或監事與本公司概無訂立任何本公司在不予賠償(法定賠償除外)的情況下在一年內不可終止的服務合同。

INTERESTS OF DIRECTORS AND SUPERVISORS IN CONTRACTS

董事及監事的合約權益

None of the Directors or Supervisors had a material interest directly or indirectly in any contract of significance to which the Company or any of its subsidiaries was a party during the year (the term 'contract of significance' having the meaning ascribed thereto in paragraph 15 of Appendix 16 to the Listing Rules).

各董事或監事於本年度內概無在任何本公司或其附屬公司為合約一方的任何重要合約(定義見上市規則附錄十六第15段)中直接或間接擁有重大權益。

REMUNERATION OF DIRECTORS AND SUPERVISORS

董事及監事薪酬

Details of the remuneration of Directors and Supervisors are set out in note 9 to the financial statements prepared in accordance with IFRS.

有關董事及監事之薪酬詳情，請參閱按國際財務報告準則編製的財務報表附註9。

EMPLOYEES

員工

As at 31 December 2010, the Group had 57,096 employees, a majority of whom worked in the PRC. Employee compensation is primarily composed of basic salary and performance-based bonus.

於二零一零年十二月三十一日，本集團員工總數為57,096人，大部份於中國境內工作。本集團的員工工資基本上由基本工資和工作業績花紅構成。

REPORT OF DIRECTORS
董事會報告書

MEDICAL INSURANCE

The majority of the Group's PRC employees participate in the medical insurance schemes organised by the municipal governments, under which the Group and its employees are required to contribute to the schemes approximately 12% and 2%, respectively, of the employee's basic salaries. For those employees who participate in these schemes, the Group has no other obligation for the payment of medical expense beyond the annual contributions. For the year ended 31 December 2010, the Group's medical insurance contributions charged to the income statement amounted to RMB281 million (2009: RMB132 million).

醫療保險

本集團大部份中國僱員參加了各省份的市政府組織的醫療保險計劃，本集團及僱員須分別按基本薪金約12%及2%向計劃供款。除此供款外，本集團對參加計劃的僱員並無其他醫療費用責任。截至二零一零年十二月三十一日止年度，本集團計人民幣281百萬元(二零零九年：人民幣132百萬元)醫療保險供款於損益表中列賬。

BANK LOANS AND OTHER BORROWINGS

Details of bank loans and other borrowings of the Company and the Group as at 31 December 2010 are set out in note 32 to the financial statements prepared in accordance with IFRS.

銀行貸款及其他借款

本公司及本集團截至二零一零年十二月三十一日止之銀行貸款及其他借款詳情，請參閱按國際財務報告準則編製的財務報表附註32。

INTEREST CAPITALIZED

Interest capitalized by the Group as calculated in accordance with IFRS for the year ended 31 December 2010 was RMB156 million.

利息資本化

本集團截至二零一零年十二月三十一日止年度按國際財務報告準則計算之資本化利息為人民幣156百萬元。

PROPERTY, PLANT AND EQUIPMENT

Movements in property, plant and equipment of the Company and the Group during the year are summarized in note 19 to the financial statements prepared in accordance with IFRS.

物業、機器及設備

本公司及本集團本年度之物業、機器及設備變動情況，已概述在按國際財務報告準則編製的財務報表附註19內。

RESERVES

Details of movements in reserves of the Company and the Group for the year ended 31 December 2010 and profit appropriation by the Company are set out in note 41 to the financial statements prepared in accordance with IFRS.

儲備

本公司及本集團截至二零一零年十二月三十一日止年度儲備變動及本公司溢利分配詳情，請參閱按國際財務報告準則編製的財務報表附註41。

STATUTORY COMMON WELFARE FUND

Details in relation to the statutory common welfare fund, such as the nature and application of and movements in the fund, and the basis of its calculation, including the percentage used for calculating the amounts, are set out in note 41 to the financial statements prepared in accordance with IFRS.

法定公益金

有關法定公益金之詳情(如其性質，有無應用、變動及其計算基礎，包括用作計算該數據之百分比)，請參閱按國際財務報告準則編製的財務報表附註41。

DONATIONS

During the year, the Group made donations for charitable purposes amounting to approximately RMB8.5 million.

捐款

本集團於本年度內慈善捐款合共約人民幣8.5百萬元。

EMPLOYEES' RETIREMENT SCHEME

Details of the Company's employee retirement scheme and post retirement benefits are set out in note 36 to the financial statements prepared in accordance with IFRS.

職工退休金制度

有關本公司職工退休金制度和退休後的福利之詳情，請參閱按國際財務報告準則編製的財務報表附註36。

MAJOR SUPPLIERS AND CUSTOMERS

As at 31 December 2010, the cost of aircraft and related materials from the Group's largest and five largest suppliers accounted for approximately 14.03% and 32.13%, respectively, of the total purchases of the Group. The sales to the Group's five largest customers accounted for 14.91% of the Group's total revenue in 2010.

None of the Directors, Supervisors or any of their respective associates nor any shareholders who, to the knowledge of the Directors, hold 5% or more of the Company's share capital has any interest in any of the above mentioned suppliers and customers.

主要供應商及客戶

截至二零一零年十二月三十一日止，本集團最大供應商及五大供應商合計分別佔本集團全年採購總額約14.03%及32.13%。本集團五名最大客戶的合計營業額佔本集團二零一零年度營業收入之14.91%。

各董事、監事或其聯繫人或任何據本公司董事所知持有5%或以上本公司股份之股東概無在上述供應商及客戶擁有任何權益。

GENERAL MEETINGS AND BOARD MEETINGS

GENERAL MEETINGS

The 2010 first extraordinary general meeting of the Company was held on 19 March 2010 at Shanghai International Hotel 上海國際機場賓館, 2550 Hongqiao Road, Shanghai. For details, please refer to the Company's announcement dated 19 March 2010.

The 2009 annual general meeting of the Company were held on 28 June 2010 at the Meeting Centre, Shanghai International Hotel 上海國際機場賓館, 2550 Hongqiao Road, Shanghai. For details, please refer to the Company's announcement dated 28 June 2010.

The 2010 second extraordinary general meeting of the Company was held on 15 December 2010 at Shanghai International Hotel 上海國際機場賓館, 2550 Hongqiao Road, Shanghai. For details, please refer to the Company's announcement dated 15 December 2010.

股東大會、董事會會議情況

股東大會

本公司於二零一零年三月十九日在中國上海虹橋路2550號上海國際機場賓館舉行2010年第一次臨時股東大會，詳情請見本公司日期為二零一零年三月十九日的公告。

本公司於二零一零年六月二十八日在中國上海虹橋路2550號上海國際機場賓館會議中心舉行二零零九年度股東週年大會，詳情請見本公司日期為二零一零年六月二十八日的公告。

本公司於二零一零年十二月十五日在中國上海虹橋路2550號上海國際機場賓館舉行2010年第二次臨時股東大會，詳情請見本公司日期為二零一零年十二月十五日的公告。

BOARD MEETINGS

董事會會議

Session of Meeting 會議屆次	Date of Meeting 召開日期	Announced Resolutions 已公告決議	Unannounced Resolutions 未公告決議
The 34th meeting of the fifth session of the Board 第五屆董事會第34次會議	12 January 2010 2010年1月12日		The resolution on the capital increase of CEA Jiangsu was considered and passed. 審議通過關於東航江蘇公司增資擴股的議案。
The 1st regular meeting of the fifth session of the Board in 2010 第五屆董事會2010年第1次例會	20 January 2010 2010年1月20日		1. The financial budget report of the Company for 2010 was considered and passed. 2. The investment plan of the Company for 2010 was considered and passed. 3. Report of President for 2009 and the working plan for 2010 was considered and passed. 4. The resolution on the additional investment in training building was considered and passed. 5. The resolution on the sale of MD82 flight equipment was considered and passed. 6. The resolution on the establishment of the aviation safety and environment committee under the Board was considered and passed. 1、審議通過公司2010年度財務預算報告。2、審議通過公司2010年度投資方案。3、審議通過公司總經理2009年度工作報告和2010年度工作計劃。4、審議通過公司培訓大樓追加投資的議案。5、審議通過出售MD82航材的議案。6、審議通過設立董事會航空安全與環境委員會的議案。
The 35th meeting of the fifth session of the Board 第五屆董事會第35次會議	1 February 2010 2010年2月1日	For details, please refer to the Company's announcement dated 2 February 2010. 詳情請見本公司日期為2010年2月2日的公告	
The 36th meeting of the fifth session of the Board 第五屆董事會第36次會議	19 March 2010 2010年3月19日	For details, please refer to the Company's announcement dated 20 March 2010. 詳情請見本公司日期為2010年3月20日的公告	
The 2nd regular meeting of the fifth session of the Board in 2010 第五屆董事會2010年第2次例會	17 April 2010 2010年4月17日	For details, please refer to the Company's announcement dated 20 April 2010. 詳情請見本公司日期為2010年4月20日的公告	
The 37th meeting of the fifth session of the Board 第五屆董事會第37次會議	6 May 2010 2010年5月6日	For details, please refer to the Company's announcement dated 7 May 2010. 詳情請見本公司日期為2010年5月7日的公告	

Session of Meeting 會議屆次	Date of Meeting 召開日期	Announced Resolutions 已公告決議	Unannounced Resolutions 未公告決議
The 38th meeting of the fifth session of the Board 第五屆董事會第38次會議	18 June 2010 2010年6月18日		The resolution on matters related to the formation of joint venture CEA Yunnan was considered and passed. 審議通過關於合資組建東航雲南公司相關事宜的議案。
The 1st meeting of the sixth session of the Board 第六屆董事會第1次會議	28 June 2010 2010年6月28日	For details, please refer to the Company's announcement dated 29 June 2010. 詳情請見本公司日期為2010年6月29日的公告	
The 3rd regular meeting of the sixth session of the Board in 2010 第六屆董事會2010年第3次例會	27 August 2010 2010年8月27日	For details, please refer to the Company's announcement dated 30 August 2010. 詳情請見本公司日期為2010年8月30日的公告	1. The resolution on the transfer of equity interests in 大航國際貨運有限公司 (Dahang International Transportation Co., Ltd.) was considered and passed. 2. The resolution on the pre-sale of MD-11 flight equipment of China Cargo Airlines was considered and passed. 3. The resolution on the application for external payment for the settlement losses of fuel hedging was considered and passed. 4. The resolution on the day-to-day connected transactions of the Company was considered and passed. 5. The resolution on the convention of extraordinary general meeting was considered and passed. 1、審議通過關於大航國際貨運有限公司股權轉讓的議案。2、審議通過關於中貨航MD-11航材預售的議案。3、審議通過關於申請對外支付航油套保交割損失的議案。4、審議通過公司日常關聯交易的議案。5、審議通過關於召開臨時股東大會的議案。
The 2nd meeting of the sixth session of the Board 第六屆董事會第2次會議	27 August 2010 2010年8月27日		The resolution on the general mandate to issue shares by China Eastern Airlines Corporation Limited was considered and passed. 審議通過關於中國東方航空股份有限公司發行股份一般性授權的相關事宜的議案。

REPORT OF DIRECTORS
董事會報告書

Session of Meeting 會議屆次	Date of Meeting 召開日期	Announced Resolutions 已公告決議	Unannounced Resolutions 未公告決議
The 4th regular meeting of the sixth session of the Board in 2010	28 October 2010		1. The resolution on the third quarterly financial report of the Company 2010 was considered and passed. 2. The resolution on the third quarterly report of the Company 2010 was considered and passed. 3. The resolution on the payment of land premium as per payment schedule in respect of base project in Ningbo City of CEA Zhejiang branch was considered and passed. 4. The resolution on the introduction of 50 Airbus A320-series aircraft was considered and passed. 5. The resolution on the introduction of B737NG simulation aircraft was considered and passed.
第六屆董事會2010年第4次例會	2010年10月28日		1、審議通過公司2010年第三季度財務報告的議案。2、審議通過公司2010年第三季度報告的議案。3、審議通過關於東航浙江分公司寧波市內基地項目按期補繳土地出讓金的議案。4、審議通過關於引進50架空客A320系列飛機的議案。5、審議通過關於引進B737NG模擬機的議案。
The 3rd meeting of the sixth session of the Board	10 November 2010		1. The resolution on the signing of a C919 Aircraft Activation User Agreement (C919 飛機啟動用戶協議) by 中國商飛公司 was considered and passed. 2. The resolution on the proposed investment in respect of the site of the former Shanghai Airlines' ancillary project of Hongqiao Airport Extension Project (Western District) was considered and passed.
第六屆董事會第3次會議	2010年11月10日		1、審議通過關於與中國商飛公司簽署《C919飛機啟動用戶協議》的議案。2、審議通過虹橋機場擴建工程(西區)原上航配套項目用地投資方案的議案。
The 4th meeting of the sixth session of the Board	15 December 2010	For details, please refer to the Company's announcement dated 16 December 2010.	The resolution on the proposed swap plan in respect of the purchase of B737NG simulation aircraft by 上海東方飛行培訓有限公司 (Shanghai Eastern Flight Training Co., Ltd.) was considered and passed.
第六屆董事會第4次會議	2010年12月15日	詳情請見本公司日期為2010年12月16日的公告	審議通過關於上海東方飛行培訓有限公司購買及置換B737NG模擬機方案的議案。

CONNECTED TRANSACTIONS

The transactions between the Company and its connected persons or their respective associates (as defined in the Listing Rules) are governed by and conducted in compliance with the disclosure requirements under the Listing Rules.

(1) On 28 July 2010, Shanghai Airlines and 上海航空國際旅遊(集團)有限公司 (Shanghai Airlines Tours International (Group) Co., Ltd.) ("**SA Travel**") entered into an agreement with 東方航空進出口有限公司 (Eastern Aviation Import & Export Company) ("**CEA Import & Export**"), pursuant to which Shanghai Airlines agreed to sell and CEA Import & Export agreed to purchase 89.72% of the entire issued share capital of 上海航空進出口有限公司 (Shanghai Aviation Import & Export Co., Ltd.) ("**SA Import & Export**"), and SA Travel agreed to sell and CEA Import & Export agreed to purchase 10.28% of the entire issued share capital of SA Import & Export. As the consideration of this transaction, CEA Import & Export agreed to pay in cash a sum of RMB49,646,236.36 to Shanghai Airlines and agreed to pay in cash a sum of RMB5,688,400.69 to SA Travel, subject to adjustment. After such adjustment pursuant to this agreement, CEA Import & Export paid a sum of approximately RMB51.82 million to Shanghai Airlines and paid a sum of approximately RMB5.94 million to SA Travel. (the "**SA Import & Export Disposal**")

On 28 July 2010, Shanghai Airlines and 上海上航實業有限公司 (Shanghai Airlines Industry Co., Ltd.) ("**SA Industry**") entered into an agreement with 東方航空食品投資有限公司 (Eastern Air Catering Investment Co. Ltd.) ("**CEA Catering**"), pursuant to which Shanghai Airlines agreed to sell and CEA Catering agreed to purchase 50% of the entire issued share capital of 上海航空食品有限公司 (Shanghai Air Catering Co., Ltd.) ("**SA Catering**"), and SA Industry agreed to sell and CEA Catering agreed to purchase 20% of the entire issued share capital of SA Catering. As the consideration of this transaction, CEA Catering agreed to pay in cash a sum of RMB15,348,504.99 to Shanghai Airlines and agreed to pay in cash a sum of RMB6,139,402 to SA Industry, subject to adjustment. After such adjustment pursuant to this agreement, CEA Catering paid a sum of approximately RMB17.19 million to Shanghai Airlines and paid a sum of approximately RMB6.88 million to SA Industry. (the "**SA Catering Disposal**")

On 28 July 2010, Shanghai Airlines and SA Travel entered into an agreement with CEA Media, pursuant to which Shanghai Airlines agreed to sell and CEA Media agreed to purchase 49% of the entire issued share capital of 上海航空傳播有限公司 (Shanghai Airlines Communication Co., Ltd.) ("**SA Media**"), and SA Travel agreed to sell and CEA Media agreed to purchase 51% of the entire issued share capital of SA Media. As the consideration of this transaction, CEA Media agreed to pay in cash a sum of RMB12,014,955.93 to Shanghai Airlines as and agreed to pay in cash a sum of RMB12,505,361.87 to SA Travel, subject to adjustment. After such adjustment pursuant to this agreement, CEA Media paid a sum of approximately RMB13.36 million to Shanghai Airlines and paid a sum of approximately RMB13.90 million to SA Travel. (the "**SA Media Disposal**")

關連交易

本公司與其關連人士或其各自聯繫人(定義見上市規則)之間的交易需遵守及符合上市規則之須予披露要求。

(1) 於二零一零年七月二十八日，上航、上海航空國際旅遊(集團)有限公司(「**上航國旅**」)與東方航空進出口有限公司(「**東航進出口**」)訂立一項協議，據此，上航同意出售且東航進出口同意購買上海航空進出口有限公司(「**上航進出口**」)全部已發行股本的89.72%，以及上航國旅同意出售及東航進出口同意購買上航進出口全部已發行股本的10.28%。作為本次交易的對價，東航進出口同意以現金方式支付上航人民幣49,646,236.36元以及以現金方式支付上航國旅人民幣5,688,400.69元(受限於調整)。根據本協議作出調整後，東航進出口支付給上航約人民幣51.82百萬元以及上航國旅約人民幣5.94百萬元。(「**上航進出口出售事項**」)

於二零一零年七月二十八日，上航、上海上航實業有限公司(「**上航實業**」)與東方航空食品投資有限公司(「**東航食品**」)訂立一項協議，據此，上航同意出售且東航食品同意購買上海航空食品有限公司(「**上航食品**」)全部已發行股本的50%，以及上航實業同意出售且東航食品同意購買上航食品全部已發行股本的20%。作為本次交易的對價，東航食品同意以現金方式支付上航人民幣15,348,504.99元以及以現金方式支付上航實業人民幣6,139,402元(受限於調整)。根據本協議作出調整後，東航食品支付給上航約人民幣17.19百萬元以及上航實業約人民幣6.88百萬元。(「**上航食品出售事項**」)

於二零一零年七月二十八日，上航、上航國旅與東航傳媒訂立一項協議，據此，上海航空同意出售且東航傳媒同意購買上海航空傳播有限公司(「**上航傳播**」)全部已發行股本的49%，以及上航國旅同意出售且東航傳媒同意購買上航傳播全部已發行股本的51%。作為本次交易的對價，東航傳媒同意以現金方式支付上航人民幣12,014,955.93元以及以現金方式支付上航國旅人民幣12,505,361.87元(受限於調整)。根據本協議作出調整後，東航傳媒支付給上航約人民幣13.36百萬元以及上航國旅約人民幣13.90百萬元。(「**上航傳播出售事項**」)

After the absorption of Shanghai Airlines through share exchange by the Company, the assets, liabilities, business, personnel, contracts and all other rights and obligations have been vested with the Company, which lead to competition with the existing business of our controlling shareholder, CEA Holding, in the areas of aviation catering, import and export and media businesses. Therefore, the main purpose of these transactions is to avoid competition within the same industry. Each of CEA Import & Export, CEA Catering and CEA Media is interested as to 55% by, and thus an associate of, CEA Holding, which is a substantial shareholder of the Company. As such, each of CEA Import & Export, CEA Catering and CEA Media is a connected person of the Company and each of the SA Import & Export Disposal, the SA Catering Disposal and the SA Media Disposal constitutes a connected transaction of the Company. For details, please refer to the announcement of the Company issued in Hong Kong dated 28 July 2010.

本公司透過股份交換吸收合併上海航空後，資產，負債，業務，人員，合約及所有其他權利及義務已歸入本公司，導致與控股股東東航集團現有業務在航空配餐，進出口及媒體業務方面存在競爭。因此，該等交易的主要目的是避免同業競爭。東航進出口、東航食品及東航傳媒均由本公司的主要股東東航集團擁有55%的權益，故均為東航集團的聯繫人。因此，東航進出口、東航食品及東航傳媒均為本公司的關連人士，並且上航進出口出售事項、上航食品出售事項及上航傳播出售事項均構成本公司的關連交易。詳情請參閱本公司在香港刊發的日期為二零一零年七月二十八日的公告。

(2) On 20 December 2010, the Company, 中國遠洋運輸(集團)總公司 (China Ocean Shipping (Group) Company) (the "**COSCO Group**"), Concord Pacific Limited and Singapore Airlines Cargo Pte Ltd. ("**Singapore Cargo Airlines**") entered into a capital increase agreement, pursuant to which the Company agreed to contribute RMB1.0455 billion, COSCO Group agreed to contribute RMB348.5 million, Concord Pacific Limited agreed to contribute RMB328 million and Singapore Cargo Airlines agreed to contribute RMB328 million to China Cargo Airlines.

(2) 於二零一零年十二月二十日，本公司、中國遠洋運輸(集團)總公司(「**中遠集團**」)、Concord Pacific Limited及Singapore Airlines Cargo Pte Ltd.(「**新加坡貨航**」)訂立一項增資協議，據此，本公司同意出資人民幣1,045.5百萬元、中遠集團同意出資人民幣348.5百萬元，Concord Pacific Limited同意出資人民幣328百萬元及新加坡貨航同意出資人民幣328百萬元予中貨航。

On 20 December 2010, China Cargo Airlines and 上海國際貨運航空有限公司 (Shanghai Airlines Cargo International Co., Ltd.) ("**Shanghai Cargo Airlines**") entered into an asset acquisition agreement, pursuant to which the core business of cargo air transportation and the related assets of Shanghai Cargo Airlines shall be acquired by China Cargo Airlines. The preliminary transfer price is RMB29.316 million (the final amount is subject to the filing of the assets appraisal report with the state-owned assets authorities).

於二零一零年十二月二十日，中貨航及上海國際貨運航空有限公司(「**上貨航**」)訂立一項資產購買協議。據此，中貨航將購買上貨航的航空貨運主業及關聯資產。初步轉讓價格為人民幣2,931.6萬元(最終金額待資產評估結果履行國資備案手續後確定)。

On 20 December 2010, China Cargo Airlines (as purchaser) and Great Wall Airlines (as vendor) entered into an agreement for the acquisition of all valuable business carried on by, and all valuable assets of, Great Wall Airlines, at a consideration of RMB386,855,000 (the final amount is subject to the filing of the assets appraisal report with the state-owned assets authorities). The main purpose of this transaction was to enhance China Cargo Airlines' capability for sustainable development and avoid horizontal competition. Since CEA Holding is the controlling shareholder of the Company, Great Wall Airlines, being a subsidiary of CEA Holding, is a connected person of the Company for the purpose of the Listing Rules. Hence, the transaction between China Cargo Airlines and Great Wall Airlines constitutes a connected transaction of the Company as defined under Rule 14A.13 of the Listing Rules. For details of the aforesaid agreement, please refer to the announcement of the Company issued in Hong Kong dated 20 December 2010.

於二零一零年十二月二十日，中貨航(作為買方)與長城航(作為賣方)訂立一項協議，有關收購長城航所有有價值業務及其所有有價值資產，對價為人民幣386,855,000元(最終金額待資產評估結果履行國資備案手續後確定)。本次交易的主要目的是增強中貨航的可持續發展能力以及避免同業競爭。由於東航集團是本公司的控股股東，故此長城航作為東航集團的附屬公司，就上市規則而言乃本公司的關連人士。因此，中貨航與長城航的交易構成上市規則第14A.13條所界定的本公司關連交易。上述協議詳情於本公司日期為二零一零年十二月二十日的公告中披露。

CONTINUING CONNECTED TRANSACTIONS

持續關連交易

In order to better regulate the continuing business relationships between (i) the Group and (ii) CEA Holding and certain of its associates, and in compliance with the applicable requirements under Chapter 14A of the Listing Rules, the Company entered into various renewed agreements with certain members of the CEA Holding in respect of various continuing connected transactions. These agreements are as follows:

為以更佳方式規範(i)本集團與(ii)東航集團及其若干聯繫人的持續業務關係，及遵照上市規則第14A章的適用規定，本公司已與東航集團的若干成員公司就各項持續關連交易分別訂立更新協議。該等協議如下：

	Agreements **協議**	**Counterparties and connected person relationship** **訂約方與關連人士的關係**
(1)	Property Leasing Renewal Agreement 物業租賃更新協議	CEA Holding 東航集團
(2)	Financial Services Renewal Agreement 財務服務更新協議	東航集團財務有限責任公司 (Eastern Air Group Finance Company Limited) (the "**Eastern Air Finance Company**"), which is directly interested as to approximately 53.75% by, and is thus an associate of, CEA Holding 東航集團財務有限責任公司(「**東航財務公司**」)，其約53.75%權益由東航集團直接擁有，因此亦為其聯繫人
(3)	Import and Export Agency Renewal Agreement 進出口代理更新協議	東方航空進出口有限公司 (Eastern Aviation Import & Export Company) (the "**Eastern Aviation Import & Export Company**"), which is directly interested as to 55% by, and is thus an associate of, CEA Holding 東方航空進出口有限公司(「**東航進出口公司**」)，其55%權益由東航集團直接擁有，因此亦為其聯繫人
(4)	Maintenance and Repair Services Renewal Agreement 生產及維修服務更新協議	上海東方航空實業有限公司 (CEA Development Co.) ("**CEA Development**"), which is directly interested as to 95% by, and is thus an associate of, CEA Holding 上海東方航空實業有限公司(「**東航實業**」)，其95%權益由東航集團直接擁有，因此亦為其聯繫人
(5)	Catering Services Renewal Agreement 航空配餐服務更新協議	東方航空食品投資有限公司 (Eastern Air Catering Investment Co. Ltd.) (the "**Eastern Air Catering Company**"), which is directly interested as to 55% by, and is thus an associate of, CEA Holding 東方航空食品投資有限公司(「**東航食品公司**」)，其55%權益由東航集團直接擁有，因此亦為其聯繫人
(6)	Sales Agency Services Renewal Agreements 機票銷售代理服務更新協議	上海東美航空旅遊有限公司 (Shanghai Dongmei Aviation Tourism Co., Ltd.) ("**Shanghai Dongmei** "), which is indirectly interested as to 72.84% by, and is thus an associate of, CEA Holding 上海東美航空旅遊有限公司(「**上海東美**」)，其72.84%權益由東航集團間接擁有，因此亦為其聯繫人
(7)	Advertising Services Renewal Agreement 廣告代理更新協議	東方航空傳媒有限公司 (Eastern Aviation Advertising Company Limited) (the "**CEA Media**"), which is directly interested as to 55% by, and is thus an associate of, CEA Holding 東方航空傳媒有限公司(「**東航傳媒公司**」)，其55%權益由東航集團直接擁有，因此亦為其聯繫人
(8)	Media Resources Renewal Agreement 媒體資源更新協議	The CEA Media, which is directly interested as to 55% by, and is thus an associate of, CEA Holding 東航傳媒公司，其55%權益由東航集團直接擁有，因此亦為其聯繫人

Details of the continuing connected transactions are set out as follows:

1. PROPERTY LEASING RENEWAL AGREEMENT

On 12 May 2005, CEA Holding, CEA Northwest, CEA Yunnan and the Company entered into a property leasing agreement, and such agreement was renewed on 29 April 2008. (the "**Existing Property Leasing Agreement**")

On 15 October 2010, the Company entered into an agreement relating to the renewal of the Existing Property Leasing Agreement with CEA Holding on substantially the same terms, pursuant to which the Company will lease from CEA Holding and its subsidiaries, for use by the Group in its daily airlines and other business operations:

(a) a total number of up to 33 land properties owned by CEA Northwest, covering an aggregate site area of approximately 692,539 square metres primarily located in Xi'an, Xianyang and Lanzhou together with a total of 225 building properties and related construction, infrastructure and facilities occupying an aggregate floor area of approximately 269,148 square metres;

(b) a total number of up to 7 land properties owned by CEA Yunnan, covering an aggregate site area of approximately 420,768 square metres primarily located in Kunming, together with a total of 77 building properties and related construction, infrastructure and facilities occupying an aggregate floor area of approximately 452,949 square metres;

(c) building properties and related construction, infrastructure and facilities owned by CEA Holding, occupying an aggregate floor area of approximately 8,853 square metres located in Shijiazhuang;

(d) building properties and related construction, infrastructure and facilities owned by CEA Holding, occupying an aggregate floor area of approximately 63,552 square metres located in Taiyuan;

(e) a total of 7 building properties and related construction, infrastructure and facilities owned by CEA Holding, occupying an aggregate floor area of approximately 13,195 square metres located in Shanghai;

(f) a total of 29 guest rooms and 2 suites in Eastern Hotel owned by CEA Holding, occupying an aggregate floor area of approximately 1,500 square metres located in Shanghai; and

(g) other property facilities owned by CEA Holding and/or its subsidiaries as may be leased to the Company from time to time due to the urgent business requirements of the Company.

有關持續關連交易之詳情如下：

1. 物業租賃更新協議

於二零零五年五月十二日，東航集團、東航西北公司、東航雲南公司及本公司訂立物業租賃協議，該協議已於二零零八年四月二十九日更新(「**現有物業租賃協議**」)。

於二零一零年十月十五日，本公司與東航集團訂立有關更新現有物業租賃協議的協議，其條款大致相同。據此協議，本公司將向東航集團及其附屬公司租賃以下物業，以供本集團的日常航班及其他業務營運使用：

(a) 東航西北公司持有主要位於西安、咸陽及蘭州合共最多33項土地物業，土地總面積約為692,539平方米，連同合共225項大廈物業及相關建設、基建及設施，總樓面面積約為269,148平方米；

(b) 東航雲南公司持有主要位於昆明合共最多7項土地物業，土地總面積約為420,768平方米，連同合共77項大廈物業及相關建設、基建及設施，總樓面面積約為452,949平方米；

(c) 東航集團持有位於石家莊的大廈物業及相關建設、基建及設施，總樓面面積約為8,853平方米；

(d) 東航集團持有位於太原的大廈物業及相關建設、基建及設施，總樓面面積約為63,552平方米；

(e) 東航集團持有位於上海的合共7項大廈物業及相關建設、基建及設施，總樓面面積約為13,195平方米；

(f) 東航集團持有位於上海的東航大酒店合共29間客房及2個套房，總樓面面積約為1,500平方米；及

(g) 因應本公司生產經營急需而不時租予本公司的由東航集團及／或其附屬公司持有的其他物業設施。

2. FINANCIAL SERVICES RENEWAL AGREEMENT

On 12 May 2005, Eastern Air Finance Company and the Company entered into a financial services agreement, and such agreement was renewed on 29 April 2008 (the "**Existing Financial Services Agreement**").

On 15 October 2010, the Company entered into an agreement relating to the renewal of the Existing Financial Services Agreement with the Eastern Air Finance Company, pursuant to which the Eastern Air Finance Company and its subsidiaries will from time to time provide the Group with a range of financial services including: (i) deposit services; (ii) loan and financing services; and (iii) other financial services such as the provision of trust loans, financial guarantees and credit references (the scope of "**other financial services**" is not limited and different services may be provided to the Group as and when they are needed).

3. IMPORT AND EXPORT AGENCY RENEWAL AGREEMENT

On 12 May 2005, the Eastern Aviation Import & Export Company and the Company entered into an import and export agency agreement, such agreement was renewed on 29 April 2008 (the "**Existing Import and Export Agency Agreement**").

On 15 October 2010, the Company entered into an agreement relating to the renewal of the Existing Import and Export Agency Agreement with the Eastern Aviation Import & Export Company on substantially the same terms, pursuant to which the Eastern Aviation Import & Export Company and its subsidiaries will from time to time as its agent provide the Group with agency services for the import and export of aircraft and related raw materials, accessories, machinery and equipment required in the daily airlines operations and civil aviation business of the Group.

4. MAINTENANCE AND REPAIR SERVICES RENEWAL AGREEMENT

On 12 May 2005, 上海東方航空設備制造公司 (Shanghai Eastern Aviation Equipment Manufacturing Corporation) and the Company entered into a maintenance services agreement, and such agreement was renewed on 29 April 2008 (the "**Existing Maintenance Services Agreement**").

On 28 October 2008, CEA Development and the Company entered into an automobile repairing services agreement (the "**Existing Automobile Repairing Services Agreement**").

2. 財務服務更新協議

於二零零五年五月十二日，東航財務公司與本公司訂立財務服務協議，該協議已於二零零八年四月二十九日更新(「**現有財務服務協議**」)。

於二零一零年十月十五日，本公司與東航財務公司訂立有關更新現有財務服務協議的協議。據此協議，東航財務公司及其附屬公司將不時向本集團提供一系列財務服務，包括(i)存款服務、(ii)貸款及融資服務，以及(iii)其他財務服務，例如提供信託貸款、財務擔保及信用鑑證等(「**其他財務服務**」的範圍並沒有限制，必要時可向本集團提供不同服務)。

3. 進出口代理更新協議

於二零零五年五月十二日，東航進出口公司與本公司訂立進出口代理協議，該協議已於二零零八年四月二十九日更新(「**現有進出口代理協議**」)。

於二零一零年十月十五日，本公司與東航進出口公司訂立有關更新現有進出口代理協議的協議，其條款大致相同。據此協議，東航進出口公司及其附屬公司不時以其代理人身份向本集團提供進出口代理服務，進出口貨品包括於本集團日常航班營運及民航業務中所需航機及有關原材料、配件、機器與設備。

4. 生產及維修服務更新協議

於二零零五年五月十二日，上海東方航空設備製造公司與本公司訂立生產服務協議，該協議已於二零零八年四月二十九日更新(「**現有生產及維修服務協議**」)。

於二零零八年十月二十八日，東航實業與本公司訂立汽車維修服務協議(「**現有汽車維修服務協議**」)。

On 15 October 2010, the Company entered into an agreement relating to the consolidation and renewal of the Existing Maintenance Services Agreement and the Existing Automobile Repairing Services Agreement on substantially the same terms with CEA Development pursuant to which CEA Development and its subsidiaries will from time to time provide certain services to the Company, including: (a) maintenance and repair services to the Company's automobiles that are used in ground services and daily operations; (b) comprehensive services in relation to maintenance, repair and overhaul of aircraft and aviation equipment, and procurement of related equipment and materials required in the daily operations of the Group; (c) various special vehicles and equipment for airline use, such as air stairs, freight cars, luggage trailers, garbage truck, food cars, freight containers, freight board; and (d) aircraft on-board supplies.

於二零一零年十月十五日，本公司與東航實業訂立有關合併及更新現有生產服務協議及現有汽車維修服務協議的協議，其條款大致相同。據此協議，東航實業及其附屬公司將不時向本公司提供若干服務，包括：(a)維修服務予本公司的地面服務及日常營運所用的汽車；(b)有關航機及航空設備的維修及檢修的綜合服務，以及為本集團的日常營運採購所需相關設備及材料；(c)多種特種車輛及設備供航班使用，例如客梯、貨物運送車、散裝行李拖車、垃圾清潔車、食品車、貨運集裝箱、集裝板；及(d)機上供應品。

5. CATERING SERVICES RENEWAL AGREEMENT

On 12 May 2005, the Company and a number of subsidiaries or associates of CEA Holding entered into various catering services agreements, and such agreements were consolidated and renewed on 29 April 2008 (the "**Existing Catering Services Agreement**").

On 15 October 2010, the Company entered into an agreement relating to the renewal of the Existing Catering Services Agreement with the Eastern Air Catering Company on substantially the same terms pursuant to which the Eastern Air Catering Company and the subsidiaries of the Eastern Air Catering Company will from time to time provide the Group with in-flight catering services (including the supply of in-flight meals and beverages, cutlery and tableware) and related storage and complementary services required in the daily airline operations and civil aviation business of the Group. The Eastern Air Catering and its subsidiaries provide their services in accordance with the specifications and schedules as from time to time specified by the relevant member(s) of the Group to accommodate its operation needs.

5. 航空配餐服務更新協議

於二零零五年五月十二日，本公司與東航集團多家附屬公司或聯營公司訂立多份航空配餐服務協議，該等協議於二零零八年四月二十九日合併及更新(「**現有航空配餐服務協議**」)。

於二零一零年十月十五日，本公司與東航食品公司訂立有關更新現有航空配餐服務協議的協議，其條款大致相同。據此協議，東航食品公司及其附屬公司將不時向本集團提供航機餐飲服務(包括供應飛機餐及飲料、食具及餐具)，以及於本集團日常航班營運及民航業務中所需的有關倉儲及配套服務。東航食品公司及其附屬公司根據本集團的有關成員公司不時指定的規格及時間表提供服務，以配合其營運需要。

6. SALES AGENCY SERVICES RENEWAL AGREEMENT

On 12 May 2005, the Company and a number of subsidiaries or associates of CEA Holding entered into various sales agency service agreements, and such agreements were renewed on 29 April 2008 (the "**Existing Sales Agency Services Agreements**").

On 15 October 2010, the Company entered into an agreement relating to the renewal of the Existing Sales Agency Services Agreements with Shanghai Dongmei on substantially the same terms, pursuant to which the Shanghai Dongmei and its subsidiaries will from time to time provide the Group as its agents with services for sale of air tickets and the provision of complementary services required in the daily airline operations and civil aviation business of the Group.

6. 機票銷售代理服務更新協議

於二零零五年五月十二日，本公司與東航集團多家附屬公司或聯營公司訂立多份機票銷售代理服務協議，該等協議於二零零八年四月二十九日更新(「**現有機票銷售代理服務協議**」)。

於二零一零年十月十五日，本公司與上海東美訂立有關更新現有機票銷售代理服務協議的協議，其條款大致相同。據此協議，上海東美及其附屬公司將不時以其代理人身份向本集團提供機票銷售服務，以及提供本集團日常航班營運及民航業務中所需的配套服務。

7. ADVERTISING SERVICES RENEWAL AGREEMENT

On 12 May 2005, the CEA Media and the Company enter into an advertising services agreement, and such agreement was renewed on 29 April 2008.

On 15 October 2010, the Company entered into an agreement relating to the renewal of the Existing Advertising Services Agreement with the CEA Media on substantially the same terms, pursuant to which the CEA Media and its subsidiaries will from time to time provide the Group with multi-media advertising services in order to promote its business and to organise promotional functions and campaigns to enhance its reputation in the civil aviation industry.

8. MEDIA RESOURCES RENEWAL AGREEMENT

On 24 March 2010, the Company and CEA Media entered into an agreement, pursuant to which the Company agreed to grant CEA Media exclusive rights to operate the media resources of the Company (the "**Existing Media Resources Agreement**").

On 15 October 2010, the Company entered into an agreement relating to the renewal of the Existing Media Resources Agreement with the CEA Media on substantially the same terms, pursuant to which, the Company agreed to grant the Eastern Aviation Advertising and its subsidiaries exclusive rights to operate the media resources of the Company.

Pursuant to the Media Resources Renewal Agreement, the CEA Media and its subsidiaries will have the following exclusive rights:

(i) to distribute certain in-flight reading materials to the customers of the Company;

(ii) to operate advertisements in the media resources of the Company, which includes the folding tables, occipital plate to the seat, in-flight radios and video entertainment programmes, advertisement system on airport shuttles, website and mobile connection (mobile phones); and

(iii) to be commissioned to purchase in-flight entertainment programmes (which may include the content of the advertisements) from independent third parties or produce such programmes on its own.

For other exploitable media resources that are not included in the preceding paragraphs, the Company has the right to invite public bidding. CEA Media and its subsidiaries have the priority to develop and operate the aforementioned exploitable media resources if in the bidding process such CEA Media and its subsidiaries offer the same terms as the other bidders.

7. 廣告代理更新協議

於二零零五年五月十二日，東航傳媒公司與本公司訂立廣告代理協議，該協議已於二零零八年四月二十九日更新。

於二零一零年十月十五日，本公司與東航傳媒公司訂立有關更新現有廣告代理協議的協議，其條款大致相同。據此協議，東航傳媒公司及其附屬公司將不時向本集團提供多媒體廣告服務，藉以推廣本集團的業務及籌備宣傳活動及計劃，提升其在民航業的知名度。

8. 媒體資源更新協議

於二零一零年三月二十四日，本公司與東航傳媒公司訂立協議，據此，本公司同意授予東航傳媒公司本公司媒體資源的獨家經營權(「**現有媒體資源協議**」)。

於二零一零年十月十五日，本公司與東航傳媒公司訂立有關更新現有媒體資源協議的協議，其條款大致相同。據此協議，本公司同意授予東航傳媒及其附屬公司本公司媒體資源的獨家經營權。

根據媒體資源更新協議，東航傳媒及其附屬公司將享有以下獨家權利：

(i) 發放若干機上讀物予本公司乘客；

(ii) 經營本公司媒體資源上的廣告，包括小桌板、坐椅枕片、機上音頻及視頻娛樂節目、機場擺渡車的廣告系統、網站及移動網絡(手機)；及

(iii) 獲委託從獨立第三方購買機上娛樂節目(可包含廣告內容)或自行製作該等節目。

前述未包含的其他可開發的媒體資源，本公司有權對外招標。同等條件下，東航傳媒及其附屬公司享有開發和使用前述可開發的媒體資源的優先權。

REPORT OF DIRECTORS
董事會報告書

The following table sets out (i) the annual caps for the continuing connected transactions between the Group and members of CEA Holding and (ii) their actual amounts in 2010:

下表載列本集團與東航集團成員公司之間於二零一零年進行之持續關連交易之(i)年度上限及(ii)其實際履行情況：

Transactions 類別	Incurred up to 31 December 2010 截至二零一零年十二月三十一日的發生額 (RMB million) (人民幣)	Annual caps for continuing connected transaction conducted in 2010 經批准的二零一零年全年預估交易金額上限 (RMB million) (人民幣)
Financial services (balance of deposit) 金融服務(存款餘額)	1,137 11.37億元	2,500 25億元
Catering services 航空配餐服務	544.49 54,449萬元	621.49 62,149萬元
Import and export agency services 進出口代理服務	59.64 5,964萬元	69.5 6,950萬元
Maintenance services 設備供應服務	2.97 297萬元	27.8 2,780萬元
Property leasing 物業租賃	55.14 5,514萬元	60 6,000萬元
Advertising agency services 廣告代理服務	20.21 2,021萬元	26 2,600萬元
Media resources operation services 媒體資源使用	12 1,200萬元	30 3,000萬元
Sales agency services (agency fee) 票代服務(代理費)	18.8 1,880萬元	46.25 4,625萬元
Automobile repairing services 汽車修理服務	39.8 3,980萬元	58.3 5,830萬元

Details of the Group's continuing connected transactions with the Company's connected persons (as defined in the Listing Rules) during the year ended 31 December 2010 are set out in note 46 to the financial statements prepared in accordance with IFRS.

本集團截至二零一零年十二月三十一日止年度與本公司的關連人士(定義見上市規則)進行之持續關連交易詳情載列於按國際財務報告準則編製的財務報表附註46。

The Company's independent non-executive Directors have reviewed such continuing connected transactions during the year 2010 and confirmed that:

本公司之獨立非執行董事已審閱過在二零一零年此等持續關連交易，並確認：

(a) the transactions have been entered into by the Group in the ordinary and usual course of its business;

(b) the transactions have been entered into either (i) on normal commercial terms or (ii) (where there are not sufficient comparable transactions to judge whether they are on normal commercial terms) on terms no less favourable to the Company than terms available to or from (as appropriate) independent third parties; and

(c) the transactions have been entered into in accordance with the relevant agreement governing them on terms that are fair and reasonable and in the interests of the shareholders of the Company as a whole.

(a) 該等交易是本集團在一般正常業務範圍內訂立；

(b) 該等交易是按照(i)一般商務條款進行或(ii)(如可供比較的交易不足以判斷該等交易的條款是否一般商務條款)則對本公司而言，該等交易的條款不遜於獨立第三方可取得或提供(視屬何情況而定)的條款；及

(c) 該等交易是根據有關交易的協議條款進行，而交易條款公平合理，並且符合本公司股東的整體利益。

For the purpose of Rule 14A.38 of the Listing Rules, the auditors of the Company have carried out procedures on the above connected transactions disclosed herein for the year ended 31 December 2010 in accordance with the Hong Kong Standard on Assurance Engagements 3000 "**Assurance Engagement Other Than Audits or Reviews of Historical Financial Information**" and with reference to Practice Note 740 "**Auditor's Letter on Continuing Connected Transactions under the Hong Kong Listing Rules**" issued by the Hong Kong Institute of Certified Public Accountants and reported that, in respect of the disclosed continuing connected transactions:

a. nothing has come to our attention that causes us to believe that the disclosed continuing connected transactions have not been approved by the Company's board of directors.

b. for transactions involving the provision of goods or services by the Group, nothing has come to our attention that causes us to believe that the transactions were not, in all material respects, in accordance with the pricing policies of the Company.

c. nothing has come to our attention that causes us to believe that the transactions were not entered into, in all material respects, in accordance with the relevant agreements governing such transactions.

d. with respect to the aggregate amount of each of the continuing connected transactions, nothing has come to our attention that causes us to believe that the disclosed continuing connected transactions have exceeded the maximum aggregate annual value disclosed in the previous announcements dated 29 April 2008, 15 April 2009, 24 March 2010, 15 October 2010 made by the Company in respect of each of the disclosed continuing connected transactions.

In respect of each continuing connected transaction disclosed in note 46 to the financial statements prepared in accordance with IFRS, the Company confirms that it has complied with the relevant requirements under the Listing Rules.

Details of the other related party transactions entered by the Group during the year ended 31 December 2010 are set out in note 46 to the financial statements prepared in accordance with IFRS. These transactions do not constitute connected transactions under the Listing Rules.

就上市規則14A.38而言，本公司的核數師已根據香港會計師公會發佈的香港鑒證業務準則第3000號**「歷史財務資料審核或審閱以外之鑒證工作」**並參考實務説明第740號**「香港上市規則規定的持續關連交易的核數師函件」**，對截至二零一零年十二月三十一日止年度的關連交易執行程序，並對上述關連交易報告如下：

a. 我們並無注意到任何事項令我們相信該等已披露的持續關連交易未獲公司董事會批准。

b. 就貴集團提供貨品或服務所涉及的交易，我們並無注意到任何事項令我們相信該等交易在所有重大方面未有按照公司的定價政策進行。

c. 我們並無注意到任何事項令我們相信該等交易在所有重大方面未有按照規管該等交易的相關協定進行。

d. 就每項持續關連交易的總金額而言，我們並無注意到任何事項令我們相信該等持續關連交易的金額超出公司於二零零八年四月二十九日、二零零九年四月十五日、二零一零年三月二十四日及二零一零年十月十五日就每項該等已披露的持續關連交易先前公告的年度上限總額。

就各項載於按照國際財務報告準則編製的財務報表附註46的持續關連交易，本公司確認已遵守上市規則下的有關規定。

本集團在截至二零一零年十二月三十一日止年度所進行的其他有關連人士交易之詳情載列於按國際財務報表準則編製的財務報表附註46。此等交易並不屬於上市規則所指之關連交易。

No. 數目	Model 機型	Number of aircraft as at 31 December 2010 截至二零一零年十二月三十一日機隊數目 Self-owned and under finance lease 自購及融資租賃	Under operating lease 經營租賃	Subtotal 小計
1	A340–600	5		5
2	A340–300	5		5
3	A330–300	8	7	15
4	A330–200	2	3	5
5	A320	71	24	95
6	A319	5	10	15
7	A321	20		20
8	B737–300	16		16
9	B737–700	33	19	52
10	B737–800	15	46	61
11	B757-200	5	5	10
12	B767–300	9	1	10
13	A300–600R (passenger aircraft)(客機)	7		7
14	CRJ–200	8	2	10
15	EMB–145LR	10		10
16	Hawker800	1		1
17	MD–11F		7	7
18	A300–600R (cargo aircraft)(貨機)	3		3
19	B747–400ER	2		2
20	B757–200F		2	2
21	B777F		4	4
Total 合計		**225**	**130**	**355**
Proportion 比例		**63.38%**	**36.62%**	**100%**

In relation to future deliveries of aircraft, as at 31 December 2010, the following are details of aircrafts on order which are scheduled to be delivered:

關於將來付運的飛機，於二零一零年十二月三十一日，本公司未來付運的飛機詳情如下：

Model 飛機類型	Number of aircraft 飛機數目	Year of delivery 付運年份
A320	17	2011
A321	2	2011
A330	2	2011
B737–700	2	2011
B737–800	2	2011
A319	7	2012
A320	10	2012
A321	5	2012
A330	4	2012
B737–700	2	2012
B737–800	3	2012
A319	3	2013
A320	3	2013
A321	6	2013
A330	6	2013
B737–700	5	2013
B737–800	7	2013
A319	4	2014
A320	6	2014
A321	6	2014
A330	4	2014
B737–700	7	2014
B737–800	7	2014
A319	2	2015
A320	8	2015
A321	6	2015
B737–700	6	2015
B737–800	8	2015

As at the date of this report, the Directors are not aware of any aircraft which is subject to options exercisable during a period of not less than 12 months from 31 December 2010.

截至本年度報告的日期，據本公司董事所知，在二零一零年十二月三十一日後不少於十二個月的期間內，本公司沒有可予行使選擇權的飛機。

STAFF HOUSING BENEFITS

職工住房補貼

Details of the Group's staff housing benefits are set out in note 37 to the financial statements prepared in accordance with IFRS.

本集團職工住房補貼詳情請參閱本集團根據國際財務報告準則編製之財務報表附註37。

MATERIAL LITIGATION

重大訴訟

As at 31 December 2010,the Company was not involved in any litigation of material importance.

截至二零一零年十二月三十一日，本公司無重大訴訟。

REPORT OF DIRECTORS
董事會報告書

SIGNIFICANT EVENTS

The Company wishes to highlight the following information:

1. On 10 July 2009, the Company entered into an agreement with Shanghai Airlines in relation to the absorption of Shanghai Airlines by way of the issuance of new A shares of the Company in exchange for the existing issued shares of Shanghai Airlines on the basis of 1.3 A shares of the Company for each existing issued share of Shanghai Airlines. The exchange of A shares was completed on 28 January 2010. On 28 January 2010, 1,694,838,860 new A shares of the Company were issued. As of 28 January 2010, the identifiable net liabilities of Shanghai Airlines assumed by the Company had a book value of approximately RMB776 million and a fair value of approximately RMB2,151 million. Details are set out in the announcements of the Company issued in Hong Kong dated 10 July 2009, 10 August 2009, 10 September 2009, 9 October 2009, 7 January 2010, 11 January 2010, 13 January 2010, 18 January 2010, 26 January 2010, 28 January 2010, 26 February 2010, 30 March 2010, 30 April 2010, 31 May 2010, 30 June 2010 and 30 July 2010, 30 August 2010, 29 September 2010, 29 October 2010, 30 November 2010 and 4 January 2011 and the circular of the Company dated 25 August 2009.

   At the extraordinary general meeting of the Company held on 9 October 2009, the Board was authorized by the shareholders of the Company to make such appropriate and necessary amendments to the Company's articles of association as the Board thinks fit to reflect such increases in the registered capital and change of shareholding of the Company as a result of the completion of the exchange of A shares mentioned above. With completion of the exchange of A shares on 28 January 2010 and the listing of the issued A shares of the Company as a result of the said exchange of A shares commencing on 2 February 2010, the corresponding amendments made to certain articles of association of the Company as a result of the completion of the said absorption became effective on 2 February 2010. For details, please refer to the announcement of the Company issued in Hong Kong dated 2 February 2010.

2. On 12 January 2010, the Company, 江蘇省國信資產管理集團有限公司 (Jiangsu Guoxin Investment Group Limited), 江蘇交通控股公司 (Jiangsu Communication Holding Limited) (formerly known as 江蘇航空產業集團有限責任公司 (Jiangsu Aviation Industry Group Company Limited) and 南京市投資公司 (Nanjing Investment Company) (together referred to as the "**Shareholders**") entered into the CEA Jiangsu Joint Venture Capital Increase Agreement, pursuant to which the Shareholders unanimously agreed to increase the share capital of 中國東方航空江蘇有限公司 (China Eastern Airlines Jiangsu Co., Ltd.) ("**CEA Jiangsu**") according to the existing proportion of their respective shareholding interests in CEA Jiangsu, and the registered capital of CEA Jiangsu shall be increased from RMB880 million to RMB2,000 million. For details, please refer to the overseas regulatory announcement of the Company issued in Hong Kong dated 12 January 2010.

重大事項

本公司提述以下內容：

1. 本公司於二零零九年七月十日與上航簽訂了一份關於通過增發新股並以新增的每1.3股本公司A股股票交換1股上航現有股票的計劃對上航進行吸收合併的協議。本公司於二零一零年一月二十八日完成交換A股工作。於二零一零年一月二十八日，本公司發行1,694,838,860股新A股。截至二零一零年一月二十八日，本公司承繼的上航可辨認淨負債的賬面價值約為人民幣776百萬元以及公允值約為人民幣2,151百萬元。其詳情列載於本公司在香港刊發的日期為二零零九年七月十日、二零零九年八月十日、二零零九年九月十日、二零零九年十月九日、二零一零年一月七日、二零一零年一月十一日、二零一零年一月十三日、二零一零年一月十八日、二零一零年一月二十六日、二零一零年一月二十八日、二零一零年二月二十六日、二零一零年三月三十日、二零一零年四月三十日、二零一零年五月三十一日、二零一零年六月三十日、二零一零年七月三十日、二零一零年八月三十日、二零一零年九月二十九日、二零一零年十月二十九日、二零一零年十一月三十日及二零一一年一月四日的公告以及二零零九年八月二十五的通函。

   於二零零九年十月九日舉行的本公司股東特別大會上，董事會獲股東授權，可對公司章程作出其認為適當及必要的修訂，以反映本公司因上述交換A股事項的完成而增加註冊資本及股權變動。由於交換A股已於二零一零年一月二十八日完成而且由換股而新增的A股股份已於二零一零年二月二日上市，就吸併事項的完成而對公司章程中若干條款所作出的相應修訂已於二零一零年二月二日生效。詳情請參閱本公司在香港刊發的日期為二零一零年二月二日的公告。

2. 於二零一零年一月十二日，本公司、江蘇省國信資產管理集團有限公司、江蘇交通控股公司(原江蘇航空產業集團有限責任公司)及南京市投資公司(合稱「**各股東方**」)簽署了《東航江蘇公司合營增資協議》，一致同意按現有股比對中國東方航空江蘇有限公司(「**東航江蘇**」)進行增資擴股，使其註冊資本由人民幣8.8億元增加至人民幣20億元，詳情請參閱本公司在香港刊發的日期為二零一零年一月十二日的海外監管公告。

3. On 26 July 2010, the State-owned Assets Supervision and Administration Commission of the People's Government of Yunnan Province ("**Yunnan SASAC**") and the Company entered into an agreement, pursuant to which Yunnan SASAC and the Company agreed to jointly establish 東方航空雲南有限公司 (Eastern Airlines Yunnan Limited Corporation) (the "**Joint Venture**"). Pursuant to this agreement, the registered capital of the Joint Venture shall be contributed as to 65% by the Company and 35% by Yunnan SASAC, respectively. For details, please refer to the announcement of the Company issued in Hong Kong dated 26 July 2010.

4. The authorised representative in Hong Kong (for the purpose of Section 333 of the Companies Ordinance, Chapter 32 of the Laws of Hong Kong) of the Company has been changed from Mr. Cheung Sau Ting to Mr. Zhang Youjun with effect from 30 July 2010. For details, please refer to the announcement of the Company issued in Hong Kong dated 30 July 2010.

5. With effect from 10 August 2010 (Eastern Standard Time of the United States of America), the ratio for its American Depository Shares (the "**ADS**") representing H shares of the Company ("**H Shares**") changed, from: one (1) ADS representing one hundred (100) H Shares to one (1) ADS representing fifty (50) H Shares. For details, please refer to the overseas regulatory announcement of the Company issued in Hong Kong dated 6 August 2010.

6. On 29 October 2010, the Company entered into two agreements with CEA Holding, pursuant to which the Company agreed to acquire 5% equity interests in 上海東方飛行培訓有限公司 (Shanghai Eastern Flight Training Co., Ltd.) ("**Flight Training Company**") held by CEA Holding and 14.14% equity interests in 東航大酒店有限公司 (Eastern Airlines Hotel Co., Ltd.) ("**Eastern Airlines Hotel**") held by CEA Holding. Prior to these equity transfers, the Company held 95% equity interests in Flight Training Company and 85.86% equity interests in Eastern Airlines Hotel respectively. As CEA Holding directly and indirectly holds approximately 59.94% equity interests in the Company, CEA Holding is a connected person of the Company and the transactions contemplated under the said equity transfer agreements constitute connected transactions of the Company pursuant to the 上海證券交易所股票上市規則 (Rules Governing Listing of Securities on the Shanghai Stock Exchange). For details, please refer to the overseas regulatory announcement of the Company issued in Hong Kong dated 29 October 2010.

7. On 30 December 2010, the Company entered into an aircraft purchase agreement with Airbus SAS in Shanghai regarding the purchase of fifty Airbus A320 series aircraft. For details, please refer to the announcement and the circular of the Company issued in Hong Kong dated 30 December 2010 and 25 February 2011 respectively.

3. 於二零一零年七月二十六日，雲南省人民政府國有資產監督管理委員會(「**雲南省國資委**」)與本公司訂立一項協議，據此，雲南省國資委與本公司同意共同建立東方航空雲南有限公司(「**合資公司**」)。根據該協定，合資公司的註冊資本將分別由本公司及雲南省國資委承擔65%及35%。詳情請參閱本公司在香港刊發的日期為二零一零年七月二十六日的公告。

4. 由二零一零年七月三十日起，本公司居於香港的授權代表(就香港法例第32章公司條例第333條而言)已由Cheung Sau Ting先生變更為張友軍先生。詳情請參閱本公司在香港刊發的日期為二零一零年七月三十日的公告。

5. 自2010年8月10日(美國東部標準時間)起，其美國存托股票(「**美國存托股票**」)與本公司H股(「**H股**」)的比率將由每一(1)股美國存托股票代表一百(100)股H股變更為每一(1)股美國存托股票代表五十(50)股H股。有關詳情請參閱本公司於香港發出日期為二零一零年八月六日的海外監管公告。

6. 於二零一零年十月二十九日，本公司與東航集團訂立了兩項協議，據此，本公司同意收購東航集團所持有的上海東方飛行培訓有限公司(「**飛培公司**」)5%股權和東航大酒店有限公司(「**東航大酒店**」)14.14%股權。本次股權轉讓前，本公司分別持有飛培公司95%的股權和東航大酒店85.86%的股權。根據《上海證券交易所股票上市規則》，東航集團直接和間接持有本公司約59.94%的股權，為本公司的關聯人，上述股權轉讓協議項下的交易構成了本公司的關聯交易。詳情請參閱本公司在香港刊發的日期為二零一零年十月二十九日的海外監管公告。

7. 於二零一零年十二月三十日，本公司與空中客車公司在上海簽訂《飛機購買協議》，購買50架空客A320系列飛機，詳情請參閱本公司在香港刊發的日期為二零一零年十二月三十日的公告以及日期為二零一一年二月二十五日的通函。

INDEPENDENT DIRECTORS' OPINION

Independent Directors of the Company have performed auditing work and issued an independent opinion on the guarantees the Company has provided, as required by the relevant requirements of the CSRC. The Company has strictly observed relevant laws and regulations as well as its articles of association while it has also imposed strict control on the guarantees provided. As at 31 December 2010, none of the Company and its subsidiaries included in the consolidated financial statements has provided any guarantee to the Company's controlling shareholder and other related parties, other nonlegal person entity units and individuals.

獨立董事意見

公司獨立董事根據中國證監會的有關規定，對公司對外擔保情況進行了核查，並發表了獨立意見：公司嚴格按照相關法律法規和公司章程的規定，嚴格控制對外擔保事項，截至二零一零年十二月三十一日公司及納入合併會計報表的附屬公司不存在為控股股東及其他關聯方、其他非法人單位、個人提供擔保的情況。

AUDITORS

PricewaterhouseCoopers, Certified Public Accountants, Hong Kong and PricewaterhouseCoopers Zhong Tian CPAs Limited Company (registered accountants in the PRC) were the Company's international and domestic auditors in 2010, respectively.

核數師

羅兵咸永道會計師事務所(香港執業會計師)及普華永道中天會計師事務所有限公司(中國註冊會計師)分別為本公司二零一零年度國際及中國核數師。

On behalf of the Board

Liu Shaoyong
Chairman

Shanghai, the PRC
30 March 2011

董事會代表

劉紹勇
董事長

中國上海
二零一一年三月三十日

CORPORATE GOVERNANCE
企業管治

CORPORATE GOVERNANCE PRACTICES

The Company has established a formal and appropriate corporate governance structure. The Company has also placed emphasis on the corporate governance principle of having transparency, accountability and safeguarding the interests of all shareholders.

The Directors believe that sound corporate governance is essential to the development of the Company's operations. The Board regularly reviews our corporate governance practices to ensure that the Company operates in accordance with the laws, regulations and requirements of the listing jurisdictions, and that the Company continuously implements corporate governance of a high efficiency.

The Company's corporate governance practices include but are not limited to the following:

Articles of association, rules of meeting of general meetings, rules of meeting of the Board, rules of meeting of the Supervisory Committee, working regulations of independent directors, administrative documents of the audit and risk management committee, administrative documents of the planning and development committee, working rules of the nomination and remuneration committee, working rules of the aviation safety and environment committee, working regulations of presidents, management regulations of investor relationship, investor relationship management detailed implementation regulation, management regulations of the connected transactions, connected transaction detailed implementation rules, regulations on external guarantee and the interim administrative regulations concerning hedging businesses.

For the year ended 31 December 2010 (the "**Reporting Period**") and as at the date of the announcement of this annual report, the Board has reviewed the relevant provisions and corporate governance practices under the codes of corporate governance practices adopted by the Company, and took the view that the Company's corporate governance practices during the financial year ended 31 December 2010 met the requirements under the code provisions in the Code on Corporate Governance Practices set out in Appendix 14 to the Listing Rules (the "**Code**"). In certain aspects, the code of corporate governance adopted by the Company is more stringent than the provisions set out in the Code. The following sets out aspects which are more stringent than the Code.

Major aspects which are more stringent than provisions set out in the Code:

- all members of the audit and risk management are Independent Non-executive Directors.
- 13 meetings of the Board were held during the financial year of 2010.
- Other than the Audit and Risk Management Committee and the Nomination and Remuneration Committee, the Company also established two specialized committee, namely Planning and Development Committee and the Aviation Safety and Environment Committee.

企業管治常規

本公司已經建立了比較規範、穩健的企業管治架構，並注重遵循透明、問責，維護全體股東權益的公司管治原則。

董事會相信，良好的企業管治對本公司運營發展十分重要。董事會定期檢討公司治理常規，以確保公司的運行符合法律、法規及上市地監管規定，不斷致力於實現高效的公司管治。

本公司的企業管治常規守則包括但不限於以下文件：

公司章程、股東大會議事規則、董事會議事規則、監事會議事規則、獨立董事工作制度、關聯交易管理制度以及審計和風險管理委員會章程、規劃發展委員會章程、提名與薪酬委員會工作細則、航空安全與環境委員會工作細則、總經理工作制度、投資者關係管理制度、投資者關係管理工作實施細則、關聯交易管理制度、關聯交易實施細則、對外擔保制度、套期保值業務管理(暫行)規定等。

截至二零一零年十二月三十一日(「**本報告期**」)及截至本年報公佈之日，董事會已檢討過本公司採納的企業管治守則文件下的有關規定和公司實務情況認為：截至二零一零年十二月三十一日止，本公司的企業管治水平達到上市規則附錄十四《企業管治常規守則》(《守則》)所載的守則條文的要求。在某些方面，本公司採納的企業管治守則比《守則》列載的條文更為嚴格。下面就主要方面列出比《守則》所載的條文更為嚴格的地方。

比《守則》所載的條文更為嚴格的主要方面：

- 審計和風險管理委員會的成員全部是獨立非執行董事。
- 在二零一零年財政年度內舉行董事會的次數為13次。
- 除審計和風險管理委員會、提名與薪酬委員會之外，公司還成立了2個管治委員會，即規劃發展委員會和航空安全與環境委員會。

CORPORATE GOVERNANCE
企業管治

BOARD

The Company is managed by the Board. The Board is responsible for the leading and control of the Company. The Directors are jointly responsible for implementing businesses of the Company by directing and supervising the affairs of the Company.

董事會

本公司由董事會管理，董事會負責公司的領導及監控工作。各董事透過指揮及監督公司事務，集體對推動本公司的事務負責。

DIRECTORS

As at 31 December 2010, the Board consists of 9 Directors, including four Independent Non-executive Directors. During the first extraordinary general meeting in 2010 held on 19 March 2010, the shareholders of the Company approved the appointment of Mr. Wu Xiaogen and Mr. Ji Weidong as independent non-executive directors of the fifth session of the Board, while Mr. Hu Honggao and Mr. Zhou Ruijin were no longer independent non-executive directors of the Company. During the 2009 annual general meeting held on 28 June 2010, the shareholders of the Company approved the appointment of Mr. Liu Shaoyong, Mr. Li Jun, Mr. Ma Xulun, Mr. Luo Chaogeng and Mr. Luo Zhuping as directors of the sixth session of the Board, and Mr. Sandy Ke-Yaw Liu, Mr. Wu Xiaogen, Mr. Ji Weidong and Mr. Shao Ruiqing as Independent Non-executive Directors of the sixth session of the Board, while Mr. Wu Baiwang and Mr. Xierong were no longer Independent Non-executive Directors of the Company.

All Directors shall retire in the third annual general meeting following their appointment, but are eligible for re-election. Names, personal particulars and effective date of appointment of the Directors are set out in page 48 to page 56 of this report.

Independent non-executive Directors of the Company shall possess specialised knowledge and experience. They shall be able to play their roles of supervising and balancing to the fullest extent to protect the interests of shareholders and the Company as a whole. The Board considers that they shall be able to exercise independent judgment effectively, which complies with guidelines on their independence pursuant to Rule 3.13 of the Listing Rules.

Pursuant to Rule 3.13 of the Listing Rules, the Company has received the annual confirmation letters from each of the independent non-executive Directors on their independence.

All Directors (including Independent Non-executive Directors) are appointed for a term of 3 years. The formal appointment letters and the articles of association of the Company have set out the terms and conditions of their appointment. Other than working relationships, Directors, Supervisors and senior management of the Company do not have any financial, business or family connection with one another.

董事

截至二零一零年十二月三十一日本公司董事會由9名董事組成，其中4名為獨立非執行董事。於二零一零年三月十九日舉行的二零一零年第一次臨時股東大會，本公司股東批准吳曉根先生和季衛東先生加入第五屆董事會任獨立非執行董事，胡鴻高先生和周瑞金先生不再擔任本公司獨立非執行董事。於二零一零年六月二十八日舉行的二零零九年度股東大會，本公司股東批准劉紹勇先生、李軍先生、馬須倫先生、羅朝庚先生和羅祝平先生擔任公司第六屆董事會董事，劉克涯先生、吳曉根先生、季衛東先生和邵瑞慶先生擔任公司第六屆董事會獨立非執行董事，吳百旺先生和謝榮先生不再擔任本公司獨立非執行董事。

所有董事必須在委任後第三個年度股東大會上退任，但是應有資格再度參選。各董事的姓名、個人資料及任職情況載於本報告書第48至56頁。

本公司的獨立非執行董事具備專業的知識和經驗。他們能充分發揮監察和平衡的重要作用，保障股東和公司的整體利益。董事會認為他們能有效地作出獨立判斷，符合上市規則第3.13條列載的評估獨立性的指引。

根據《上市規則》第3.13條，公司已經收到每名獨立非執行董事就其獨立性而作出的年度確認函。

所有董事(包括獨立非執行董事)的任期為3年，正式委任書及公司章程對他們的任命列明了有關的期限和條件。本公司董事、監事、高級管理人員之間，除工作關係之外，在財務、業務、家屬等方面概無任何關係。

CORPORATE GOVERNANCE
企業管治

POWERS OF THE BOARD

On a periodic basis, the Board reviews the relevant performance against proposed budgets and business objectives of each operating unit. It also exercises a number of powers retained by the Board, including the following:

- responsibility for convening general meetings and reporting to shareholders on its work;
- implementing resolutions passed in general meetings;
- deciding on the operating plan and investment proposals of the Company;
- formulating the annual preliminary and final budget proposals;
- formulating the Company's profit distribution proposal and the proposal to offset losses;
- formulating the Company's proposals to increase or reduce the registered capital and proposals to issue debt securities;
- drawing up proposals for the Company's merger, demerger and dissolution;
- deciding on the Company's internal management structure;
- employing or dismissing the Company's President and secretary to the Board; appointment or dismissal of the Vice President and chief financial officer of the Company on the nomination of the President, and the determination of their remuneration;
- formulating the management systems of the Company;
- formulating proposals to amend the articles of association of the Company;
- discharging any other powers and functions granted in general meetings.

The Board and the relevant specialized committees are also responsible for the completeness of financial information of the Company and are responsible for maintaining an effective internal control system and for risk management, as well as preparing the financial statements. Setting the business objectives and overseeing the daily operations are the responsibilities of the chief executive officer. The Company's articles of association specify the duties and functions of the Board and management. The Board periodically reviews the duties and functions of the chief executive officer and the powers delegated to him to ensure that such arrangements are appropriate.

In order to ensure the balance of powers and authorization, the roles of the Chairman and the chief executive officer have been clearly defined. The Chairman of the Company is Mr. Liu Shaoyong, and the chief executive officer is Mr. Ma Xulun, a Director and the President. There are also other senior officers who are responsible for the daily management within their scope of duties.

董事會的權力

董事會定期檢討各營業部門議定的預算及與業務目標有關的業績表現，並行使多項保留權力，包括：

- 負責召集股東大會，並向股東大會報告工作；
- 執行股東大會的決議；
- 決定公司的經營計劃和投資方案；
- 制定公司的年度財務預算方案、決算方案；
- 制定公司的利潤分配方案和彌補虧損方案；
- 制定公司增加或減少註冊資本的方案以及發行公司債券的方案；
- 擬定公司合併、分立、解散的方案；
- 決定公司內部管理機構的設置；
- 聘任或者解聘公司總經理、董事會秘書；根據總經理的提名，聘任或者解聘公司副總經理和財務總監，決定其報酬事項；
- 制定公司的基本管理制度；
- 制定公司章程修改方案；
- 股東大會授予的其他職權。

董事會及相關專業委員會對財務資料的完整性以及集團內部監控制度及風險管理的效能負責。董事會亦負責編製本公司財務報表。本公司業務目標及日常業務運作的責任則交由行政總裁承擔。公司章程具體列載了董事會和經理層的職責權限。董事會定期檢討行政總裁的職能及賦予行政總裁的權力，以確保此安排仍然適當。

為確保權力和授權分佈均衡，主席與行政總裁的角色已清楚區分。本公司現任主席是劉紹勇先生。行政總裁由馬須倫先生(本公司董事及總經理)擔任，另有多名高級行政人員各自負責本公司個別業務的日常管理工作。

MEETING OF THE BOARD

The Chairman leads the Board to ensure that the Board performs its various duties effectively and he is responsible for drawing up the agenda of the meeting of the Board and considering other matters other Directors propose to be included in the agenda. The agenda together with documents of the Board should be, as far as practicable, circulated at least 3 days prior to the meeting of the Board or its specialized committees. The Chairman is also obliged to ensure that all the Directors are suitably briefed on matters to be raised in the meeting of the Board. The Chairman ensures that the Directors receive information that is accurate, timely and clear. Through on-the-job training of Directors and continuous participation in meetings of the Board and of committees of the Board and interviews with key persons in headquarters and other departments, the Directors are encouraged to update their skills, knowledge and their understanding of the Group.

The Company has established a special unit, i.e. the secretariat of the board, to work for the Board. All the Directors can access to the service of the company secretary. The company secretary periodically updates the Directors of the latest information on governance and regulatory matters. The Directors may seek independent professional advice through the Chairman for the purpose of performing their duties, with the cost born by the Company. Specialized committees may also seek professional advice.

The company secretary is responsible for the records of the board meetings. These minutes of meetings together with other related documents for the board meetings shall be made available to all the Directors. Board meetings are meant to enable the Directors to have open and frank discussions.

In order to ensure sound corporate governance, as at the date of the announcement of this annual report, the Board had 4 committees in place: Audit and Risk Management Committee, Nomination and Remuneration Committee, Planning and Development Committee and Aviation Safety and Environment Committee with their terms of reference drawn up in accordance with the principles set out in the Code. The company secretary drafts the minutes of meetings for these committees, and the committees report to the Board.

董事會會議

主席負責領導董事會，確保董事會有效履行其各方面的職責，並負責擬定董事會會議議程及考慮其他董事提議加入議程的事項。議程連同附隨的董事會的文件盡可能在董事會會議或其專業委員會會議進行前至少三天傳閱。主席亦有責任確保所有董事就董事會會議上的事項獲適當的簡介。主席確保各董事獲得準確、及時及清楚的資料。通過董事就職時的培訓、持續參與董事會及其專業委員會會議以及通過與總部及各部門主要人員會面，鼓勵各董事不斷更新其技術、知識及對集團的認識。

公司設立了董事會專門辦事機構即董事會秘書室，所有董事均可享用公司秘書的服務，公司秘書定期讓董事會知悉有關管治及監管事宜的最新資料。董事可為履行職責而通過主席尋求獨立專業意見，費用由本公司支付。各專業委員會亦可尋求專業意見。

董事會會議由公司秘書負責記錄，這些會議記錄連同任何有關的董事會會議文件，均向所有董事會成員提供。董事會會議的設立，旨在鼓勵董事作公開和坦誠的討論。

為確保良好的企業管治，截至本年報公佈之日董事會已成立4個小組委員會：審計和風險管理委員會、提名與薪酬委員會、規劃發展委員會及航空安全與環境委員會，並按照《守則》所訂的原則制定其職權範圍。公司秘書為這些委員會撰寫會議記錄，而委員會向董事會匯報工作。

CORPORATE GOVERNANCE
企業管治

The Board has held 13 meetings during the Reporting Period. The following tables show the attendance rate of each Director at shareholders' general meetings and board meetings:

董事會於本報告期內召開了13次會議。下表顯示各董事於本報告期內出席股東大會、董事會之詳情：

Directors 董事	Board Meetings Attendance/ Eligibility of meetings 董事會出席次數／應出席次數	General Meetings Attendance/ Eligibility of meetings 股東大會出席次數／應出席次數
Liu Shaoyong 劉紹勇	13/13	3/3
Li Jun 李軍	13/13	3/3
Ma Xulun 馬須倫	13/13	3/3
Luo Chaogeng 羅朝庚	13/13	2/3
Luo Zhuping 羅祝平	13/13	3/3
Sandy Ke-Yaw Liu 劉克涯	13/13	3/3
Wu Xiaogen (appointed on 19 March 2010) 吳曉根(於二零一零年三月十九日獲委任)	10/10	2/2
Ji Weidong (appointed on 19 March 2010) 季衛東(於二零一零年三月十九日獲委任)	10/10	1/2
Shao Ruiqing (appointed on 28 June 2010) 邵瑞慶(於二零一零年六月二十八日獲委任)	6/6	1/1
Hu Honggao (terminated on 19 March 2010) 胡鴻高(於二零一零年三月十九日離任)	3/3	0/1
Zhou Ruijin (terminated on 19 March 2010) 周瑞金(於二零一零年三月十九日離任)	3/3	0/1
Wu Baiwang (terminated on 28 June 2010) 吳百旺(於二零一零年六月二十八日離任)	7/7	1/2
Xie Rong (terminated on 28 June 2010) 謝榮(於二零一零年六月二十八日離任)	7/7	1/2

CORPORATE GOVERNANCE
企業管治

DIRECTORS' INTERESTS

All the Directors shall declare to the Board upon their first appointment their capacities as Directors and any other positions held in other institutions, the declaration of which shall be renewed once a year. When the Board discusses any motion or transaction and considers any Director has any conflict of interest, the Director shall declare his interest and abstain from voting, and will excuse himself as appropriate. The Company shall, pursuant to the guidelines, request from Directors their confirmation if they or their associates are connected with any transactions entered into by the Company or its subsidiaries during the Reporting Period. Material transactions which have been confirmed as having been entered into with any connected person have been disclosed in the notes to the financial statements prepared in accordance with IFRS of this annual report.

董事權益

所有董事須於首次獲委任時向董事會申報在其他公司或機構擔任董事或其他職務的身份，有關利益申報每年更新一次。倘本公司董事會在討論任何動議或交易時認為董事在當中存在利益衝突，該董事須申報利益及放棄投票，並在適當情況下避席。本公司根據指引於每個財務報告期間要求董事確認他們或其聯繫人與公司或其附屬公司進行的任何有關聯的交易。經確認的重大有關聯人士交易，均已在本年報按國際財務報告準則編製之財務報表附註內披露。

SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code of Appendix 10 of the Listing Rules as the securities transactions code for the Directors. Each of the Directors and the Supervisors of the Company has been issued with a copy of the Model Code upon their appointment.

All the Directors and the Supervisors of the Company have confirmed that they have complied with the Model Code in 2010.

The Company has also adopted the related provisions set out in Appendix 14 to the Listing Rules, and has established its Code of Conduct for Securities Transactions by Employees of the Company according to its own situation and with reference to the Model Code as set out in Appendix 10 to the Listing Rules. The aforesaid Code of Conduct shall apply to the conduct of dealings in the securities of the Company by the Supervisors and senior management of the Company.

In addition, pursuant to the requirements of the Listing Rules for Shares of the Shanghai Stock Exchange, the shares of the Company transferred by each of the Directors, the Supervisors and senior management of the Company every year are not allowed to exceed 25% of the total number of shares held by each of them, and they are not allowed to purchase the shares of the Company within 6 months after they have sold their shares. They are also not allowed to sell the shares of the Company within 6 months after they have bought the shares of the Company. Additionally, within 6 months after they have left their appointment, they are not allowed to transfer their shares of the Company held by them.

All the employees who may have unpublished price-sensitive information related to the Group are also required to comply with the Model Code. During the Reporting Period, the Company is not aware of any breach of laws and regulations.

董事進行之證券交易

本公司已採納上市規則附錄十的《標準守則》為本公司的董事證券交易守則。本公司各董事及監事於獲委任時均獲發一份《標準守則》。

本公司所有董事及監事於二零一零年確認已遵守《標準守則》。

本公司亦採納上市規則附錄十四的有關規定，根據公司自身情況並結合上市規則附錄十《標準守則》的規定制訂了《公司員工進行證券交易的行為守則》，該守則同樣適用於本公司監事和高級管理人員買賣本公司股票的行為。

另外，根據上海證券交易所《股票上市規則》的規定，公司董事、監事和高級管理人員每年轉讓的本公司股份不得超過其持有的本公司股份總數的25%，並且在賣出之後六個月內不得再行買入本公司股份，買入之後六個月內不得再行賣出本公司股份。另外在離任後六個月內，也不得轉讓所持有的本公司的股份。

所有特定僱員若可能擁有關於本集團的尚未公開的股價敏感資料，亦須符合《標準守則》。本公司於本報告期內並未發現任何違規事件。

CORPORATE GOVERNANCE
企業管治

DIRECTORS RESPONSIBILITIES IN RESPECT OF FINANCIAL STATEMENTS

The Directors confirm that they are responsible for the preparation of the financial statements of the Group.

The Auditor's report made by the Company's auditors in respect of the financial statements is set out on page 99 to page 100 of this annual report.

AUDIT AND RISK MANAGEMENT COMMITTEE

As at 31 December 2010, the Audit and Risk Management Committee comprises Mr. Shao Ruiqing, Mr. Wu Xiaogen and Mr. Ji Weidong, all of whom are Independent Non-executive Directors. Mr. Shao Ruiqing, the chairman, possesses professional qualifications in accounting. The first extraordinary general meeting in 2010 was held on 19 March 2010, during which Mr. Wu Xiaogen and Mr. Ji Weidong were appointed as Independent Non-executive Directors of the Company while Mr. Hu Honggao and Mr. Zhou Ruijin are no longer Independent Non-executive Directors of the Company. The 36th ordinary meeting of the fifth session of the Board of the Company was held on the same day, during which the resolution on the appointment of members of the Audit and Risk Management Committee was considered and passed, agreed that Mr. Hu Honggao and Mr. Zhou Ruijin ceased to be the members of the Audit and Risk Management Committee, while Mr. Wu Xiaogen and Mr. Ji Weidong were appointed to serve as the members of the Audit and Risk Management Committee. On the 2009 annual general meeting, Mr. Shao Ruiqing was elected as an Independent Non-executive Director of the Company. The 1st ordinary meeting of the sixth session of the Board of the Company was held on the same day, during which Mr. Shao Ruiqing was elected as the chairman of the Audit and Risk Management Committee.

The Audit and Risk Management Committee is a specialized committee under the Board. It is responsible for checking and monitoring the financial reports and internal control of the Company, checking and evaluating the overall risk management of the Company, in particular the risk management and risk control policy for material decision, significant events and major business and overseeing their implementation.

(1) INTERNAL CONTROL

Internal control system

The Board shall be responsible for the overall internal control system of the Company/Group and periodically reviews the effectiveness of the internal control system through the Audit and Risk Management Committee. The internal control system is essential to risk management which, in turn, is important in ensuring that operational objectives can be achieved. Internal control procedures are designed to prevent assets from unauthorized use or disposal, to ensure the maintenance of appropriate accounting records and to provide reliable financial information either for internal use or for dissemination externally. However, the control procedures aim at reasonably (but not absolutely) assuring that there will not be material misrepresentation, loss or misconduct. The internal control system is prepared in accordance with the relevant laws, supplementary regulations and constitutional documents.

董事就財務報表所承擔的責任

董事確認須就編製本集團財務報表承擔有關責任。

本公司核數師就財務報表所作之核數師報告列載於本年報第99至100頁。

審計和風險管理委員會

截至二零一零年十二月三十一日，公司審計和風險管理委員會由邵瑞慶先生、吳曉根先生和季衛東先生組成，三位均為獨立非執行董事，其中邵瑞慶先生為委員會主席並擁有專業的會計資格。二零一零年三月十九日召開的二零一零年第一次臨時股東大會選舉吳曉根先生和季衛東先生擔任公司獨立非執行董事，胡鴻高先生和周瑞金先生不再擔任公司獨立非執行董事。同日召開的公司第五屆董事會第36次普通會議審議通過選舉審計和風險管理委員會委員的議案，同意胡鴻高先生和周瑞金先生不再擔任審計和風險管理委員會委員，選舉吳曉根先生和季衛東先生擔任審計和風險管理委員會委員。二零零九年股東周年大會上選舉邵瑞慶先生擔任公司獨立非執行董事，同日召開的公司第六屆董事會第1次普通會議，選舉邵瑞慶先生為審計和風險管理委員會主席。

審計和風險管理委員會是董事會下設的專業委員會，主要職責是檢查及監督公司的財務報告及內部控制，檢查、評估公司整體風險管理，特別是重大決策、重大事件和重要業務的風險管理及風險控制制度，並監督實施。

(一) 內部監控

內部監控制度

董事會須對公司／集團的內部監控制度負整體責任，並通過審計和風險管理委員會定期檢討該制度是否有效。本公司的內部監控制度對風險管理發揮關鍵的作用，而風險管理對於能否達到營運目標非常重要。訂立內部監控程序是為保障資產以防未經授權使用或處理資產；確保適當的會計記錄得以保存；並且提供可靠的財務資料供內部使用或對外發放。但監控程序旨在合理(但非絕對)保證並無重大失實陳述、損失或舞弊。本公司內部監控程序是按相關法律條例、附屬法例和規章編寫。

CORPORATE GOVERNANCE
企業管治

The Company reviews the effectiveness of its internal control annually, which includes control over finance, operations, compliance with laws and regulations as well as the monitoring of risk management. The results of the review have been reported to the Audit and Risk Management Committee and the Board.

本公司每年均對內部監控系統進行效益檢討，內容包括財務、營運、遵守法規及風險管理之監控。有關結果已向審計和風險管理委員會及董事會報告。

The Board confirms that the Company has systems and procedures in place to identify, manage and report material risks in the course of achieving its strategic objectives. The Board continue to monitor risks with the support of the specialised committees and senior management.

董事會確認本公司已具有辨認、管理及報告對達到其策略性目標所面對的重大風險的系統和程序。董事會持續監察風險，並獲得各專業委員會及高層管理人員的支持。

(2) INTERNAL AUDIT

(二) 內部審核

The Company's internal audit department is responsible for conducting an independent audit of whether or not the internal control system is sufficient and effective. The auditing plan is prepared using a risk based approach and is discussed and finalized by the Audit and Risk Management Committee annually. Other than the pre-determined scope of work for each year, the department is also required to conduct other specific audits.

本公司的內部審計部負責對內部監控系統是否足夠及其成效進行獨立審核。審核計劃乃以風險評估方法編製並每年經由審計和風險管理委員會商討及議定。除議定的年度工作外，該部門亦需要進行其他專項的審核工作。

The Group's internal audit department reports to the President; it may also report directly to the chairman of the Audit and Risk Management Committee. All the internal audit reports are delivered to the Chairman of the Board, the President, chief financial officer, the management of the audit department and related departments. The outcome of each audit, in summary, will also be discussed with the Audit and Risk Management Committee. The Board and the Audit and Risk Management Committee of the Company actively monitor the number and seriousness of the inspection result by the internal audit department, and the relevant corrective measures taken by the relevant department.

本集團內部審計部的主要報告流程是向總經理報告，亦可直接向審計和風險管理委員會主席報告。所有內部審核報告均送交董事會主席、總經理、財務總監、被審核部門及相關部門的管理層。每次審核主要結果亦與審計和風險管理委員會討論。本公司董事會及審計和風險管理委員會積極監察內部審核部門提交的調查結果的數目和嚴重性，以及相關的部門採取的糾正行動。

(3) RISK MANAGEMENT

(三) 風險管理

The Audit and Risk Management Committee of the Company is responsible for checking and evaluating the overall risk management of the Company and overseeing their implementation; checking and evaluating the risk management and risk control policy and duties on developing fuels, foreign exchange and interest rate hedging and overseeing their implementation.

公司審計和風險管理委員會負責檢查、評估公司整體風險管理，並監督實施；檢查、評估公司在開展航油、外匯、利率套期保值業務中的風險管理及風險控制制度及工作，並監督實施。

The internal audit department has undertaken related risk management duties and reports to the audit and risk management committee periodically. It is responsible for coordinating the implementation of appropriate procedures to manage operational risks.

公司內部審計部門承擔了相關的風險管理職責，定期向審計和風險管理委員會報告工作，負責協調在整個集團內適當地實施營運風險管理程序。

CORPORATE GOVERNANCE
企業管治

The Audit and Risk Management Committee held five meetings in 2010. In each meeting, senior management and external as well as internal auditors were invited to attend. Based on the reports of the external and internal auditors, according to the accounting principles and practices, and internal controls adopted by the Group with a view to comply with the requirements of the Listing Rules, the committee conducted reviews of audits, internal control, risk management and financial statements. The Group's first quarterly results, interim results and third quarterly results for 2010 and the final results for 2010 had been discussed in the Audit and Risk Management Committee's meetings before they were submitted to the Board for approval.

審計和風險管理委員會在二零一零年共召開五次會議，每次會議均邀請高層管理人員、外聘審計師及內部審計人員出席。審計和風險管理委員會就外聘審計師和內部審計人員的報告結果、本集團採納之會計原則與常規、內部監控、是否符合上市規則的規定進行審核，對審核、內部監控、風險管理及財務報表事宜進行檢討，本集團的二零一零年第一季度、半年、第三季度及二零一零全年業績經審計和風險管理委員會開會討論後才建議交由董事會通過。

Attendance of members of the Audit and Risk Management Committee meetings is as follows:

各委員出席審計和風險管理委員會會議的委員出席率如下：

Directors 董事	Attendance/ Eligibility of Meetings 出席次數／應出席次數	Attendance 出席率
Xie Rong (resigned on 28 June 2010) 謝榮(二零一零年六月二十八日離任)	2/2	100%
Hu Honggao (resigned on 19 March 2010) 胡鴻高(二零一零年三月十九日離任)	1/1	100%
Zhou Ruijin (resigned on 19 March 2010) 周瑞金(二零一零年三月十九日離任)	1/1	100%
Shao Ruiqing (appointed on 28 June 2010) 邵瑞慶(二零一零年六月二十八日就任)	3/3	100%
Wu Xiaogen (appointed on 19 March 2010) 吳曉根(二零一零年三月十九日就任)	4/4	100%
Ji Weidong (appointed on 19 March 2010) 季衛東(二零一零年三月十九日就任)	4/4	100%

Additionally, the Audit and Risk Management Committee has also conducted other compliance work to comply with PRC and US reporting requirements in 2010, including guiding and overseeing of the construction of internal control, hearing and reviewing the overall plan for risk management, implementing risk management work in accordance with the requirements of the regulatory authorities and reviewing the Company's compliance with the Sarbanes-Oxley Act; and specifically to consider the work undertaken by the management, including managements' assessment to ensure the Company's compliance with the internal control regulation (Section 404) of the Sarbanes-Oxley Act.

除此之外，審計和風險管理委員會亦於二零一零年進行其他符合中國內地和美國報告規定的工作，其中包括指導和監督內部控制建設，聽取並審定全面風險工作計劃，結合相關監管機構的要求全面推進風險管理工作；以及《薩班斯—奥克斯萊(Sarbanes-Oxley)法案》方面的遵規情況；及審議管理層為本公司遵守《薩班斯—奥克斯萊法案》的內部監控規定(第404條)而開展的包括管理層評估在內的各項工作。

The constitutional document of the Audit and Risk Management Committee is posted on the website of the Company.

審計和風險管理委員會章程載於本公司網址。

EXTERNAL AUDITORS

For the Reporting Period, the annual audit fees payable to the external auditors (both international and domestic auditors) is estimated to be RMB16.68 million for the regular annual audit of the Group's 2010 financial statements prepared under IFRS and PRC Accounting Standards and the other relevant documents applicable for the purpose of 20-F filing. In addition, RMB1.5 million is payable to the external auditors in connection with the proposed restructuring of the Group's cargo airline business during the Reporting Period. A service fee of RMB1 million is also payable to the external auditors for approved non-audit services rendered during the Reporting Period. The auditors' remuneration are determined by the Audit and Risk Management Committee and approved by the Board.

The Audit and Risk Management Committee obtained an overall understanding of the non-audit services and its scope and was satisfied that the non-audit services (in respect of the nature of service and the total cost for non-regular audit services compared to regular audit service fee) had not affected the independence of the accounting firm.

外聘審計師

在本報告期內，為審計有關本集團按照國際財務報告準則和中國會計準則編製之二零一零年度財務報表及美國20F表格文件的當年費用而應付外聘審計師(包括國外審計師及國內審計師)的費用預計為人民幣16.68百萬元。另外，為本公司於報告期內本集團貨運業務重組而進行的其他審計服務而應付於外聘審計師的費用為人民幣1.5百萬元，為於報告期內進行的已獲批准的其他非審計服務而應付於外聘審計的費用為為人民幣1百萬元。審計師的酬勞需經審計和風險管理委員會及董事會批准。

審計和風險管理委員會已經簡要瞭解非審計服務範圍及有關費用，並滿意該非審計服務(在服務性質和相對於常年審計費用的非經常審計服務的費用總額而言)沒有影響到會計師事務所的獨立性。

PLANNING AND DEVELOPMENT COMMITTEE

As of 31 December 2010, the Planning and Development Committee of the Company comprises of three members: Mr. Luo Chaogeng, Mr. Luo Zhuping and Mr. Shao Ruiqing. Mr. Luo Chaogeng, a Director, is the chairman of the committee.

The Planning and Development Committee is a specialized committee under the Board. It is responsible for studying, considering and making plans or recommendation in regard to the long term development plans and material investment decision of the Company and overseeing their implementation.

Attendance of members of the Planning and Development Committee meetings is as follows:

規劃發展委員會

截至二零一零年十二月三十一日，公司規劃發展委員會由羅朝庚先生、羅祝平先生和邵瑞慶先生三位組成，其中董事羅朝庚先生為委員會主席。

規劃發展委員會是董事會下設的專業委員會，負責對本公司長期發展規劃和重大投資決策進行研究、審議、提出方案或建議並監督實施。

各委員出席規劃發展委員會會議的出席率如下：

Members 委員	Attendance/ Eligibility of Meetings 出席次數／應出席次數	Attendance 出席率
Luo Chaogeng 羅朝庚	8/8	100%
Luo Zhuping 羅祝平	8/8	100%
Shao Ruiqing (appointed on 28 June 2010) 邵瑞慶(於二零一零年六月二十八日獲委任)	4/4	100%
Wu Baiwang (terminated on 28 June 2010) 吳百旺(於二零一零年六月二十八日離任)	4/4	100%

The constitutional document of the Planning and Development Committee is posted on the website of the company.

規劃發展委員會章程載於本公司網址。

CORPORATE GOVERNANCE
企業管治

NOMINATION AND REMUNERATION COMMITTEE

The Remuneration and Appraisal Committee of the Board comprises of three members: Zhou Ruijin, Luo Chaogeng and Wu Baiwang. Zhou Ruijin is the chairman of the committee, while Zhou Ruijin and Wu Baiwang are Independent Non-executive Directors. On 5 March 2010, during the first meeting of the Remuneration and Appraisal Committee of the Board in 2010, the remuneration for the year 2009 of salaried directors, supervisors and senior management was considered and passed, and was disclosed in the annual report of the Company for the year 2009 as required.

On 19 March 2010, the Board passed a resolution of merging the Nomination Committee and the Remuneration and Appraisal Committee originally under the Board into the Nomination and Remuneration Committee of the Board.

The Nomination and Remuneration Committee of the Board comprises of three members: Liu Shaoyong, Sandy, Ke-Yaw Liu and Ji Weidong. Liu Shaoyong is the chairman of the committee, while both of Sandy, Ke-Yaw Liu and Ji Weidong are Independent Non-executive Directors.

In 2010, under the leadership of the Board, the Nomination and Remuneration Committee of the Board conscientiously performed duties and functions in completing the work pursuant to the Corporate Governance Standards for Listed Companies, the Articles of Association of the Company, the rules of meeting of the Board and the powers and obligations bestowed upon it by the Board. The Nomination and Remuneration Committee held three meetings in total during 2010, at which the following were considered and passed:

During the first meeting of the Nomination and Remuneration Committee of the fifth session of the Board on 2 April 2010, Liu Shaoyong, Li Jun, Ma Xulun, Luo Chaogeng and Luo Zhuping were nominated as candidates for Directors for the sixth session of the Board, and Sandy Ke-Yaw Liu, Wu Xiaogen, Ji Weidong and Shao Ruiqing were nominated as candidates for Independent Non-executive Directors for the sixth session of the Board, and such nominations were agreed to be submitted at the second regular meeting of the fifth session of the Board of the Company in 2010 for consideration.

During the second meeting of the Nomination and Remuneration Committee of the fifth session of the Board on 23 June 2010, Liu Shaoyong was nominated as the Chairman of the Company, Li Jun was nominated as the Vice Chairman of the Company, the composition of each of the specialized committee under the Board was nominated, Ma Xulun was nominated as the President of the Company, Zhang Jianzhong, Li Yangmin, Zhao Jinyu and Tang Bing were nominated as the Vice President of Company, Wu Yongliang was nominated as the Chief Financial Officer of the Company, and Luo Zhuping was nominated as the Company Secretary, and such nominations were agreed to be submitted at the first meeting of the sixth session of the Board of the Company for consideration.

During the first meeting of the Nomination and Remuneration Committee of the sixth session of the Board on 27 August 2010, the Committee members expressed their views and recommendations, and proposed specific work requirements after taking into consideration of the contemplation and preliminary proposal on work positions and the remuneration adjustment reform reported by the human resources department of the Company.

提名與薪酬委員會

董事會薪酬與考核委員會共由3名成員組成，分別為周瑞金、羅朝庚、吳百旺，其中周瑞金為委員會主席，周瑞金和吳百旺均為獨立非執行董事。2010年3月5日，董事會薪酬與考核委員會2010年第1次會議審議通過公司領薪的董事、監事和高管的2009年度薪酬，並按要求在公司2009年度報告中進行披露。

2010年3月19日公司董事會通過決議，將董事會原下設的提名委員會和薪酬與考核委員會合併為董事會提名與薪酬委員會。

董事會提名與薪酬委員會共由3名成員組成，分別為劉紹勇、劉克涯、季衛東，其中劉紹勇為委員會主席，劉克涯和季衛東均為獨立非執行董事。

2010年董事會提名與薪酬委員會在公司董事會的領導下，根據《上市公司治理準則》、《公司章程》、《董事會議事規則》以及董事會賦予的職權和義務，認真履行職責，完成了本職工作，2010年提名與薪酬委員會共召開了3次會議，審議通過了如下事項：

2010年4月2日，第五屆董事會提名與薪酬委員會第1次會議提名劉紹勇、李軍、馬須倫、羅朝庚、羅祝平為公司第六屆董事會董事候選人，提名劉克涯、吳曉根、季衛東、邵瑞慶為公司第六屆董事會獨立非執行董事候選人，並同意提請公司第五屆董事會2010年第2次例會審議。

2010年6月23日，第五屆董事會提名與薪酬委員會第2次會議提名劉紹勇為公司董事長，提名李軍為公司副董事長，提名董事會各專門委員會組成人員，提名馬須倫為公司總經理，提名張建中、李養民、趙晉豫、唐兵為公司副總經理，提名吳永良為公司財務總監，提名羅祝平為公司董事會秘書，並同意提請公司第六屆董事會第1次會議審議。

2010年8月27日，第六屆董事會提名與薪酬委員第1次會議，聽取了公司人力資源部關於公司崗位和薪酬調整改革的設想和初步方案，委員會委員發表了意見和建議，並提出了具體工作要求。

Attendance of members of the Remuneration and Appraisal Committee is as follows:

各委員出席薪酬與考核委員會會議的出席率如下：

Members 委員	Attendance/ Eligibility of Meeting 出席次數／應出席次數	Attendance 出席率
Zhou Ruijin 周瑞金	1/1	100%
Luo Chaogeng 羅朝庚	1/1	100%
Wu Baiwang 吳百旺	1/1	100%

Attendance of members of the nomination and remuneration committee is as follows:

各委員出席提名與薪酬委員會會議的出席率如下：

Members 委員	Attendance/ Eligibility of Meeting 出席次數／應出席次數	Attendance 出席率
Liu Shaoyong 劉紹勇	3/3	100%
Sandy Ke-Yaw Liu 劉克涯	3/3	100%
Ji Weidong 季衛東	3/3	100%

The "**Working Rules of the Nomination and Remuneration Committee**" is posted on the website of the Company.

提名與薪酬委員會工作細則載於本公司網址。

REMUNERATION POLICY OF DIRECTORS

董事之酬金政策

Directors generally do not receive remuneration from the Company except Independent Non-executive Directors who received a fixed remuneration. However, Directors who served as other administrative positions will receive salary with regard to those positions separately.

除獨立非執行董事領取固定酬金以外，董事一般不從本公司領取酬金。但是，在本公司擔任其他行政職務的董事就該等行政職務另行領取薪酬。

Certain Directors received emoluments from CEA Holding, the parent company, part of which were in respect of their services to the Company and its subsidiaries.

部份董事在本公司及其附屬公司擔任董事或高管職務，從母公司東航集團領取其酬金。

Generally, the policy regarding the remuneration packages of Directors are aimed primarily at linking the remuneration of Directors to their performance which helps to encourage their performance and their remaining in office. Pursuant to the policy, the Directors are not allowed to approve their own remuneration.

通常，董事的酬金組合政策，主旨是使本公司董事之酬金及其表現與公司目標掛鈎，有助於激勵董事的工作表現及留任。根據該政策，董事不可批准本身酬金。

The remuneration of the Directors of the Company mainly comprises basic salary and bonus.

本公司董事酬金之主要組成包括基本薪酬與獎金。

BASIC SALARY

基本薪酬

The Directors review the basic salary of each Director on an annual basis pursuant to the remuneration policy of the Company. In 2010, pursuant to the service contracts entered into between the Company and each of the Directors, the Directors are entitled to receive a fixed basic salary.

董事每年均會根據本公司之酬金政策檢討各董事之基本薪酬。二零一零年度，根據本公司與董事之間所訂立之服務合約，董事有權獲取固定基本薪酬。

BONUS

獎金

Bonuses are calculated based on the measurable performance and contribution of the operating units for which the Directors are responsible.

獎金乃根據由董事所主管之業務部門之可衡量表現和貢獻為基礎計算。

CORPORATE GOVERNANCE
企業管治

REMUNERATION POLICY OF INDEPENDENT NON-EXECUTIVE DIRECTORS

Allowances (before tax) received by the Company's Independent Non-executive Directors in 2010 were as follows:

Sandy Ke-Yaw Liu	HK$120,000
Wu Xiaogen (appointed on 19 March 2010)	0
Ji Weidong (appointed on 19 March 2010)	RMB96,000
Shao Ruiqing (appointed on 28 June 2010)	RMB60,000
Hu Honggao (terminated on 19 March 2010)	RMB24,000
Zhou Ruijin (terminated on 19 March 2010)	RMB24,000
Wu Baiwang (terminated on 28 June 2010)	RMB60,000
Xie Rong (terminated on 28 June 2010)	RMB60,000

獨立非執行董事之酬金政策

公司獨立非執行董事之二零一零年度領取如下酬金(含稅)：

劉克涯	港幣120,000
吳曉根(於二零一零年三月十九日獲委任)	0
季衛東(於二零一零年三月十九日獲委任)	人民幣96,000
邵瑞慶(於二零一零年六月二十八日獲委任)	人民幣60,000
胡鴻高(於二零一零年三月十九日離任)	人民幣24,000
周瑞金(於二零一零年三月十九日離任)	人民幣24,000
吳百旺(於二零一零年六月二十八日離任)	人民幣60,000
謝榮(於二零一零年六月二十八日離任)	人民幣60,000

AVIATION SAFETY AND ENVIRONMENT COMMITTEE

The first regular meeting of the Board of the Company in 2010 was held on 20 January 2010, during which the establishment of the Aviation Safety and Environment Committee was agreed and the "**Working Rules of the Aviation Safety and Environment Committee**" was passed. The 36th ordinary meeting of the fifth session of the Board of the Company was held on 19 March 2010, during which it was agreed that the aviation safety and environment committee of the Company comprises Mr. Ma Xulun, Mr. Luo Chaogeng and Mr. Sandy Ke-Yaw Liu, and Ma Xulun serves as the Chairman of the Committee.

The Aviation Safety and Environment Committee is a specialized committee under the Board. It is responsible for consistent implementation of the relevant laws or regulatory of national aviation safety and environmental protection, examining and overseeing the aviation safety management of the Company, studying, considering and making recommendation in regard to the aviation safety duty plans and major issues of the related safety duties and overseeing their implementation, studying, considering and making recommendation about the major issues of environmental protection on the domestic, international and aviation carbon emission and overseeing their implementation.

The Working Rules of the Aviation Safety and Environment Committee was posted on the website of the Company.

航空安全與環境委員會

於二零一零年一月二十日召開的公司董事會二零一零年度第1次例會同意成立航空安全與環境委員會並通過《航空安全與環境委員會工作細則》。於二零一零年三月十九日召開的公司第五屆董事會第36次普通會議同意公司航空安全與環境委員會由馬須倫先生、羅朝庚先生和劉克涯先生三位組成，其中馬須倫先生為委員會主席。

航空安全與環境委員會是董事會下設的專門委員會，主要負責貫徹和落實國家航空安全及環境保護相關法律法規，對公司航空安全管理進行檢查和監督，對公司航空安全工作規劃及有關安全工作的重大問題進行研究、審議、提出建議並監督實施，對國內、國際與航空碳排放相關的環境保護重大問題進行研究、審議、提出建議並監督實施。

航空安全與環境委員會工作細則載於本公司網址。

INVESTOR RELATIONSHIP

The Company undertakes that the disclosure it makes is fair and the reports it provides are comprehensive and transparent. The ultimate responsibility of the Chairman of the Board is to ensure effective communication with investors and to ensure that the Board is aware of the views of substantial shareholders. Accordingly, the Chairman is required to meet the shareholders in this regard and the routine communication of the Board with the substantial shareholders is conducted through the company secretary.

The Company has drawn up and implemented an Information Disclosure and Management System and has further improved the information disclosure system in order to ensure the accuracy, completeness and timeliness of information disclosed to public; the Company has also established an information disclosure office for which the company secretary is responsible. The information disclosure office is mainly responsible for the collection, collation and compilation of basic information for disclosure, and is also responsible for drawing up the rules and systems for information disclosure and related internal control and procedures. It is responsible for monitoring the correct implementation of the various control measures.

與投資者關係

本公司承諾作公正的披露及提供全面而透徹的報告。董事會主席的最終責任，是確保與投資者有有效的溝通，並確保董事會明白主要股東的意見。因此，主席須為此與股東會面。董事會與主要股東的日常接觸，主要是透過公司秘書進行。

本公司制定並實施了《信息披露事務管理制度》，進一步完善本公司的信息披露制度，確保公司對外披露信息的準確性、完整性和及時性；同時建立了由公司秘書主持的信息披露辦公室。信息披露辦公室主要負責信息披露基礎資料的收集、匯總、整理工作，組織制定信息披露及相關的內部控制及程序等規章、制度，以及負責監督各項控制制度的正確執行等工作。

The Company has also implemented an Investor Relationship Management System and Investor Relationship Management Detailed Implementation Rules, which specifies the basic principles and the institutional structure of the investor relationship management, as well as the duties and responsibilities of investor relationship work, so as to further foster corporate integrity and discipline, and to realize standardized operation, with the ultimate aim of maximizing the corporate value and shareholders' interests, and ensuring that benefits of investors are protected.

本公司還制定並實施了《投資者關係管理制度》及《投資者關係管理工作實施細則》，明確了投資者關係管理的基本原則和機構設置、投資者關係的工作內容和工作職責，更好地促進公司誠信自律、規範運作，最終實現公司價值最大化和股東利益最大化，切實保護投資者利益。

The Company has released information in relation to its quarterly results. In the latest annual general meeting held on 28 June 2010 in Shanghai, the meeting was open to all the shareholders and the media. A total of 31 shareholders attended in person or by proxy.

本公司亦就其季度業績表現發放訊息。最近期的股東周年大會於二零一零年六月二十八日在上海舉行。該會議公開讓所有股東及傳媒參與，會上共有31位股東親身或委任代表出席。

In the annual general meeting, each matter was proposed as an individual resolution and voted by poll.

於股東周年大會上，每項事宜均以決議案個別提出，以投票方式進行表決。

Investors and the public may access our website and download related documents briefings. The website also sets out details of each of the Group's operations. Announcements, notices or other documents issued by the Company may also be downloaded from the website of the Company.

投資者及公眾登入公司網址，從網上數據庫下載相關的文稿資料，網址內亦載有關於本集團各項業務的詳細資料。本公司發布的公告通告或其他文件亦可在本公司網址下載。

In 2010, the company secretary and manager of the capital investment market department held 2 specialized meetings with securities analysts in respect of 2010 annual financial results and interim financial results, 2 press conference with financial media and organized 50 one-to-one roadshows.

本公司公司秘書、投資者關係部門及資本市場部門經理於二零一零年就年度和半年度業績分別與證券分析員舉行了兩次專門會議、與財經媒體舉行了兩次媒體見面會。此外，還組織了近五十次的一對一路演和投資者見面會。

Based on publicly available information and to the best knowledge of the Directors of the Company, at least 25% of the total issued share capital of the Company is held by the public. As at 31 December 2010, there were a total of 270,738 shareholders on the Company's register of members.

據本公司公開所得的資料及就公司董事所知，本公司至少25%已發行股本總額一直由公眾持有。於二零一零年十二月三十一日，本公司股東名冊上共有270,738名股東。

For any enquiries of the Board, shareholders may use the contact number 8621-62686268, e-mail at ir@ceair.com to contact the company secretary, or they may put forward their questions in the annual general meeting or extraordinary general meetings. In respect of the procedures for shareholders to convene annual general meeting or extraordinary general meetings, they may make enquiries of the company secretary through the aforesaid channels.

如欲向董事會作出任何查詢，股東可透過聯繫電話8621-62686268、電郵ir@ceair.com聯絡公司秘書，或直接於股東週年大會或特別股東大會上直接提問。關於股東召開股東週年大會或特別股東大會及提呈決議案的程序，可透過上述途徑向公司秘書查詢。

On behalf of the Board

董事會代表

Liu Shaoyong
Chairman

劉紹勇
董事長

Shanghai, the PRC
30 March 2011

中國上海
二零一一年三月三十日

REPORT OF THE SUPERVISORY COMMITTEE
監事會報告書

Dear Shareholders,

In 2010, the members of the Supervisory Committee, basing themselves on the powers bestowed upon them by the PRC Company Law and the Articles of Association of the Company and their sense of responsibility toward all the shareholders, actively carried out their tasks, faithfully performed their supervisory duties and protected the legitimate rights and interests of the Company and of all the shareholders.

I. Meetings Convened by the Supervisory Committee:

1. On 17 April 2010, the Supervisory Committee held a meeting, at which it adopted the Report of the Supervisory Committee for the year 2009, and resolved that it would be put forward to the 2009 Annual General Meeting of the Company for consideration; the Committee considered the financial report of the Company for the year 2009 truly reflected the financial position and operating results of the Company which was objective and fair, and resolved that it would be put forward to the 2009 Annual General Meeting of the Company for consideration; the Committee reviewed the full text and summary of the annual report for 2009 prepared by the Company and expressed a written audit opinion. Meanwhile, the Committee reviewed the full text and summary of the 2010 first quarterly report and expressed a written audit opinion;

2. On 28 June 2010, the Supervisory Committee held a meeting, at which it was resolved that Ms. Liu Jiangbo would become the chairman of the sixth session of the Supervisory Committee;

3. On 27 August 2010, the Supervisory Committee held a meeting, at which it reviewed the full text and summary of the Company's interim report for 2010 and expressed a written audit opinion;

4. On 28 October 2010, the Supervisory Committee held a meeting, at which It reviewed the full text and summary of the Company's 2010 third quarterly report and expressed a written audit opinion.

各位股東：

二零一零年度，本監事會依照中國《公司法》和《公司章程》賦予的權利，本着對全體股東負責的態度，積極開展各項工作，忠實履行監督職責，維護公司及全體股東的合法權益。

一、 監事會召開會議情況：

1、 監事會於二零一零年四月十七日召開會議，審議通過《監事會二零零九年度工作報告》，並決定將其提交公司二零零九年度股東大會審議；監事會認為公司二零零九年度財務報告如實地反映了公司的財務狀況和經營成果，是客觀公允的，同意將二零零九年度財務報告提交公司二零零九年度股東大會審議。監事會對公司編製的二零零九年年度報告正文及摘要進行了審核，並發表了書面審核意見。同時，審核了公司二零一零年第1季度報告正文及摘要，並發表了書面審核意見；

2、 監事會於二零一零年六月二十八日召開會議，選舉了公司第六屆監事會成員，同意選舉劉江波女士為公司第六屆監事會主席；

3、 監事會於二零一零年八月二十七日召開會議，審核了公司二零一零年半年度報告正文及摘要，並發表了書面審核意見；

4、 監事會於二零一零年十月二十八日召開會議，審核了公司二零一零年第三季度報告的正文及摘要，並發表了書面審核意見。

II. Independent Opinion of the Supervisory Committee:

1. Legality of the Operation of the Company

In 2010, the Supervisory Committee monitored the procedures of convening the general meetings and Board meetings of the Company and their resolutions, execution of the resolutions passed in the general meetings by the Board, and execution of the resolutions passed in the Board meetings by the management. It is of the view that the Company has strictly complied with the Company Law, the Securities Law, the Listing Rules, the Articles of Association of the Company and other regulations in drawing operational decisions, monitored its operations based on law, continuously optimized the internal control system and further enhanced its corporate governance standards. The Directors and the senior management of the Company were able to protect the general interests of the shareholders and the Company and carry out their duties with dedication. The Supervisory Committee did not discover any of their actions that in any way violated laws, regulations, or the articles of association of the Company or were prejudicial to the interests of the Company.

2. Financial Position of the Company

The Supervisory Committee seriously reviewed the Company's 2010 financial reports, 2010 profit distribution proposal, 2010 annual report and the 2010 financial audit report issued by PRC and international auditors expressing unqualified opinions. The Supervisory Committee resolved that the Company's 2010 financial report truly reflected the financial position and operating results of the Company for the period. The Supervisory Committee agreed to the 2010 financial audit report issued by auditors and the 2010 profit distribution proposal.

3. Proceeds and Purchases or Sale of Assets of the Company

The Supervisory Committee confirmed there was no fund raising during the current year and conducted examination on the resolutions in respect of major acquisitions, asset disposals and connected transactions and did not discover any acts of insider trade, prejudicial to the interests of the shareholders or result in turnover of the assets and prejudicial to the interests of the Company.

二、 監事會獨立意見：

1、 公司依法運作情況

2010年度，監事會對公司股東大會、董事會的召開程序、決議事項、對董事會執行股東大會決議的情況、對管理層執行董事會決議的情況進行了監督，認為公司嚴格按照《公司法》、《證券法》、《上海證券交易所股票上市規則》、《香港聯合交易所有限公司證券上市規則》、《公司章程》及其他規章制度進行經營決策，依法規範運作，不斷完善內部控制制度，公司治理水準有進一步提升。公司董事及高級管理人員均能從維護股東及公司整體利益的角度出發，勤勉盡責，監事會沒有發現其違反法律、法規、公司章程或損害公司利益的情況。

2、 公司財務情況

監事會認真審核了公司2010年度財務報告，公司2010年度利潤分配預案、公司2010年度報告和公司境內外審計師出具的無保留意見的2010年度財務審計報告等有關材料。監事會認為：公司2010年度的財務報告真實反映了報告期內公司的財務狀況和經營成果。監事會同意審計師出具的公司2010年度財務審計報告、同意公司2010年度利潤分配預案。

3、 公司募集資金及收購、出售資產情況

監事會確認公司本年度無新增募集資金。公司監事會本年度審議了公司重大收購、出售資產以及關聯交易的相關議案。監事會未發現內幕交易情況，未發現有損害股東的權益或造成公司資產流失、利益受損的情況。

REPORT OF THE SUPERVISORY COMMITTEE
監事會報告書

4. Connected Transactions of the Company

The Supervisory Committee conducted examinations to all the connected transactions of the Company in the current year, and believed that all the contracts, agreements and other relevant documents related to the connected transactions of the Company in the current year had complied with the legal procedures and the terms of the transactions were fair and reasonable to the Company and shareholders as a whole. The connected transactions were dealt with under stringent principles of fairness, impartiality and transparency. The Supervisory Committee did not discover any acts of insider trading or breach of good faith by the Board of Directors in making decisions, signing of agreements and information disclosure.

In the new year, the Supervisory Committee will, as in the past, conscientiously exercise the powers bestowed upon it by the Articles of Association of the Company and perform corresponding obligations, further strengthen its supervision of the Company's financial affairs and ensure compliant business practices. It will continue to explore monitoring and control mechanisms which are of benefit in protecting investors and promoting the Company's development.

The Supervisory Committee is extremely grateful for the continuous support for its work offered by all the shareholders, Board of Directors, staff and workers.

On behalf of the Supervisory Committee

Liu Jiangbo
Chairman of the Supervisory Committee

Shanghai, the PRC
30 March 2011

4、 本公司關聯交易情況

監事會對本年度公司的所有關聯交易事項進行了審查，認為本年度內公司所有涉及關聯交易的合同、協定、以及其他相關文件，符合法律程序，交易條款對公司及全體股東而言是公平合理的，關聯交易嚴格按照「公平、公正、公開」的原則進行處理，並無發現內幕交易或存在董事會違反誠信原則決策、簽署協定和信息披露等情形。

新的一年，本監事會將一如既往、認真行使《公司章程》賦予的各項權利，履行相應的義務，進一步加強財務監督，規範經營行為，繼續探索有利於保護投資者和促進公司發展的監督機制。

本監事會的工作一直得到廣大股東、董事會和全體員工的支持，謹此表示衷心感謝。

承監事會命

劉江波
監事會主席

中國上海
二零一一年三月三十日

SOCIAL RESPONSIBILITIES
社會責任

The Company's concept of social responsibilities covers three areas namely economic responsibilities, social responsibilities and environmental responsibilities.

本公司的社會責任觀涵蓋經濟責任、社會責任和環保責任三大方面。

It is the overall trend for corporate development to be committed to safe, clean, intensive and green development in response to the call for a low-carbon environment. Treating the construction of a harmonious corporation as an integral part of the establishment of a harmonious society, harmonious environment and harmonious community, the Company strengthens its energy management, advocates green flying, adheres to rules of energy saving and emission reduction, shoulders the social obligation as a corporate citizen, and seeks common development and progress with the society, environment and community.

順應低碳潮流，致力於安全發展、清潔發展、集約發展、綠色發展，是企業發展的總體趨勢。本公司將建設和諧企業與構建和諧社會、和諧環境、和諧社區融為一體，加強能源管理，倡導綠色飛行，堅持節能減排，承擔企業公民的社會義務，追求與社會、環境和社區共同發展進步。

On the conference of International Air Transportation Association, the Chairman of the Company, on behalf of the civil aviation industry of China, expressed his standpoint of adhering to the principle of "**joint but different responsibilities**" in handling the issue of climate change and control over greenhouse gas emission.

在國際航協理事會上，本公司董事長代表中國民航界表達了應對氣候變化和控制溫室氣體排放問題應當遵循「**共同但有區別責任原則**」的立場。

ENERGY MANAGEMENT

能源管理

Detailed Benchmarks

細化指標

Enhancing energy management and promoting energy saving and emission reduction. Over 98% of energy consumption of CEA is the consumption of aviation fuel. The Proposal for the Implementation of Energy Saving 2010 (《2010年節能減排工作實施方案》) has been formulated to break down the annual target under a dual-benchmark appraisal system comprising aviation fuel consumption and regular energy consumption.

加強能源管理，推進節能減排。東航超過98%的能耗屬航油消耗，公司制訂《2010年節能減排工作實施方案》，將全年的任務目標細化分解成航油能耗和常規能耗兩個指標考核體系。

In 2010, the combined energy consumption was 4.36 million tons of standard coal, among which aviation oil consumption (not including Shanghai Airlines) was 2.92 million tons (equivalent to 4.3 million tons of standard coal) or 98.6% of the combined consumption. Energy consumption was 0.776 tons of standard coal per RMB10,000 sales revenue for the year. Compared to 2009, 1.08 million tons of standard coal was saved in total, calculated on the basis of consumption per RMB10,000 sales revenue for the year.

2010年，綜合能耗436萬噸標準煤，其中航油消耗(不含上航)292萬噸(折430萬噸標準煤)，航油消耗佔綜合能耗98.6%，全年萬元營業收入能耗0.776噸標煤。與2009年相比，萬元營業收入能耗完成節能量108萬噸標準煤。

Data of Energy Consumption (excluding Shanghai Airlines)

能耗數據表(不含上航)

Items	項目	2010 2010年	2009 2009年	Increase/ decrease for the same period 同期增減	% change 增減率
Energy consumption per hour of flight (tons/ hour)	飛行小時耗油(噸／小時)	**3.129**	3.104	0.025	0.81%
Regular energy consumption (excluding aviation fuel) (tons of standard coal)	常規能耗(不含航油)(噸標準煤)	**58,806**	55,156	96,258	11.49%
Combined energy consumption (standard coal)	綜合能耗(標準煤)	**4,359,349**	3,881,761	477,588	12.30%
Energy consumption per RMB10,000 sales revenue (tons of standard coal/ RMB10,000)	萬元營業收入能耗(噸標準煤／萬元)	**0.776**	0.970	-0.194	-20.00%

The increase for per-unit energy consumption was mainly attributable to the substantial increase in weight carried in 2010.

單位能耗上升的主要原因是2010年航班載運量大幅增加。

SOCIAL RESPONSIBILITIES
社會責任

Measures for Saving Energy

57 items of energy saving and emission reduction were available for the full year. Such items were for the refitting of engines for energy saving and environmental protection, the upgrading R&D for aviation operating control system, and ground-level energy saving etc.. Large-scale maintenance was carried out for the incoming water pipes network at aircraft affairs area of Hongqiao, under which leakage of water was reduced to save water resources. Renovation works were done for saving energy at the central air-conditioning system of flight equipment, resulting in cutting electricity charges by RMB696,000 and effectively curbing and eliminating electricity pollution such as harmonic waves.

With the theme of "**Save Energy and Reduce Emission by Everybody**", promotional campaigns were embarked upon to advocate the concept of environmental protection and energy conservation. A series of energy saving and environmental protection experience activities were conducted to promote and intensify the spirit of green responsibilities, the awareness of energy conservation and recycling, and the concept of low-carbon and environmental protection, via activities such as making up the promotional manuals for environmental driving called "**Energy Saving, Emission Reduction, Low-carbon and Environmental Protection**", organizing vehicle petrol saving competition, sharing experience on energy shortage and giving seminars on environmental and energy issues.

ETS Projects

We completed relevant work for the Emission Trading System ("**ETS**") of the European Union ("**EU**") and submitted our tonnekilometre surveillance proposal and emission surveillance proposal to EU and obtained its approval. After preliminary research and investigation, data extraction testing and data verification, we completed the procedures of data extraction compilation and reporting for our tonnekilometre surveillance proposal and emission surveillance proposal, which have been pre-verified by Bureau Veritas S.A. in France.

LOW-CARBON FLYING

Adhering to the idea of dual focus on both energy conservation and development and mutual coordination between development and saving, and with the target of lowering resources and energy consumption, we advocate the concept of "**low-carbon flying**". We seek to form a production approach which consumes and emit less but perform more, to foster organic and efficiency-oriented growth, and establish a resource-conservative and environmental friendly enterprise.

"**Low-carbon flying**" is implemented via standardized and regulated management. More than 90% of our flights undergo petrol-filling and flying in accordance with our "**low-carbon flying**" scheme and reduce their fuel consumption and lower carbon emission through approaches such as system restrictions, management enhancement and technological innovation.

節能措施

全年共安排節能減排項目57項，用於發動機節能環保改裝、飛行運行控制系統研發升級、地面節能等。對虹橋機務區給水管網進行大修，減少滲漏水，節約水資源。對航材倉庫中央空調系統進行節能改造，節省電費人民幣69.6萬元，並有效抑制和消除諧波等電力污染。

以「**節能減排，全民行動**」為主題，開展宣傳活動，倡導環保節能理念。開展系列節能環保體驗活動，通過製作「**節能降耗、低碳環保**」節能駕駛宣傳手冊，開展車輛節油競賽活動、進行能源短缺體驗、舉辦環保節能講座等，促進綠色責任精神、節約循環意識、低碳環保理念更加深入人心。

ETS項目

完成歐盟排放交易計劃(**ETS**)相關工作，提交歐盟要求的噸公里監測計劃及排放監測計劃，並獲得批准。經過前期調研、數據提取測試及數據驗證，完成噸公里監測計劃與排放檢測計劃的數據提取整理及報告程序，並由法國必維公司完成預核證工作。

低碳飛行

堅持節能與發展相促進、開發與節約相協調的思路，以降低資源和能源消耗為目標，倡導「**低碳飛行**」理念，努力形成低消耗、低排放、高效率的生產方式，促進內涵式、效益型增長，打造資源節約型和環境友好型企業。

「**低碳飛行**」實行標準化、規範化管理。90%以上航班按照「**低碳飛行**」計劃加油與飛行，通過制度約束、管理改進和技術創新等方式減少燃油消耗，降低碳排放。

SOCIAL RESPONSIBILITIES
社會責任

Optimization of Fleet

We ensure the mechanical functionality of our fleet by eliminating and surrendering the lease of old aircraft and introducing newer aircraft on an annual basis, in addition to repair and replacement of engines and daily maintenance works. In the year, we surrendered the lease of 15 old aircraft, 9 out of which are MD90 aircraft of an average fuel consumption of 2.9 tons per hour, replaced with A320 aircraft of the same grading which consumes an average of 2.4 tons of fuel per hour. On a comparative basis, annual saving of aviation fuel is in excess of 20,000 tons.

機隊優化

公司每年都會淘汰、退租老舊飛機，引進先進飛機，並對發動機進行檢修更換和日常維護保養，保證飛機機械性能優良。全年共出售、退租老舊飛機15架。其中，出售平均小時油耗2.9噸的MD90飛機9架，置換成同級別的平均小時油耗2.4噸的A320飛機，按可比口徑計算，年節省航油超過2萬噸。

Technological Emission Reduction

Installation of Small Wings

The installation of additional small wings can improve the dynamic performance of the aircraft in air and enhance the economic efficiency of fuel combustion as well as stability of the aircraft. At the same time, it also reduces emission of greenhouse gases and the noise distribution of taking-off and landing. The Company was a pioneer in installing small wings on its B737NG series of aircraft. It is estimated that with the installation of small wings, B737NG aircraft can deliver a fuel-saving rate of about 2.5%, which makes a saving of 210 to 220 tons of aviation fuel per aircraft per annum, assuming an average daily utilization of 10 hours.

RNP Application

The sophisticated navigation technology named Required Navigation Performance is a new technology adopting to guide the landing and take-off of aircraft by using the built-in navigation equipment of the aircraft with the global positioning system. The installation of a sophisticated navigation system enables an aircraft to perform beyond the existing weather standard for landing and take-off at airports and the restriction of minimum landing altitude, remarkably reduces delays and returns due to weather conditions, and maximizes transportation capability. The implementation of RNP operations can save 5 to 10 minutes compared to conventional meter processes for incoming and departing flights and it also reduces fuel consumption.

Currently, the RNP technology is applied in the company's routes to Nyingchi, Lhasa, Lijiang, Yushu, Xining, A-li and Huangshan. The promotion and use of the RNP project represents a frontier for domestic civil aviation and enhances the flying safety level in our flying operations at special and highland airports, reaping fruitful results in economic efficiency, energy conservation and emission reduction.

Improvement of Performance

Through China Air Transportation Association, the Company has stated its requests as to engine, aviation control, air conveyance for air-conditioning, fuel system, computer system, aircraft weight etc. to aircraft manufacturers. Technological Emission Reduction can thus be achieved by improving aircraft performance, optimizing flying operations and reducing the wastage as a result of over-maintenance.

Temporary Routes

93 temporary direct-flight routes have been opened after active negotiation and coordination with various parties including the Civil Aviation Administration of China and Air Traffic Management Bureau. Temporary routes play a positive role in speeding up air traffic flow, reducing flow control and fostering energy conservation and emission reduction.

技術減排

加裝小翼

加裝翼尖小翼，能改善飛機飛行的空氣動力性，提高航油燃燒經濟性和飛行穩定性，同時還可以減少溫室氣體的排放和降低起飛階段的噪音分佈。公司率先在業內對B737NG系列飛機加裝翼尖小翼。據測算，加裝翼尖小翼的B737NG飛機節油率達到2.5%左右，按日利用率10小時計算，每年每架飛機可以節省航油210–220噸。

RNP應用

RNP(Required Navigation Performance)精密導航技術，是利用飛機自身機載導航設備和全球定位系統引導飛機起降的新技術，加裝精密導航系統的飛機能突破機場目前的起飛天氣標準和最低下降高度限制，大幅度減少天氣原因導致航班延誤、返航的現象，極大增強運輸能力。實施RNP運行，進離場航班將比傳統儀錶程序節省時間5－10分鐘，節省燃油消耗。

目前，公司在林芝、拉薩、麗江、玉樹、西寧、阿里、黃山等航線上成功應用RNP技術，RNP項目的推廣使用走在了國內民航的前列，提高了公司在特殊機場、高原機場運行的飛行安全水平，在經濟效益和節能減排方面都取得了巨大收穫。

性能改進

公司通過中國航協向飛機製造商提出發動機、飛行控制、空調引氣、燃油系統、計算機系統、飛機重量等方面的節能減排性能要求，通過改進飛機性能，再加上優化飛行操作，減少過度維修帶來的浪費，達到技術減排目的。

臨時航線

積極與民航局、空管局等多方協調，開闢了93條臨時直飛航線。臨時航線對於加速空中交通流量、減少流量控制、推進節能減排起到積極作用。

SOCIAL RESPONSIBILITIES
社會責任

APU Management and GPU Usage

The use of electricity-driven and gas-driven vehicles and ground facilities in place of APU (auxiliary power unit) when aircraft is on airfield, and the minimized usage time for APU and air deed of APU can achieve the purpose of energy conservation and emission reduction. An APU Usage Management Rules (《APU使用管理規定》) has been formulated and is being gradually promoted to 18 domestic and foreign ports which meet the criteria. At Shenzhen, Guangzhou and Pudong airports, the rate of use of GPU (ground power unit), which reduces noise pollution and is highly environmental friendly, as a replacement of APU has reached 90%. At present, we also act positively in support of CAAC's promotion of ground bridge-connected equipment for replacing APU items.

Other Measures:

The formulation of flight plans with the use of computer systems to conduct dynamic analysis, surveillance and control of and over aviation operations;

The optimization of aviation routes by reducing ground waiting time and flying time of flights;

The implementation of weight reduction of aircraft by reducing volume of water-filling and on-flight magazines;

The enhancement of cost control and management of direct operations and the establishment of a long-lasting management mechanism by adjusting and publishing the cost indices of different aircraft models from time to time;

The reduction of pollution by introducing on flights the use of one-off cups, cutleries and trash bags made of naturally biodegradable materials such as corn starch.

Key Awards related to Social Responsibilities

On 27 December, Eastern Airlines World Expo Work Leadership Team is recognized as an "**Advanced Group in Shanghai World Expo**" (上海世博會先進集體) by the Central Committee of the Communist Party of China and the State Council of China;

On 27 December, Shanghai Passenger Cabinet Services Department of the Company was recognized as an "**Advanced Group in Shanghai World Expo**" (上海世博會先進集體) by the Central Committee of the Communist Party of China and the State Council of China;

On 5 January 2011, the Company was granted a Gold Award in "**Special Contribution Award to Sponsors of Shanghai World Expo China 2010**" (中國2010年上海世博會贊助企業特別貢獻獎金獎);

On 19 August, the northwestern branch of the Company was recognized as a "**National Hero Group for Rescue Work in Earthquake**" (全國抗震救災英雄集體);

APU管理和GPU使用

飛機停場時用電源車、氣源車及地面設備替代APU(輔助動力裝置)，儘量縮短APU或APU引氣的使用時間，達到節能減排目的。公司制定《APU使用管理規定》，在滿足條件的國內外18個航站逐步推廣。公司在深圳、廣州、浦東三個機場GPU(地面動力裝置)替代APU使用率達到90%，GPU減少噪音污染、保護環境大有益處。目前公司還積極配合民航局推廣地面橋載設備替代APU的項目。

其他措施：

通過計算機系統制定飛行計劃，實施航空運行動態分析和監測調控；

通過縮短航班地面等待時間和飛行時間，實施航路優化；

通過減少加水量和機上雜誌，實施飛機減重；

通過隨時調整發佈各機型的成本指數，加強直接運行成本控制和管理，形成長效管理機制；

通過在航班上推出以玉米澱粉等天然生物降解材料製成的一次性水杯、刀叉用具、垃圾袋等，減少環境污染。

與社會責任有關主要榮譽

12月27日，東航世博工作領導小組被中共中央、國務院授予「**上海世博會先進集體**」榮譽稱號；

12月27日，本公司上海客艙服務部被中共中央、國務院授予「**上海世博會先進集體**」榮譽稱號；

2011年1月5日，本公司榮獲「**中國2010年上海世博會贊助企業特別貢獻獎**」金獎；

8月19日，本公司西北分公司被授予「**全國抗震救災英雄集體**」榮譽稱號；

SOCIAL RESPONSIBILITIES
社會責任

On 16 December, the Company was granted the award of **"Outstanding Enterprises with Good Corporate Social Responsibilities in China"** (中國企業社會責任榜傑出企業獎) by entities including the New China News Agency, and Mr. Liu Shaoyong, our chairman, was recognized as an **"Outstanding Person with Good Corporate Responsibilities in China"** (中國企業社會責任榜傑出人物獎);

12月16日，本公司被新華社等單位聯合授予「**中國企業社會責任榜傑出企業獎**」，董事長劉紹勇被授予「**中國企業社會責任榜傑出人物獎**」；

In November, the Company was recognized as an **"Outstanding Corporate Citizen in China 2010"** (2010中國優秀企業公民) by Corporate Citizenship Committee under China Social Work Association;

11月，本公司被中國社工協會企業公民委員會評為「**2010中國優秀企業公民**」；

In December, the Company was granted the award of **"Golden Bee Leadership Enterprise with Outstanding Corporate Social Responsibilities Report 2010"** (金蜜蜂2010優秀企業社會責任報告領袖型企業獎) by WTO Guide (《WTO經濟導刊》);

12月，本公司被《WTO經濟導刊》授予「**金蜜蜂2010優秀企業社會責任報告領袖型企業獎**」；

On 15 October, the Company was recognized as a corporate **"Future Star"** (未來之星) by National Business Daily (每日經濟新聞報社);

10月15日，本公司被每日經濟新聞報社評為企業「**未來之星**」；

On 18 September, the Company was recognized as a **"Low-carbon Pioneer Enterprise 2010"** (2010減碳先鋒企業) by China Times (華夏時報社);

9月18日，本公司被華夏時報社評為「**2010減碳先鋒企業**」；

On 20 August, the Company was granted the **"Flying Safety Four-star Award"** (飛行安全四星獎) by CAAC.

8月20日，本公司榮獲民航局頒發的「**飛行安全四星獎**」。


荣誉证书
Certificate
2010中国优秀企业公民
Leading Enterprise

INDEPENDENT AUDITOR'S REPORT
獨立核數師報告

TO THE SHAREHOLDERS OF CHINA EASTERN AIRLINES CORPORATION LIMITED
(incorporated in the People's Republic of China with limited liability)

We have audited the consolidated financial statements of China Eastern Airlines Corporation Limited (the "**Company**") and its subsidiaries (together, the "**Group**") set out on pages 101 to 220, which comprise the consolidated and company balance sheets as at 31 December 2010, and the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory information.

DIRECTORS' RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The directors of the Company are responsible for the preparation of these consolidated financial statements that give a true and fair view in accordance with International Financial Reporting Standards and the disclosure requirements of the Hong Kong Companies Ordinance, and for such internal control as the directors consider necessary to enable the preparation of these financial statements that are free from material misstatement, whether due to fraud or error.

AUDITOR'S RESPONSIBILITY

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation of the consolidated financial statements that give a true and fair view in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Company and the Group as at 31 December 2010, and of the Group's profit and cash flows for the year then ended in accordance with International Financial Reporting Standards and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

致中國東方航空股份有限公司全體股東：
(於中華人民共和國註冊成立的有限公司)

本核數師(以下簡稱「我們」)已審計列載於第101至220頁中國東方航空股份有限公司(以下簡稱「貴公司」)及其附屬公司(以下簡稱「貴集團」)的合併財務報表，此合併財務報表包括於二零一零年十二月三十一日的合併及公司之資產負債表與截至該日止年度的合併綜合收益表、合併權益變動表和合併現金流量表，以及主要會計政策概要及其他附註解釋資料。

董事就財務報表須承擔的責任

貴公司董事須負責根據國際財務報告準則及按照香港《公司條例》的披露規定編製合併財務報表，以令合併財務報表作出真實而公平的反映，及落實其認為與編製合併財務報表所必要的內部控制，以使該等財務報表不存在由於欺詐或錯誤而導致的重大錯誤陳述。

核數師的責任

我們的責任是根據我們的審計對該等合併財務報表作出意見。我們已根據國際審計準則進行審計。這些準則要求我們遵守道德規範，並規劃及執行審計，以合理確定此等合併財務報表是否不存在任何重大錯誤陳述。

審計涉及執行程序以獲取有關合併財務報表所載金額及披露資料的審計憑證。所選定的程序取決於核數師的判斷，包括評估由於欺詐或錯誤而導致合併財務報表存在重大錯誤陳述的風險。在評估該等風險時，核數師考慮與該公司編製合併財務報表以作出真實而公平的反映相關的內部控制，以設計適當的審計程序，但目的並非為對公司內部控制的有效性發表意見。審計亦包括評價董事所採用會計政策的合適性及所作出的會計估計的合理性，以及評價合併財務報表的整體列報方式。

我們相信，我們所獲得的審計憑證能充足和適當地為我們的審計意見提供基礎。

意見

我們認為，該等合併財務報表已根據國際財務報告準則真實而公平地反映貴公司及貴集團於二零一零年十二月三十一日的財務狀況，及貴集團截至該日止年度的利潤及現金流量，並已按照香港《公司條例》的披露規定妥為編製。

INDEPENDENT AUDITOR'S REPORT
獨立核數師報告

OTHER MATTERS

This report, including the opinion, has been prepared for and only for you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

其他事項

本報告(包括意見)乃為股東而編製並僅向整體股東報告，除此之外本報告別無其他目的。我們不會就本報告的內容向任何其他人士負上或承擔任何責任。

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 30 March 2011

羅兵咸永道會計師事務所
執業會計師

香港，二零一一年三月三十日

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
合併綜合收益表

(Prepared in accordance with International Financial Reporting Standards)（按國際財務報告準則編製）
For the year ended 31 December 2010 截至二零一零年十二月三十一日止年度

		Note 註釋	2010 二零一零年 RMB'000 人民幣千元	2009 二零零九年 RMB'000 人民幣千元
Revenues	收入	5	**73,803,659**	38,989,659
Other operating income	其他營業收入	6	**658,620**	1,288,017
Operating expenses	營業支出			
Aircraft fuel	飛機燃料		**(21,605,611)**	(12,254,980)
Gain on fair value movements of derivatives financial instruments	衍生工具公允價值變動收益	8	**833,384**	3,774,688
Take-off and landing charges	飛機起降費		**(7,454,637)**	(5,460,351)
Depreciation and amortisation	折舊及攤銷費用		**(6,757,837)**	(5,202,835)
Wages, salaries and benefits	工資、薪金及福利	9	**(8,940,786)**	(5,148,877)
Aircraft maintenance	飛機維修費		**(4,614,093)**	(3,018,724)
Impairment losses	資產減值損失	10	**(405,391)**	(109,417)
Food and beverages	航空餐食供應		**(1,596,454)**	(1,201,023)
Aircraft operating lease rentals	飛機經營性租賃租金		**(3,975,557)**	(2,517,567)
Other operating lease rentals	其他經營性租賃租金		**(601,742)**	(407,386)
Selling and marketing expenses	銷售及市場費用		**(3,323,830)**	(1,977,760)
Civil aviation infrastructure levies	民航基礎設施建設基金		**(1,295,612)**	(890,348)
Ground services and other charges	地面服務及其他費用		**(439,664)**	(289,993)
Transportation, accommodation and meals	運輸費、住宿費及餐費		**(1,303,974)**	–
Office, administrative and other expenses	辦公、管理及其他費用		**(7,283,529)**	(3,751,763)
Total operating expenses	營業支出總額		**(68,765,333)**	(38,456,336)
Operating profit	經營利潤	11	**5,696,946**	1,821,340
Share of results of associates	攤佔聯營公司業績	23	**39,228**	(46,602)
Share of results of jointly controlled entities	攤佔合營公司業績	24	**28,154**	23,803
Finance income	財務收入	12	**1,155,384**	205,304
Finance costs	財務支出	13	**(1,501,900)**	(1,754,640)
Profit before income tax	稅前利潤		**5,417,812**	249,205
Income tax	稅項	14	**(133,491)**	(52,547)
Profit for the year	年度淨利潤		**5,284,321**	196,658
Other comprehensive (loss)/income for the year	年度其他綜合(虧損)／收益：			
Cash flow hedges, net of tax	現金流量套期，扣除稅項	38	**(17,016)**	57,914
Fair value movements of available-for-sale investments	可供出售金融資產之公允價值變動		**(534)**	–
Fair value movements of available-for-sale investments held by associates	攤佔聯營公司所持可供出售金融資產之公允價值變動	23	**1,543**	(585)
Total comprehensive income for the year	年度總綜合收益		**5,268,314**	253,987

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
合併綜合收益表

(Prepared in accordance with International Financial Reporting Standards) (按國際財務報告準則編製)
For the year ended 31 December 2010 截至二零一零年十二月三十一日止年度

		Note 註釋	2010 二零一零年 RMB'000 人民幣千元	2009 二零零九年 RMB'000 人民幣千元
Profit attributable to:	**年度淨利潤歸屬於：**			
Owners of the parent	本公司權益持有者		**4,957,989**	168,766
Non-controlling interests	非控制性權益		**326,332**	27,892
			5,284,321	196,658
Total comprehensive income attributable to:	**年度總綜合收益歸屬於：**			
Owners of the parent	本公司權益持有者		**4,941,982**	226,095
Non-controlling interests	非控制性權益		**326,332**	27,892
			5,268,314	253,987
Earnings per share attributable to Owners of the parent during the year	**年度本公司權益持有者應佔每股收益**			
Basic and diluted (RMB)	基本及攤薄(人民幣)	17	**0.44**	0.03

The notes on page 110 to 220 are an integral part of these financial statements. 第110頁至220頁的附註為合併財務報表的整體部份。

CONSOLIDATED BALANCE SHEET
合併資產負債表

(Prepared in accordance with International Financial Reporting Standards) (按國際財務報告準則編製)
As at 31 December 2010 於二零一零年十二月三十一日

		Note 註釋	2010 二零一零年 RMB'000 人民幣千元	2009 二零零九年 RMB'000 人民幣千元
Non-current assets	**非流動資產**			
Intangible assets	無形資產	18	**11,333,376**	69,622
Property, plant and equipment	物業、機器及設備	19	**68,822,273**	56,703,560
Lease prepayments	預付租賃款	20	**1,406,156**	970,835
Advanced payments on acquisition of aircraft	飛機預付款	21	**6,356,602**	5,081,174
Investments in associates	投資於聯營公司	23	**807,669**	723,022
Investments in jointly controlled entities	投資於合營公司	24	**406,170**	372,793
Available-for-sale financial assets	可供出售金融資產		**242,005**	57,269
Other long-term assets	其他長期資產	25	**1,752,115**	926,312
Deferred tax assets	遞延稅項資產	35	**75,188**	83,748
Derivative assets	衍生資產	38	**52,081**	–
			91,253,635	64,988,335
Current assets	**流動資產**			
Flight equipment spare parts	飛機設備零件		**1,286,898**	932,260
Trade receivables	應收賬款	26	**2,127,446**	1,370,871
Prepayments, deposits and other receivables	預付款、存款及其他應收款	27	**5,157,004**	2,370,495
Cash and cash equivalents	現金及現金等價物	28	**3,078,228**	1,735,248
Derivative assets	衍生資產	38	**18,970**	3,490
Non-current assets held for sale	持有待售非流動資產	42	**411,535**	450,693
			12,080,081	6,863,057
Current liabilities	**流動負債**			
Sales in advance of carriage	預售票款		**2,577,855**	1,420,183
Trade payables and notes payable	應付賬款及應付票據	29	**4,275,443**	6,480,459
Other payables and accrued expenses	其他應付款及預提費用	30	**14,536,168**	11,517,204
Current portion of obligations under finance leases	融資租賃負債的流動部分	31	**2,137,831**	2,125,430
Current portion of borrowings	借款的流動部分	32	**15,210,660**	12,330,075
Income tax payable	應付稅項		**64,787**	21,126
Current portion of provision for return condition checks for aircraft under operating leases	經營租賃飛機及發動機退租檢修準備的流動部分	33	**339,091**	609,884
Derivative liabilities	衍生負債	38	**121,982**	1,006,286
			39,263,817	35,510,647
Net current liabilities	**淨流動負債**		**(27,183,736)**	(28,647,590)
Total assets less current liabilities	**總資產減流動負債**		**64,069,899**	36,340,745

CONSOLIDATED BALANCE SHEET
合併資產負債表

(Prepared in accordance with International Financial Reporting Standards) (按國際財務報告準則編製)
As at 31 December 2010 於二零一零年十二月三十一日

		Note 註釋	2010 二零一零年 RMB'000 人民幣千元	2009 二零零九年 RMB'000 人民幣千元
Non-current liabilities	**非流動負債**			
Obligations under finance leases	融資租賃負債	31	**17,070,502**	17,244,805
Borrowings	借款	32	**23,354,997**	13,004,874
Provision for return condition checks for aircraft under operating leases	經營租賃飛機及發動機退租檢修準備	33	**2,475,412**	1,237,871
Other long-term liabilities	其他長期負債	34	**1,804,862**	1,203,423
Deferred tax liabilities	遞延税項負債	35	**51,814**	51,539
Post-retirement benefit obligations	退休後福利準備	36(b)	**2,556,001**	1,798,707
Derivative liabilities	衍生負債	38	**194,425**	123,345
			47,508,013	34,664,564
Net assets	**淨資產**		**16,561,886**	1,676,181
Equity	**權益**			
Capital and reserves attributable to the owners of the parent	歸屬於權益持有者股本及儲備			
Share capital	股本	40	**11,276,539**	9,581,700
Reserves	儲備	41	**3,994,748**	(8,347,147)
			15,271,287	1,234,553
Non-controlling interests	非控制性權益		**1,290,599**	441,628
Total equity	**總權益**		**16,561,886**	1,676,181

Liu Shaoyong
劉紹勇
Director
董事

Ma Xulun
馬須倫
Director
董事

The notes on pages 110 to 220 are an integral part of these financial statements. 第110頁至220頁的附註為合併財務報表的整體部份。

COMPANY'S BALANCE SHEET
公司資產負債表

(Prepared in accordance with International Financial Reporting Standards)（按國際財務報告準則編製）
As at 31 December 2010 於二零一零年十二月三十一日

		Note 註釋	2010 二零一零年 RMB'000 人民幣千元	2009 二零零九年 RMB'000 人民幣千元
Non-current assets	**非流動資產**			
Intangible assets	無形資產	18	**11,323,299**	66,990
Property, plant and equipment	物業、機器及設備	19	**51,777,767**	47,948,792
Lease prepayments	預付租賃款	20	**398,860**	409,631
Advanced payments on acquisition of aircraft	飛機預付款	21	**6,231,270**	5,081,174
Investments in subsidiaries	投資於附屬公司	22	**4,083,117**	2,523,715
Investments in associates	投資於聯營公司	23	**578,836**	522,058
Investments in jointly controlled entities	投資於合營公司	24	**323,238**	301,802
Available-for-sale financial assets	可供出售金融資產		**223,729**	45,520
Other long-term assets	其他長期資產	25	**914,799**	784,490
Derivative assets	衍生資產	38	**52,081**	–
			75,906,996	57,684,172
Current assets	**流動資產**			
Flight equipment spare parts	飛機設備零件		**1,033,280**	752,047
Trade receivables	應收賬款	26	**2,545,900**	1,617,660
Prepayments, deposits and other receivables	預付款、存款及其他應收款	27	**5,553,366**	3,314,001
Cash and cash equivalents	現金及現金等價物	28	**851,283**	1,118,230
Derivative assets	衍生資產	38	**18,970**	3,490
Non-current assets held for sale	持有待售非流動資產	42	**411,535**	450,693
			10,414,334	7,256,121
Current liabilities	**流動負債**			
Sales in advance of carriage	預售票款		**2,190,776**	1,420,183
Trade payables and notes payable	應付賬款及應付票據	29	**4,701,951**	6,293,548
Other payables and accrued expenses	其他應付款及預提費用	30	**10,442,380**	9,875,704
Current portion of obligations under finance leases	融資租賃負債的流動部分	31	**1,796,739**	1,915,815
Current portion of borrowings	借款的流動部分	32	**12,347,575**	10,219,929
Current portion of provision for return condition checks for aircraft under operating leases	經營租賃飛機及發動機退租檢修準備的流動部分	33	**46,695**	183,099
Derivative liabilities	衍生負債	38	**121,982**	1,006,286
			31,648,098	30,914,564
Net current liabilities	**淨流動負債**		**(21,233,764)**	(23,658,443)
Total assets less current liabilities	**總資產減流動負債**		**54,673,232**	34,025,729

COMPANY'S BALANCE SHEET
公司資產負債表

(Prepared in accordance with International Financial Reporting Standards) (按國際財務報告準則編製)
As at 31 December 2010 於二零一零年十二月三十一日

		Note 註釋	2010 二零一零年 RMB'000 人民幣千元	2009 二零零九年 RMB'000 人民幣千元
Non-current liabilities	**非流動負債**			
Obligations under finance leases	融資租賃負債	31	**14,081,133**	15,387,409
Borrowings	借款	32	**18,241,540**	10,901,784
Provision for return condition checks for aircraft under operating leases	經營租賃飛機及發動機退租檢修準備	33	**1,470,376**	1,099,303
Other long-term liabilities	其他長期負債	34	**1,498,255**	1,121,408
Post-retirement benefit obligations	退休後福利準備	36(b)	**1,891,483**	1,596,549
Derivative liabilities	衍生負債	38	**194,425**	123,345
			37,377,212	30,229,798
Net assets	**淨資產**		**17,296,020**	3,795,931
Equity	**權益**			
Capital and reserves attributable to the owners of the parent	歸屬於本公司權益持有者股本及儲備			
Share capital	股本	40	**11,276,539**	9,581,700
Reserves	儲備	41	**6,019,481**	(5,785,769)
Total equity	**總權益**		**17,296,020**	3,795,931

Liu Shaoyong
劉紹勇
Director
董事

Ma Xulun
馬須倫
Director
董事

The notes on pages 110 to 220 are an integral part of these financial statements. 第110頁至220頁的附註為合併財務報表的整體部份。

CONSOLIDATED CASH FLOW STATEMENT
合併現金流量表

(Prepared in accordance with International Financial Reporting Standards) (按國際財務報告準則編製)
For the year ended 31 December 2010 截至二零一零年十二月三十一日止年度

		Note 註釋	**2010** **二零一零年** ***RMB'000*** **人民幣千元**	2009 二零零九年 *RMB'000* 人民幣千元
Cash flows from operating activities	**經營活動的現金流量**			
Cash generated from operations	經營產生的現金	*43(a)*	**10,739,839**	3,507,690
Income tax paid	已付所得税		**(98,591)**	(78,274)
Net cash inflow from operating activities	**經營活動產生的淨現金流入**		**10,641,248**	3,429,416
Cash flows from investing activities	**投資活動的現金流量**			
Additions of property, plant and equipment	購買物業、機器及設備		**(6,522,951)**	(5,685,345)
Payments of short-term deposits with original maturity over three months	支付存款期限超過三個月的短期存款	*27*	**(434,314)**	–
Advanced payments on acquisition of aircraft	支付飛機預付款	*21*	**(3,461,737)**	(1,927,252)
Disposal of subsidiaries	出售附屬公司所得款		**(9,730)**	–
Repayment of other payables (instalment payments for acquisition of an airline business)	償還其他應付款（對收購航空業務分期付款）		**–**	(30,000)
Investment in available-for-sale financial assets	購買可供出售金融資產		**(2,737)**	–
Net cash acquired through acquisition of Shanghai Airlines Co., Ltd. ("**Shanghai Airlines**")	合併上海航空股份有限公司（「**上航股份**」）取得的淨現金	*44*	**1,167,565**	–
Proceeds from disposal of non-current assets held for sale	出售持有待售的非流動資產所得款		**430,110**	–
Proceeds from disposal of property, plant and equipment	出售物業、機器及設備所得款		**101,894**	32,888
Interest received	已收利息		**64,359**	109,925
Dividends received	已收股利		**30,443**	53,725
Proceeds from disposal of interests in an associate	出售於聯營公司權益所得現金		**4,405**	210,000
Net cash outflow from investing activities	**投資活動產生的淨現金流出**		**(8,632,693)**	(7,236,059)

CONSOLIDATED CASH FLOW STATEMENT
合併現金流量表

(Prepared in accordance with International Financial Reporting Standards)（按國際財務報告準則編製）
For the year ended 31 December 2010 截至二零一零年十二月三十一日止年度

		Note 註釋	2010 二零一零年 RMB'000 人民幣千元	2009 二零零九年 RMB'000 人民幣千元
Cash flows from financing activities	**融資活動的現金流量**			
Proceeds from draw down of short-term bank loans	借入短期借款		**20,803,369**	28,536,703
Proceeds from sales and leaseback of aircraft	售後租回飛機收到的現金		**–**	590,253
Repayments of short-term bank loans	償還短期借款		**(21,942,900)**	(39,535,319)
Proceeds from draw down of long-term bank loans	借入長期借款		**11,556,258**	10,823,185
Repayments of long-term bank loans	償還長期借款		**(6,526,565)**	(9,522,385)
Principal repayments of finance lease obligations	償還融資租賃負債本金		**(2,201,176)**	(2,005,264)
Receipts/(payments) of restricted bank deposits	收到／(支付)的限制性存款		**(1,174,066)**	1,347,525
Interest paid	已付利息		**(1,644,924)**	(2,161,085)
Capital contribution from non-controlling interest of subsidiaries	附屬公司之非控制性權益的出資		**519,300**	–
Proceeds from issuance of new shares	發行新股所收到的現金		**–**	14,056,167
Dividends paid to non-controlling interest of subsidiaries	支付附屬公司非控制性權益之股利		**(41,738)**	(44,156)
Net cash (outflow)/inflow from financing activities	**融資活動產生淨現金(流出)／流入**		**(652,442)**	2,085,624
Net increase/(decrease) in cash and cash equivalents	**現金及現金等價物淨增加／(減少)**		**1,356,113**	(1,721,019)
Cash and cash equivalents at 1 January	一月一日的現金及現金等價物		**1,735,248**	3,451,010
Exchange adjustments	匯率調整		**(13,133)**	5,257
Cash and cash equivalents at 31 December	**十二月三十一日的現金及現金等價物**	28	**3,078,228**	1,735,248

The notes on pages 110 to 220 are an integral part of these financial statements. 第110頁至220頁的附註為合併財務報表的整體部份。

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
合併權益變動表

(Prepared in accordance with International Financial Reporting Standards) (按國際財務報告準則編製)
For the year ended 31 December 2010 截至二零一零年十二月三十一日止年度

		Attributable to owners of parent 本公司權益持有者應佔權益					
		Share capital 股本 *RMB'000 人民幣千元*	Other reserves 儲備 *RMB'000 人民幣千元*	Accumulated losses 累積虧損 *RMB'000 人民幣千元*	Subtotal 小計 *RMB'000 人民幣千元*	Non-controlling interests 非控制性權益 *RMB'000 人民幣千元*	Total equity 總權益 *RMB'000 人民幣千元*
Balance at 1 January 2009	二零零九年一月一日結餘	4,866,950	117,911	(18,082,262)	(13,097,401)	457,892	(12,639,509)
Total comprehensive income for the year	年度總綜合收益	–	57,329	168,766	226,095	27,892	253,987
– Profit for the year	一年度利潤	–	–	168,766	168,766	27,892	196,658
– Other comprehensive income	一其他綜合收益	–	57,329	–	57,329	–	57,329
Other equity movement of an associate	攤佔聯營公司其他權益變動	–	49,692	–	49,692	–	49,692
Issuance of new shares *(Note 40)*	發行新股*(附註40)*	4,714,750	9,341,417	–	14,056,167	–	14,056,167
Dividends paid to non-controlling interests in subsidiaries	支付附屬公司非控制性權益股利	–	–	–	–	(44,156)	(44,156)
Balance at 31 December 2009	二零零九年十二月三十一日結餘	9,581,700	9,566,349	(17,913,496)	1,234,553	441,628	1,676,181
Balance at 1 January 2010	**二零一零年一月一日結餘**	**9,581,700**	**9,566,349**	**(17,913,496)**	**1,234,553**	**441,628**	**1,676,181**
Total comprehensive income for the year	**年度總綜合收益**	**–**	**(16,007)**	**4,957,989**	**4,941,982**	**326,332**	**5,268,314**
– Profit for the year	**一年度利潤**	**–**	**–**	**4,957,989**	**4,957,989**	**326,332**	**5,284,321**
– Other comprehensive loss	**一其他綜合收益**	**–**	**(16,007)**	**–**	**(16,007)**	**–**	**(16,007)**
Issuance of new shares for the acquisition of Shanghai Airlines *(Note 40)*	**合併上航股份發行新股*(附註40)***	**1,694,839**	**7,399,913**	**–**	**9,094,752**	**–**	**9,094,752**
Non-controlling interests addition through the acquisition of Shanghai Airlines *(Note 44)*	**合併上航股份增加的非控制性權益*(附註44)***	**–**	**–**	**–**	**–**	**53,920**	**53,920**
Dividends paid to non-controlling interests in subsidiaries	**支付附屬公司非控制性權益股利**	**–**	**–**	**–**	**–**	**(41,738)**	**(41,738)**
Capital contribution by non-controlling interests in subsidiaries	**附屬公司非控制性權益出資**	**–**	**–**	**–**	**–**	**519,300**	**519,300**
Disposal of subsidiaries	**出售附屬公司**	**–**	**–**	**–**	**–**	**(8,843)**	**(8,843)**
Balance at 31 December 2010	**二零一零年十二月三十一日結餘**	**11,276,539**	**16,950,255**	**(12,955,507)**	**15,271,287**	**1,290,599**	**16,561,886**

The notes on pages 110 to 220 are an integral part of these financial statements. 第110頁至220頁的附註為合併財務報表的整體部份。

1. CORPORATE INFORMATION

China Eastern Airlines Corporation Limited (the "**Company**"), a joint stock company limited by shares was incorporated in the People's Republic of China (the "**PRC**") on 14 April 1995. The address of the Company's registered office is 66 Airport Street, Pudong International Airport, Shanghai, the PRC. The Company and its subsidiaries (together, the "**Group**") are principally engaged in the operation of civil aviation, including the provision of passenger, cargo, and mail delivery and other extended transportation services.

The Company is majority owned by China Eastern Air Holding Company ("**CEA Holding**"), a state-owned enterprise incorporated in the PRC.

The Company's shares are traded on The Stock Exchange of Hong Kong Limited, The New York Stock Exchange and The Shanghai Stock Exchange.

In January 2010, the Company issued 1,694,838,860 A Shares of the Company to the shareholders of Shanghai Airlines Co., Ltd ("**Shanghai Airlines**"), a PRC airlines company previously listed on The Shanghai Stock Exchange, in exchange for all issued shares of Shanghai Airlines. Thereafter, Shanghai Airlines was delisted and became a wholly owned subsidiary of the Company (details refer to Note 44).

These financial statements have been approved for issue by the Company's Board of Directors (the "**Board**") on 30 March 2011.

1. 公司資料

中國東方航空股份有限公司(「**本公司**」)是於一九九五年四月十四日在中華人民共和國(「**中國**」)成立的一間股份有限公司。本公司註冊地址為中國上海市浦東國際機場機場大道66號。本公司及其附屬公司(以下合稱「**本集團**」)主要經營民航業務,包括客運、貨運、郵運及其他延伸的航空業務。

本公司大部份權益現由一家成立於中國名為中國東方航空集團公司(「**中國東航集團**」)的國有企業所擁有。

本公司的股份在香港聯合交易所有限公司、紐約證券交易所及上海證券交易所上市。

於二零一零年一月,本公司向先前於上海證券交易所上市的上海航空股份有限公司(「**上航股份**」)股東發行1,694,838,860股本公司A股股份,以換取上航股份所有發行的股份。自此以後,上航股份於上海證券交易所退市並成為本公司之全資子公司(詳情參見附註44)。

本財務報表已由本公司董事會(「**董事會**」)於二零一一年三月三十日批准刊發。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

(a) Basis of preparation

The financial statements of the Group have been prepared in accordance with International Financial Reporting Standards ("**IFRS**") and the disclosure requirements of the Hong Kong Companies Ordinance. The financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group's accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in Note 4.

2. 重要會計政策摘要

編製本財務報表採用的主要會計政策載於下文。除另有説明外,此等政策在所呈報的所有年度內貫徹應用。

(a) 編製基準

本集團的財務報表根據國際財務報告準則(「**財務準則**」)及香港《公司條例》的披露規定編製。財務報表按照歷史成本法編製,並就可供出售金融資產、以公允值計量且其變動計入損益的金融資產和金融負債(包括衍生工具)的重估而作出修訂。

編製符合財務準則的財務報表需要運用若干關鍵會計估計。這亦需要管理層在應用本集團會計政策過程中行使其判斷。涉及高度的判斷或高度複雜性的範疇,或涉及對財務報表屬重大假設和估計的範疇,在財務報表附註4中披露。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(a) Basis of preparation (continued)

In preparing the financial statements, the Board has given careful consideration to the going concern status of the Group in the context of the Group's current working capital deficit.

As at 31 December 2010, the Group's accumulated losses were approximately RMB12.96 billion and its current liabilities exceeded its current assets by approximately RMB27.18 billion.

Against this background, the Board has taken active steps to seek additional sources of finance and improve the Group's liquidity position. As at 31 December 2010, the Group had total unutilised credit facilities of approximately RMB30.72 billion from banks. The Board believes that, based on experience to date, it is likely that these facilities will be rolled over in future years if required.

With the credit facilities and based on the Group's history of obtaining finance and its relationships with its bankers and creditors, the Board considers that the Group will be able to obtain sufficient financing to enable it to operate, as well as to meet its liabilities as and when they become due, and the capital expenditure requirements. Accordingly, the Board believes that it is appropriate to prepare these financial statements on a going concern basis without including any adjustments that would be required should the Company and the Group fail to continue as a going concern.

2. 重要會計政策摘要(續)

(a) 編製基準(續)

於編製本年度財務報表時，本公司董事會結合目前營運資金為負值的情況，對本集團的持續經營能力進行了充分詳盡的評估。

截至二零一零年十二月三十一日，本集團的累計虧損約為人民幣129.6億元，流動負債超過流動資產約人民幣271.8億元。

本公司董事會已積極採取措施應對上述情況，不斷尋求新的融資渠道以改善本集團的流動資金狀況。截至二零一零年十二月三十一日，本集團已簽約但尚未使用的銀行授信額度約為人民幣307.2億元。本公司董事會相信該等授信額度的授信期間在需要時可以延長至以後年度。

鑒於上述取得的銀行授信額度、本集團獲取融資的記錄以及與各大銀行及金融機構建立的良好合作關係，本公司董事會認為本集團可以繼續獲取足夠的融資來源，以保證經營、償還到期債務以及資本性支出所需的資金。據此，本公司董事會確信本集團將會持續經營，並以持續經營為基礎編製本年度財務報表。本年度財務報表不包括任何在本集團及本公司在未能滿足持續經營條件下所需計入的調整。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(a) Basis of preparation (continued)

(i) New and amended standards adopted by the Group

The Group has adopted the following new standards and amendments to existing standards which are relevant for the Group's existed business and mandatory for the first time for the financial year beginning 1 January 2010:

- IFRS3 (revised), 'Business combinations', and consequential amendments to IAS 27, 'Consolidated and separate financial statements', IAS 28, 'Investments in associates', and IAS 31, 'Interests in joint ventures', are effective prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after 1 July 2009.

  The revised standard continues to apply the acquisition method to business combinations but with some significant changes compared with IFRS 3. For example, all payments to purchase a business are recorded at fair value at the acquisition date, with contingent payments classified as debt subsequently re-measured through the statement of comprehensive income. There is a choice on an acquisition-by-acquisition basis to measure the non-controlling interests ("**NCI**") in the acquiree either at fair value or at the NCI's proportionate share of the acquiree's net assets. All acquisition-related costs are expensed.

2. 重要會計政策摘要(續)

(a) 編製基準(續)

(i) 本集團已採納的新訂及已修改的準則

本集團已採用下列目前與本集團的業務相關且必須於二零一零年一月一日開始的財政年度首次採用的新訂準則及對現有準則的修改：

- 國際財務報告準則第3號(修訂)「業務合併」，以及國際會計準則第 27號(修訂)「合併和單獨財務報表」、國際會計準則第 28號「聯營投資」及國際會計準則第 31號「合營中的權益」的相應修改，以未來適用法應用於收購日期為二零零九年七月一日或之後開始的首個年度報告期間或之後的業務合併。

  此項修訂準則繼續對業務合併應用購買法，但與國際財務報告準則第 3號比較，有若干重大更改。例如，收購業務的所有付款必須按收購日期的公允價值記錄，而分類為債務的或有付款其後須在利潤表重新計量。對於被收購方的非控制性權益的計量，按每單個為基準，可以有不同選擇方案，可按公允價值或按非控制性權益應佔被收購方淨資產的比例。所有收購相關成本必須支銷。

NOTES TO THE FINANCIAL STATEMENTS
財務報表附註

(Prepared in accordance with International Financial Reporting Standards) (按國際財務報告準則編製)
For the year ended 31 December 2010 截至二零一零年十二月三十一日止年度

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(a) Basis of preparation (continued)

(i) New and amended standards adopted by the Group (continued)

As the Group has adopted IFRS 3 (revised), it is required to adopt IAS 27 (revised), "**consolidated and separate financial statements**", at the same time. IAS 27 (revised) requires the effects of all transactions with NCI to be recorded in equity if there is no change in control and these transactions will no longer result in goodwill or gains and losses. The standard also specifies the accounting when control is lost. Any remaining interest in the entity is re-measured to fair value, and a gain or loss is recognised in profit or loss. IAS 27 (revised) also requires that total comprehensive income is attributed to the owners of the parent and to NCI even if this results in the NCI having a deficit balance. The standard requires prospective application of the amendment. The Group has applied the new policy prospectively to transactions occurring on or after 1 January 2010. As a consequence, no adjustments were necessary to any of the amounts previously recognised in the financial statements.

- Amendment to IAS 38 "**Intangible Assets**" clarifies guidance in measuring the fair value of an intangible asset acquired in a business combination and it permits the grouping of intangible assets as a single asset if each asset has similar useful economic lives. This amendment has no impact on the fair value of the intangible assets acquired in business combination as intangible assets acquired have different useful economic lives.

2. 重要會計政策摘要(續)

(a) 編製基準(續)

(i) 本集團已採納的新訂及已修改的準則(續)

由於本集團已採納國際財務報告準則第3號(修訂),故其需要同時採納國際會計準則第27號(修訂)「**合併和單獨財務報表**」。國際會計準則第27號(修訂)規定,如控制權沒有改變,則與非控制性權益進行的所有交易的影響必須在權益中呈列,而此等交易將不再導致商譽或利得和損失。此項準則亦列明失去控制權時的會計處理方法。任何在主體內的剩餘權益按公允價值重新計量,並在損益表中確認利得或損失。國際會計準則第27號(修訂)規定,即使歸屬於非控制性權益為負數,總綜合收益仍然需歸屬於公司權益持有者和非控制性權益。此項修訂準則要求對該修改採用未來適用法。本集團已經採用該準則並對2010年1月1日以後發生的交易採用未來適用法計量。因此,無需對以前年度報表進行調整。

- 國際會計準則第38號(經修改)「**無形資產**」澄清了在業務合併中購買的無形資產的公允價值的計量指引,並容許假若每項資產的可使用年期相近,可將無形資產組合為單一資產。由於本集團在業務合併中購買的無形資產具有不同的可使用年期,因此這項修改對於業務合併中購買的無形資產的公允價值沒有影響。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(a) Basis of preparation (continued)

(i) New and amended standards adopted by the Group (continued)

- IAS 17 (Amendment) "**Leases**", in the second improvement project to IFRSs issued by the IASB in April 2009 ("**Second Improvement Project**") deletes the specific guidance regarding classification of leases of land, so as to eliminate inconsistency with the general guidance on lease classification. This amendment has no impact on the classifications of leases of lands of the Group as all payments for lands of the Group are regarded as operating lease prepayments.

- IAS 1 (amendment), 'Presentation of financial statements'. The amendment clarifies that the potential settlement of a liability by the issue of equity is not relevant to its classification as current or non-current. By amending the definition of current liability, the amendment permits a liability to be classified as non-current (provided that the entity has an unconditional right to defer settlement by transfer of cash or other assets for at least 12 months after the accounting period) notwithstanding the fact that the entity could be required by the counterparty to settle in shares at any time. This amendment has no impact on the Group or the Company's financial statements.

- IAS 36 (amendment), 'Impairment of assets'. The amendment clarifies that the largest cash-generating unit (or group of units) to which goodwill should be allocated for the purposes of impairment testing is an operating segment, as defined by paragraph 5 of IFRS 8, 'Operating segments' (that is, before the aggregation of segments with similar economic characteristics). This amendment has no impact on the Group or the Company's financial statements.

2. 重要會計政策摘要(續)

(a) 編製基準(續)

(i) 本集團已採納的新訂及已修改的準則(續)

- 由國際會計準則理事會在二零零九年四月發出的第二個年度改進計畫(「**第二個改進項目**」)中與國際會計準則第17號「**租賃**」相關的改進刪去了有關土地租賃分類的特定指引,以消除其與有關租賃分類一般指引的不一致性。此項改進對本集團土地租賃的分類並無影響,本集團所有支付的土地款項均被視為經營租賃預付款。

- 國際會計準則1(修改)「財務報表的呈報」。此修改澄清了透過發行權益而對負責進行結算,則對該項負債被分類為流動或非流動是沒有關係的。透過修改流動負債的定義,此修改容許一項負債被分類為非流動(如主體可無條件透過轉讓現金或其他資產,以將其負債結算遞延至會計期間後最少12個月),則不論交易對方是否可能要求主體隨時以股份結算。這項修改對於本集團或者本公司的財務報表沒有重大影響。

- 國際會計準則 36(修改)「資產減值」。此修訂澄清了就減值測試目的,商譽應變分配到的最大現金產出單元(或單元組)為國際財務報告準則8「經營分部」第5節定義的經營分部(即在總匯類似經濟特質的經營分部之前)。這項修改對於本集團或者本公司的財務報表沒有重大影響。

NOTES TO THE FINANCIAL STATEMENTS
財務報表附註

(Prepared in accordance with International Financial Reporting Standards) (按國際財務報告準則編製)
For the year ended 31 December 2010 截至二零一零年十二月三十一日止年度

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(a) Basis of preparation (continued)

(ii) New and amended standards, and interpretations mandatory for the first time for the financial year beginning 1 January 2010 but not currently relevant to the Group

IAS 1 (Amendment)	Presentation of Financial Statements
IFRS 1 (Revised)	First-time Adoption of IFRSs
IAS 1 (Amendment)	First-time Adoption of IFRSs – Additional Exemptions for First-time Adopters
IAS 39 (Amendment)	Eligible hedge items
IFRS 2 (Amendment)	Share-based payments – Group Cash-settled Share-based Payment Transaction
IFRS 5 (Amendment)	Measurement of non-current assets (or disposal groups) classified as held for sale
IFRIC 9	Reassessment of embedded derivatives and IAS 39, Financial instruments: Recognition and measurement
IFRIC 16	Hedges of a net investment in a foreign operation
IFRIC 17	Distributions of Non-cash Assets to Owners
IFRIC 18	Transfer of assets from customers

2. 重要會計政策摘要(續)

(a) 編製基準(續)

(ii) 於二零一零年一月一日開始的財政年度生效但目前不適用於本集團的新訂準則及對現有準則的修改

國際會計準則	財務報表之列報
國際財務報告準則第1號(修訂)	首次採用國際財務報告準則
國際會計準則第1號(修改)	首次採用國際財務報告準則－首次採納者的額外豁免
國際會計準則第39號(修改)	合資格套期項目
國際財務報告準則第2號(修改)	集團現金結算的以股份為基礎的支付交易
國際財務報告準則5(修改)	有關持有待售非流動資產(或處置組)的披露
國際財務報告解釋委員會解釋公告第9號(修改)	嵌入衍生工具的重估及國際會計準則39金融工具：確認和計量
國際財務報告解釋委員會解釋公告第16號(修改)	境外經營的淨投資套期
國際財務報告解釋委員會解釋公告第17號(修改)	向所有者分派非現金資產
國際財務報告解釋委員會解釋公告第18號(修改)	客戶資產轉讓

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(a) Basis of preparation (continued)

(iii) New standards, amendments and interpretations to existing standards has been issued but not yet effective for the financial year beginning 1 January 2010 and which are relevant for the Group's operations

The following standards and amendments to existing standards have been published and are mandatory for the Group's accounting periods beginning on or after 1 January 2011 or later periods, but the Group has not early adopted them:

- IFRS 9 'Financial Instruments' (effective from 1 January 2013). The standard addresses classification and measurement of financial assets, introducing the following changes: (i) Introduces a single model that has only two classification categories: amortised cost and fair value, which are driven by the entity's business model for managing the financial assets and the contractual characteristics of the financiai assets. (ii) Removes the requirement to separate embedded derivatives from financial asset hosts, and requires a hybrid contract to be classified in its entirety at either amortised cost or fair value. (iii) Prohibits reclassifications except in rare circumstances when the entity's business model changes and the changes apply prospectively. (iv) Provides specific guidance for contractually linked instruments that create concentrations of credit risk, which is often the case with investment tranches in a securitisation. (v) Indicates that all equity investments should be measured at fair value. However, management has an option to present in other comprehensive income unrealised and realised fair value gains and losses on equity investments that are not held for trading. (vi) Removes the cost exemption for unquoted equities and derivatives on unquoted equities but provides guidance on when cost may be an appropriate estimate of fair value. The Group will apply the standard from 1 January 2013 and it is not expected to have material impact on the Group's or Company's financial statements.

2. 重要會計政策摘要(續)

(a) 編製基準(續)

(iii) 仍未生效，並與本集團經營活動有關的準則、修改及對現有準則的詮釋

以下為已公佈的準則、修改及對現有準則的詮釋，而本集團必須在二零一一年一月一日或之後開始的會計期間或較後期間採納，但本集團並無提早採納：

- 國際財務準則第9號「金融工具」(由二零一三年一月一日起生效)。此項新準則對金融工具的分類和計量進行規範，主要有以下變化：(i)將金融資產只分類為攤余成本和公允價值二個分類，對金融資產的分類是以主體管理金融資產的業務模式及金融資產的合同現金流特徵為依據。(ii)取消了將嵌入衍生工具從金融資產主合同中分拆出來的規定，而是要求將混合合同整體分類為攤余成本或公允價值。(iii)除非在主體的業務模式發生變化的罕見情形下，國際財務準則第9號禁止報告主體對金融資產進行重分類。在需要重分類的情況下，主體應對受到影響的金融資產按未來適用法進行重分類。(iv)對於產生信用風險集中的合同掛鈎金融工具提供了具體指引，而此類工具則是經常存在於對證券化結構性債券的投資。(v)國際財務準則第9號的分類原則指出，所有者權益投資應以公允價值計量。然而，管理層可以選擇將非為交易目的而持有的權益投資的已實現和未實現的公允價值利得和損失計入其他綜合收益。(vi)取消了無市價權益投資和與其相關的衍生工具的成本計量豁免，但提供了關於哪個時點的成本可以作為公允價值的適當估計的指引。本集團將會由二零一三年一月一日起應用國際財務準則第9號。預期不會對本集團或本公司的財務報表有任何重大影響。

NOTES TO THE FINANCIAL STATEMENTS
財務報表附註

(Prepared in accordance with International Financial Reporting Standards) (按國際財務報告準則編製)
For the year ended 31 December 2010 截至二零一零年十二月三十一日止年度

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(a) Basis of preparation (continued)

(iii) New standards, amendments and interpretations to existing standards has been issued but not yet effective for the financial year beginning 1 January 2010 and which are relevant for the Group's operations (continued)

- IFRIC – Int 19, 'Extinguishing financial liabilities with equity instruments', effective 1 July 2010. The interpretation clarifies the accounting by an entity when the terms of a financial liability are renegotiated and result in the entity issuing equity instruments to a creditor of the entity to extinguish all or part of the financial liability (debt for equity swap). It requires a gain or loss to be recognised in profit or loss, which is measured as the difference between the carrying amount of the financial liability and the fair value of the equity instruments issued. If the fair value of the equity instruments issued cannot be reliably measured, the equity instruments should be measured to reflect the fair value of the financial liability extinguished. The Group will apply the interpretation from 1 January 2011. It is not expected to have material impact on the Group's or Company's financial statements.

- Prepayments of a minimum funding requirement (amendments to IFRIC – Int 14). The amendments correct an unintended consequence of IFRIC – Int 14, 'IAS 19 – The limit on a defined benefit asset, minimum funding requirements and their interaction'. Without the amendments, entities are not permitted to recognise as an asset some voluntary prepayments for minimum funding contributions. This was not intended when IFRIC – Int 14 was issued, and the amendments correct this. The amendments are effective for annual periods beginning 1 January 2011. Earlier application is permitted. The amendments should be applied retrospectively to the earliest comparative period presented. The Group will apply these amendments for the financial reporting period commencing on 1 January 2011. It is not expected to have material impact on the Group's or Company's financial statements.

2. 重要會計政策摘要(續)

(a) 編製基準(續)

(iii) 仍未生效，並與本集團經營活動有關的準則、修改及對現有準則的詮釋(續)

- 國際財務報告解釋委員會－解釋公告19「以權益工具取代金融負債」，自二零一零年七月一日起生效。此解釋澄清當債務人重新商討其債務條款，從而透過向主體債權人發行權益工具以取代負債(即「以股換債」)的會計入賬法。在損益中確認的利得或虧損為所發行權益工具的公允價值與金融負債賬面值之間的差額。如權益工具的公允價值未能可靠計量，將以金融負債的公允價值計量以反映該權益工具的公允價值。本集團將由二零一一年一月一日起應用此解釋。預期不會對本集團或本公司的財務報表有任何重大影響。

- 最低資金規定的預付款(國際財務報告解釋委員會－解釋公告14的修改)。此修改更正國際財務報告解釋委員會－解釋公告14和「國際會計準則19－設定受益資產、最低資金規定及其相互關係」的一項意外後果。如沒有此修改，主體不容許就最低資金供款的自願性預付款產生的任何盈餘，確認資產。當國際財務報告解釋委員會－解釋公告14發佈時，這不是預期中的，因此該解釋已被修改。此修改適用於二零一一年一月一日開始的年度期間，並容許提早採納。此修改必須追溯應用於呈報的最早比較期間。本集團將於二零一一年一月一日開始的報告期應用此等修改。預期不會對本本集團或本公司的財務報表有任何重大影響。

NOTES TO THE FINANCIAL STATEMENTS
財務報表附註

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(b) Consolidation

The Group's consolidated financial statements include the financial statements of the Company and all of its subsidiaries made up to 31 December.

(i) Subsidiaries

Subsidiaries are all entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

The Group uses the acquisition method of accounting to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair values of the assets transferred, the liabilities incurred and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. On an acquisition-by-acquisition basis, the Group recognises any non-controlling interest in the acquiree either at fair value or at the non-controlling interest's proportionate share of the acquiree's net assets.

Investments in subsidiaries are accounted for at cost less impairment. Cost is adjusted to reflect changes in consideration arising from contingent consideration amendments. Cost also includes direct attributable costs of investment.

2. 重要會計政策摘要(續)

(b) 合併賬目

合併賬目包括本公司及所有附屬公司截至十二月三十一日止的財務報表。

(i) 附屬公司

附屬公司指本集團有權管控其財政及營運政策的所有實體(包括特殊目的實體),一般附帶超過半數投票權的股權。在評定本集團是否控制另一實體時,目前可行使或可兑換的潛在投票權的存在及影響均予考慮。

附屬公司在控制權轉移至本集團之日起全面合併。附屬公司在控制權終止之日起停止合併。

本集團採用購買法將業務合併入賬。購買的對價根據於交易日期所給予資產、所產生或承擔的負債及發行的股本工具的公允價值計算。所轉讓的對價包括或有對價安排所產生的任何資產和負債的公允價值。購買相關成本在產生時支銷。在業務合併中所購買可辨認的資產以及所承擔的負債及或有負債,首先以其於購買日期的公允價值計量。就個別收購基準,本集團可按公允價值或按非控制性權益應佔被購買方淨資產的比例,計量被收購方的非控制性權益。

子公司投資按成本扣除減值列賬。成本經調整以反映修改或有對價所產生的對價變動。成本亦包括投資的直接歸屬成本。子公司的業績由本公司按已收及應收股利入賬。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(b) Consolidation (continued)

(i) Subsidiaries (continued)

The excess of the sum of (a) the consideration transferred, (b) the amount of any non-controlling interest in the acquiree and (c) the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets acquired is recorded as goodwill (Note (k)(i)). If this is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognised directly in the statement of comprehensive income.

Inter-company transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

(ii) Transactions with non-controlling interests

The Group treats transactions with non-controlling interests as transactions with equity owners of the Group. For purchases from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

When the Group ceases to have control or significant influence, any retained interest in the entity is remeasured to its fair value, with the change in carrying amount recognised in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognised in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognised in other comprehensive income are reclassified to profit or loss.

If the ownership interest in an associate is reduced but significant influence is retained, only a proportionate share of the amounts previously recognised in other comprehensive income are reclassified to profit or loss where appropriate.

2. 重要會計政策摘要(續)

(b) 合併賬目(續)

(i) 附屬公司(續)

(a)轉讓的對價，(b)被購買方任何非控制性權益，以及(c)被收購方任何之前權益在購買日期的公允價值的總和，超過本集團應佔所購買可辨認淨資產公允價值的數額，列為商譽(附註(k)(i))。就廉價購買而言，若該數額低於所購入子公司淨資產的公允價值，該差額直接在綜合收益表中確認。

集團內公司之間的交易、交易的結餘及未實現利得予以對銷。未實現損失亦予以對銷。附屬公司的會計政策已按需要作出改變，以確保與本集團採用的政策符合一致。

(ii) 與非控制權益的交易

本集團將其與非控制性權益進行的交易視為與本集團權益持有者進行的交易。來自非控制性權益的購買，所支付的任何對價與相關應佔所收購子公司淨資產賬面值的差額記錄為權益。向非控制性權益的處置的盈虧亦記錄在權益中。

當集團不再持有控制權或重大影響力，在主體的任何保留權益重新計量至公允價值，賬面值的變動在損益中確認。公允價值為就保留權益的後續入賬而言的初始賬面值，作為聯營、合營或金融資產。此外，之前在其他綜合收益中確認的任何數額猶如本集團已直接處置相關資產和負債。這意味著之前在其他綜合收益中確認的數額重新分類至損益。

如聯營的權益持有被削減但仍保留重大影響力，只有按比例將之前在其他綜合收益中確認的數額重新分類至損益(如適當)。

NOTES TO THE FINANCIAL STATEMENTS
財務報表附註

(Prepared in accordance with International Financial Reporting Standards) (按國際財務報告準則編製)
For the year ended 31 December 2010 截至二零一零年十二月三十一日止年度

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(b) Consolidation (continued)

(iii) Associates

Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting and are initially recognised at cost. The Group's investment in associates includes goodwill identified on acquisition, net of any accumulated impairment loss.

The Group's share of its associates' post-acquisition profits or losses is recognised in the consolidated income statement, and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group's share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.

Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

Dilution gains and losses in associates are recognised in the consolidated income statement.

In the Company's balance sheet, the investments in associates are stated at cost less provision for impairment losses (Note 2(m)). The results of associates are accounted for by the Company on the basis of dividend received and receivable.

2. 重要會計政策摘要(續)

(b) 合併賬目(續)

(iii) 聯營公司

聯營公司指所有本集團對其有重大影響力而無控制權的實體，通常附帶有20%至50%投票權的股權。聯營公司投資以權益會計法入賬，初始以成本確認。本集團於聯營公司之投資包括收購時已識辨的商譽(扣除任何累計減值虧損)。

本集團應佔收購後聯營公司的溢利或虧損於合併利潤表內確認，而應佔收購後儲備的變動則於儲備賬內確認。投資賬面值會根據累計之收購後儲備變動而作出調整。如本集團應佔一家聯營公司之虧損等於或超過其在該聯營公司之權益，包括任何其他無抵押應收款，本集團不會確認進一步虧損，除非本集團已代聯營公司承擔責任或作出付款。

本集團與其聯營公司之間交易的未實現收益按集團在聯營公司權益的數額對銷。除非交易提供了所轉讓資產減值之憑證，否則未實現虧損亦予以對銷。聯營公司的會計政策已按需要作出改變，以確保與本集團採用的政策符合一致。

在聯營公司的攤薄盈虧於合併利潤表確認。

在本公司之資產負債表內，於聯營公司之投資按成本值扣除減值虧損準備列賬(附註2(m))。聯營公司之業績由本公司按已收及應收股息入賬。

NOTES TO THE FINANCIAL STATEMENTS
財務報表附註

(Prepared in accordance with International Financial Reporting Standards) (按國際財務報告準則編製)
For the year ended 31 December 2010 截至二零一零年十二月三十一日止年度

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(b) Consolidation (continued)

(iv) Jointly controlled entities

A jointly controlled entity is an entity in which the Group has joint control over its economic activity established under a contractual arrangement. The Group's investments in jointly controlled entities includes goodwill (net of any accumulated impairment loss) identified on acquisition.

The Group's interests in jointly controlled entities are accounted for by the equity method of accounting based on the audited financial statements or management accounts of the jointly controlled entities. The Group's share of its jointly controlled entities' post-acquisition profits or losses is recognised in the consolidated income statement, and its share of post-acquisition movements is adjusted against the carrying amount of the investment. When the Group's share of losses in a jointly controlled entity equals or exceeds its interest in that entity, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the jointly controlled entity.

The Group recognises the portion of gains or losses on the sale of assets by the Group to the joint venture that it is attributable to the other venturers. The Group does not recognise its share of profits or losses from the joint venture that result from the Group's purchase of assets from the joint venture until it resells the assets to an independent party. However, a loss on the transaction is recognised immediately if the loss provides evidence of a reduction in the net realisable value of current assets, or an impairment loss.

In the Company's balance sheet, the investments in jointly controlled entities are stated at cost less provision for impairment losses (Note 2(m)). The results of jointly controlled entities are accounted for by the Company on the basis of dividend received and receivable.

(c) Segmental reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker ("**CODM**"). The CODM, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the office of the General Manager that makes strategic decisions.

2. 重要會計政策摘要(續)

(b) 合併賬目(續)

(iv) 合營公司

合營公司是指本集團,在合約條款下,對其經營活動擁有共同控制決定權的實體。本集團對合營公司的投資包括收購時已識辨的商譽(扣除任何累計減值虧損)。

本集團根據合營公司經審計或管理層提供的財務報告,按權益法確認對合營公司的權益份額。本集團自收購日起應佔合營公司的溢利或虧損計入合併利潤表,自收購日後的累計變動乃用作調整投資的賬面值。當本集團所攤佔的合營公司虧損已超過或等於其投資成本,包括任何其他非抵押的應收款,本集團不會確認進一步虧損,除非本集團已代合營公司承擔責任或作出付款。

本集團對向合營公司出售資產中其他合營方應佔的盈虧部份確認入賬。本集團不確認本集團向合營公司購入資產而產生之應佔合營企業盈虧,除非其已將資產轉售予協力廠商。然而,若有關虧損證明流動資產的可變現淨值減少或出現減值虧損,交易虧損即時確認。

在本公司之資產負債表內,於合營公司之投資按成本值扣除減值虧損準備列賬(附註2(m))。合營公司之業績由本公司按已收及應收股息入賬。

(c) 分部報告

經營分部按照向首席經營決策者提供的內部報告貫徹一致的方式報告。首席經營決策者被認定為作出決策性決定,並負責分配資源和評估經營分部的表現的總經理辦公室。

NOTES TO THE FINANCIAL STATEMENTS
財務報表附註

(Prepared in accordance with International Financial Reporting Standards)（按國際財務報告準則編製）
For the year ended 31 December 2010 截至二零一零年十二月三十一日止年度

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(d) Foreign currency translation

(i) Functional and presentation currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (the "**functional currency**"). The financial statements are presented in Chinese Renminbi ("**RMB**"), which is the functional and presentation currency of the Company and the Group's entities.

(ii) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges or qualifying net investment hedges.

Foreign exchange gains and losses that relate to borrowings and cash and cash equivalents are presented in the income statement within 'finance income or cost'.

(e) Revenue recognition and sales in advance of carriage

Revenue comprises the fair value of the consideration received or receivable for the sale of goods and the provision of services in the ordinary course of the Group's activities. Revenue is shown net of business and value-added taxes, returns, rebates and discounts and after eliminating sales within the Group.

The Group recognises revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the entity and specific criteria have been met for each of the Group's activities as described below. The amount of revenue is not considered to be reliably measurable until all contingencies relating to the sale have been resolved. The Group bases its estimates on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.

2. 重要會計政策摘要(續)

(d) 外幣換算

(i) 功能和列賬貨幣

本集團每個實體的財務報表所列項目均以該實體營運所在的主要經濟環境的貨幣計量(「功能貨幣」)。本財務報表以人民幣呈報，人民幣為本公司及本集團每個實體的功能及列賬貨幣。

(ii) 交易及結餘

外幣交易採用交易日的匯率換算為功能貨幣。除了符合在權益中遞延入賬的現金流量對沖和淨投資對沖外，結算此等交易產生的匯兑盈虧以及將外幣計值的貨幣資產和負債以年終匯率換算產生的匯兑盈虧在利潤表確認。

與借款和現金及現金等價物有關的匯兑利得和損失在利潤表內的「財務收入或費用」中列報。

(e) 收入的確認與預售票款

收入指本集團在日常經營活動過程中出售貨品及提供服務的已收或應收對價的公允值。收入在扣除營業稅及增值稅、退貨、回扣和折扣，以及對銷集團內部銷售後列賬。

當收入的數額能夠可靠計量、未來經濟利益有可能流入有關實體，而本集團每項活動均符合具體條件時(如下文所述)，本集團即確認收入。除非與銷售有關的所有或然事項均已解決，否則收入的數額不被視為能夠可靠計量。本集團根據其往績並考慮客戶類別、交易種類和每項安排的特點作出估計。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(e) Revenue recognition and sales in advance of carriage (continued)

(i) Traffic revenues

Passenger, cargo and mail revenues are recognised as traffic revenues when the transportation services are provided. The value of sold but unused tickets is recognised as sales in advance of carriage ("SIAC").

(ii) Commission income

Commission income represents amounts earned from other carriers in respect of sales made by the Group on their behalf, and is recognised in the income statement upon ticket sales.

(iii) Ground service income

Revenues from the provision of ground services are recognised when the services are rendered.

(iv) Tour operation revenues

Revenues from tour and travel services and other travel-related services are recognised when the services are rendered.

(v) Other revenue

Revenues from other operating businesses, including income derived from the provision of cargo handling services and freight forwarding are recognised when the services are rendered.

Revenue from the sale of goods in connection with the import and export business is recognised when the significant risks and rewards of ownership have been transferred to the customer and collectability of the related receivables is reasonably assured. This is usually taken as the time when the goods are delivered and the customer has accepted the goods.

Rental income from subleases of aircraft is recognised on a straight-line basis over the terms of the respective leases. Rental income from leasing office premises and cargo warehouses is recognised on a straight-line basis over the lease term.

2. 重要會計政策摘要(續)

(e) 收入的確認與預售票款(續)

(i) 運輸收入

客運、貨運與郵運收入於提供運輸服務時確認為運輸收入。售出但未使用的機票金額則作為預售票款。

(ii) 佣金收入

佣金收入包括由本集團為其他航空公司售票而賺取的款項。佣金收入於機票出售時確認。

(iii) 地勤服務收入

地勤服務收入於提供服務時確認。

(iv) 旅遊服務收入

旅遊服務及其他旅遊相關服務均在提供服務時確認收入。

(v) 其他營運收入

其他營運收入包括提供貨運處理服務的收入及貨運代理的收入,此等收入均在提供服務時確認。

與進出口業務有關的商品銷售收入於將商品所有權上的主要風險和報酬轉移給購買方,並且相關的應收款項能夠合理的保證收取時確認。通常在貨物發出且購買方接受時確認。

飛機的分租收入以直線法在相應租賃期內確認。出租辦公場所及貨庫取得的租金收入在租賃期內以直線法確認。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(f) Government grants

Grants from the government are recognised at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions.

Government grants relating to costs are deferred and recognised in the income statement over the period necessary to match them with the costs that they are intended to compensate.

Government grants relating to property, plant and equipment are included in non-current liabilities as deferred government grants and are credited to the income statement on a straight-line basis over the expected lives of the related assets.

(g) Maintenance and overhaul costs

In respect of aircraft and engines under operating leases, the Group has obligations to fulfill certain return conditions under the leases. Provision for the estimated cost of these return condition checks is made on a straight line basis over the term of the leases.

In respect of aircraft and engines owned by the Group or held under finance leases, overhaul costs are capitalised as a component of property, plant and equipment and are depreciated over the appropriate maintenance cycles (Note 2(l)).

All other repairs and maintenance costs are charged to the income statement as and when incurred.

(h) Interest income

Interest income is recognised on a time-proportion basis using the effective interest method. When a receivable is impaired, the Group reduces the carrying amount to its recoverable amount, being the estimated future cash flow discounted at the original effective interest rate of the instrument, and continues unwinding the discount as interest income. Interest income on impaired loans is recognised using the original effective interest rate.

(i) Borrowing costs

Borrowing costs incurred for the construction of any qualifying asset, including the interest attributable to loans for advance payments used to finance the acquisition of aircraft, are capitalised during the period of time that is required to complete and prepare the asset for its intended use. Other borrowing costs are expensed.

2. 重要會計政策摘要(續)

(f) 政府補貼

政府補貼在本集團已滿足補貼附帶的條件及有合理的保證相關的補貼將可收取時，按公允值確認。

與成本有關之政府補貼遞延入賬，並按擬補償之成本配合所需期間在利潤表中確認。

與購買物業、機器及設備有關之政府補貼列入非流動負債作為遞延政府補貼，並按有關資產之預計年期以直線法在利潤表確認。

(g) 維修與大修費用

對於經營性租賃的飛機，本集團有責任滿足在相關租賃內約定的交還條件。為滿足交還條件的估計大修費用於相關租賃期內按直線法計提。

對於本公司自置及融資租賃的飛機，大修費用作為物業、機器及設備的一部份進行資本化，並於估計的大修期間內攤銷(附註2(l))。

其他日常維修於發生時計入利潤表。

(h) 利息收入

利息收入採用實際利息法按時間比例基準確認。倘應收賬款出現減值，本集團會將賬面值減至可收回款額，即估計的未來現金流量按該工具之原實際利率貼現值，並繼續將貼現計算並確認為利息收入。已減值貸款之利息收入利用原實際利率確認。

(i) 借貸成本

為興建任何合資格資產包括為購買新飛機而支付的預付款而產生的借貸成本，在完成和籌備資產作其預定用途所需的期間內予以資本化。其他借貸成本直接計入當期費用。

NOTES TO THE FINANCIAL STATEMENTS
財務報表附註

(Prepared in accordance with International Financial Reporting Standards) (按國際財務報告準則編製)
For the year ended 31 December 2010 截至二零一零年十二月三十一日止年度

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(j) Current and deferred tax

The tax expense for the period comprises current and deferred tax. Tax is recognised in the income statement, except to the extent that it relates to items recognised in other comprehensive income or directly in equity. In this case the tax is also recognised in other comprehensive income or directly in equity, respectively.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the jurisdictions where the Company and its subsidiaries, associates and jointly controlled entities operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is provided, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. However, deferred tax liabilities are not recognised if they arise from the initial recognition of goodwill and deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, associates and jointly controlled entities, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

2. 重要會計政策摘要(續)

(j) 當期和遞延所得稅

本期間的稅項支出包括當期和遞延稅項。稅項在利潤表中確認，但與在其他綜合收益中或直接在權益中確認的項目有關者則除外。在該情況下，稅項亦分別在其他綜合收益或直接在權益中確認。

當期所得稅支出根據本公司、其附屬公司、聯營公司及合營公司營運及產生應課稅收入的國家於資產負債表日已頒佈或實質頒佈的稅務法例計算。管理層就適用稅務法例詮釋所規限的情況定期評估報稅表的狀況，並在適用情況下根據預期須向稅務機關支付的稅款設定撥備。

遞延所得稅採用負債法就資產和負債的稅基與資產和負債在合併財務報表的賬面值之差額產生的暫時差異撥備。然而，若遞延所得稅負債因商譽的初步確認而產生或遞延所得稅來自在交易(不包括企業合併)中對資產或負債的初步確認，而在交易時不影響會計損益或應課稅盈虧的，則不作記賬。遞延稅項採用在資產負債表日前已頒佈或實質頒佈，並在有關之遞延所得稅資產實現或遞延所得稅負債結算時預期將會適用之稅率(及法例)而釐定。

遞延所得稅資產是確認至未來很可能產生之應課稅盈利可抵銷的暫時性差異。

遞延稅項就附屬公司、聯營公司及合營公司投資產生之暫時差異而撥備，但本集團可以控制暫時差異之撥回時間，且暫時差異在可預見將來有可能不會撥回則除外。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(k) Intangible assets

(i) Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired subsidiary, associate or jointly controlled entity at the date of acquisition. Goodwill on acquisition of subsidiaries is included in "**intangible assets**". Goodwill on acquisition of associates and jointly controlled entities is included in "**investments in associates**" and "**investments in jointly controlled entities**" and is tested for impairment as part of the overall balances. Separately recognised goodwill is tested for impairment at least annually or whenever there is an indication of impairment and carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units, according to the identified operating segments, that are expected to benefit from the business combination in which the goodwill arose.

(ii) Sponsorship fees

Sponsorship fees paid and payable in relation to the 2010 Shanghai Expo have been capitalised and are being amortised on a straight-line basis over the period of the sponsorship program. The cost of the intangible asset is calculated based on the expected cash payment and the fair value of the services to be provided.

(iii) Computer software costs

Acquired computer software licenses are capitalised on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortised using the straight-line method over their estimated useful lives of 5 years. Costs associated with developing or maintaining computer software programs are recognised as expense when incurred.

2. 重要會計政策摘要(續)

(k) 無形資產

(i) 商譽

商譽指於收購日期收購成本超過本集團應佔所收購附屬公司、聯營公司及合營公司的可識辨資產公允值的數額。收購附屬公司的商譽包括在無形資產內。收購聯營公司及合營公司的商譽包括在聯營公司及合營公司投資內，並作為整體結餘的一部份一并就減值進行測試。分開確認的商譽至少每年或當有商譽減值現象時就減值進行測試，並按成本減累計減值虧損列賬。商譽的減值虧損不予撥回。出售某個實體的盈虧包括與被出售實體有關的商譽的賬面值。

就減值測試之目的，商譽會分配至現金產生單元。此項將商譽分配到現金產生單元或現金產生單元組乃根據預期可從業務合併產生的商譽中得益的可識別經營分部。

(ii) 贊助款

對二零一零年上海世博會已支付及將會支付的贊助款作資本化處理，並按直線法在贊助期內予以攤銷。此贊助款的成本是以預計的現金付款及所提供服務的公允值計算。

(iii) 電腦軟件

購入的電腦軟件牌照按購入及使該特定軟件達到可使用時所產生的成本作資本化處理。此等成本按估計可使用年期五年攤銷。與發展或維護電腦軟件程式有關的成本在產生時確認為費用。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(l) Property, plant and equipment

Property, plant and equipment is recognised initially at cost which comprises purchase price, and any directly attributable costs of bringing the assets to the condition for their intended use.

Where parts of an item of property, plant and equipment have different useful lives, the cost of that item is allocated on a reasonable basis among the parts and each part is depreciated separately.

When each major aircraft overhaul is performed, its cost is recognised in the carrying amount of the item of property, plant and equipment and is depreciated over the appropriate maintenance cycles. Components related to airframe overhaul cost, are depreciated on a straight-line basis over 5 to 7.5 years. Components related to engine overhaul costs, are depreciated between each overhaul period using the ratio of actual flying hours and estimated flying hours between overhauls. Upon completion of an overhaul, any remaining carrying amount of the cost of the previous overhaul is derecognised and charged to the income statement.

Except for components related to overhaul costs, the depreciation method of which has been described in the preceding paragraph, other depreciation of property, plant and equipment is calculated using the straight-line method to write down their costs to their residual values over their estimated useful lives, as follows:

Owned and finance leased aircraft and engines	15 to 20 years
Fight equipment, including rotables	10 years
Buildings	15 to 45 years
Other property, plant and equipment	5 to 20 years

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date. An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing the proceeds with the assets' carrying amount and are recognised in the income statement.

Construction in progress represents buildings under construction and plant and equipment pending installation. This includes the costs of construction or acquisition and interest capitalised. No depreciation is provided on construction in progress until the asset is completed and ready for use.

2. 重要會計政策摘要(續)

(l) 物業、機器及設備

物業、機器及設備於購入時按成本列賬，成本包括資產的購買價及其他用於令此資產達至現時用途的費用。

倘某項物業、機器及設備項目各部件的使用年期各有不同，該項目的成本按合理基準在各部件之間進行分配，而每部件則各自計算折舊。

當一項飛機大修進行時，大修費用的成本會包括在物業、機器及設備的賬面價值中，並於估計的大修期間內攤銷。機身大修費用相關的組件以直線法在5至7.5年內攤銷，發動機大修費用相關的組件以實際飛行小時與預期飛行小時之比例計提折舊。當一項大修完成時，以往大修費用的餘額將全部沖減並計入利潤表。

除上述與大修費用有關的部件外，其他資產乃根據其預計可用年限及估計殘值以直線法攤銷其成本。用於計算每年折舊費用的預計可使用年限列示如下：

自置及融資租賃飛機及發動機	15至20年
其他飛行設備，包括高價周轉件	10年
樓宇	15至45年
其他物業、機器及設備	5至20年

資產的殘值及預計使用年限於資產負債表日重新評估並在適當時作調整。如果資產的賬面價值大於其預期可回收額，則賬面價值將立即減低以可回收金額列報。

出售收益或虧損乃所得收入淨額與資產賬面值的差額，並於利潤表中予以確認。

在建工程為興建中的樓宇及待安裝的廠房及設備。在建工程按建造或購置成本列賬，並計入資本化的利息。在資產完成建造並達到可使用狀態前，不計提折舊。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(m) Impairment of investments in subsidiaries, associates, jointly controlled entities and non-financial assets

Assets that have an indefinite useful life or which are not yet available for use are not subject to amortisation and are tested for impairment at least annually or whenever there is indication of impairment. Other assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Non-financial assets other than goodwill that have suffered an impairment are reviewed for possible reversal of the impairment at each balance sheet date.

(n) Non-current assets held for sale

Non-current assets are classified as assets held for sale when their carrying amount is to be recovered principally through a sale transaction and a sale is considered highly probable. They are stated at the lower of carrying amount and fair value less costs to sell if their carrying amount is to be recovered principally through a sale transaction rather than through continuing use.

(o) Lease prepayments

Lease prepayments represent acquisition costs of land use rights less accumulated amortisation. Amortisation is provided over the lease period of the land use rights on a straight-line basis.

(p) Advanced payments on acquisition of aircraft

Advanced payments on acquisition of aircraft represent payments to aircraft manufacturers to secure deliveries of aircraft in future years, including attributable finance costs, and are included in non-current assets. The balance is transferred to property, plant and equipment upon delivery of the aircraft.

2. 重要會計政策摘要(續)

(m) 附屬公司、聯營公司、合營公司及非財務資產的減值

沒有確定使用年期或尚未可供使用之資產無需攤銷，但最少每年或當有減值跡象時就減值進行測試。其他資產則當有事件出現或情況改變顯示賬面值可能無法收回時就減值進行檢討。減值虧損按資產之賬面值超出其可收回金額之差額確認。可收回金額乃以資產之公平值扣除銷售成本或使用價值兩者之間較高者為準。於評估減值時，資產按可分開識辨現金流量(現金產生單元)的最低層次組合。除商譽外，已計提減值的非金融資產在每個資產負債表日均就減值是否可以撥回進行檢討。

(n) 持有待售的非流動資產

當非流動資產的賬面值將主要透過一項出售交易收回而該項出售被視為極可能，則分類為持作出售的資產。如該等資產的賬面值將主要透過一項出售交易而非持續使用而收回，則該等資產按賬面值與公允價值減去處置費用兩者的較低者列賬。

(o) 預付租賃款

預付租賃款乃土地使用權的購入成本減除累計攤銷。預付租賃款按土地使用權的使用年限以直線法進行攤銷。

(p) 飛機預付款

為確保日後接收飛機而支付給飛機製造商的合同預付款，均連同相應利息資本化確認為資產，記入非流動資產並於飛機交付時轉至物業、機器及設備。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(q) Flight equipment spare parts

Flight equipment spare parts are stated at the lower of cost and net realisable value. Cost is determined using the weighted average method. The cost of flight equipment spare parts comprises the purchase price (net of discounts), freight charges, duty and value added tax and other miscellaneous charges. Net realisable value is the estimated selling price of the flight equipment in the ordinary course of business, less applicable selling expenses.

(r) Trade receivables

Trade receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment. A provision for impairment of trade receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganisation, and default or delinquency in payments are considered indicators that the trade receivable is impaired. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The carrying amount of the assets is reduced through the use of an allowance account, and the amount of the loss is recognised in the income statement. When a trade receivable is uncollectible, it is written off against the provision account for trade receivables. Subsequent recoveries of amounts previously written off are credited in the income statement.

(s) Cash and cash equivalents

Cash and cash equivalents includes cash in hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less.

(t) Trade payables

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Trade payables are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current liabilities.

Trade payables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method.

2. 重要會計政策摘要(續)

(q) 飛機設備零件

飛機設備零件按成本和可變現淨值兩者的較低者列賬。成本按加權平均法計算。飛機設備零件的成本包括購買價(扣除折扣的淨額)、運費、關税、增值税及其他各項雜費。可變現淨值為在通常業務過程中飛機設備零件的估計銷售價扣除相應的銷售費用。

(r) 應收賬款

應收賬款以公允價值初始確認,其後則以實際利息法,按攤銷成本值扣除減值準備計算。如有客觀證據顯示集團無法按照應收款項的原來條款全數收回欠款,則須為應收賬款作出減值準備。當債務人遇到重大財政困難,例如破產、財政重組、或債務人未能履行償債義務時,可視為該應收賬款有計提減值準備的跡象。撥備額為資產賬面金額與估計未來現金流量按實際利率計算的貼現現值兩者的差額。資產的賬面值透過使用備付賬戶削減,而有關的虧損數額則在利潤表內確認。如一項應收賬款無法收回,該應收賬目將與撥備賬戶撇銷。之前已撇銷的款項如其後收回,將貸記於利潤表內。

(s) 現金及現金等價物

現金及現金等價物包括現金、銀行通知存款、原到期日為三個月或以下的其他短期高流動性投資。

(t) 應付賬款

應付賬款為在日常經營活動中購買商品或服務而應支付的債務。如應付款的支付日期在一年或以內(如仍在正常經營週期中,則可較長時間),其被分類為流動負債;否則分類為非流動負債。

應付賬款以公允價值為初始確認,其後利用實際利率法按攤銷成本計量。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(u) Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost; any differences between the proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date in which case such borrowings are classified as non-current liabilities.

(v) Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and the amount can be reliably estimated.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognised as interest expense.

2. 重要會計政策摘要(續)

(u) 借款

借款按公允值並扣除產生的交易成本初始確認。借款其後按攤銷成本列賬;所得款(扣除交易成本)與贖回價值的任何差額利用實際利息法於貸款期間內在利潤表確認。

除非本集團有無條件權利將負債的結算遞延至資產負債表日後最少12個月,該借款分類為非流動負債,否則借款分類為流動負債。

(v) 撥備

當本集團因已發生的事件須承擔現有的法律性或推定性的責任,而有可能需要資源流出以償付責任,金額亦能可靠估計時,則本集團需確立撥備。

如有多項類似責任,其需要在償付中流出資源的可能性,根據責任的類別整體考慮。即使在同一責任類別內所包含的任何一個項目相關的資源流出的可能性極低,仍須確認撥備。

撥備的金額以解除責任所需支出的現值加以確認。支出的現值將運用能反映出當時市場評估貨幣資金時間性價值以及相對於該責任的風險的税前比率來確定。因時間推移導致的撥備的增加則被確認為財務費用。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(w) Leases

(i) A Group company is the lessee

Finance leases

The Group leases certain property, plant and equipment. Leases of property, plant and equipment where the Group has acquired substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the lease's commencement at the lower of the fair value of the leased property and the present value of the minimum lease payments.

Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in other short-term and other long-term payables. The interest element of the finance cost is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. Leased assets are depreciated using a straight-line basis over their expected useful lives to residual values.

For sale and leaseback transactions resulting in a finance lease, differences between sales proceeds and net book values are deferred and amortised over the minimum lease terms.

Operating leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

For sale and leaseback transactions resulting in an operating lease, differences between sales proceeds and net book values are recognised immediately in the income statement, except to the extent that any profit or loss is compensated for by future lease payments at above or below market value.

2. 重要會計政策摘要(續)

(w) 租賃

(i) 集團內的公司為承租人

融資租賃

本集團租賃若干物業、機器及設備。融資租賃是指將擁有資產的風險及回報實質上轉讓予本集團的租賃。融資租賃的原值乃按在開始時按租賃資產的公允值或最低租賃付款的現值較低者入賬。

每期租金均分攤為資本性支出及財務費用，以達到租賃利率為結欠本金的固定比率。有關租賃負債，在扣除財務費用後，列報於應付款的流動及長期部份。財務費用於租約期內在利潤表中列支，以達到租賃利率為結欠餘額的固定比率。融資租賃的物業、機器及設備的折舊乃根據資產的預計可用年限以直線法攤銷其成本至其估計殘值。

有關售後回租形成一項融資租賃，出售價及賬面淨值的差異將予以遞延並按最低租賃期攤銷。

經營性租賃

如租賃擁有權的重大部份風險和回報由出租人保留，分類為經營性租賃。經營性租賃支付的租金(扣除從出租人收取之任何獎勵金後)於租賃期內以直線法在利潤表支銷。

有關售後回租形成一項經營性租賃，出售價及賬面淨值的差異，除卻相關損益由低於或高於市價的未來租賃付款額補償的部份外，則所有損益應立即予以確認。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(w) Leases (continued)

(ii) A Group company is the lessor

Assets leased out under operating leases are included in property, plant and equipment in the balance sheet. They are depreciated over their expected useful lives on a basis consistent with similar property, plant and equipment. Rental income is recognised on a straight-line basis over the lease term.

(x) Retirement benefits

The Group participates in defined contribution retirement schemes regarding pension and medical benefits for employees organised by the municipal governments of the relevant provinces. The contributions to the schemes are charged to the income statement as and when incurred.

In addition, the Group provides retirees with certain post-retirement benefits including retirement subsidies, transportation subsidies, social function activity subsidies as well as other welfare. The liability recognised in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets, together with adjustments for unrecognised actuarial gains or losses and past service costs. The defined benefit obligation is calculated annually using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of government bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension liability. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions in excess of the greater of 10% of the value of plan assets or 10% of the defined benefit obligation are charged or credited to the income statement over the employees' expected average remaining working lives.

Past-service costs are recognised immediately in the income statement, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past-service costs are amortised on a straight-line basis over the vesting period.

2. 重要會計政策摘要(續)

(w) 租賃(續)

(ii) 集團內的公司為出租人

以經營租賃方式分租的資產乃包括在資產負債表的物業、機器及設備中，並按同類物業、機器及設備的預計可使用年限計提折舊，產生的租金收入按直線法於租賃期內確認入賬。

(x) 僱員退休後福利

本集團就退休金及醫療福利參與各省市政府管轄的定額供款計劃。此等計劃供款在發生當期列於利潤表。

此外，本集團提供退休僱員的福利包括退休津貼、交通津貼、社交活動津貼以及其他福利。於資產負債表內就定利退休福利計劃確認的負債為資產負債表日退休後福利負債的現值減計劃資產的公允值，同時包括未確認精算損益及以前服務費用的調整。定利退休福利負債每年根據單位貸記法評估的方法計算。定利退休福利負債的現值是依據未來現金流出及與福利負債支付貨幣相同且到期日與相關的退休福利負債基本相近的政府債券的利率折算。因調整經驗或改變精算假設而產生的精算損益，超過計劃資產的10%與定額福利負債的10%兩者間較高者部份，按僱員的預計平均尚可工作年限平均計入利潤表。

以前服務費用直接記入利潤表，除非該等退休計劃變化需視乎僱員於特定期間(「受益期」)之剩餘服務而定。在此情況下，以前服務費用則在受益期內按直線法攤銷。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(y) Derivative financial instruments

Derivative financial instruments are initially recognised in the balance sheet at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. The accounting for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.

The Group documents, at the inception of the transaction, the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

Derivative financial instruments that do not qualify for hedge accounting are accounted for as trading instruments and any unrealised gains or losses, being changes in fair value of the derivatives, are recognised in the income statement immediately.

Changes in the fair value of derivatives that are designated and qualify as fair value hedges and that are highly effective, are recorded in the income statement, along with any changes in the fair value of the hedged assets or liabilities that are attributable to the hedged risk.

Derivative financial instruments that qualify for hedge accounting and which are designated as a specific hedge of the variability in cash flows of a highly probable forecast transaction, are accounted for as follows:

(i) the effective portion of any change in fair value of the derivative financial instrument is recognised directly in equity. Where the forecast transaction or firm commitment results in the recognition of an asset or a liability, the gains and losses previously deferred in equity are included in the initial measurement of the cost of the asset or liability. Otherwise, the cumulative gain or loss on the derivative financial instrument is removed from equity and recognised in the income statement in the same period during which the hedged forecast transaction affects net profit or loss.

(ii) the ineffective portion of any change in fair value is recognised in the income statement immediately.

2. 重要會計政策摘要(續)

(y) 金融衍生工具

金融衍生工具在發生時於資產負債表以公允值確認，其後以公允值重新計算。確認後公允值變動的處理視乎該金融衍生工具是否為對沖工具，如是，則視乎其所對沖項目的性質而定。

本集團於訂立交易時就對沖工具與對沖項目之關係，以至其風險管理目標及執行多項對沖交易之策略作檔案記錄。本集團亦於訂立對沖交易時及按持續基準，記錄其對於該等用於對沖交易之衍生工具，是否高度有效地抵銷對沖項目公允值或現金流量變動的評估。

若金融衍生工具不符合套期會計原則便會被視為買賣工具，其由公允價值轉變而產生的未實現損益均會在利潤表內立即予以確認。

若被界定為非常有效的公允值套期，其公允值的變動將在利潤表內與其相對應的資產或負債公允值的變動一同反映。

若金融衍生工具符合套期會計原則，並且是針對可預期及很可能發生的交易的現金流量，其會計處理如下：

(i) 被視為有效套期的金融衍生工具的公允值變動會直接於儲備中確認。當預計的交易或固定的承諾確認為一項資產或負債時，以前與之相關的確認的儲備將包括在此資產或負債的成本。當套期預測交易影響淨收益或損失時，有關金融衍生工具的累積損益便會在同期間由儲備內轉至利潤表內確認。

(ii) 無效部份的公允值變動會立即於利潤表內予以確認。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(y) Derivative financial instruments (continued)

The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity of the hedged items is more than 12 months, and as a current asset or liability when the remaining maturity of the hedged item is less than 12 months. Trading derivatives are classified as a current asset or liability.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised in the income statement when the committed or forecast transaction ultimately occurs. When a committed or forecast transaction is no longer expected to occur, the cumulative gain or loss that was recorded in equity is immediately transferred to the income statement.

(z) Available-for-sale financial assets

Investments in securities other than subsidiaries, associates and jointly controlled entities, being held for non-trading purposes, are classified as available-for-sale financial assets and are recognised on the trade-date – the date on which the Group commits to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs. At each balance sheet date, the fair value is remeasured, with any resulting gain or loss being recognised directly in equity, except for impairment losses. When these investments are derecognised, the cumulative gain or loss previously recognised directly in equity is recognised in the income statement.

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset is impaired. In the case of equity securities classified as available for sale, a significant or prolonged decline in the fair value of the securities below its cost is considered an indicator that the securities are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss, measured as the difference between the acquisition cost and the current fair value less any impairment loss on that financial asset previously recognised in the income statement, is removed from equity and recognised in the income statement. Impairment losses recognised in the income statement on equity instruments are not reversed through the income statement.

(aa) Dividend distribution

Dividend distribution to the Company's shareholders is recognised as a liability in the financial statements in the period in which the dividends are approved by the Company's shareholders.

2. 重要會計政策摘要(續)

(y) 金融衍生工具(續)

當被對沖項目的剩餘期限超過12個月時，對沖衍生工具的全數公平值會被分類為非流動資產或負債，而當被對沖項目的剩餘期限少於12個月時，對沖衍生工具的全數公平值會被分類為流動資產或負債。買賣性質的衍生工具則分類為流動資產或負債。

當一對沖工具到期或出售時，或當一對沖不再符合套期會計處理方法時，所有於當日在儲備的累計利潤或虧損，可在其承諾或預計交易確認時方於利潤表確認。當承諾或預計交易不可能發生時，其累計利潤或虧損則需立即轉入利潤表中列支。

(z) 可供出售金融資產

除附屬公司、聯營公司及合營公司外的非買賣用途的證券投資，分類為可供出售財務資產並在交易日確認－交易日指本集團承諾購入或出售該資產之日。可供出售金融資產初步按公允值加交易成本確認。本集團在每個資產負債表日評估金融資產的公允值，除減值損失外，所有盈虧會直接在儲備中反映。當有關投資已終止確認，連同以往直接在儲備確認之累計收益或損失，將會計入利潤表。

本集團在每個資產負債表日評估是否有客觀證據證明某項金融資產或某組金融資產經已減值。對於分類為可供出售的股權證券，在釐定相關的證券是否已經減值時，會考慮證券公允值有否大幅或長期跌至低於其成本值。若可供出售金融資產存在此等證據，相關的累計虧損(按收購成本與當時公允值的差額，減該金融資產之前在利潤表確認的任何減值虧損計算)自權益中剔除並在利潤表記賬。在利潤表確認的股權工具減值虧損不會透過利潤表撥回。

(aa) 股利

分配予本公司股東之股利於本公司股東批准該股利當期確認為本集團之負債。

3. FINANCIAL RISK MANAGEMENT

(a) Financial risk factors

The Group's activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest rate risk and fuel price risk), credit risk, and liquidity risk. The Group's overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group's financial performance. The Group uses derivative financial instruments to manage risk exposures whenever management consider necessary.

Risk management is carried out by a central treasury department (the "**Group Treasury**") under policies approved by the Board. The Group Treasury identifies, evaluates and hedges financial risks in close co-operation with the Group's operating units. The Board provides written principles for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk, interest-rate risk, credit risk, use of derivative financial instruments and non-derivative financial instruments.

(i) Foreign currency risk

Since 21 July 2005, the PRC government reformed the Renminbi exchange rate system and established a floating exchange rate system in which the exchange rate would be adjusted and managed based on market supply and demand with reference to a basket of foreign currencies. The fluctuation in Renminbi exchange rate is affected by the domestic and international economy, the political situation and the currency supply and demand of the currency, and thus the Renminbi exchange rate in the future may therefore be very different from the current exchange rate.

The Group operates its business in many countries and territories. The Group generates its revenue in different currencies, and its foreign currency liabilities at the end of the period are much higher than its foreign currency assets. The Group's major liability item (purchases and leases of aircraft) is mainly priced and settled in foreign currencies such as US dollars. In addition, fluctuations in exchange rates will affect the Group's costs incurred from foreign purchases such as aircraft, flight equipment and aviation fuel, and take-off and landing charges in foreign airports.

3. 金融風險管理

(a) 金融風險因素

本集團的活動受多種財務風險：市場風險(包括匯兑風險、公允值利率風險、現金流量利率風險及航油價格風險)、信貸風險及流動資金風險。本集團的整體風險管理計劃專注於金融市場的難預測性，並尋求儘量減低對本集團財務表現的潛在不利影響。本集團在管理層認為必要時利用衍生金融工具對沖若干的風險。

風險管理由資金部(「**集團資金部**」)按照董事會批准的政策執行。集團資金部透過與集團營運單位的緊密合作，負責確定、評估和對沖財務風險。董事會為整體風險管理訂定書面指引，亦為若干特定範疇提供書面政策，例如外匯風險、利率風險、信貸風險、衍生和非衍生金融工具的使用等。

(i) 外匯風險

自二零零五年七月二十一日起，中國政府改革人民幣匯率形成機制，實行以市場供求為基礎、參考一籃子貨幣進行調節、有管理的浮動匯率制度。人民幣匯率波動受國內和國際經濟、政治形勢和貨幣供求關係的影響，未來人民幣匯率可能與現行匯率產生較大差異。

本集團的業務跨越多個國家和地區，取得的收入包含多種貨幣且本集團期末外幣負債遠大於外幣資產，本集團最主要的負債項目(購買或租賃飛機)大多是以美元等貨幣計價和結算的。此外，匯率的波動還將影響本集團飛機、航材、航油等來源於境外的採購成本及境外機場起降費等成本的變動。

NOTES TO THE FINANCIAL STATEMENTS
財務報表附註

(Prepared in accordance with International Financial Reporting Standards) (按國際財務報告準則編製)
For the year ended 31 December 2010 截至二零一零年十二月三十一日止年度

3. FINANCIAL RISK MANAGEMENT (continued)

(a) Financial risk factors (continued)

(i) Foreign currency risk (continued)

The Group also has exposure to foreign currency risk in respect of net cash inflow denominated in Japanese Yen from ticket sales in overseas branch office after payment of expenses. The Group entered into certain foreign exchange forward option contracts to manage this foreign currency risk. Details of foreign currency forward contracts are disclosed in Note 38(b) to the financial statements.

The following table details the Group's and the Company's exposure at the balance sheet date to major currency risk.

3. 金融風險管理(續)

(a) 金融風險因素(續)

(i) 外匯風險(續)

本集團也由於國外辦事處所獲取的日元收入扣除支付的費用後為淨現金流入，而需承擔外匯風險。本集團通過簽訂一定的外匯遠期期權合約以對沖此外匯風險。有關外匯遠期合約的詳細情況參見財務報表附註38(b)。

下表披露了集團及公司在財務報告日的外匯風險。

Group 集團

		2010 二零一零年			2009 二零零九年		
		USD 美元 *RMB'000 人民幣千元*	**Euro 歐元 *RMB'000 人民幣千元***	**JPY 日元 *RMB'000 人民幣千元***	USD 美元 *RMB'000 人民幣千元*	Euro 歐元 *RMB'000 人民幣千元*	JPY 日元 *RMB'000 人民幣千元*
Trade and other receivables	應收賬款及其他應收款	**1,778,205**	**84,424**	**134,822**	1,306,616	56,663	93,778
Cash and cash equivalents	現金及現金等價物	**263,051**	**30,592**	**12,705**	253,776	43,519	30,889
Trade and other payables	應付賬款及其他應付款	**(615,553)**	**(678)**	**(22,891)**	(416,288)	(462)	–
Obligations under finance leases	融資租賃負債	**(16,740,266)**	**–**	**–**	(17,604,920)	–	–
Borrowings	借款	**(22,072,121)**	**–**	**–**	(13,157,341)	(113,254)	–
Currency derivatives at notional value	衍生工具名義本金	**317,890**	**–**	**–**	559,402	–	–
Net balance sheet exposure	資產負債表淨值	**(37,068,794)**	**114,338**	**124,636**	(29,058,755)	(13,534)	124,667

Company 公司

		2010 二零一零年			2009 二零零九年		
		USD 美元 *RMB'000 人民幣千元*	**Euro 歐元 *RMB'000 人民幣千元***	**JPY 日元 *RMB'000 人民幣千元***	USD 美元 *RMB'000 人民幣千元*	Euro 歐元 *RMB'000 人民幣千元*	JPY 日元 *RMB'000 人民幣千元*
Trade and other receivables	應收賬款及其他應收款	**970,089**	**50,461**	**132,581**	1,259,231	43,740	93,778
Cash and cash equivalents	現金及現金等價物	**181,499**	**22,888**	**7,445**	224,095	28,588	11,006
Trade and other payables	應付賬款及其他應付款	**(457,595)**	**–**	**(20,046)**	(412,992)	–	–
Obligations under finance leases	融資租賃負債	**(13,448,836)**	**–**	**–**	(15,537,909)	–	–
Borrowings	借款	**(17,661,867)**	**–**	**–**	(11,962,124)	(113,254)	–
Currency derivatives at notional value	衍生工具名義本金	**317,890**	**–**	**–**	559,402	–	–
Net balance sheet exposure	資產負債表淨值	**(30,098,820)**	**73,349**	**119,980**	(25,870,297)	(40,926)	104,784

3. FINANCIAL RISK MANAGEMENT (continued)

3. 金融風險管理(續)

(a) Financial risk factors (continued)

(a) 金融風險因素(續)

(i) Foreign currency risk (continued)

(i) 外匯風險(續)

The following table indicates the approximate change in the Group's profit and loss and other components of consolidated equity in response to a 1% appreciation of the RMB against the following major currencies at the balance sheet date.

下表顯示於資產負債表日，倘人民幣對其他貨幣升值1%，對本集團和本公司的稅前損益及權益的其他組成部分的影響。

Group 集團

		2010 二零一零年		2009 二零零九年	
		Effect on profit and loss 對損益的影響 RMB'000 人民幣千元	**Effect on other components of equity 對權益其他部分的影響 RMB'000 人民幣千元**	Effect on profit and loss 對損益的影響 RMB'000 人民幣千元	Effect on other components of equity 對權益其他部分的影響 RMB'000 人民幣千元
US dollars	美元	**365,365**	**8,346**	297,829	411
Euro	歐元	**(1,143)**	**–**	135	–
Japanese Yen	日元	**(1,246)**	**–**	(1,247)	–

Company 公司

		2010 二零一零年		2009 二零零九年	
		Effect on profit and loss 對損益的影響 RMB'000 人民幣千元	**Effect on other components of equity 對權益其他部分的影響 RMB'000 人民幣千元**	Effect on profit and loss 對損益的影響 RMB'000 人民幣千元	Effect on other components of equity 對權益其他部分的影響 RMB'000 人民幣千元
US dollars	美元	**295,666**	**8,346**	266,099	411
Euro	歐元	**(733)**	**–**	409	–
Japanese Yen	日元	**(1,200)**	**–**	(1,048)	–

NOTES TO THE FINANCIAL STATEMENTS
財務報表附註

(Prepared in accordance with International Financial Reporting Standards) (按國際財務報告準則編製)
For the year ended 31 December 2010 截至二零一零年十二月三十一日止年度

3. FINANCIAL RISK MANAGEMENT (continued)

(a) Financial risk factors (continued)

(ii) Interest rate risk

The Group's interest-rate risk primarily arises from borrowings and obligations under finance leases. Borrowings issued at variable rates expose the Group to cash flow interest-rate risk. Borrowings issued at fixed rates expose the Group to fair value interest-rate risk. During the year ended 31 December 2010, the Group's borrowings and obligations under finance leases at variable rates were primarily denominated in US dollars. The interest rates and terms of repayment of borrowings made to the Group and interest rate swaps are disclosed in Notes 32 and 38(a) to the financial statements.

To hedge against the variability in the cash flows arising from a change in market interest rates, the Group has entered into certain interest rate swaps to swap variable rates into fixed rates.

The following table details the interest rate profiles of the Group's and the Company's interest-bearing financial instruments at the balance sheet date.

3. 金融風險管理(續)

(a) 金融風險因素(續)

(ii) 利率風險

本集團的利率風險主要來自借款及融資租賃負債。按變動利率借入的借款令本集團承受現金流量利率風險。按固定利率借入的借款令本集團承受公允值利率風險。於二零一零年十二月三十一日，本集團按浮動利率借入的借款及融資租賃負債主要為美元。利率、集團的借款償還條款以及利率掉期披露於財務報告的附註32和附註38(a)。

為了對沖由於市場利率變化所引起的現金流變動，本集團透過一定的利率掉期合約將浮動利率轉化為固定利率。

下表顯示了集團及公司在財務報告日的帶息金融工具的概況。

		Group 集團		Company 公司	
		2010 二零一零年 *RMB'000* 人民幣千元	2009 二零零九年 *RMB'000* 人民幣千元	**2010 二零一零年 *RMB'000* 人民幣千元**	2009 二零零九年 *RMB'000* 人民幣千元
Floating rate instruments	**浮動利率工具**				
Cash and cash equivalents	現金及現金等價物	**3,067,661**	1,730,991	**844,084**	1,114,768
Borrowings	借款	**(32,088,011)**	(22,477,854)	**(26,133,256)**	(18,790,618)
Obligation under finance leases	融資租賃負債	**(19,208,333)**	(19,241,091)	**(15,877,872)**	(17,174,080)
Interest rate swaps at notional amount	利率互換合約名義本金	**4,048,530**	2,179,378	**4,048,530**	2,179,378
		(44,180,153)	(37,808,576)	**(37,118,514)**	(32,670,552)

		Group 集團		Company 公司	
		2010 二零一零年 *RMB'000* 人民幣千元	2009 二零零九年 *RMB'000* 人民幣千元	**2010 二零一零年 *RMB'000* 人民幣千元**	2009 二零零九年 *RMB'000* 人民幣千元
Fixed rate instruments	**固定利率工具**				
Borrowings	借款	**(6,477,646)**	(2,857,095)	**(4,455,859)**	(2,331,095)
Obligation under finance leases	融資租賃負債	–	(129,144)	–	(129,144)
Interest rate swaps at notional amount	利率互換合約名義本金	**375,434**	466,817	**375,434**	466,817
		(6,102,212)	(2,519,422)	**(4,080,425)**	(1,993,422)

3. FINANCIAL RISK MANAGEMENT (continued)

(a) Financial risk factors (continued)

(ii) Interest rate risk (continued)

The following table indicates the approximate change in the Group's profit and loss and other components of equity if interest rate had been 25 basis points higher with all other variables held constant.

3. 金融風險管理(續)

(a) 金融風險因素(續)

(ii) 利率風險(續)

下表顯示了在其他變量保持穩定的情況下，若利率上升25個基準點對集團及公司的損益以及權益的其他組成部份的影響。

		2010 二零一零年		2009 二零零九年	
		Effect on profit and loss 對損益的影響 *RMB'000 人民幣千元*	**Effect on other components of equity 對權益其他部分的影響 *RMB'000 人民幣千元***	Effect on profit and loss 對損益的影響 *RMB'000 人民幣千元*	Effect on other components of equity 對權益其他部分的影響 *RMB'000 人民幣千元*
Floating rate instruments	浮動利率工具	**(110,424)**	**(10,121)**	(94,441)	(10,952)

(iii) Fuel price risk

The Group's results of operations may be significantly affected by fluctuations in fuel prices which is a significant expense component for the Group. Aircraft fuel accounts for 31% of the Group's operating expenses (2009: 32%). The Group has entered into certain financial derivatives to hedge against fuel price risk. Details of crude oil option contracts are disclosed in Note 38(c) to the financial statements.

For the year ended 31 December 2010, if fuel price had been 5% higher/lower with all other variables held constant (excluding the impact of crude oil option contracts), the Group's fuel cost would have been RMB1,081 million higher/lower.

(iii) 航油價格風險

由於航油為本集團一項主要營運支出，因此本集團的業績容易受到航油價格波動所影響。航油支出佔集團營運支出的31%(二零零九年：32%)。本集團通過某些金融衍生工具來對沖航油價格風險。原油期權合約的詳情披露於財務報告的附註38(c)。

於二零一零年十二月三十一日止年度，在其他變量保持不變的情況下(不包括原油期權的影響)，倘若平均航油價格上升／降低5%，本集團航油成本將上升／降低人民幣10.81億元。

(iv) Credit risk

The Group's credit risk is primarily attributable to cash and cash equivalents, derivative financial instruments and deposits with banks and financial institutions, as well as credit exposures to sales agents. The Group has a credit policy in place to monitor the exposures to these credit risks on an on-going basis.

(iv) 信貸風險

本集團的信貸風險主要歸於現金及現金等價物，衍生金融工具，在銀行及其他金融機構的存款以及銷售代理人的信貸風險。本集團通過一套適當的信貸政策對其信貸風險進行持續的監管。

3. FINANCIAL RISK MANAGEMENT (continued)

(a) Financial risk factors (continued)

(iv) Credit risk (continued)

The Group has policies in place to ensure that sales of blank tickets are only made available to sales agents with an appropriate credit history. A major portion of sales are conducted through sales agents and the majority of these agents are connected to various settlement plans and/or clearing systems which impose requirements on the credit standing.

A significant portion of the Group's air tickets are sold by sales agents participating in the Billing and Settlements Plan ("**BSP**"), a clearing system between airlines and sales agents organised by the International Air Transportation Association. The balance due from BSP agents amounted to approximately RMB804 million as at 31 December 2010 (2009: approximately RMB560 million).

Except for the above, the Group has no significant concentration of credit risk, with the exposure spreading over a number of counterparties.

Further quantitative disclosures in respect of the Group's exposure to credit risk arising from trade receivables are set out in Note 26.

The Group's cash management policy is to deposit cash and cash equivalents mainly in state-owned banks and other banks, which are highly rated by an international credit rating company. The Group also deposits cash and cash equivalents in an associate financial institution owned by its holding company (Note 46(c)(iii)). The management does not expect any loss to arise from non-performance by these banks and the financial institution.

Transactions in relation to derivative financial instruments are only carried out with financial institutions of high reputation. The Group has policies that limit the amount of credit exposure to any one financial institution. Management does not expect any losses from non-performance by these banks.

3. 金融風險管理(續)

(a) 金融風險因素(續)

(iv) 信貸風險(續)

本集團已有既定政策只將空白機票提供予有良好信貸記錄的銷售代理人。本集團大部份銷售通過代理人進行，並且大部份代理人均已參與各種結算計劃或結算系統，這些系統對信貸均有嚴格的要求。

本集團的應收賬款中大部份為應收參與「**開賬與結算計畫**」(「**BSP**」)的代理人的款項，它是國際航協建立的供航空公司和代理人之間使用的銷售結算系統。於二零一零年十二月三十一日，本集團應收BSP代理人的款項約為人民幣8.04億元(二零零九年：人民幣5.60億元)。

除上述事項外，本集團並無重大集中信貸風險，並分散於眾多客戶。

本集團其他應收賬款引起信貸風險披露於註釋26。

本集團在管理現金及現金等價物時，主要是將其存放於國有銀行及其他一些銀行，國際信用評級機構對這些銀行有很高的信用等級評價。同時，集團還將現金及現金等價物存放於其控股股東控制的金融財務機構(附註46(c)(iii))。管理層認為不會從這些銀行和金融機構中承擔任何不履約所造成的損失。

衍生金融工具交易只與高信譽金融機構進行。在報告期內，並無信貸超出所定限額，而管理層亦不預期因此等對方任何不履約的行為而產生虧損。

3. FINANCIAL RISK MANAGEMENT (continued)

(a) Financial risk factors (continued)

(v) Liquidity risk

The Group's primary cash requirements have been for additions of and upgrades to aircraft, engines and flight equipment and payments on related borrowings. The Group finances its working capital requirements through a combination of funds generated from operations and both short and long term bank loans. The Group generally finances the acquisition of aircraft through long-term finance leases and bank loans.

The Group operates with a working capital deficit. As at 31 December 2010, the Group's net current liabilities amounted to RMB27,184 million (2009: RMB28,648 million). For the year ended 31 December 2010, the Group recorded a net cash inflow from operating activities of RMB10,641 million (2009: inflow RMB3,429 million), a net cash outflow from investing activities and financing activities of RMB9,285 million (2009: outflow RMB5,150 million), and an increase in cash and cash equivalents of RMB1,356 million (2009: decrease RMB1,721 million).

The Directors of the Company believe that cash from operations and short and long term bank borrowings will be sufficient to meet the Group's operating cash flow. Due to the dynamic nature of the underlying businesses, the Group's treasury policy aims at maintaining flexibility in funding by keeping credit lines available. The Directors of the Company believe that the Group has obtained sufficient general credit facilities from PRC banks for financing future capital commitments and for working capital purposes (see Note 2(a)).

3. 金融風險管理(續)

(a) 金融風險因素(續)

(v) 流動資金風險

本集團的主要現金需求用於飛機、發動機及飛行設備的添置或改良 及償還其相關貸款或負債。本集團通過營運業務及銀行短期及長期貸款所得的綜合資金來滿足其營運資金的需求。本集團通常以融資租賃和銀行貸款的方式來購買飛機。

本集團是在淨流動負債下經營，於二零一零年十二月三十一日，本集團淨流動負債為人民幣271.84億元(2009：人民幣286.48億元)。於二零一零年十二月三十一日止年度，本集團錄得的經營活動現金淨流入約為人民幣106.41億元(二零零九年：人民幣34.29億元)，投資活動及融資活動的淨現金流出約為人民幣92.85億元(二零零九年：流出人民幣51.50億元)，現金及現金等價物增加約人民幣13.56億元(二零零九年：減少人民幣17.21億元)。

本公司董事認為本集團將可通過營運及銀行短期貸款取得足夠的營運資金。由於行業的性質多變，本集團透過保留已承諾的信用額以取得較靈活的籌資方法。本公司董事相信本集團已向中國境內銀行獲得充足的信貸額度，用以應付未來資本性開支及日常營運所需資金(附註2(a))。

3. FINANCIAL RISK MANAGEMENT (continued) 3. 金融風險管理(續)

(a) Financial risk factors (continued) (a) 金融風險因素(續)

(v) Liquidity risk (continued) *(v) 流動資金風險(續)*

Management monitors rolling forecasts of the Group's liquidity reserves on the basis of expected cash flows.

The table below analyses the Group's and the Company's financial liabilities that will be settled into relevant maturity groupings based on the remaining period at the balance sheet to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows. Balances due within 12 months equal their carrying balances, as the impact of discounting is not significant.

管理層根據預期現金流量，監控集團的流動資金儲備的滾存預測。

下表顯示本集團的財務負債及以淨額基準結算的金融負債，按照相關的到期組別，根據由資產負債表日至合約到期日的剩餘期間進行分析。在表內披露的金額為合約性未貼現的現金流量。由於貼現的影響不大，故此在12個月內到期的結餘相等於其賬面值。

		Group 集團			
		Less than 1 year 1年以下 *RMB'000 人民幣千元*	**Between 1 and 2 years 1至2年內** *RMB'000 人民幣千元*	**Between 2 and 5 years 2至5年內** *RMB'000 人民幣千元*	**Over 5 years 5年以上** *RMB'000 人民幣千元*
At 31 December 2010	二零一零年十二月三十一日				
Borrowings	借款	**16,113,516**	**8,591,821**	**9,140,195**	**6,729,831**
Derivative financial instruments	金融衍生工具	**61,857**	**4,920**	**131,903**	**117,727**
Obligations under finance leases	融資租賃負債	**2,476,451**	**2,539,816**	**7,498,600**	**8,359,802**
Trade and other payables	應付賬款及其他應付款	**18,151,076**	**8,830**	**336,761**	**314,944**
Total	**總額**	**36,802,900**	**11,145,387**	**17,107,459**	**15,522,304**
At 31 December 2009	二零零九年十二月三十一日				
Borrowings	借款	12,886,380	3,174,883	6,523,487	4,356,734
Derivative financial instruments	金融衍生工具	1,006,286	12,095	6,364	104,886
Obligations under finance leases	融資租賃負債	2,466,415	2,388,362	7,405,048	8,752,687
Trade and other payables	應付賬款及其他應付款	17,311,295	9,104	313,092	364,172
Total	總額	33,670,376	5,584,444	14,247,991	13,578,479

3. FINANCIAL RISK MANAGEMENT (continued) 3. 金融風險管理(續)

(a) Financial risk factors (continued) (a) 金融風險因素(續)

(v) Liquidity risk (continued) *(v) 流動資金風險(續)*

		Company 公司			
		Less than 1 year 1年以下 *RMB'000* 人民幣千元	Between 1 and 2 years 1至2年內 *RMB'000* 人民幣千元	Between 2 and 5 years 2至5年內 *RMB'000* 人民幣千元	Over 5 years 5年以上 *RMB'000* 人民幣千元
At 31 December 2010	二零一零年十二月三十一日				
Borrowings	借款	**13,078,606**	**7,077,711**	**7,010,991**	**4,977,282**
Derivative financial instruments	金融衍生工具	**61,857**	**4,920**	**131,903**	**117,727**
Obligations under finance leases	融資租賃負債	**2,084,165**	**2,137,332**	**6,251,938**	**6,854,100**
Trade and other payables	應付賬款及其他應付款	**14,552,006**	**8,830**	**268,526**	**314,944**
Total	**總額**	**29,776,634**	**9,228,793**	**13,663,358**	**12,264,053**
At 31 December 2009	二零零九年十二月三十一日				
Borrowings	借款	10,651,723	2,752,994	5,549,696	3,427,752
Derivative financial instruments	金融衍生工具	1,006,286	12,095	6,364	104,886
Obligations under finance leases	融資租賃負債	2,213,131	2,130,374	6,600,565	7,802,646
Trade and other payables	應付賬款及其他應付款	15,563,933	9,104	232,043	364,172
Total	總額	29,435,073	4,904,567	12,388,668	11,699,456

NOTES TO THE FINANCIAL STATEMENTS
財務報表附註

(Prepared in accordance with International Financial Reporting Standards) (按國際財務報告準則編製)
For the year ended 31 December 2010 截至二零一零年十二月三十一日止年度

3. FINANCIAL RISK MANAGEMENT (continued)

(b) Capital risk management

The Group's objectives when managing capital are to safeguard the Group's ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

The Group monitors capital on the basis of the gearing ratio, which is calculated as total liabilities divided by total assets. The gearing ratios at 31 December 2010 and 2009 were as follows:

3. 金融風險管理(續)

(b) 資本風險管理

本集團的資本管理政策，是保障集團能繼續營運，以為股東提供回報和為其他權益持有者提供利益，同時維持最佳的資本結構以減低資本成本。

為了維持或調整資本結構，本集團可能會調整支付予股東的股息數額、向股東分派的資本返還、發行新股或出售資產以減低債務。

本集團利用資產負債率監察其資本，此比率按照總負債除以總資產計算。在二零一零年及二零零九年十二月三十一日，資產負債率如下：

		2010 **二零一零年** ***RMB'000*** ***人民幣千元***	2009 二零零九年 *RMB'000* *人民幣千元*
Total liabilities	總負債	**86,771,830**	70,175,211
Total assets	總資產	**103,333,716**	71,851,392
Gearing ratio	資產負債率	**0.84**	0.98

(c) Fair value estimation of financial assets and liabilities

Effective 1 January 2009, the Group adopted the amendment to IFRS 7 for financial instruments that are measured in the balance sheet at fair value, this requires disclosure of fair value measurements by level of the following fair value measurement hierarchy:

- Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1).
- Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 2).
- Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (level 3).

(c) 金融資產和金融負債的公允值評估

由二零零九年一月一日起，本集團採納國際財務報告準則第7號有關金融工具在資產負債表按公允價值計量的修改，其規定按下列公允價值計量架構披露公允價值計量：

- 相同資產或負債在活躍市場的報價(未經調整)(第1層)。
- 除了第1層所包括的報價外，該資產和負債的可觀察的其他輸入，可為直接(即例如價格)或間接(即源自價格)(第2層)。
- 資產和負債並非依據可觀察市場數據的輸入(即非可觀察輸入)(第3層)。

3. FINANCIAL RISK MANAGEMENT (continued)

(c) Fair value estimation of financial assets and liabilities (continued)

The following table presents the Group's assets and liabilities that are measured at fair value at 31 December 2010 and 31 December 2009.

3. 金融風險管理(續)

(c) 金融資產和金融負債的公允值評估(續)

下表顯示本集團資產和負債按二零一零年及二零零九年十二月三十一日計量的公允價值。

		Group 集團			
		Level 1 第1層 RMB'000 人民幣千元	Level 2 第2層 RMB'000 人民幣千元	Level 3 第3層 RMB'000 人民幣千元	Total 總計 RMB'000 人民幣千元
At 31 December 2010	二零一零年十二月三十一日				
Assets	資產				
Derivative financial instruments	金融衍生工具				
– Crude oil option contracts (Note 38(c))	– 原油期權合約 (附註38(c))	–	18,970	–	18,970
– Interest rate swaps (Note 38(a))	– 利率互換合約 (附註38(a))	–	52,081	–	52,081
Available-for-sale financial assets	可供出售金融資產	5,469	–	236,536	242,005
Total	總額	5,469	71,051	236,536	313,056
Liabilities	負債				
Derivative financial instruments	金融衍生工具				
– Crude oil option contracts (Note 38(c))	– 原油期權合約 (附註38(c))	–	48,612	–	48,612
– Interest rate swaps (Note 38(a))	– 利率互換合約 (附註38(a))	–	191,247	–	191,247
– Forward foreign exchange contracts (Note 38(b))	– 外匯遠期合約 (附註38(b))	–	76,548	–	76,548
Total	總額	–	316,407	–	316,407

		Group 集團			
		Level 1 第1層 RMB'000 人民幣千元	Level 2 第2層 RMB'000 人民幣千元	Level 3 第3層 RMB'000 人民幣千元	Total 總計 RMB'000 人民幣千元
At 31 December 2009	二零零九年十二月三十一日				
Assets	資產				
Derivative financial instruments	金融衍生工具				
– Crude oil option contracts (Note 38(c))	– 原油期權合約 (附註38(c))	–	3,490	–	3,490
Available-for-sale financial assets	可供出售金融資產	–	–	57,269	57,269
Total	總額	–	3,490	57,269	60,759
Liabilities	負債				
Derivative financial instruments	金融衍生工具				
– Crude oil option contracts (Note 38(c))	– 原油期權合約 (附註38(c))	–	897,744	–	897,744
– Interest rate swaps (Note 38(a))	– 利率互換合約 (附註38(a))	–	154,871	–	154,871
– Forward foreign exchange contracts (Note 38(b))	– 外匯遠期合約 (附註38(b))	–	77,016	–	77,016
Total	總額	–	1,129,631	–	1,129,631

3. FINANCIAL RISK MANAGEMENT (continued) 3. 金融風險管理(續)

(c) Fair value estimation of financial assets and liabilities (continued) (c) 金融資產和金融負債的公允值評估(續)

		Company 公司			
		Level 1 第1層 *RMB'000* 人民幣千元	**Level 2 第2層 *RMB'000* 人民幣千元**	**Level 3 第3層 *RMB'000* 人民幣千元**	**Total 總計 *RMB'000* 人民幣千元**
At 31 December 2010	**二零一零年十二月三十一日**				
Assets	**資產**				
Derivative financial instruments	金融衍生工具				
– Crude oil option contracts *(Note 38(c))*	– 原油期權合約 *(附註38(c))*	–	18,970	–	18,970
– Interest rate swaps *(Note 38(a))*	– 利率互換合約 *(附註38(a))*	–	52,081	–	52,081
Available-for-sale financial assets	可供出售金融資產	3,672	–	220,057	223,729
Total	**總額**	3,672	71,051	220,057	294,780
Liabilities	**負債**				
Derivative financial instruments	金融衍生工具				
– Crude oil option contracts *(Note 38(c))*	– 原油期權合約 *(附註38(c))*	–	48,612	–	48,612
– Interest rate swaps *(Note 38(a))*	– 利率互換合約 *(附註38(a))*	–	191,247	–	191,247
– Forward foreign exchange contracts *(Note 38(b))*	– 外匯遠期合約 *(附註38(b))*	–	76,548	–	76,548
Total	**總額**	–	316,407	–	316,407

		Company 公司			
		Level 1 第1層 *RMB'000* 人民幣千元	Level 2 第2層 *RMB'000* 人民幣千元	Level 3 第3層 *RMB'000* 人民幣千元	Total 總計 *RMB'000* 人民幣千元
At 31 December 2009	二零零九年十二月三十一日				
Assets	資產				
Derivative financial instruments	金融衍生工具				
– Crude oil option contracts *(Note 38(c))*	– 原油期權合約 *(附註38(c))*	–	3,490	–	3,490
Available-for-sale financial assets	可供出售金融資產	–	–	57,269	57,269
Total	總額	–	3,490	57,269	60,759
Liabilities	負債				
Derivative financial instruments	金融衍生工具				
– Crude oil option contracts *(Note 38(c))*	– 原油期權合約 *(附註38(c))*	–	897,744	–	897,744
– Interest rate swaps *(Note 38(a))*	– 利率互換合約 *(附註38(a))*	–	154,871	–	154,871
– Forward foreign exchange contracts *(Note 38(b))*	– 外匯遠期合約 *(附註38(b))*	–	77,016	–	77,016
Total	總額	–	1,129,631	–	1,129,631

3. FINANCIAL RISK MANAGEMENT (continued)

(c) Fair value estimation of financial assets and liabilities (continued)

The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm's length basis. The quoted market price used for financial assets held by the Group is the current bid price.

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. These valuation techniques maximise the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, these instruments are included in level 2 of the above table.

If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.

Specific valuation techniques used to value financial instruments include:

- Quoted market prices or dealer quotes for similar instruments.
- The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows based on observable yield curves.
- The fair value of forward foreign exchange contracts is determined using forward exchange rates at the balance sheet date, with the resulting value discounted back to present value.
- Other techniques, such as discounted cash flow analysis, are used to determine fair value for the remaining financial instruments.

3. 金融風險管理(續)

(c) 金融資產和金融負債的公允值評估(續)

在活躍市場買賣的金融工具的公允價值根據資產負債表日的市場報價列賬。當報價可即時和定期從證券交易所、交易商、經紀、業內人士、定價服務者或監管代理獲得，而該等報價代表按公平交易基準進行的實際和常規市場交易時，該市場被視為活躍。本集團持有的金融資產的市場報價為當時買方報價。

沒有在活躍市場買賣的金融工具(例如場外衍生工具)的公允價值利用估值技術釐定。估值技術儘量利用可觀察市場數據(如有)，儘量少依賴主體的特定估計。如計算一金融工具的公允價值所需的所有重大輸入為可觀察數據，則該金融工具列入第2層。

如一項或多項重大輸入並非根據可觀察市場數據，則該金融工具列入第3層。

用以估值金融工具的特定估值技術包括：

- 同類型工具的市場報價或交易商報價。
- 利率掉期的公允價值根據可觀察收益率曲線，按估計未來現金流量的現值計算。
- 遠期外匯合同的公允價值利用資產負債表日期的遠期匯率釐定，而所得價值折算至現值。
- 其他技術，例如折算現金流量分析，用以釐定其餘金融工具的公允價值。

4. CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Estimates and judgments used in preparing the financial statements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

(a) Estimated impairment of property, plant and equipment and intangible assets

The Group tests whether property, plant and equipment and intangible assets have been impaired in accordance with the accounting policy stated in Note 2(m) to the financial statements. The recoverable amounts of cash generating units have been determined based on fair value less cost to sell and value-in-use calculations. Value-in-use calculations use cash flow projections based on financial budgets approved by management and certain key assumptions, such as passenger-kilometres yield level, load factor, aircraft utilisation rate and discount rates, etc.

(b) Fair value of non-current assets held for sale

Non-current assets held for sale are stated the lower of carrying amount and fair value less costs to sell in accordance with the accounting policy stated in Note 2(n). The fair value of non-current assets has been determined by reference to the estimated market value and/or available price quotes provided by the potential buyers.

(c) Revenue recognition

The Group recognises traffic revenues in accordance with the accounting policy stated in Note 2(e) to the financial statements. Unused tickets are recognised in traffic revenues based on current estimates. Management annually evaluates the balance in the SIAC and records any adjustments, which can be material, in the period the evaluation is completed.

These adjustments result from differences between the estimates of certain revenue transactions and the timing of recognising revenue for any unused air tickets and the related sales price, and are impacted by various factors, including a complex pricing structure and interline agreements throughout the industry, which affect the timing of revenue recognition.

4. 重要會計估計及判斷

編製財務報表時所採用的估計和判斷會被根據過往經驗和其他因素持續進行評估，包括在有關情況下相信對未來事件的合理預測。本集團對未來作出估計和假設。會計估計如其定義，很少會與其實際結果相同。很大機會導致下個財政年度的資產和負債的賬面值作出重大調整的估計和假設討論如下：

(a) 預計物業、機器及設備和無形資產減值

根據財務報表附註2(m)所述的會計政策，本集團須測試物業、機器及設備及無形資產是否出現減值。現金產生單元的可收回金額按照公允價值扣除銷售成本以及使用價值計算而釐定。該使用價值是根據經管理層批准的財務預算及相關假設，例如客運公里收入水準、載運率、飛機利用率及貼現率等，計算所得。

(b) 持有待售非流動資產的公允價值

根據附註2(n)所述的會計政策，持有待售的非流動資產按照賬面值及公允價值減出售成本孰低計價。持有待售非流動資產的公允價值是通過參考市場評估價值和／或潛在購買者提供的價格來決定的。

(c) 收入的確認

根據附註2(e)所述的會計政策，本集團於提供運輸服務時確認為客運、貨運與郵運收入。未被使用的客票於管理層認為承運責任已消除時確認為收入。管理層定期對預售票款進行評估，由評估產生的任何可能重大的調整，均反映在評估完成當期的利潤表中。

此等調整是由於對收入交易的估算、未被使用的客票確認為收入的時間及相關銷售價格的估計不同而產生不同的判斷結果，這受各種因素的影響，包括複雜的價格結構及承運人之間的互運協議，均會影響收入的確認時間。

4. CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (continued)

(d) Frequent flyer programme

The Group operates frequent flyer programmes that provide travel awards to programme members based on accumulated miles. A portion of passengers revenue attributable to the award of frequent flyer benefits is deferred and recognised when the miles have been redeemed or have expired. The deferment of revenue is estimated based on historical trends of redemptions, which is then used to project the expected utilisation of these benefits, and estimated fair values of the unredeemed miles. Different judgements or estimates could significantly affect the estimated provision for frequent flyer programmes and the results of operations.

(e) Depreciation of property, plant and equipment

Depreciation of components related to airframe and engine overhaul costs are based on the Group's historical experience with similar airframe and engine models and taking into account anticipated overhauls costs, timeframe between each overhaul, ratio of actual flying hours and estimated flying hours between overhauls. Different judgments or estimates could significantly affect the estimated depreciation charge and the results of operations.

Except for components related to airframe and engine overhaul costs, other property, plant and equipment are depreciated on a straight-line basis over the estimated useful lives, after taking into account the estimated residual value. The useful lives are based on the Group's historical experience with similar assets and taking into account anticipated technological changes. The Group reviews the estimated useful lives of assets regularly in order to determine the amount of depreciation expense to be recorded during any reporting period. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates.

(f) Provision for costs of return condition checks for aircraft and engines under operating leases

Provision for the estimated costs of return condition checks for aircraft and engines under operating leases is made based on the estimated costs for such return condition checks and taking into account anticipated flying hours, flying cycle and timeframe between each overhaul. These judgments or estimates are based on historical experience on returning similar airframe and engine models, actual costs incurred and aircraft and engines status. Different judgments or estimates could significantly affect the estimated provision for costs of return condition checks.

4. 重要會計估計及判斷(續)

(d) 常旅客計劃

本公司的常旅客計劃根據會員累計的里程給予對應的獎勵積分。獎勵積分被兑換或者失效之前，與獎勵積分相關的承運票款收入部分會被遞延。遞延收入乃根據歷史積分的兑換情況估計未來積分的兑換率及未兑換里程的公允價值而釐定，不同的判斷或估計對預計的常旅客計劃撥備及當期損益有重大影響。

(e) 物業、機器及設備的折舊

對與自購及融資租賃飛機及發動機大修相關的替換件，本集團根據預計的大修費用以及大修之間的時間間隔、飛行小時或飛行循環計提折舊，該等估計是根據以往相同或相似型號的飛機及發動機的飛行及大修歷史經驗進行的。不同的估計可能會影響其折舊金額進而影響當期損益。

除機身和發動機相關的大修費用外，其他物業、機器及設備在考慮其估計殘值後按預計使用年限以直線法計提折舊。可使用年限是本集團根據以往同類資產的經驗並結合預期的技術改變確定。本集團定期審閱資產的預計可使用年限，以確定在任何報告期間折舊費用的準確記錄。如果估計發生重大變化，集團會對未來期間的折舊費用進行調整。

(f) 經營性租賃飛機及發動機的退租檢修準備

經營性租賃飛機及發動機的退租檢修準備是按退租時所需進行的指定檢修的估計費用計提。該等估計費用需要對預計的飛行小時、飛行循環、大修時間間隔及退租時可能發生的修理費用進行估計。這些估計在相當大程度上是根據過去相同或類似飛機及發動機型號的退租經驗、實際發生的大修費用，以及飛機及發動機使用狀況的歷史數據進行的。不同的判斷或估計對預計的退租檢修準備有重大影響。

4. CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (continued)

(g) Retirement benefits

The Group operates and maintains defined retirement benefit plans which provide retirees with benefits including transportation subsidies, social activity subsidies as well as other welfare. The cost of providing the aforementioned benefits in the defined retirement benefit plan is actuarially determined and recognised over the employees' service period by utilising various actuarial assumptions and using the projected unit credit method in accordance with the accounting policy stated in Note 2(x) to the financial statements. These assumptions include, without limitation, the selection of discount rate, annual rate of increase of per capita benefit payment and employees' turnover rate. The discount rate is based on management's review of local high quality corporate bonds. The annual rate of increase of benefit payments is based on the general local economic conditions. The employees' turnover rate is based on historical trends of the Group. Additional information regarding the retirement benefit plans is disclosed in Note 36 to the financial statements.

(h) Deferred income tax

In assessing the amount of deferred tax assets that need to be recognised in accordance with the accounting policy stated in Note 2(j) to the financial statements, the Group considers future taxable income and ongoing prudent and feasible tax planning strategies. In the event that the Group's estimates of projected future taxable income and benefits from available tax strategies are changed, or changes in current tax regulations are enacted that would impact the timing or extent of the Group's ability to utilise the tax benefits of net operating loss carry forwards in the future, adjustments to the recorded amount of net deferred tax assets and taxation expense would be made.

(i) Valuation of acquisition price

The Company issued its A shares to effect the acquisition of Shanghai Airlines during the year ended 31 December 2010 (Note 44). The fair value of the shares at the acquisition date is determined based on the quoted market price of the Company's share issued as of the date closest to the acquisition date with adjustments to reflect restrictions specific to certain shares issued. Significant assumptions used when made adjustments for the value of those restricted shares. Changes to these assumptions may impact the initial recognised goodwill.

4. 重要會計估計及判斷(續)

(g) 退休福利

本集團實施及保持的定利退休福利計劃包括為退休僱員提供交通津貼、社交活動津貼以及其他福利。如附註2(x)所示,提供的上述定利退休福利計劃下的福利費用根據各種精算假設按單位貸記法計算,並在僱員的服務期內確認。這些假設包括,但不限於折現率、人均福利的年增長率及僱員流失率等。折現率是在管理層對當地高品質企業基金審閱的基礎上確定的,人均福利的年增長率取決於當地經濟狀況,僱員流失率是根據本集團歷史趨勢確定的。關於僱員退休福利計劃的其他情況見附註36。

(h) 遞延稅項

根據財務報表附註2(j)所述的會計政策,在考慮確認遞延所得稅資產的金額時,本集團會考慮預計未來應課稅溢利及可行的持續稅項計劃策略。在有證據顯示本集團的預計未來應課稅溢利及適用的稅項計劃策略的利益有變時,或在現行稅法的改變對本集團的稅務虧損結餘沖銷未來應課稅溢利的可用性有變時,本集團會調整已確認的遞延所得稅淨資產及所得稅費用。

(i) 合併對價的價值

本公司於二零一零年度通過發行本公司A股股票完成對上航股份的收購(附註44)。該等股票的公允價值依據於最近於購買日之交易日的公開市場報價,並對若干有限售條件的流通股進行調整後確定。在對若干有限售條件的流通股的價值進行調整時需要運要重大假設。該等假設的變化將會影響商譽的初始確認金額。

4. CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (continued)

(j) Purchase price allocation for business combination

Accounting for business acquisitions require the Group to allocate the cost of the acquisition to the specific assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. In connection with the acquisition of Shanghai Airlines, the Company undertakes a process to identify all assets and liabilities acquired, including any identified intangible assets where appropriate. The judgements made in identifying all acquired assets, determining the estimated fair value assigned to each class of assets acquired and liabilities assumed, as well as assets useful lives, may materially impact the Group's financial position and results of operation. In determining the fair values of the identifiable assets acquired and liabilities assumed, a valuation was conducted by an independent valuer and estimated fair values are based on information available near the acquisition date and on expectations and assumptions that have been deemed reasonable by management.

There are several methods that can be used to determine the fair value of assets acquired and liabilities assumed. The purchase accounting adjustment relate primarily to the aircraft and engines and land use right which is valued by using market value approach.

4. 重要會計估計及判斷(續)

(j) 企業合併成本分攤

根據購買法，本集團需將合併成本根據所收購特定資產及負債於收購日的公允價值進行分配。就收購上航股份，本公司實施了流程以識別所有收購的資產及負債，包括任何可識別的無形資產(如適用)。在識別所收購資產、決定分配至所收購資產及負債的公允價值以及決定資產的可使用年限的過程中，本公司需運用若干判斷並且可能對公司的財務狀況及營運業績產生重大影響。為確定可識別所收購的資產及負債之公允價值，公司聘用獨立評估師對所收購之資產及負債進行了評估，所評估的公允價值乃基於本公司管理層認為於近於收購日合理的預期及假設。

確定所收購資產及負債的公允價值存在多種方法。本次購買法調整主要與土地使用權及飛機及發動機相關，其公允價值按市場價值確定。

5. REVENUES

5. 收入

The Group is principally engaged in the operation of civil aviation, including the provision of passenger, cargo, mail delivery, tour operations and other extended transportation services.

本集團主要經營民航業務，包括客運、貨運、郵運、旅遊業務及其他延伸運輸服務。

		Group 集團	
		2010	2009
		二零一零年	二零零九年
		RMB'000	*RMB'000*
		人民幣千元	*人民幣千元*
Traffic revenues	運輸收入	**67,390,909**	36,924,830
– Passenger	–客運	**58,968,019**	32,800,411
– Cargo and mail	–貨運及郵運	**8,422,890**	4,124,419
Ground service income	地面服務收入	**1,957,610**	974,732
Tour operations income	旅遊服務收入	**1,932,510**	–
Cargo handling income	貨物處理收入	**673,329**	296,827
Commission income	佣金收入	**460,259**	206,137
Others	其他	**1,389,042**	587,133
		73,803,659	38,989,659

Note:

Pursuant to the relevant tax rules and regulations in the PRC, the major elements of the Group's traffic revenues, ground service income, tour operations income, cargo handling income, commission income and other revenues are generally subject to business tax levied at rates of 3% or 5%.

Pursuant to the notice of exemption of business tax on the provision of international transportation services (Cai Shui [2010] No. 8) jointly issued by Ministry of Finance and the State Administration of Taxation, the Group's revenues from the provision of international transportation services are exempt from business tax from 1 January 2010.

The business tax incurred and set off against the above Group's revenues for the year ended 31 December 2010 amounted to approximately RMB1,463 million (2009: approximately RMB1,019 million).

註釋：

根據中國各種營業稅規則及條例的規定，本集團絕大部分的運輸收入，地面服務收入，旅遊服務收入，貨物處理收入，佣金收入及其他收入需按3%或5%計繳中國營業稅。

根據中華人民共和國財政部、國家稅務總局發出的《財政部、國家稅務總局關於國際運輸勞務免徵營業稅的通知》(財稅[2010]8號)的規定，自二零一零年一月一日起，本集團提供的國際運輸勞務免徵營業稅。

截至二零一零年十二月三十一日止年度，已抵銷上述本集團收入的營業稅約為人民幣14.63億元(二零零九年：人民幣10.19億元)。

NOTES TO THE FINANCIAL STATEMENTS
財務報表附註

(Prepared in accordance with International Financial Reporting Standards)(按國際財務報告準則編製)
For the year ended 31 December 2010 截至二零一零年十二月三十一日止年度

6. OTHER OPERATING INCOME
6. 其他營業收入

		Group 集團	
		2010 二零一零年 RMB'000 人民幣千元	2009 二零零九年 RMB'000 人民幣千元
Other operating income	**其他營業收入**		
– Refund of civil aviation infrastructure levies *(Note (a))*	一民航基礎設施建設基金返還(*註釋(a)*)	**–**	831,749
– Other government subsidies *(Note (b))*	一其他政府補貼(*註釋(b)*)	**658,620**	456,268
		658,620	1,288,017

Note:

(a) Pursuant to Cai Jian (2009) No. 4 issued by Ministry of Finance and Civil Aviation Administration of China in 2009, the civil aviation infrastructure levies collected from PRC domestic airlines for the period from 1 July 2008 to 30 June 2009 would be refunded. The amount for the year ended 31 December 2009 represented the refunds of civil aviation infrastructure levies received by the Group in 2009.

(b) Other government subsidies represent (i) subsidies granted by local governments to the Group; and (ii) other subsidies granted by various local municipalities to encourage the Group to operate certain routes to cities where these municipalities are located.

註釋:

(a) 根據財政部及中國民用航空局於二零零九年發佈的財建[2009] 4號文的規定,自二零零八年七月一日起至二零零九年六月三十日,中國國內航空公司應繳納的民航基礎設施建設基金實行先徵後返政策。二零零九年度補貼收入為本集團於二零零九年度收到及確認應收的民航基礎設施建設基金返還。

(b) 其他政府補貼主要為(i)各地方政府給於本集團的補貼及;(ii)各地方政府為鼓勵本集團經營當地航線而給予的補貼。

7. SEGMENT INFORMATION
7. 分部資料

(a) CODM, office of the General Manager, reviews the Group's internal reporting in order to assess performance and allocate resources.

The Group has one reportable operating segment, reported as "**airline operations**", which are structured and managed separately. The "**airline operations**" comprises the provision of air passenger, air cargo services, mail and ground logistics.

Other services including tour operations, aviation training, air catering and other miscellaneous services are not included within the airline operations segment, as their internal reports are separately provided to the CODM. The results of these operations are included in the "**other segments**" column.

Inter-segment transactions are entered into under normal commercial terms and conditions that would be available to unrelated third parties.

(a) 主要營運決策者(總經理辦公室)透過審閱本集團的內部報告以分析其業績表現及分配資源。

本集團存在一個業務分部,即「**航空業務分部**」,並在結構上分開管理。航空業務分部包括客運、貨運、郵運及地面服務。

對於其他服務,包括旅遊服務、航空培訓、航空餐食以及其他各項業務,由於未包括在向主要營運決策者匯報的航空業務分部報告中,因此未將該等業務納入航空業務報告分部。該等業務的業績併入「**其他業務分部**」。

分部之間的交易按與無關聯協力廠商交易相若的商業條款及條件進行。

NOTES TO THE FINANCIAL STATEMENTS
財務報表附註

(Prepared in accordance with International Financial Reporting Standards)（按國際財務報告準則編製）
For the year ended 31 December 2010 截至二零一零年十二月三十一日止年度

7. SEGMENT INFORMATION (continued)

(a) CODM, office of the General Manager, reviews the Group's internal reporting in order to assess performance and allocate resources. (continued)

In accordance with IFRS 8, segment disclosure has been presented in a manner that is consistent with the information used by the Group's CODM. The Group's CODM monitors the results, assets and liabilities attributable to each reportable segment based on financial results prepared under the PRC Accounting Standards for Business Enterprises (the "**PRC Accounting Standards**"), which differ from IFRS in certain aspects. The amount of each material reconciling items from the Group's reportable segment revenue and profit or loss, arising from different accounting policies are set out in Note 7(c) as below.

The segment results for the year ended 31 December 2010 are as follows:

7. 分部資料（續）

(a) 主要營運決策者（總經理辦公室）透過審閱本集團的內部報告以分析其業績表現及分配資源。（續）

根據國際財務報告準則第8號，分部資料披露的準備方式應與本集團的主要經營決策者使用的資料一致。本集團的主要經營決策者以按中國企業會計準則所編製的財務業績來監控各報告分部的業績、資產及負債，其在某些方面與國際財務報告準則有所不同。每項因本集團的不同會計政策所編製的報告分部收入及稅前利潤的重大調節項目已列示於附註7(c)。

截至二零一零年十二月三十一日止年度的分部業績如下列示：

		Airline operations **航空業務分部** ***RMB'000*** *人民幣千元*	**Other segments** **其他業務分部** ***RMB'000*** *人民幣千元*	**Elimination** **分部間抵銷** ***RMB'000*** *人民幣千元*	**Unallocated*** **未分配項目*** ***RMB'000*** *人民幣千元*	**Total** **合計** ***RMB'000*** *人民幣千元*
Reportable segment revenue from external customers	對外客戶的報告分部收入	**72,029,550**	**2,928,558**	**–**	**–**	**74,958,108**
Inter-segment sales	分部間抵銷	**427,141**	**295,335**	**(722,476)**	**–**	**–**
Reportable segment revenue	報告分部收入	**72,456,691**	**3,223,893**	**(722,476)**	**–**	**74,958,108**
Reportable segment profit before income tax	報告分部稅前利潤	**5,633,323**	**88,407**	**–**	**119,363**	**5,841,093**
Other segment information	其他分部資料					
Depreciation and amortisation	折舊和攤銷費用	**6,916,308**	**69,397**	**–**	**–**	**6,985,705**
Impairment losses	資產減值損失	**425,772**	**1,289**	**–**	**–**	**427,061**
Capital expenditure	資本性支出	**22,752,632**	**336,978**	**–**	**–**	**23,089,610**

The segment results for the year ended 31 December 2009 are as follows:

截至二零零九年十二月三十一日止年度的分部業績如下列示：

		Airline operations 航空業務分部 *RMB'000* *人民幣千元*	Other segments 其他業務分部 *RMB'000* *人民幣千元*	Elimination 分部間抵銷 *RMB'000* *人民幣千元*	Unallocated* 未分配項目* *RMB'000* *人民幣千元*	Total 合計 *RMB'000* *人民幣千元*
Reportable segment revenue from external customers	對外客戶的報告分部收入	39,727,636	103,695	–	–	39,831,331
Inter-segment sales	分部間抵銷	–	126,124	(126,124)	–	–
Reportable segment revenue	報告分部收入	39,727,636	229,819	(126,124)	–	39,831,331
Reportable segment profit before income tax	報告分部稅前利潤	644,307	18,563	–	(22,749)	640,121
Other segment information	其他分部資料					
Depreciation and amortisation	折舊和攤銷費用	5,278,242	54,494	–	–	5,332,736
Impairment losses	資產減值損失	118,022	202	–	–	118,224
Capital expenditure	資本性支出	8,112,355	70,386	–	–	8,182,741

NOTES TO THE FINANCIAL STATEMENTS
財務報表附註

(Prepared in accordance with International Financial Reporting Standards) (按國際財務報告準則編製)
For the year ended 31 December 2010 截至二零一零年十二月三十一日止年度

7. SEGMENT INFORMATION (continued)

7. 分部資料(續)

(a) CODM, office of the General Manager, reviews the Group's internal reporting in order to assess performance and allocate resources. (continued)

(a) 主要營運決策者(總經理辦公室)透過審閱本集團的內部報告以分析其業績表現及分配資源。(續)

The segment assets and liabilities as at 31 December 2010 and 31 December 2009 are as follows:

於二零一零年十二月三十一日和二零零九年十二月三十一日的分部資產和負債列示如下：

		Airline operations 航空業務分部 *RMB'000* *人民幣千元*	Other segments 其他業務分部 *RMB'000* *人民幣千元*	Elimination 分部間抵銷 *RMB'000* *人民幣千元*	Unallocated* 未分配項目* *RMB'000* *人民幣千元*	Total 合計 *RMB'000* *人民幣千元*
At 31 December 2010	於二零一零年十二月三十一日					
Reportable segment assets	報告分部資產	**97,500,563**	**2,045,617**	**(191,907)**	**1,455,844**	**100,810,117**
Reportable segment liabilities	報告分部負債	**83,387,701**	**1,038,146**	**(191,907)**	**–**	**84,233,940**
At 31 December 2009	於二零零九年十二月三十一日					
Reportable segment assets	報告分部資產	69,850,127	1,153,130	(137,660)	1,153,084	72,018,681
Reportable segment liabilities	報告分部負債	68,068,474	474,739	(137,660)	–	68,405,553

* *Unallocated assets primarily represent investments in associates and jointly controlled entities, and available-for-sale financial assets. Unallocated results primarily represent the share of results of associates and jointly controlled entities.*

* *未分配資產主要包括投資於聯營公司、合營公司及可供出售金融資產。未分配業績主要包括攤佔聯營公司及合營公司業績。*

(b) The Group's business segments operate in three main geographical areas, even though they are managed on a worldwide basis.

(b) 本集團之業務分部於三個主要的地理區域經營，儘管其管理是全球性的。

The Group's revenues by geographical segment are analysed based on the following criteria:

本集團分地區分佈之收入分析如下：

(1) Traffic revenue from services within the PRC (excluding the Hong Kong Special Administrative Region ("**Hong Kong**"), Macau Special Administrative Region ("**Macau**") and Taiwan, (collectively known as "**Regional**") is classified as domestic operations. Traffic revenue from inbound and outbound services between the PRC, regional or overseas markets is attributed to the segments based on the origin and destination of each flight segment.

(1) 於中國境內(不包括中國香港特別行政區(「**香港**」)、中國澳門特別行政區(「**澳門**」)及台灣地區(「**台灣**」)，以下統稱「**港澳台地區**」)提供服務所賺取的運輸收入屬於國內業務收入。提供中國與港澳台地區或海外市場間去程及回程服務所賺取的運輸收入按海外航線的始發點或終點劃歸為所屬地區業務收入。

7. SEGMENT INFORMATION (continued) 7. 分部資料(續)

(b) The Group's business segments operate in three main geographical areas, even though they are managed on a worldwide basis. (continued)

(b) 本集團之業務分部於三個主要的地理區域經營，儘管其管理是全球性的。(續)

(2) Revenue from ticket handling services, airport ground services and other miscellaneous services are classified on the basis of where the services are performed.

(2) 提供售票服務收入，機場地勤服務收入及其他不同服務所賺取的收入按提供該服務所在地劃歸為該地區的業務收入。

		Group 集團	
		2010 二零一零年 RMB'000 人民幣千元	2009 二零零九年 RMB'000 人民幣千元
Domestic (the PRC, excluding Hong Kong, Macau and Taiwan)	境內(中國，不包括港澳台地區)	**51,060,489**	27,482,611
Regional (Hong Kong, Macau and Taiwan)	港澳台地區	**3,900,952**	1,986,964
International	國際	**19,996,667**	10,361,756
Total	合計	**74,958,108**	39,831,331

The major revenue-earning assets of the Group are its aircraft, all of which are registered in the PRC. Since the Group's aircraft are deployed flexibly across its route network, there is no suitable basis of allocating such assets and the related liabilities by geography and hence segment assets and capital expenditure by geography have not been presented.

本集團主要收入來源於飛機資產，此等飛機均註冊於中國。由於本集團之飛機可在不同航線中自由使用，沒有將此等資產及相關負債按地區合理分配的基礎，因此並未按照地區來披露資產及資本性出。

(c) Reconciliation of reportable segment revenue, profit, assets and liabilities to the consolidated figures as reported in the consolidated financial statements.

(c) 報告分部收入、分部利潤、分部資產及分部負債與合併財務報表列示之合併數據之差異調節。

			Group 集團	
		Note 附註	**2010 二零一零年 RMB'000 人民幣千元**	2009 二零零九年 RMB'000 人民幣千元
Revenue	收入			
Reportable segment revenue	報告分部收入總額		**74,958,108**	39,831,331
– Reclassification of business tax and expired sales in advance of carriage	－營業稅及逾期預售票款結轉收入的重分類	(i)	**(1,154,449)**	(841,672)
Consolidated revenue	合併收入		**73,803,659**	38,989,659

7. SEGMENT INFORMATION (continued)

7. 分部資料(續)

(c) Reconciliation of reportable segment revenue, profit, assets and liabilities to the consolidated figures as reported in the consolidated financial statements. (continued)

(c) 報告分部收入、分部利潤、分部資產及分部負債與合併財務報表列示之合併數據之差異調節。(續)

		Note 附註	Group 集團 2010 二零一零年 RMB'000 人民幣千元	Group 集團 2009 二零零九年 RMB'000 人民幣千元
Profit before income tax	**稅前利潤**			
Reportable segment profit	報告分部稅前利潤		**5,841,093**	640,121
– Difference in depreciation and impairment charges for aircraft, engines and flight equipment	–飛機、發動機及飛行設備折舊、及減值損失的差異	*(ii)*	**(83,765)**	(64,988)
– Provision for post-retirement benefits	–退休後福利的準備	*(iii)*	**(347,936)**	(334,348)
– Reversal of revaluation surplus relating to land use rights	–沖銷土地使用權評估增值	*(iv)*	**8,420**	8,420
Consolidated profit before income tax	合併稅前利潤		**5,417,812**	249,205

		Note 附註	Group 集團 2010 二零一零年 RMB'000 人民幣千元	Group 集團 2009 二零零九年 RMB'000 人民幣千元
Assets	**資產**			
Reportable segment assets	報告分部資產總額		**100,810,117**	72,018,681
– Difference in depreciation and impairment charges for aircraft, engines and flight equipment	–飛機、發動機及飛行設備折舊及減值損失的差異		**84,147**	167,912
– Reversal of revaluation surplus relating to land use rights	–沖銷土地使用權評估增值	*(iv)*	**(352,206)**	(360,626)
– Difference in intangible asset (goodwill) arising from the acquisition of Shanghai Airlines	–吸收合併上航股份產生的無形資產(商譽)差異	*(v)*	**2,760,665**	–
– Others	–其他		**30,993**	25,425
Consolidated total assets	合併資產總額		**103,333,716**	71,851,392

7. SEGMENT INFORMATION (continued)

7. 分部資料(續)

(c) Reconciliation of reportable segment revenue, profit, assets and liabilities to the consolidated figures as reported in the consolidated financial statements. (continued)

(c) 報告分部收入、分部利潤、分部資產及分部負債與合併財務報表列示之合併數據之差異調節。(續)

		Note 附註	Group 集團 2010 二零一零年 RMB'000 人民幣千元	2009 二零零九年 RMB'000 人民幣千元
Liabilities	**負債**			
Reportable segment liabilities	報告分部負債總額		**84,233,940**	68,405,553
– Provision for post-retirement benefits	－退休後福利的準備	(iii)	**2,617,283**	1,849,933
– Others	－其他		**(79,393)**	(80,275)
Consolidated total liabilities	合併負債總額		**86,771,830**	70,175,211

Notes:

(i) The difference represents the different classification of business tax and expired sales in advance of carriage under PRC Accounting Standards and IFRS.

(ii) The difference is attributable to the differences in the useful lives and residual values of aircraft, engines and rotables adopted for depreciation purpose in prior years under PRC Accounting Standards and IFRS. Despite the depreciation policies of these assets have been unified under IFRS and the PRC Accounting Standards in recent years, the changes were applied prospectively as changes in accounting estimates which results in the differences in the carrying amounts and related depreciation changes under IFRS and PRC Accounting Standards.

(iii) In accordance with the PRC Accounting Standards, certain employees' post-retirement benefits are recognised upon actually incurred. Under IFRS, such post-retirement benefits under defined benefit schemes are required to be recognised over the employees' service period using projected unit credit method.

(iv) Under the PRC Accounting Standards, land use rights injected by the parent company as capital contribution are stated at valuation less accumulated amortisation. Under IFRS, land use rights are recorded as prepaid operating leases at historical cost which was nil at the time of listing.

(v) The determination of the fair values of the acquisition costs and identifiable assets and liabilities of Shanghai Airlines acquired during the year is different under IFRS and the PRC Accounting Standards, which results in difference in the intangibles/goodwill recognised arising from the acquisition.

註釋：

(i) 該差異為營業税金及逾期預售票款在中國企業會計準則與國際財務報告準則下的分類差異。

(ii) 該差異為飛機、發動機及高周件於以往年度在中國企業會計準則下與國際財務報告準則下的折舊年限以及殘值不同而產生的差異。儘管近年來，該等資產的折舊政策在中國企業會計準則與國際企業會計準則下已統一，但由於上述更改為會計估計變更並採用未來適用法處理，因此該等資產的賬面價值以及相關的折舊在中國企業會計準則與國際財務報告準則下仍存在差異。

(iii) 根據中國企業會計準則，員工退休後福利於實際付款時入賬。根據國際財務報告準則，被劃定為定額福利計劃下的員工退休後福利需在員工服務年期內以單位貸記法作出預提。

(iv) 在中國企業會計準則下，本集團重組上市時母公司以折價入股投入本集團的土地使用權，以評估值減累計攤銷列賬。根據國際財務報告準則，土地使用權作為經營性租賃預付款以歷史成本列示，本集團重組上市時的土地使用權的歷史成本為零。

(v) 本年度收購上航股份的合併成本及可辨認資產與負債的公允價值於中國企業會計準則與國際會計準則下的金額不同，因此所確認的無形資產／商譽的金額不同。

NOTES TO THE FINANCIAL STATEMENTS
財務報表附註

(Prepared in accordance with International Financial Reporting Standards) (按國際財務報告準則編製)
For the year ended 31 December 2010 截至二零一零年十二月三十一日止年度

8. GAIN ON FAIR VALUE MOVEMENTS OF DERIVATIVES FINANCIAL INSTRUMENTS

8. 衍生工具公允價值變動收益

		Group 集團	
		2010 二零一零年 RMB'000 人民幣千元	2009 二零零九年 RMB'000 人民幣千元
Gain arising from fair value movements of derivatives financial instruments	衍生工具公允價值變動收益		
– Crude oil option contracts *(Note 38(c))*	一原油期權合約(*附註38(c)*)	**800,195**	3,743,746
– Other derivatives *(Note 38(a) & (b))*	一其他衍生工具(*附註38(a)&(b)*)	**33,189**	30,942
		833,384	3,774,688

9. WAGES, SALARIES AND BENEFITS

9. 工資、薪金及福利

		Group 集團	
		2010 二零一零年 RMB'000 人民幣千元	2009 二零零九年 RMB'000 人民幣千元
Wages, salaries, bonus and allowances	工資、薪金、花紅及補貼	**6,567,729**	3,502,069
Employee welfare and benefits	僱員福利	**361,149**	255,214
Defined contribution retirement schemes *(Note 36(a))*	定額退休金計劃(*附註36(a)*)	**996,326**	521,596
Post-retirement benefits *(Note 36(b))*	僱員退休後福利費用(*附註36(b)*)	**479,514**	440,878
Staff housing fund *(Note 37(a))*	員工住房基金(*附註37(a)*)	**422,167**	323,348
Staff housing allowance *(Note 37(b))*	員工住房補貼(*附註37(b)*)	**113,901**	105,772
		8,940,786	5,148,877

9. WAGES, SALARIES AND BENEFITS (continued)

9. 工資、薪金及福利(續)

(a) Emoluments of directors and supervisors

(a) 董事及監事的酬金

Details of the emoluments paid to the Company's directors and supervisors are as follows:

支付給公司董事及監事的酬金包括下列各項：

		2010 二零一零年		
		Salaries and Allowance 薪金及補貼 RMB'000 人民幣千元	Bonus 花紅 RMB'000 人民幣千元	Total 總額 RMB'000 人民幣千元
Executive Directors	**執行董事**			
Liu Shaoyong*	劉紹勇*	–	–	–
Li Jun*	李軍*	–	–	–
Ma Xulun	馬須倫	604	–	604
Luo Chaogeng*	羅朝庚*	–	–	–
Luo Zhuping	羅祝平	514	–	514
Independent non-executive Directors	**獨立非執行董事**			
Liu Keya	劉克涯	102	–	102
Wu Xiaogen***	吳曉根***	–	–	–
Ji Weidong***	季衛東***	96	–	96
Shao Ruiqing***	邵瑞慶***	60	–	60
Hu Honggao**	胡鴻高**	24	–	24
Zhou Ruijin**	周瑞金**	24	–	24
Wu Baiwang**	吳百旺**	60	–	60
Xie Rong**	謝榮**	60	–	60
Supervisors	**監事**			
Liu Jiangbo*	劉江波*	–	–	–
Xu Zhao*	徐昭*	–	–	–
Yan Taisheng	燕泰勝	220	–	220
Feng Jinxiong	馮金雄	317	–	317
Liu Jiashun*	劉家順*	–	–	–
Total	合計	2,081	–	2,081

9. WAGES, SALARIES AND BENEFITS (continued)

9. 工資、薪金及福利(續)

(a) Emoluments of directors and supervisors (continued)

(a) 董事及監事的酬金(續)

		2009 二零零九年		
		Salaries and Allowance 薪金及補貼 RMB'000 人民幣千元	Bonus 花紅 RMB'000 人民幣千元	Total 總額 RMB'000 人民幣千元
Executive Directors	**執行董事**			
Liu Shaoyong*	劉紹勇*	–	–	–
Ma Xulun	馬須倫	142	–	142
Luo Chaogeng*	羅朝庚*	–	–	–
Li Jun*	李軍*	–	–	–
Luo Zhuping	羅祝平	182	–	182
Independent non-executive Directors	**獨立非執行董事**			
Hu Honggao	胡鴻高	120	–	120
Peter Lok	樂鞏南	106	–	106
Wu Baiwang	吳百旺	120	–	120
Zhou Ruijin	周瑞金	120	–	120
Xie Rong	謝榮	120	–	120
Liu Keya	劉克涯	106	–	106
Supervisors	**監事**			
Liu Jiangbo*	劉江波*	–	–	–
Xu Zhao*	徐昭*	–	–	–
Wang Taoying	王桃英	44	–	44
Yang Jie	楊潔*	–	–	–
Liu Jiashun*	劉家順*	–	–	–
Yan Taisheng	燕泰勝	172	–	172
Feng Jinxiong	馮金雄	142	–	142
Total	合計	1,374	–	1,374

* *These directors and officials of the Company received emoluments from CEA Holding, the parent company, part of which were in respect of their services to the Company and its subsidiaries. No apportionment has been made as it is impracticable to apportion this amount between their services to the Group and their services to CEA Holding.*

* *本公司部份董事、監事及其他行政人員向本公司及其附屬公司提供服務，並從母公司中國東航集團支取其酬金。由於公司董事認為難以將董事的服務分配到本集團及中國東航集團，因此此分類沒有在此表中反映。*

** *These directors and officials of the Company retired or resigned during the year ended 31 December 2010.*

** *本公司部分董事、監事及其他行政人員於二零一零年度退休或辭職。*

*** *These directors and officials of the Company were newly appointed during the year ended 31 December 2010.*

*** *本公司部分董事、監事及其他行政人員於二零一零年度新聘任。*

During the year ended 31 December 2010, no directors and supervisors waived their emoluments (2009: Nil).

於截至二零一零年十二月三十一日止年度，並無任何一位董事及監事放棄其酬金(二零零九年：無)。

9. WAGES, SALARIES AND BENEFITS (continued)

9. 工資、薪金及福利(續)

(b) Five highest paid individuals

(b) 五位最高薪人員的酬金

None of the Company's directors and supervisors was among the five highest paid individuals in the Group for the year ended 31 December 2010 (2009: Nil). The emoluments payable to the five highest paid individuals are as follows:

於二零一零年度，本公司五位最高薪人員中無任何一位為董事及監事(二零零九年：無)。五位最高薪人員的酬金詳情如下：

		Group 集團	
		2010 二零一零年 *RMB'000* 人民幣千元	2009 二零零九年 *RMB'000* 人民幣千元
Wages, salaries, bonus and allowances	工資、薪金、花紅及補貼	**4,416**	3,393

The emoluments fell within the following band:

酬金級別如下：

		Number of individuals 人數	
		2010 二零一零年	2009 二零零九年
Below HK$1,000,000	1,000,000港元以下	**5**	5

During the year ended 31 December 2010, no emoluments were paid by the Group to the directors, supervisors and the five highest paid individuals as an inducement to join or upon joining the Group, or as a compensation for loss of office (2009: Nil).

於截至二零一零年十二月三十一日止年度，本集團沒有就招聘或辭退人員而補償給予董事、監事或五位最高薪人員任何酬金(二零零九年：無)。

10. IMPAIRMENT LOSSES

10. 資產減值損失

		Group 集團	
		2010 二零一零年 *RMB'000* 人民幣千元	2009 二零零九年 *RMB'000* 人民幣千元
Impairment charge on non-current assets held for sale *(Note (a))*	持有待售非流動資產減值*(註釋(a))*	**256,694**	35,443
Impairment charge on flight equipment spare parts	飛行設備零件減值	**148,697**	53,579
Impairment charge on property, plant and equipment	物業、機器及設備減值	**–**	16,396
Other impairment charges	其他資產減值	**–**	3,999
		405,391	109,417

Note:

(a) In December 2010, the Group management passed a resolution to dispose certain aircraft and related engines in the forthcoming 12 months in consideration of the low operation efficiency and high maintenance costs of these aircraft. The proposed disposal is part of the Group's fleet portfolio streamlining exercise. The aircraft and engines has been classified as non-current assets held for sale at 31 December 2010, and an impairment loss charge of approximately RMB239 million was made against these aircraft and engines by reference to the estimated market values which approximate to the price quotes provided by the potential buyers (Note 42).

註釋：

(a) 於二零一零年十二月，集團管理層審議決定，在未來12個月內出售運行效率低、維修費用高的若干飛機和發動機。該處置是本集團優化機隊機型計劃的一部分。於二零一零年十二月三十一日，該等飛機及發動機已被分類為持有待售非流動資產，同時本集團參考預計市場價格(與潛在買家提供的報價相近)對該等飛機及發動機計提減值準備計人民幣2.39億元(附註42)。

NOTES TO THE FINANCIAL STATEMENTS
財務報表附註

(Prepared in accordance with International Financial Reporting Standards) (按國際財務報告準則編製)
For the year ended 31 December 2010 截至二零一零年十二月三十一日止年度

11. OPERATING PROFIT　11. 經營利潤

Operating profit is stated after charging the following items:

經營利潤以扣除或貸記下列項目列示：

		Note 附註	Group 集團 2010 二零一零年 RMB'000 人民幣千元	Group 集團 2009 二零零九年 RMB'000 人民幣千元
Amortisation of intangible assets	無形資產攤銷		**49,681**	109,799
Depreciation of property, plant and equipment	物業、機器及設備折舊			
– owned	一自置		**4,353,668**	2,878,040
– leased	一租賃		**2,323,302**	2,189,310
Amortisation of lease prepayments	預付租賃款攤銷		**31,186**	25,686
Consumption of flight equipment spare parts	飛機設備零件消耗		**601,407**	351,151
Provision for impairment of trade and other receivables	應收賬款及其他應收款減值準備		**1,545**	8,807
Auditors' remuneration	核數師酬金		**16,680**	12,000

12. FINANCE INCOME　12. 財務收入

		Group 集團 2010 二零一零年 RMB'000 人民幣千元	Group 集團 2009 二零零九年 RMB'000 人民幣千元
Exchange gains, net *(Note)*	淨匯兑收益*(註釋)*	**1,074,796**	95,379
Interest income	利息收入	**80,588**	109,925
		1,155,384	205,304

Note:

The exchange gain for the years ended 31 December 2010 and 2009 primarily related to the translation of the Group's foreign currency denominated borrowings and obligations under finance leases at year-end exchange rates.

註釋：

截止二零一零年十二月三十一日及二零零九年十二月三十一日至年度，匯兑收益主要來源於本集團以外幣計量的融資租賃負債及借款的年末匯兑轉換。

13. FINANCE COSTS

13. 財務支出

		Group 集團	
		2010 二零一零年 RMB'000 人民幣千元	2009 二零零九年 RMB'000 人民幣千元
Interest relating to obligations under finance leases	融資租賃負債利息	**279,095**	486,845
Interest on borrowings	借款利息	**1,234,837**	1,407,053
Interest relating to notes payable	應付票據利息	**143,482**	83,964
		1,657,414	1,977,862
Less: amounts capitalised into advanced payments on acquisition of aircraft *(Note)*	減：資本化為飛機預付款的金額*(註釋)*	**(150,668)**	(223,222)
amounts capitalised into construction in progress *(Note)*	資本化為在建工程的金額*(註釋)*	**(4,846)**	–
		1,501,900	1,754,640

Note:

The average interest rate used for interest capitalisation is 3.75% per annum for the year ended 31 December 2010 (2009: 4.50%).

註釋：

於截至二零一零年十二月三十一日止年度，資本化利息採用的平均年利率為3.75%(二零零九年：4.50%)。

14. INCOME TAX

14. 稅項

Income tax charged to the consolidated income statement is as follows:

自合併利潤表計入的稅項如下：

		Group 集團	
		2010 二零一零年 RMB'000 人民幣千元	2009 二零零九年 RMB'000 人民幣千元
Provision for PRC income tax	中國所得稅準備	**125,309**	60,398
Deferred taxation *(Note 35)*	遞延稅項*(附註35)*	**8,182**	(7,851)
		133,491	52,547

Prior to 2008, the Company and certain of its subsidiaries (the "**Pudong Subsidiaries**") located in Pudong District, Shanghai, were entitled to a reduced rate of 15% pursuant to the preferential tax policy in Pudong District, Shanghai. Under the Corporate Income Tax Law of the People's Republic of China (the "**New CIT Law**"), which was approved by the National People's Congress on 16 March 2007 and became effective from 1 January 2008, the Company and the Pudong Subsidiaries are entitled to a transitional arrangement to gradually increase the applicable corporate income tax rate to 25% over the next five years from 2008. For the year ended 31 December 2010, the corporate income tax rate applicable to the Company and the Pudong Subsidiaries was 22% (2009: 20%). Other subsidiaries of the Company, except for those incorporated in Hong Kong and subject to Hong Kong corporate income tax rate of 16.5% (2009: 16.5%), are generally subject to the PRC standard corporate tax rate of 25 % (2009: 25%) under the New CIT Law.

於二零零八年以前，本公司及於上海市浦東新區註冊的若干附屬公司(「**浦東附屬公司**」)可享受上海浦東新區的稅務優惠政策，稅率為15%。自二零零八年一月一日起施行的中華人民共和國全國人民代表大會於二零零七年三月十六日通過的《中華人民共和國企業所得稅法》(「**新所得稅法**」)後，本公司適用的企業所得稅稅率在二零零八年至二零一二年的五年期間內逐步過渡到25%。於二零一零年度，本公司及浦東附屬公司適用的所得稅稅率為22%(二零零九年：20%)。除註冊在香港的附屬公司按照香港稅法規定適用16.5%(二零零九年：16.5%)的所得稅率外，本公司其他的附屬公司基本上按照新所得稅法規定適用標準所得稅率25%(二零零九年：25%)。

14. INCOME TAX (continued)

14. 税項(續)

Tax on the Group's consolidated income statement differs from the theoretical amount that would arise using the standard taxation rate of the Company as follows:

本集團就合併利潤表的税項,與本公司所屬國家適用的税率而應產生之理論税額的差額如下:

		Group 集團	
		2010 二零一零年 ***RMB'000*** 人民幣千元	2009 二零零九年 *RMB'000* 人民幣千元
Profit before income tax	除税前利潤	**5,417,812**	249,205
Adjusted by:	調整:		
Share of result of associates and jointly controlled entities	攤佔聯營公司及合營公司的業績	**(67,382)**	22,749
		5,350,430	271,954
Tax calculated at the tax rate of 22% (2009: 20%)	按22%税率計算的所得税費用(2009年:20%)	**1,177,095**	54,391
Effect attributable to subsidiaries charged at tax rates of 25% or 16.5% (2009: 25% or 16.5%)	附屬公司25%或16.5%所得税税率的影響(2009年:25%或16.5%)	**1,170**	(18,353)
Income not subject to tax	無需繳税收入	**(267,532)**	–
Expenses not deductible for tax purposes	不可抵税之費用	**21,009**	6,367
Utilisation of previously unrecognised tax losses	使用以前年度未確認遞延税資產的税務虧損	**(1,429,654)**	(30,014)
Unrecognised tax losses for the year	本年度未予確認遞延税資產的税務虧損	**30,273**	300,830
Realisation of deductible temporary differences which were not recognised deferred tax in previous years	本年度實現以往年度未確認遞延税資產的可抵扣暫時性差異	**(349,606)**	(1,000,624)
Unrecognised deductable temporary differences for the year	本年度未確認遞延税資產的暫時性差異	**950,736**	739,950
Tax charge	**税項費用**	**133,491**	52,547

The Group operates international flights to overseas destinations. There was no material overseas taxation for the year ended 31 December 2010 and 2009, as there are double tax treaties between the PRC and the corresponding jurisdictions (including Hong Kong) relating to aviation businesses.

本集團經營國際航線,飛往某些海外目的地。由於中國與相關的司法權區(包括香港)達成了豁免雙重徵税的共識,本集團於截至二零一零年與二零零九年十二月三十一日止年度並無重大海外税款。

15. DIVIDEND

15. 股息

The Board has not recommended any dividend for the year ended 31 December 2010 (2009: Nil).

本公司董事會建議截至二零一零年十二月三十一日止年度不派發任何股息(二零零九年:無)。

16. PROFIT ATTRIBUTABLE TO OWNERS OF THE PARENT

16. 本公司權益持有者應佔利潤

The profit attributable to owners of the parent is dealt with in the financial statements of the Company to the extent of RMB4,422 million (2009: RMB1,074 million).

應歸屬於本公司權益持有者的利潤計人民幣44.22億元(2009:人民幣10.74億元)已經包含於公司的財務報表中。

17. EARNINGS PER SHARE

The calculation of basic earnings per share is based on the profit attributable to owners of the parent of RMB4,958 million (2009: RMB169 million) and the weighted average number of shares of 11,149,426,000 (2009: 6,436,828,000) in issue during the year ended 31 December 2010.

The Company has no potentially dilutive option or other instruments relating to the ordinary shares.

17. 每股收益

每股基本收益乃按本公司權益持有者應佔利潤人民幣49.58億元(二零零九年:人民幣1.69億元)和本年內已發行的加權平均股數11,149,426,000股(二零零九年:6,436,828,000股)計算。

本公司並無潛在可攤薄普通股的購股權或其他金融工具。

18. INTANGIBLE ASSETS

18. 無形資產

		Group 集團			
		Goodwill *(Note (a))* 商譽 *(附註(a))* *RMB'000* 人民幣千元	Sponsorship fee *(Note (b))* 贊助費 *(附註(b))* *RMB'000* 人民幣千元	Computer software 電腦軟件 *RMB'000* 人民幣千元	Total 總計 *RMB'000* 人民幣千元
Cost	**成本**				
At 1 January 2009	於二零零九年一月一日	–	320,000	119,297	439,297
Other additions	其他添置	–	–	14,570	14,570
At 31 December 2009	於二零零九年十二月三十一日	–	320,000	133,867	453,867
At 1 January 2010	於二零一零年一月一日	–	320,000	133,867	453,867
Arising from/additions through the acquisition of Shanghai Airlines *(Note 44)*	收購上航股份產生/增加 *(附註44)*	11,269,695	–	61,782	11,331,477
Other additions	其他添置	–	–	22,403	22,403
Disposal	處置	–	(320,000)	(641)	(320,641)
At 31 December 2010	**於二零一零年十二月三十一日**	**11,269,695**	–	**217,411**	**11,487,106**
Accumulated amortisation	**累計攤銷**				
At 1 January 2009	於二零零九年一月一日	–	217,257	57,189	274,446
Charge for the year	本年攤銷	–	82,194	27,605	109,799
At 31 December 2009	於二零零九年十二月三十一日	–	299,451	84,794	384,245
At 1 January 2010	於二零一零年一月一日	–	299,451	84,794	384,245
Arising from additions through the acquisition of Shanghai Airlines *(Note 44)*	收購上航股份增加 *(附註44)*	–	–	40,379	40,379
Charge for the year	本年攤銷	–	20,549	29,132	49,681
Disposal	處置	–	(320,000)	(575)	(320,575)
At 31 December 2010	**於二零一零年十二月三十一日**	–	–	**153,730**	**153,730**
Net book amount	**賬面淨值**				
At 31 December 2009	於二零零九年十二月三十一日	–	20,549	49,073	69,622
At 31 December 2010	**於二零一零年十二月三十一日**	**11,269,695**	–	**63,681**	**11,333,376**

NOTES TO THE FINANCIAL STATEMENTS
財務報表附註

(Prepared in accordance with International Financial Reporting Standards) (按國際財務報告準則編製)
For the year ended 31 December 2010 截至二零一零年十二月三十一日止年度

18. INTANGIBLE ASSETS (continued)

18. 無形資產(續)

		Company 公司			
		Goodwill (Note (a)) 商譽 (附註(a)) RMB'000 人民幣千元	Sponsorship fee (Note (b)) 贊助費 (附註(b)) RMB'000 人民幣千元	Computer software 電腦軟件 RMB'000 人民幣千元	Total 總計 RMB'000 人民幣千元
Cost	**成本**				
At 1 January 2009	於二零零九年一月一日	–	320,000	117,783	437,783
Other additions	其他添置	–	–	11,461	11,461
At 31 December 2009	於二零零九年十二月三十一日	–	320,000	129,244	449,244
At 1 January 2010	於二零一零年一月一日	–	320,000	129,244	449,244
Arising from the acquisition of Shanghai Airlines *(Note 44)*	收購上航股份產生 *(附註44)*	11,269,695	–	–	11,269,695
Other additions	其他添置	–	–	31,851	31,851
Disposal	處置	–	(320,000)	–	(320,000)
At 31 December 2010	**於二零一零年十二月三十一日**	**11,269,695**	**–**	**161,095**	**11,430,790**
Accumulated amortisation	**累計攤銷**				
At 1 January 2009	於二零零九年一月一日	–	217,257	55,947	273,204
Charge for the year	本年攤銷	–	82,194	26,856	109,050
At 31 December 2009	於二零零九年十二月三十一日	–	299,451	82,803	382,254
At 1 January 2010	於二零一零年一月一日	–	299,451	82,803	382,254
Charge for the year	本年攤銷	–	20,549	24,688	45,237
Disposal	處置	–	(320,000)	–	(320,000)
At 31 December 2010	**於二零一零年十二月三十一日**	**–**	**–**	**107,491**	**107,491**
Net book amount	**賬面淨值**				
At 31 December 2009	於二零零九年十二月三十一日	–	20,549	46,441	66,990
At 31 December 2010	**於二零一零年十二月三十一日**	**11,269,695**	**–**	**53,604**	**11,323,299**

Notes:

(a) *The balance as at 31 December 2010 represents the goodwill arising from the acquisition of Shanghai Airlines. The goodwill is attributable to strengthening the competitiveness of the Group's airlines operation business, attaining synergy through integration of the resources and providing the evolution of Shanghai international air transportation centre. For the purpose of impairment assessment, the goodwill is allocated to the airline operation business, the principal cash-generating-unit (**"CGU"**) that the Group operates and benefits from the acquisition.*

The recoverable amount of the CGU is principally reflected by the Company's fair value which can be determined by reference to the observable quoted market prices of the Company's shares less the costs of disposal, no impairment for the goodwill is required based on the market prices of the Company's shares as at the balance sheet date.

(b) *Sponsorship fees*

*In March 2006, the Company entered into a sponsorship agreement (the **"Sponsorship Agreement"**) with the Bureau of 2010 Expo Shanghai (the **"Bureau"**) which designated the Group as the exclusive airline passenger carrier in the PRC to sponsor the 2010 Shanghai Expo. The Company will be entitled to a number of rights, including but not limited to the use of the Expo logo in the Group's products, priority to purchase advertising space at the Expo site etc. In return, the Company is required to pay a total sponsorship fee of RMB320 million, RMB160 million of which would be paid in cash by instalments, the remaining RMB160 million would be settled by value-in-kind services (**"VIK"**) (in the form of goods or services) to support the 2010 Shanghai Expo. Accordingly, an intangible asset has been recognised and amortised on straight-line basis over the period from the effective date of the Sponsorship Agreement to 13 March 2010.*

註釋：

(a) *於二零一零年十二月三十一日，商譽是產生於收購上航股份。該商譽主要體現為增強公司的競爭力，通過資源整合實現協同作用以及促進上海國際航運中心的建設。就評估減值的目的，商譽被分配至航空業務分部，即本集團主要營運及受益於此次收購的現金產出單元。*

該現金產出單元的可收回金額基本反映本公司的公允價值並可參照本公司股票的市場價格減去處置費用計算。在資產負債表日，根據本公司股票的市場價格計算，商譽不存在減值。

(b) *贊助費*

於二零零六年三月，本公司與上海市二零一零年世博會事務協調局簽訂贊助協議並被確定為二零一零年上海世博會唯一中國航空客運合作夥伴。本公司可享有的權益包括，但不限於使用世博會的徽號於本集團的產品上、享有選購世博會會址廣告空位的優先權等。本公司需要支付人民幣3.2億元的贊助費，以支援二零一零年世博會，其中人民幣1.6億元為分期支付的現金，餘下的人民幣1.6億元會以現金等價物支付(以提供貨物或服務形式)。在本集團資產負債表中此贊助費已被確認為無形資產。此無形資產在贊助協議生效日以至二零一零年三月十三日受益期內以直線法予以攤銷。

19. PROPERTY, PLANT AND EQUIPMENT

19. 物業、機器及設備

		Group 集團					
		Aircraft, engines and flight equipment 飛機、發動機及飛行設備					
		Owned 自置 RMB'000 人民幣千元	Held under finance leases 以融資租賃持有 RMB'000 人民幣千元	Buildings 樓宇 RMB'000 人民幣千元	Other property, plant and equipment 其他物業、機器及設備 RMB'000 人民幣千元	Construction in progress 在建工程 RMB'000 人民幣千元	Total 合計 RMB'000 人民幣千元
Cost	**成本值**						
At 1 January 2010	於二零一零年一月一日	41,272,431	35,022,691	3,644,946	4,440,886	766,753	85,147,707
Additions through the acquisition of Shanghai Airlines *(Note 44)*	收購上航股份增加 *(附註44)*	6,046,426	1,419,992	879,230	628,902	177,843	9,152,393
Reclassification to owned assets upon expiring of the finance leases	融資租賃到期購入時重分類	1,419,873	(1,419,873)	–	–	–	–
Transfers from construction in progress	從在建工程轉入	–	–	364,245	104,610	(468,855)	–
Transfers from advanced payments on acquisition of aircraft *(Note 21)*	從飛機預付款轉入 *(附註21)*	2,663,603	745,740	–	–	–	3,409,343
Other additions	其他添置	5,601,047	1,250,639	13,340	374,853	587,918	7,827,797
Transfer to non-current assets held for sale *(Note 42)*	轉至持有待售非流動資產 *(附註42)*	(1,221,197)	–	–	–	–	(1,221,197)
Other disposals	其他出售	(756,657)	(290,617)	(20,298)	(293,125)	–	(1,360,697)
At 31 December 2010	於二零一零年十二月三十一日	55,025,526	36,728,572	4,881,463	5,256,126	1,063,659	102,955,346
Accumulated depreciation	**累計折舊**						
At 1 January 2010	於二零一零年一月一日	15,860,596	7,510,903	963,531	2,891,053	–	27,226,083
Additions through the acquisition of Shanghai Airlines *(Note 44)*	收購上航股份增加 *(註釋44)*	670,166	–	6,076	151,205	–	827,447
Reclassification to owned assets upon expiring of the finance leases	融資租賃到期購入時重分類	687,908	(687,908)	–	–	–	–
Charge for the year	本年度折舊	3,693,411	2,323,302	163,448	496,809	–	6,676,970
Transfer to non-current assets held for sale *(Note 42)*	轉至持有待售的非流動資產 *(附註42)*	(570,854)	–	–	–	–	(570,854)
Other disposals	其他出售	(756,657)	(290,617)	(7,682)	(189,681)	–	(1,244,637)
At 31 December 2010	於二零一零年十二月三十一日	19,584,570	8,855,680	1,125,373	3,349,386	–	32,915,009
Impairment	**減值準備**						
At 1 January 2010	於二零一零年一月一日	721,101	473,393	–	550	23,020	1,218,064
At 31 December 2010	於二零一零年十二月三十一日	721,101	473,393	–	550	23,020	1,218,064
Net book amount	**賬面淨值**						
At 31 December 2010	於二零一零年十二月三十一日	34,719,855	27,399,499	3,756,090	1,906,190	1,040,639	68,822,273
At 1 January 2010	於二零一零年一月一日	24,690,734	27,038,395	2,681,415	1,549,283	743,733	56,703,560

NOTES TO THE FINANCIAL STATEMENTS
財務報表附註

(Prepared in accordance with International Financial Reporting Standards) (按國際財務報告準則編製)
For the year ended 31 December 2010 截至二零一零年十二月三十一日止年度

19. PROPERTY, PLANT AND EQUIPMENT (continued)

19. 物業、機器及設備(續)

		Group 集團					
		Aircraft, engines and flight equipment 飛機、發動機及飛行設備					
		Owned 自置 *RMB'000* *人民幣千元*	Held under finance leases 以融資租賃持有 *RMB'000* *人民幣千元*	Buildings 樓宇 *RMB'000* *人民幣千元*	Other property, plant and equipment 其他物業、機器及設備 *RMB'000* *人民幣千元*	Construction in progress 在建工程 *RMB'000* *人民幣千元*	Total 合計 *RMB'000* *人民幣千元*
Cost	**成本值**						
At 1 January 2009	於二零零九年一月一日	34,410,274	35,898,970	3,512,521	4,390,794	573,463	78,786,022
Reclassification to owned assets upon expiring of the finance leases	融資租賃到期購入時重分類	1,437,513	(1,437,513)	–	–	–	–
Sales and finance lease back	售後融資租回	(1,984,281)	590,253	–	–	–	(1,394,028)
Transfers from construction in progress	從在建工程轉入	–	–	138,057	23,704	(161,761)	–
Transfers from advanced payments on acquisition of aircraft *(Note 21)*	從飛機預付款轉入 *(註釋21)*	3,482,854	–	–	–	–	3,482,854
Other additions	其他添置	4,616,562	448,861	19,849	270,497	355,051	5,710,820
Other disposals	其他出售	(690,491)	(477,880)	(25,481)	(244,109)	–	(1,437,961)
At 31 December 2009	於二零零九年十二月三十一日	41,272,431	35,022,691	3,644,946	4,440,886	766,753	85,147,707
Accumulated depreciation	**累計折舊**						
At 1 January 2009	於二零零九年一月一日	14,583,418	6,526,300	860,415	2,677,564	–	24,647,697
Reclassification to owned assets upon expiring of the finance leases	融資租賃到期購入時重分類	726,827	(726,827)	–	–	–	–
Sales and finance lease back	售後融資租回	(1,148,938)	–	–	–	–	(1,148,938)
Charge for the year	本年度折舊	2,383,158	2,189,310	109,872	385,010	–	5,067,350
Other disposals	其他出售	(683,869)	(477,880)	(6,756)	(171,521)	–	(1,340,026)
At 31 December 2009	於二零零九年十二月三十一日	15,860,596	7,510,903	963,531	2,891,053	–	27,226,083
Impairment	**減值準備**						
At 1 January 2009	於二零零九年一月一日	966,191	473,393	13,094	550	6,624	1,459,852
Charge for the year	本年度計提	–	–	–	–	16,396	16,396
Sales and finance lease back	售後融資租回	(245,090)	–	–	–	–	(245,090)
Reversal upon disposal	出售後轉回	–	–	(13,094)	–	–	(13,094)
At 31 December 2009	於二零零九年十二月三十一日	721,101	473,393	–	550	23,020	1,218,064
Net book amount	**賬面淨值**						
At 31 December 2009	於二零零九年十二月三十一日	24,690,734	27,038,395	2,681,415	1,549,283	743,733	56,703,560
At 1 January 2009	於二零零九年一月一日	18,860,665	28,899,277	2,639,012	1,712,680	566,839	52,678,473

19. PROPERTY, PLANT AND EQUIPMENT (continued) 19. 物業、機器及設備(續)

Company 公司

		Aircraft, engines and flight equipment 飛機、發動機及飛行設備					
		Owned 自置 *RMB'000* *人民幣千元*	Held under finance leases 以融資租賃持有 *RMB'000* *人民幣千元*	Buildings 樓宇 *RMB'000* *人民幣千元*	Other property, plant and equipment 其他物業、機器及設備 *RMB'000* *人民幣千元*	Construction in progress 在建工程 *RMB'000* *人民幣千元*	Total 合計 *RMB'000* *人民幣千元*
Cost	**成本值**						
At 1 January 2010	於二零一零年一月一日	34,191,578	31,111,745	2,054,303	3,024,929	629,324	71,011,879
Reclassification to owned assets upon expiring of the finance leases	融資租賃到期購入時重分類	1,419,873	(1,419,873)	–	–	–	–
Transfers from construction in progress	從在建工程轉入	–	–	356,001	8,958	(364,959)	–
Transfers from advanced payments on acquisition of aircraft *(Note 21)*	從飛機預付款轉入 *(附註21)*	1,989,079	745,740	–	–	–	2,734,819
Other additions	其他添置	6,764,083	1,219,814	121,904	475,392	558,716	9,139,909
Transfer to non-current assets held for sale *(Note 42)*	轉至持有待售的非流動資產 *(附註42)*	(1,221,197)	–	–	–	–	(1,221,197)
Invest to subsidiaries as capital contribution	投資於子公司	(887,511)	–	–	(134,639)	–	(1,022,150)
Transfer to a subsidiary	轉入子公司	–	(864,592)	–	–	–	(864,592)
Other disposals	其他出售	(530,237)	(280,686)	(9,560)	(148,856)	–	(969,339)
At 31 December 2010	於二零一零年十二月三十一日	41,725,668	30,512,148	2,522,648	3,225,784	823,081	78,809,329
Accumulated depreciation	**累計折舊**						
At 1 January 2010	於二零一零年一月一日	12,369,045	6,701,200	595,334	2,197,814	–	21,863,393
Reclassification to owned assets upon expiring of the finance leases	融資租賃到期購入時重分類	687,908	(687,908)	–	–	–	–
Charge for the year	本年度折舊	2,787,223	1,934,251	70,837	330,735	–	5,123,046
Other additions	其他增加	681,907	–	–	–	–	681,907
Transfer to non-current assets held for sale *(Note 42)*	轉至持有待售的非流動資產 *(附註42)*	(570,854)	–	–	–	–	(570,854)
Invest to subsidiaries as capital contribution	投資於子公司	(263,160)	–	–	(10,610)	–	(273,770)
Transfer to a subsidiary	轉入子公司	–	(71,484)	–	–	–	(71,484)
Other disposals	其他出售	(530,237)	(280,686)	(4,769)	(104,678)	–	(920,370)
At 31 December 2010	於二零一零年十二月三十一日	15,161,832	7,595,373	661,402	2,413,261	–	25,831,868
Impairment	**減值準備**						
At 1 January 2010	於二零一零年一月一日	721,101	473,393	–	–	5,200	1,199,694
At 31 December 2010	於二零一零年十二月三十一日	721,101	473,393	–	–	5,200	1,199,694
Net book amount	**賬面淨值**						
At 31 December 2010	於二零一零年十二月三十一日	25,842,735	22,443,382	1,861,246	812,523	817,881	51,777,767
At 1 January 2010	於二零一零年一月一日	21,101,432	23,937,152	1,458,969	827,115	624,124	47,948,792

19. PROPERTY, PLANT AND EQUIPMENT (continued) 19. 物業、機器及設備(續)

Company 公司

		Aircraft, engines and flight equipment 飛機、發動機及飛行設備					
		Owned 自置 RMB'000 人民幣千元	Held under finance leases 以融資租賃持有 RMB'000 人民幣千元	Buildings 樓宇 RMB'000 人民幣千元	Other property, plant and equipment 其他物業、機器及設備 RMB'000 人民幣千元	Construction in progress 在建工程 RMB'000 人民幣千元	Total 合計 RMB'000 人民幣千元
Cost	**成本值**						
At 1 January 2009	於二零零九年一月一日	28,791,576	31,723,324	1,956,545	2,935,783	415,202	65,822,430
Reclassification to owned assets upon expiring of the finance leases	融資租賃到期購入時重分類	1,149,574	(1,149,574)	–	–	–	–
Sales and finance lease back	售後融資租回	(1,984,281)	590,253	–	–	–	(1,394,028)
Transfers from construction in progress	從在建工程轉入	–	–	63,093	22,268	(85,361)	–
Transfers from advanced payments on acquisition of aircraft *(Note 21)*	從飛機預付款轉入 *(註釋21)*	2,940,679	–	–	–	–	2,940,679
Other additions	其他添置	3,958,228	425,622	39,568	178,938	299,483	4,901,839
Other disposals	其他出售	(664,198)	(477,880)	(4,903)	(112,060)	–	(1,259,041)
At 31 December 2009	於二零零九年十二月三十一日	34,191,578	31,111,745	2,054,303	3,024,929	629,324	71,011,879
Accumulated depreciation	**累計折舊**						
At 1 January 2009	於二零零九年一月一日	11,505,397	5,808,513	535,299	2,015,597	–	19,864,806
Reclassification to owned assets upon expiring of the finance leases	融資租賃到期購入時重分類	559,825	(559,825)	–	–	–	–
Sales and finance lease back	售後融資租回	(1,148,938)	–	–	–	–	(1,148,938)
Charge for the year	本年度折舊	2,110,337	1,930,392	60,570	276,172	–	4,377,471
Other disposals	其他出售	(657,576)	(477,880)	(535)	(93,955)	–	(1,229,946)
At 31 December 2009	於二零零九年十二月三十一日	12,369,045	6,701,200	595,334	2,197,814	–	21,863,393
Impairment	**減值準備**						
At 1 January 2009	於二零零九年一月一日	966,191	473,393	–	–	5,200	1,444,784
Sales and finance lease back	售後融資租回	(245,090)	–	–	–	–	(245,090)
At 31 December 2009	於二零零九年十二月三十一日	721,101	473,393	–	–	5,200	1,199,694
Net book amount	**賬面淨值**						
At 31 December 2009	於二零零九年十二月三十一日	21,101,432	23,937,152	1,458,969	827,115	624,124	47,948,792
At 1 January 2009	於二零零九年一月一日	16,319,988	25,441,418	1,421,246	920,186	410,002	44,512,840

Notes:

(a) As at 31 December 2010, certain aircraft and buildings owned by the Group and the Company with an aggregate net book amount of approximately RMB20,800 million and RMB14,846 million respectively (2009: approximately RMB13,678 million and RMB11,273 million respectively) were pledged as collateral under certain loan arrangements (Note 32).

註釋：

(a) 於二零一零年十二月三十一日，本集團及本公司賬面淨值分別約為人民幣208.00億元及人民幣148.46億元(二零零九年：人民幣136.78億元及人民幣112.73億元)的若干飛機及樓宇已用作若干借款協定的抵押品(附註32)。

20. LEASE PREPAYMENTS 20. 預付租賃款

		Group 集團		Company 公司	
		2010 二零一零年 RMB'000 人民幣千元	2009 二零零九年 RMB'000 人民幣千元	**2010 二零一零年 RMB'000 人民幣千元**	2009 二零零九年 RMB'000 人民幣千元
Cost	**成本**				
At 1 January	一月一日結餘	**1,230,068**	1,230,068	**551,785**	551,785
Additions through the acquisition of Shanghai Airlines *(Note 44)*	收購上航股份增加 *(附註44)*	**466,507**	–	–	–
At 31 December	十二月三十一日結餘	**1,696,575**	1,230,068	**551,785**	551,785
Accumulated amortisation	**累計攤銷**				
At 1 January	一月一日結餘	**259,233**	233,547	**142,154**	131,513
Charge for the year	年度折舊	**31,186**	25,686	**10,771**	10,641
At 31 December	十二月三十一日結餘	**290,419**	259,233	**152,925**	142,154
Net book amount	**賬面淨值**				
At 31 December	十二月三十一日結餘	**1,406,156**	970,835	**398,860**	409,631

Lease prepayments represent unamortised prepayments for land use rights.

預付租賃款乃指未攤銷的預付土地使用權租賃款項。

The Group's land use rights are located in the PRC and the majority of these land use rights have terms of 50 years from the date of grant. As at 31 December 2010, the majority of these land use rights had remaining terms ranging from 36 to 51 years (2009: from 37 to 52 years).

本集團所有的土地使用權均位於中國,而大部份土地使用權許可權年限為自頒發日起計五十年。於二零一零年十二月三十一日,大部份的土地使用權剩餘可使用年期為三十六至五十一年(二零零九年:三十七至五十二年)。

21. ADVANCED PAYMENTS ON ACQUISITION OF AIRCRAFT 21. 飛機預付款

		Group 集團		Company 公司	
		2010 二零一零年 RMB'000 人民幣千元	2009 二零零九年 RMB'000 人民幣千元	**2010 二零一零年 RMB'000 人民幣千元**	2009 二零零九年 RMB'000 人民幣千元
At 1 January	一月一日結餘	**5,081,174**	6,413,554	**5,081,174**	6,413,554
Additions through the acquisition of Shanghai Airlines *(Note 44)*	收購上航股份增加 *(附註44)*	**1,072,366**	–	–	–
Other additions	其他增加	**3,461,737**	1,927,252	**3,745,877**	1,927,252
Interest capitalised *(Note 13)*	資本化利息*(附註13)*	**150,668**	223,222	**139,038**	223,222
Transfers to property, plant and equipment *(Note 19)*	轉至物業、機器及設備 *(附註19)*	**(3,409,343)**	(3,482,854)	**(2,734,819)**	(2,940,679)
Transfers to subsidiaries	轉予附屬公司	–	–	–	(542,175)
At 31 December	十二月三十一日結餘	**6,356,602**	5,081,174	**6,231,270**	5,081,174

Included in the Group's and the Company's balance as at 31 December 2010, the amounts of accumulated interest capitalised are RMB548 million (2009: RMB517 million) and RMB530 million (2009: RMB517 million) respectively.

於二零一零年十二月三十一日,本集團及本公司結餘中的累計資本化利息合計分別約為人民幣5.48億元(二零零九年:人民幣5.17億元)及人民幣5.30億元(二零零九年:人民幣5.17)。

22. INVESTMENTS IN SUBSIDIARIES

22. 投資於附屬公司

		Company 公司	
		2010 二零一零年 RMB'000 人民幣千元	2009 二零零九年 RMB'000 人民幣千元
Investment, at cost	投資的成本值	**4,083,117**	2,523,715

Particulars of the principal subsidiaries, majority of which are limited liability companies established and operating in the PRC, are as follows:

本集團的主要附屬公司均為在中國成立及營運的有限責任公司，其具體情況如下：

Company 公司名稱	Place and date of establishment 成立地點及日期	Registered capital 實收資本		Attributable equity interest 應佔股份		Principal activities 主要業務
		2010 二零一零年 RMB'000 人民幣千元	2009 二零零九年 RMB'000 人民幣千元	**2010 二零一零年**	2009 二零零九年	
China Eastern Airlines Jiangsu Co., Ltd. (**"CEA Jiangsu"**) 中國東方航空江蘇有限公司 (「**東航江蘇**」)	PRC 3 May 1993 中國 一九九三年五月三日	**2,000,000**	880,000	**63%**	63%	Provision of airline services 提供航空服務
China Cargo Airlines Co., Ltd. (**"China Cargo"**) 中國貨運航空有限公司 (「**中貨航**」)	PRC 22 July 1998 中國 一九九八年七月二十二日	**950,000**	950,000	**70%**	70%	Provision of cargo carriage services 提供貨物運輸服務
Shanghai Airlines Cargo International Co., Ltd. (**"Shanghai Airlines Cargo"**) 上海國際貨運航空有限公司 (「**上貨航**」)	PRC 3 April 2006 中國 二零零六年四月三日	**664,050**	664,050	**55%**	–	Provision of international cargo carriage services 提供國際貨物運輸服務
Shanghai Eastern Flight Training Co., Ltd. (**"Flight Training"**) 上海東方飛行培訓有限公司 (「**飛培**」)	PRC 18 December 1995 中國 一九九五年十二月十八日	**608,443**	473,000	**95%**	95%	Provision of flight training services 提供飛行訓練服務
China Eastern Airlines Wuhan Co., Ltd. (**"CEA Wuhan"**) 中國東方航空武漢有限責任公司(「**東航武漢**」)	PRC 16 August 2002 中國 二零零二年八月十六日	**600,000**	600,000	**96%**	96%	Provision of airline services 提供航空服務
Shanghai Airlines Co., Ltd. (**"New Shanghai Airlines"**) *(Note)* 上海航空有限公司(「**新上航**」) *(註釋)*	PRC 16 March 2010 中國 二零一零年三月十六日	**500,000**	–	**100%**	–	Provision of airline services 提供航空服務

22. INVESTMENTS IN SUBSIDIARIES (continued) 22. 投資於附屬公司(續)

Company 公司名稱	Place and date of establishment 成立地點及日期	Registered capital 實收資本		Attributable equity interest 應佔股份		Principal activities 主要業務
		2010 二零一零年 RMB'000 人民幣千元	2009 二零零九年 RMB'000 人民幣千元	**2010 二零一零年**	2009 二零零九年	
Shanghai Eastern Airlines Logistics Co., Ltd. ("**Eastern Logistics**") 上海東方遠航物流有限公司 (「**東遠物流**」)	PRC 23 August 2004 中國 二零零四年八月二十三日	**200,000**	200,000	**70%**	70%	Provision of cargo logistics services 提供貨運物流服務
China United Airlines Co., Ltd. ("**United Airlines**") 中國聯合航空有限公司 (「**中聯航**」)	PRC 21 September 1984 中國 一九八四年九月二十一日	**100,000**	100,000	**80%**	–	Provision of airline services 提供航空服務
Eastern Airlines Hotel Co., Ltd. 東航大酒店有限公司	PRC 18 March 1998 中國 一九九八年三月十八日	**70,000**	70,000	**86%**	86%	Provision of hotel services primarily to crew members 主要是為飛行人員提供酒店服務
Shanghai Airlines Tours International (Group) Co., Ltd ("**Shanghai Airlines Tours**") 上海航空國際旅遊(集團)有限公司(「**上航國旅**」)	PRC 29 August 1992 中國 一九九二年八月二十九日	**50,090**	50,090	**100%**	–	Tour operations, travel and air ticketing agency and transportation 提供旅遊和航空票務代理及交通服務
Eastern Business Airlines Service Co., Ltd. 東方公務航空服務公司	PRC 27 September 2008 中國 二零零八年九月二十七日	**50,000**	50,000	**100%**	100%	Provision of airlines consultation services 主要提供航空業務諮詢

Note:

On 28 January 2010, the Company issued its A Shares to the shareholders of Shanghai Airlines in exchange for all issued shares of Shanghai Airlines (Note 44). After the acquisition, Shanghai Airlines became a wholly owned subsidiary of the Company. On 26 March 2010, Shanghai Airlines established a wholly owned subsidiary, New Shanghai Airlines, by injecting certain assets and liabilities in relation to the core business of Shanghai Airlines. On 16 December 2010, as approved by the Shanghai Municipal Industry and Commerce Administration, Shanghai Airlines was liquidated and all of its assets and liabilities, including its equity interests in New Shanghai Airlines, were assumed by the Company and New Shanghai Airlines became a wholly owned subsidiary of the Company thereafter.

註釋：

於二零一零年一月二十八日，本公司發行本公司A股股份用於兌換上航股份全部已發行股份(附註44)。自此上航股份成為本公司之全資附屬公司。於二零一零年三月二十六日，上航股份設立一家全資附屬公司，新上航，並向其注入了航空核心業務相關的資產與負債。於二零一零年十二月十六日，經上海市工商行政管理局批准，上航股份予以註銷，其所有的資產、債務包括對新上航持有的權股由本公司承繼，新上航進而成為本公司之全資附屬公司。

23. INVESTMENTS IN ASSOCIATES

23. 投資於聯營公司

		Group 集團		Company 公司	
		2010	2009	**2010**	2009
		二零一零年	二零零九年	**二零一零年**	二零零九年
		RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
		人民幣千元	人民幣千元	**人民幣千元**	人民幣千元
Unlisted investments, at cost	非上市投資的成本值	**622,768**	568,417	**578,836**	522,058
Share of results/reserves	攤佔業績／儲備	**184,901**	154,605	**–**	–
		807,669	723,022	**578,836**	522,058

The movement on investments in associates is as follows:

投資於聯營公司的變動如下：

		Group 集團		Company 公司	
		2010	2009	**2010**	2009
		二零一零年	二零零九年	**二零一零年**	二零零九年
		RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
		人民幣千元	人民幣千元	**人民幣千元**	人民幣千元
At 1 January	一月一日結餘	**723,022**	980,319	**522,058**	762,058
Additions through the acquisition of Shanghai Airlines *(Note 44)*	收購上航股份增加 *(附註44)*	**59,714**	–	**56,778**	–
Disposal of shares in an associate *(Note)*	出售聯營公司股權 *(註釋)*	**–**	(210,000)	**–**	(210,000)
Transfer to available-for-sale financial assets upon disposal of shares	重分類至可供出售金融資產	**–**	(30,000)	**–**	(30,000)
Other disposals	其他處置	**(7,203)**	–	**–**	–
Share of results of associates	攤佔聯營公司業績	**39,228**	(46,602)	**–**	
Share of revaluation on available-for-sale assets held by associates	攤佔聯營公司所持的可供出售投資的公允值變動	**1,543**	(585)	**–**	–
Share of other equity movement of an associate	佔聯營公司其他權益變動	**–**	49,692	**–**	–
Dividend received during the year	本年收到的股息	**(8,635)**	(19,802)	**–**	–
At 31 December	十二月三十一日結餘	**807,669**	723,022	**578,836**	522,058

Note:

*On 13 April 2009, the Company entered into an agreement with China Aviation Industry Corporation to dispose its 35% interests in Joy Air Co., Ltd ("**Joy Air**") for a consideration, which requested the book value of, of RMB210 million. After completion of the disposal, the Company holds a 5% interests in Joy Air and accordingly classifies the investment as available-for-sale financial assets.*

註釋：

於二零零九年四月十三日，本公司與中國航空工業集團簽訂股權轉讓協議，將持有的幸福航空有限責任公司(「幸福航空」)35%的股權按賬面價值計人民幣2.10億元的價格轉讓予中國航空工業集團公司。股權轉讓完成後，本公司持有幸福航空5%股權，故將對該公司的投資自聯營公司轉至可供出售金融資產。

23. INVESTMENTS IN ASSOCIATES (continued)

23. 投資於聯營公司(續)

Particulars of the principal associates, which are limited liability companies established and operating in the PRC, are as follows:

本集團的主要聯營公司均為中國成立及營運的有限責任公司，其具體情況如下：

Company 公司名稱	Place and date of establishment 成立地點及日期	Registered capital 實收資本		Attributable equity interest 應佔股份		Principal activities 主要業務
		2010 二零一零年 *RMB'000* *人民幣千元*	2009 二零零九年 *RMB'000* *人民幣千元*	2010 二零一零年	2009 二零零九年	
Eastern Air Group Finance Co., Ltd. ("**Eastern Finance**") 東航集團財務有限責任公司(「**東航財務**」)	PRC 6 December 1995 中國 一九九五年十二月六日	**400,000**	400,000	**25%**	25%	Provision of financial services to group companies of CEA Holding 為中國東航集團轄下公司提供財務服務
China Eastern Air Catering Investment Co., Ltd. 東方航空食品投資有限公司	PRC 17 November 2003 中國 二零零三年十一月十七日	**350,000**	350,000	**45%**	45%	Provision of air catering services 提供航空餐食服務
Shanghai Pratt & Whitney Aircraft Engine Maintenance Company Limited ("**Shanghai PW**") *(Note(a))* 上海普惠飛機發動機維修有限公司(「**上海普惠**」) *(註釋(a))*	PRC 28 March 2008 中國 二零零八年三月二十八日	**USD39,500**	USD39,500	**51%**	51%	Provision of maintenance of aircraft, engine and other related components maintenance services 提供飛機、發動機和其他相關部件的維修
New Shanghai International Tower Co., Ltd. 新上海國際大廈有限公司	PRC 17 November 1992 中國 一九九二年十一月十七日	**166,575**	166,575	**20%**	20%	Provision of Property development and management 提供物業管理服務
Eastern Aviation Import & Export Co., Ltd ("**Eastern Import & Export**") 東方航空進出口有限公司(「**東航進出口**」)	PRC 9 June 1993 中國 一九九三年六月九日	**80,000**	80,000	**45%**	45%	Provision of aviation equipment, spare parts purchase 從事飛機、飛行設備及飛行設備零件貿易
Shanghai Dongmei Aviation Travel Co., Ltd. ("**Dongmei Travel**") 上海東美航空旅遊有限公司(「**東美旅遊**」)	PRC 17 October 2004 中國 二零零四年十月十七日	**51,369**	51,369	**27%**	27%	Provision of traveling and accommodation agency services 提供旅遊及酒店住宿代理服務
Eastern Aviation Advertising Service Co., Ltd. ("**Eastern Advertising**") 上海東方航空傳媒有限公司(「**東航傳媒**」)	PRC 4 March 1986 中國 一九八六年三月四日	**50,000**	50,000	**45%**	45%	Provision of aviation advertising agency services 從事代理航空廣告業務
Shanghai Hongpu Civil Airport Communication Co., Ltd. 上海虹浦民用機場通信有限公司	PRC 18 October 2002 中國 二零零二年十月十八日	**25,000**	25,000	**30%**	30%	Provision of cable and wireless communication services 提供有線及無線通訊服務
Collins Aviation Maintenance Service Shanghai Ltd. 上海科林斯航空維修服務有限公司	PRC 27 September 2002 中國 二零零二年九月二十七日	**USD7,000**	USD7,000	**35%**	35%	Provision of airline electronic product maintenance services 提供航線電子產品維修服務

23. INVESTMENTS IN ASSOCIATES (continued)

23. 投資於聯營公司（續）

Note:

(a) *In 2008, the Company entered into an agreement with United Technologies International Corporation (**"Technologies International"**) to establish Shanghai Pratt & Whitney Aircraft Engine Maintenance Company Limited (**"Shanghai P&W"**). Shanghai P&W has a registered capital of USD40 million in which the Company holds a 51% interests. According to the shareholder's agreement, Technologies International has the power to govern the financial and operating policies as such the Company accounts for Shanghai P&W as an associate.*

(b) *The Group's aggregated share of the revenues, results, assets and liabilities of its associates are as follows:*

註釋：

(a) *於二零零八年，本公司與美國聯合技術國際有限公司（「**聯合技術國際**」）投資成立了上海普惠飛機發動機維修有限公司（以下簡稱「**上海普惠**」），上海普惠註冊資本為0.4億美元，本公司持有該公司51%的股權。根據公司章程，聯合技術國際對上海普惠的財務和日常經營活動具有控制權，因此本公司將上海普惠作為聯營公司核算。*

(b) *本集團攤佔聯營公司的收入、業績、資產及負債如下：*

		Assets 負債 RMB'000 人民幣千元	Liabilities 資產 RMB'000 人民幣千元	Revenues 收入 RMB'000 人民幣千元	Profit/(loss) 利潤／（虧損） RMB'000 人民幣千元
2010	二零一零年	**3,443,043**	**2,635,374**	**1,638,597**	**39,228**
2009	二零零九年	3,076,841	2,353,819	911,855	(46,602)

24. INVESTMENTS IN JOINTLY CONTROLLED ENTITIES

24. 投資於合營公司

		Group 集團		Company 公司	
		2010 二零一零年 **RMB'000** 人民幣千元	2009 二零零九年 RMB'000 人民幣千元	**2010** 二零一零年 **RMB'000** 人民幣千元	2009 二零零九年 RMB'000 人民幣千元
Unlisted investments, at cost	非上市投資的成本值	**290,050**	270,866	**323,238**	301,802
Share of results/reserves	攤佔業績／儲備	**116,120**	101,927	**–**	–
		406,170	372,793	**323,238**	301,802

The movement on investments in jointly controlled entities is as follows:

投資於合營公司的變動如下：

		Group 集團		Company 公司	
		2010 二零一零年 **RMB'000** 人民幣千元	2009 二零零九年 RMB'000 人民幣千元	**2010** 二零一零年 **RMB'000** 人民幣千元	2009 二零零九年 RMB'000 人民幣千元
At 1 January	一月一日結餘	**372,793**	362,332	**301,802**	301,802
Additions through the acquisition of Shanghai Airlines *(Note 44)*	收購上航股份增加（附註44）	**19,184**	–	**21,436**	–
Dividends received during the year	本年收到的股息	**(13,961)**	(14,000)	**–**	–
Share of results	攤佔業績	**28,154**	23,803	**–**	–
Amortisation of unrecognised gain	攤銷未確認利潤	**–**	658	**–**	–
At 31 December	十二月三十一日結餘	**406,170**	372,793	**323,238**	301,802

24. INVESTMENTS IN JOINTLY CONTROLLED ENTITIES (continued)

24. 投資於合營公司(續)

Particulars of the principal jointly controlled entities, all of which are limited liability companies established and operating in the PRC, are as follows:

本集團的主要合營公司均為中國成立及營運的有限責任公司，其具體情況如下：

Company 公司名稱	Place and date of establishment 成立地點及日期	Registered capital 實收資本 2010 二零一零年 RMB'000 人民幣千元	2009 二零零九年 RMB'000 人民幣千元	Attributable equity interest 應佔股份 2010 二零一零年	2009 二零零九年	Principal activities 主要業務
Shanghai Technologies Aerospace Co., Ltd. (**"Technologies Aerospace"**) *(Note (a))* 上海科技宇航有限公司(「**科技宇航**」)*(註釋(a))*	PRC 2 8 September 2004 中國 二零零四年九月二十八日	**USD73,000**	USD73,000	**51%**	51%	Provision of repair and maintenance services 提供飛機修理及維修服務
Shanghai Eastern Union Aviation Wheels & Brakes Maintenance Services Overhaul Engineering Co., Ltd. (**"Wheels & Brakes"**) 上海東聯航空機輪剎車大修工程有限公司(「**機輪剎車**」)	PRC 28 December 1995 中國 一九九五年十二月二十八日	**USD2,100**	USD2,100	**40%**	40%	Provision of spare parts repair and maintenance services 提供零件維修服務
Eastern China Kaiya System Integration Co., Ltd. 上海民航華東凱亞系統集成有限公司	PRC 21 May 1999 中國 一九九九年五月二十一日	**RMB10,000**	RMB10,000	**41%**	41%	Provision of computer systems development 提供電腦系統發展服務

Notes:

註釋：

(a) Under a Joint Venture Agreement with the joint venture partner of Technologies Aerospace dated 10 March 2003, the Company has agreed to share control over the economic activities of Technologies Aerospace. Any strategic financial and operating decisions relating to the activities of Technologies Aerospace require the unanimous consent of the Company and the joint venture partner.

(a) 根據本公司與科技宇航另一合作投資方於二零零三年三月十日簽署的聯合投資協議，本公司同意與另一合作投資方共同享有科技宇航經濟活動的控制權。任何與科技宇航活動有關的財務及經營決策都要求本公司與科技宇航另一合作投資方取得一致的同意。

(b) The Group's aggregated share of the revenues, results, assets and liabilities of its jointly controlled entities is as follows:

(b) 本集團攤佔合營公司的收入、業績、資產及負債如下：

		Assets 資產 RMB'000 人民幣千元	Liabilities 負債 RMB'000 人民幣千元	Revenues 收入 RMB'000 人民幣千元	Profit/(loss) 利潤 RMB'000 人民幣千元
2010	**二零一零年**	**473,861**	**67,691**	**258,665**	**28,154**
2009	二零零九年	431,326	58,533	205,244	23,803

25. OTHER LONG-TERM ASSETS

25. 其他長期資產

		Group 集團		Company 公司	
		2010 二零一零年 RMB'000 人民幣千元	2009 二零零九年 RMB'000 人民幣千元	**2010 二零一零年 RMB'000 人民幣千元**	2009 二零零九年 RMB'000 人民幣千元
Deposits relating to aircraft under operating leases *(Note (a))*	與經營性租賃飛機相關的押金*(註釋(a))*	**610,866**	374,233	**233,703**	278,623
Prepaid flight training fees *(Note (b))*	預付飛行員培訓費*(註釋(b))*	**838,395**	481,603	**577,780**	446,108
Other long-term assets	其他長期資產	**302,854**	70,476	**103,316**	59,759
		1,752,115	926,312	**914,799**	784,490

Notes:

(a) The fair values of deposits relating to aircraft held under operating leases of the Group and the Company are approximately RMB584 million and RMB222 million (2009: RMB335 million and RMB249 million) respectively, which are determined using the expected future refunds discounted at market interest rates prevailing at the year end of 0.75% to 2.01% per annum (2009: 0.76% to 2.11%).

(b) Prepaid flight training expenses cover the Group's pilot undergraduates and pilots in service and are amortised on a straight-line basis over the beneficial periods for which the prepayments cover.

註釋:

(a) 本集團及本公司與經營性租賃飛機相關的押金之公允價值分別為人民幣5.84億元及人民幣2.22億元(二零零九年:人民幣3.35億元及人民幣2.49億元),其公允價值是根據預期支付款項及年末主要市場年利率0.75%至2.01%(二零零九年:0.76%至2.11%)計算的。

(b) 預付飛行員培訓費為飛行學院新生及在職飛行員培訓費用。該等預付款項在相應的培訓期間內按直線法攤銷。

26. TRADE RECEIVABLES

26. 應收賬款

The credit terms given to trade customers are determined on an individual basis, with the credit periods generally ranging from half a month to two months.

給予顧客的信貸額及還款期按個別情況釐定,通常由半個月至兩個月不等。

The aging analysis of trade receivables is as follows:

應收賬款的賬齡分析如下:

		Group 集團		Company 公司	
		2010 二零一零年 RMB'000 人民幣千元	2009 二零零九年 RMB'000 人民幣千元	**2010 二零一零年 RMB'000 人民幣千元**	2009 二零零九年 RMB'000 人民幣千元
Within 90 days	九十日內	**2,058,666**	1,299,761	**2,439,624**	1,504,084
91 to 180 days	九十一日至一百八十日	**27,094**	37,427	**11,397**	33,353
181 to 365 days	一百八十一日至三百六十五日	**39,882**	9,297	**17,377**	5,016
Over 365 days	超過三百六十五日	**233,202**	246,202	**196,788**	190,450
		2,358,844	1,592,687	**2,665,186**	1,732,903
Less: provision for impairment of receivables	減:應收賬款減值撥備	**(231,398)**	(221,816)	**(119,286)**	(115,243)
Trade receivables	應收賬款	**2,127,446**	1,370,871	**2,545,900**	1,617,660

Balances with related companies included in trade receivables are summarised in Note 46(c)(i).

應收賬款中與關聯方相關的餘額匯總列示於附註46(c)(i)。

26. TRADE RECEIVABLES (continued)

26. 應收賬款(續)

The carrying amounts of the trade receivables approximate their fair values.

應收賬款的賬面價值接近其公允價值。

Trade receivables that were neither past due nor impaired relate to a large number of independent sales agents for whom there is no recent history of default.

未逾期亦無減值的應收賬款乃與多名近期無拖欠記錄的各種客戶有關。

As at 31 December 2010, trade receivables of RMB91 million (2009: RMB104 million) were past due but not impaired. These relate to a number of independent sales agents for whom there is no recent history of default. The Group holds cash deposits of RMB500 million (2009: RMB287 million) from these agents. The ageing analysis of these trade receivables is as follows:

於二零一零年十二月三十一日，應收賬款人民幣0.91億元(二零零九年：人民幣1.04億元)已經逾期但並無減值。此等款項涉及多個最近沒有拖欠還款記錄的獨立客戶。對該些獨立客戶，本集團持有金額為人民幣5.00億元(二零零九年：人民幣2.87億元)押金。此等應收賬款的賬齡分析如下：

		Group 集團		Company 公司	
		2010 二零一零年 RMB'000 人民幣千元	2009 二零零九年 RMB'000 人民幣千元	**2010 二零一零年 RMB'000 人民幣千元**	2009 二零零九年 RMB'000 人民幣千元
Up to 6 months	六個月以內	**50,799**	94,840	**12,810**	15,656
6 to 12 months	六至十二個月	**39,882**	9,260	**17,377**	5,122
		90,681	104,100	**30,187**	20,778

As at 31 December 2010, trade receivables of RMB213 million (2009: RMB87 million) were impaired and fully provided for. The remaining impaired trade receivables relate to customers that were in financial difficulties and only a portion of the receivables is expected to be recovered. The factors considered by management in determining the impairment are described in Note 2(r).

於二零一零年十二月三十一日，應收賬款人民幣2.13億元(二零零九年：人民幣0.87億元)已經減值，並已記提全額減值撥備。餘下的減值應收賬款涉及某些有財務困境的客戶，而預計只有部份應收賬款可被收回。管理層決定減值撥備的考慮因素於附註2(r)已述。

The ageing of impaired receivables is as follows:

已計提減值撥備的應收賬款的賬齡如下：

		Group 集團		Company 公司	
		2010 二零一零年 RMB'000 人民幣千元	2009 二零零九年 RMB'000 人民幣千元	**2010 二零一零年 RMB'000 人民幣千元**	2009 二零零九年 RMB'000 人民幣千元
12 to 24 months overdue	逾期12至24個月	**13,689**	32,700	**13,623**	31,338
Over 24 months overdue	逾期24個月以上	**219,513**	213,502	**183,165**	159,112
		233,202	246,202	**196,788**	190,450

26. TRADE RECEIVABLES (continued)

26. 應收賬款(續)

Movements on the Group's provision for impairment of trade receivables are as follows:

應收賬款減值撥備的變動如下：

		Group 集團		Company 公司	
		2010 二零一零年 RMB'000 人民幣千元	2009 二零零九年 RMB'000 人民幣千元	**2010 二零一零年 RMB'000 人民幣千元**	2009 二零零九年 RMB'000 人民幣千元
At 1 January	一月一日結餘	**221,816**	217,191	**115,243**	110,849
Additions through the acquisition of Shanghai Airlines *(Note 44)*	收購上航股份增加 *(附註44)*	**9,687**	–	–	–
Receivables written off during the year as uncollectible	年內列為未能收回的應收款核銷	**(2,985)**	–	–	–
Provision for impairment of receivables	本年計提減值撥備	**2,880**	4,625	**4,043**	4,394
At 31 December	十二月三十一日結餘	**231,398**	221,816	**119,286**	115,243

The net impact of creation and release of provisions for impaired receivables have been included in 'Provision for impairment of trade and other receivables' in the income statement (Note 11). Amounts charged to the allowance account are generally written off, when there is no expectation of recovering additional cash.

對應收款撥備的計提和撥回的淨影響已包括在利潤表中「應收賬款及其他應收款減值準備」內(附註11)。在準備賬戶中扣除的數額一般會在預期無法收回額外現金時核銷。

The carrying amounts of the Group's trade receivables are denominated in the following currencies:

本集團應收賬款的賬面值按幣種列示如下：

		Group 集團		Company 公司	
		2010 二零一零年 RMB'000 人民幣千元	2009 二零零九年 RMB'000 人民幣千元	**2010 二零一零年 RMB'000 人民幣千元**	2009 二零零九年 RMB'000 人民幣千元
Currency	貨幣				
Renminbi	人民幣	**1,655,344**	1,019,919	**2,187,115**	1,314,257
Japanese Yen	日元	**123,956**	93,778	**121,715**	93,778
US Dollars	美元	**91,903**	79,732	**16,344**	45,106
Euro	歐元	**83,081**	56,663	**50,461**	43,740
HK Dollars	港幣	**73,621**	44,332	**70,724**	44,332
Korea Won	韓幣	**47,563**	26,174	**47,563**	26,174
Other currencies	其他貨幣	**51,978**	50,273	**51,978**	50,273
		2,127,446	1,370,871	**2,545,900**	1,617,660

The maximum exposure to credit risk at the reporting date is the carrying amount of receivable shown above.

在報告日期，信貸風險的最高風險承擔為上述應收款的賬面值。

27. PREPAYMENTS, DEPOSITS AND OTHER RECEIVABLES 27. 預付款、存款及其他應收款

		Group 集團		Company 公司	
		2010 二零一零年 RMB'000 人民幣千元	2009 二零零九年 RMB'000 人民幣千元	**2010 二零一零年 RMB'000 人民幣千元**	2009 二零零九年 RMB'000 人民幣千元
Restricted bank deposits *(Note (a))*	限制性銀行存款 *(註釋(a))*	**1,486,362**	427,996	**1,466,463**	421,216
Rebate receivables on aircraft acquisitions	購入飛機所得應收回扣款	**796,737**	783,864	**753,741**	771,255
Receivables from aircraft manufacturer for cancelled order	應收飛機供應商飛機退定款	**686,966**	–	**–**	–
Deposits with banks with original maturity over three months but less than a year *(Note (b))*	超過三個月但少於一年的短期存款 *(註釋(b))*	**462,768**	28,454	**89,601**	21,654
Ground service fees receivables	地面服務費	**324,654**	332,446	**279,134**	251,263
Prepaid aircraft operating lease rentals	預付飛機經營性租賃租金	**306,293**	234,385	**179,070**	196,003
Rental deposits	租賃訂金	**260,650**	117,472	**220,555**	97,470
Amounts due from related companies *(Note 46(c)(i))*	應收有關連公司款項 *(附註46(c)(i))*	**152,731**	61,397	**2,386,120**	1,380,079
Others	其他	**863,838**	549,820	**289,358**	291,240
Subtotal	小計	**5,340,999**	2,535,834	**5,664,042**	3,430,180
Less: bad debt provision	減：減值撥備	**(183,995)**	(165,339)	**(110,676)**	(116,179)
		5,157,004	2,370,495	**5,553,366**	3,314,001

Notes:

(a) *The restricted bank deposits primarily represent: (i) a security deposit of US dollar 18 million (RMB121 million equivalent) for crude oil option contracts (2009: US dollar 62 million or RMB421 million equivalent) bearing interest rate of approximately 1.76% per annum with final maturities through to 2011; (ii) bank deposits of RMB1,345 million (2009: Nil) for secured borrowings bearing interest rate of approximately from 2.02% to 3.37% per annum with final maturities through to 2011 (Note 32).*

(b) *As at 31 December 2010, the deposits are denominated in RMB and bear effective interest rate of approximately 0.36% per annum (2009: 0.36% per annum).*

註釋：

(a) *限制性銀行存款主要包括：(i) 為原油期權合約支付的保證金0.18億美元(約合人民幣1.21億元)(二零零九年：0.62億美元，或人民幣4.21億元)，年利率約為1.76厘，存款至二零一一年最後到期; (ii) 擔保借款的銀行存款人民幣13.45億元(2009年：無)，年利率介乎2.02厘至3.37厘不等，存款至二零一一年最後到期(附註32)。*

(b) *於二零一零年十二月三十一日，短期存款為人民幣存款，其利率約為每年0.36%(二零零九年：每年0.36%)。*

28. CASH AND CASH EQUIVALENTS

28. 現金及現金等價物

The carrying amounts of the Group's and Company's cash and cash equivalents are denominated in the following currencies:

本集團及本公司現金及現金等價物的賬面價值按幣種列示如下：

		Group 集團		Company 公司	
		2010 二零一零年 RMB'000 人民幣千元	2009 二零零九年 RMB'000 人民幣千元	**2010 二零一零年 RMB'000 人民幣千元**	2009 二零零九年 RMB'000 人民幣千元
Renminbi	人民幣	**2,642,109**	816,538	**511,808**	264,732
US Dollars	美元	**263,051**	253,776	**181,499**	224,095
Euro	歐元	**30,592**	43,519	**22,888**	28,588
Japanese Yen	日元	**12,705**	30,889	**7,445**	11,006
Hong Kong Dollars	港幣	**11,430**	470,234	**10,362**	469,465
Others	其他貨幣	**118,341**	120,292	**117,281**	120,344
		3,078,228	1,735,248	**851,283**	1,118,230

29. TRADE PAYABLES AND NOTES PAYABLE

29. 應付賬款及應付票據

The aging analysis of trade payables and notes payable is as follows:

應付賬款及應付票據的賬齡分析如下：

		Group 集團		Company 公司	
		2010 二零一零年 RMB'000 人民幣千元	2009 二零零九年 RMB'000 人民幣千元	**2010 二零一零年 RMB'000 人民幣千元**	2009 二零零九年 RMB'000 人民幣千元
Within 90 days	九十日以內	**2,477,327**	5,161,027	**3,522,807**	5,100,826
91 to 180 days	九十一日至一百八十日	**1,190,393**	772,255	**868,816**	764,457
181 to 365 days	一百八十一日至三百六十五日	**290,991**	157,856	**69,583**	114,581
Over 365 days	超過三百六十五日	**316,732**	389,321	**240,745**	313,684
		4,275,443	6,480,459	**4,701,951**	6,293,548

As at 31 December 2010, the trade payables and notes payable balances of the Group and the Company included amounts due to related companies of RMB478 million (2009: RMB1,013 million) and RMB2,441 million (2009: RMB1,091 million) respectively (Note 46(c)(ii)).

於二零一零年十二月三十一日，本集團和本公司應付賬款及應付票據餘額中應付關聯公司餘額分別為人民幣4.78億元(二零零九年：人民幣10.13億元)和人民幣24.41億元(二零零九年：人民幣10.91億元)(附註46(c)(ii))。

As at 31 December 2010, notes payable amounted to RMB1,425 million (2009: RMB4,936 million), which were unsecured, bore effective interest rates ranging from 3.48% to 4.5% per annum (2009: 1.6% to 5.9%) and were repayable within six months.

於二零一零年十二月三十一日，應付票據總額為人民幣14.25億元(二零零九年：人民幣49.36億元)，無擔保，利率為3.48%至4.5%(二零零九年：1.6%至5.9%)，並將於六個月內支付。

30. OTHER PAYABLES AND ACCRUED EXPENSES

30. 其他應付款及預提費用

		Group 集團		Company 公司	
		2010 **二零一零年** ***RMB'000*** ***人民幣千元***	2009 二零零九年 *RMB'000* *人民幣千元*	**2010** **二零一零年** ***RMB'000*** ***人民幣千元***	2009 二零零九年 *RMB'000* *人民幣千元*
Accrued salaries, wages and benefits	預提工資、薪金及福利	**2,857,725**	1,481,264	**2,435,460**	1,262,017
Accrued take-off and landing charges	預提飛機起降費用	**2,016,546**	2,331,711	**851,991**	1,791,485
Accrued expenses related to aircraft overhaul conducted	預提飛機大修費用	**1,759,898**	1,389,906	**939,135**	1,099,760
Accrued fuel cost	預提飛機航油費用	**1,550,561**	2,196,652	**959,558**	2,043,083
Duties and levies payable	關稅及應付稅費	**1,375,205**	759,446	**818,774**	602,275
Other accrued operating expenses	預提其他營運費用	**1,650,795**	1,181,390	**1,390,504**	988,611
Deposits received from ticket sales agents	從票務銷售代理收取的訂金	**500,139**	286,780	**350,596**	204,731
Staff housing allowance *(Note 37(b))*	職工住房補貼 *(附註37(b))*	**348,232**	401,322	**265,084**	331,563
Current portion of long-term duties and levies payable *(Note 34)*	其他長期應付關稅和應付稅費的流動部份 *(附註34)*	**76,390**	76,577	**61,999**	69,255
Current portion of post-retirement benefit obligations *(Note 36(b))*	退休後福利準備的流動部份 *(附註36(b))*	**61,279**	51,226	**54,523**	48,193
Amounts due to related companies *(Note 46(c)(ii))*	應付有關連公司款項 *(附註46(c)(ii))*	**83,641**	136,259	**757,173**	346,733
Other payables	其他	**2,255,757**	1,224,671	**1,557,583**	1,087,998
		14,536,168	11,517,204	**10,442,380**	9,875,704

31. OBLIGATIONS UNDER FINANCE LEASES

As at 31 December 2010, the Group and the Company had 71 and 58 aircraft (2009: 65 and 59 aircraft) respectively under finance leases. Under the terms of the leases, the Group and the Company have options to purchase, at or near the end of the lease terms, certain aircraft at either fair market value or a percentage of the respective lessors' defined cost of the aircraft. The obligations under finance leases are principally denominated in US Dollars.

31. 融資租賃負債

於二零一零年十二月三十一日，本集團及本公司以融資租賃方式分別租入飛機71架和58架(二零零九年：65架和59架)。根據租賃條款，本集團及本公司有權於租賃期滿或接近屆滿時，以市場公平價值或由有關出租人釐定的成本購買其中某些飛機。融資租賃負債主要以美元為單位計值。

31. OBLIGATIONS UNDER FINANCE LEASES (continued)

31. 融資租賃負債(續)

The future minimum lease payments (including interest), and the present value of the minimum lease payments under finance leases are as follows:

最低租金(包括利息)及最低租金的現值分列如下:

Group 集團

		2010 二零一零年			2009 二零零九年		
		Minimum lease payments 最低租金 RMB'000 人民幣千元	Interest 利息 RMB'000 人民幣千元	Present value of minimum lease payments 最低租金之現值 RMB'000 人民幣千元	Minimum lease payments 最低租金 RMB'000 人民幣千元	Interest 利息 RMB'000 人民幣千元	Present value of minimum lease payments 最低租金之現值 RMB'000 人民幣千元
Within one year	一年內	**2,476,451**	**338,620**	**2,137,831**	2,466,415	340,985	2,125,430
In the second year	第二年	**2,539,816**	**296,589**	**2,243,227**	2,388,362	294,733	2,093,629
In the third to fifth year inclusive	第三年至第五年(包括首尾兩年)	**7,498,600**	**609,882**	**6,888,718**	7,405,048	620,147	6,784,901
After the fifth year	五年以後	**8,359,802**	**421,245**	**7,938,557**	8,752,687	386,412	8,366,275
Total	總額	**20,874,669**	**1,666,336**	**19,208,333**	21,012,512	1,642,277	19,370,235
Less: amount repayable within one year	減:一年內償還部份	**(2,476,451)**	**(338,620)**	**(2,137,831)**	(2,466,415)	(340,985)	(2,125,430)
Long-term portion	長期部份	**18,398,218**	**1,327,716**	**17,070,502**	18,546,097	1,301,292	17,244,805

Company 公司

		2010 二零一零年			2009 二零零九年		
		Minimum lease payments 最低租金 RMB'000 人民幣千元	Interest 利息 RMB'000 人民幣千元	Present value of minimum lease payments 最低租金之現值 RMB'000 人民幣千元	Minimum lease payments 最低租金 RMB'000 人民幣千元	Interest 利息 RMB'000 人民幣千元	Present value of minimum lease payments 最低租金之現值 RMB'000 人民幣千元
Within one year	一年內	**2,084,165**	**287,426**	**1,796,739**	2,213,131	297,316	1,915,815
In the second year	第二年	**2,137,331**	**252,061**	**1,885,270**	2,130,374	256,296	1,874,078
In the third to fifth year inclusive	第三年至第五年(包括首尾兩年)	**6,251,938**	**521,000**	**5,730,938**	6,600,565	538,862	6,061,703
After the fifth year	五年以後	**6,854,100**	**389,175**	**6,464,925**	7,802,646	351,018	7,451,628
Total	總額	**17,327,534**	**1,449,662**	**15,877,872**	18,746,716	1,443,492	17,303,224
Less: amount repayable within one year	減:一年內償還部份	**(2,084,165)**	**(287,426)**	**(1,796,739)**	(2,213,131)	(297,316)	(1,915,815)
Long-term portion	長期部份	**15,243,369**	**1,162,236**	**14,081,133**	16,533,585	1,146,176	15,387,409

The fair value of obligations under finance leases of the Group and the Company are RMB19,529 million and RMB16,228 million (2009: RMB19,681 million and RMB17,704 million) respectively, which are determined using the expected future payments discounted at market interest rates prevailing at the year end.

本集團及本公司融資租賃負債之公允值分別為人民幣195.29億元及人民幣162.28億元(二零零九年:人民幣196.81億元及人民幣177.04億元),其公允值是根據預期支付款項及年末主要市場利率計算。

32. BORROWINGS

32. 借款

		Group 集團		Company 公司	
		2010 二零一零年 RMB'000 人民幣千元	2009 二零零九年 RMB'000 人民幣千元	**2010 二零一零年 RMB'000 人民幣千元**	2009 二零零九年 RMB'000 人民幣千元
Non-current	非流動部分				
Long-term bank borrowings	長期銀行借款				
– secured	一有抵押	**13,107,405**	7,566,853	**8,983,065**	5,695,606
– unsecured	一無抵押	**10,247,592**	5,438,021	**9,258,475**	5,206,178
		23,354,997	13,004,874	**18,241,540**	10,901,784
Current	流動部份				
Long-term bank borrowings	長期銀行借款				
– secured	一有抵押	**2,011,861**	1,221,829	**1,274,011**	857,512
– unsecured	一無抵押	**2,005,721**	2,701,640	**1,830,273**	2,495,811
Short-term bank borrowings	短期銀行借款				
– secured	一有抵押	**1,324,540**	–	**1,324,540**	–
– unsecured	一無抵押	**9,868,538**	8,406,606	**7,918,751**	6,866,606
		15,210,660	12,330,075	**12,347,575**	10,219,929
Total borrowings	借款總額	**38,565,657**	25,334,949	**30,589,115**	21,121,713
The borrowings are repayable as follows:	銀行借款應於下列期間內償還：				
Within one year	一年內	**15,210,660**	12,330,075	**12,347,575**	10,219,929
In the second year	第二年	**8,161,606**	2,714,006	**6,739,334**	2,354,008
In the third to fifth year inclusive	第三年至第五年（包括首尾兩年）	**8,672,434**	6,165,512	**6,682,965**	5,295,118
After the fifth year	五年以後	**6,520,957**	4,125,356	**4,819,241**	3,252,658
Total borrowings	借款總額	**38,565,657**	25,334,949	**30,589,115**	21,121,713

Notes:

As at 31 December 2010, the secured bank borrowings of the Group and the Company were pledged by the related aircrafts and buildings with an aggregate net book amount of RMB20,800 million and RMB14,846 million respectively (2009: RMB13,678 million and RMB11,273 million) (Note 19).

Certain unsecured bank borrowings of the Group and the Company totaling of RMB575 million and RMB85 million respectively (2009: RMB447 million and nil) were guaranteed by CEA Holding (Note 46(d)).

註釋：

於二零一零年十二月三十一日，本集團及本公司的抵押借款以若干飛機及樓宇作抵押物，其賬面價值分別為人民幣208.00億元及人民幣148.46億元(二零零九年：人民幣136.78億元及人民幣112.73億元)(附註19)。

本集團及本公司部份非抵押銀行貸款計人民幣5.75億元及人民幣0.85億元(二零零九年：人民幣4.47億元及零元)由中國東航集團提供擔保(附註46(d))。

32. BORROWINGS (continued)

32. 借款(續)

The terms of the long-term bank loans are summarised as follows:

長期銀行借款的條款概括如下：

		Group 集團		Company 公司	
Currency 幣種	Interest rate and final maturities 借款利率及到期日	**2010 二零一零年 RMB'000 人民幣千元**	2009 二零零九年 RMB'000 人民幣千元	**2010 二零一零年 RMB'000 人民幣千元**	2009 二零零九年 RMB'000 人民幣千元
RMB denominated 人民幣	Interest rates ranging from 3.51% to 6.70% per annum with final maturities through to 2018. 年利率介乎3.51厘至6.70厘不等，借款至2018年最後到期	**10,550,536**	6,535,520	**8,897,248**	5,057,500
U.S. dollar denominated 美元	Interest rates ranging from 1 month LIBOR +1% to 6 month LIBOR +2.5% per annum with final maturities through to 2022. 年利率介乎1個月LIBOR +1厘至6個月LIBOR +2.5厘不等，借款至2022年最後到期	**16,822,043**	10,279,569	**12,448,576**	9,084,353
EURO denominated 歐元		**–**	113,254	**–**	113,254
Total long-term bank loans	長期借款總計	**27,372,579**	16,928,343	**21,345,824**	14,255,107

Note:

(a) *The fair value of long-term borrowings of the Group and the Company are RMB27,759 million and RMB21,768 million respectively (2009: RMB17,051 million and RMB14,332 million), which are determined using the expected future payments discounted at prevailing market interest rates available to the Group and the Company for financial instruments with substantially the same terms and characteristics at the balance sheet date.*

(b) *Short-term borrowings of the Group and the Company are repayable within one year. As at 31 December 2010, the interest rates relating to such borrowings, including both fixed rates and floating rates, were ranged from 1.26% to 5.31% per annum (2009: 0.33% to 7.47% per annum). During the year ended 31 December 2010, the weighted average interest rate on short-term bank loans was 4.08% per annum (2009: 5.14 % per annum).*

註釋：

(a) *本集團及公司的長期借款之公允價值分別為人民幣277.59億元及人民幣217.68億元(2009年：人民幣170.51億元及人民幣143.32億元)，其公允價值是根據預期支付款項，以及於資產負債表日本集團和本公司可獲得的相同條款及特徵金融工具主要市場利率來計算的。*

(b) *本集團及本公司的短期借款均為一年以內償還的借款。於二零一零年十二月三十一日，相關借款的年利率，包括固定利率和浮動利率，介於1.26%至5.31%(二零零九年：0.33%至7.47%)。於二零一零年十二月三十一日，短期借款的加權平均年利率為4.08%(二零零九年：5.14%)。*

32. BORROWINGS (continued) 32. 借款(續)

Note: (continued) 註釋：(續)

(c) *The carrying amounts of the borrowings are denominated in the following currencies:*

(c) 借款的賬面金額以下列貨幣為單位：

		Group 集團		Company 公司	
		2010 二零一零年 RMB'000 人民幣千元	2009 二零零九年 RMB'000 人民幣千元	**2010 二零一零年 RMB'000 人民幣千元**	2009 二零零九年 RMB'000 人民幣千元
Renminbi	人民幣	**16,493,536**	12,064,354	**12,927,248**	9,046,335
US Dollars	美元	**22,072,121**	13,157,341	**17,661,867**	11,962,124
Euro	歐元	**–**	113,254	**–**	113,254
		38,565,657	25,334,949	**30,589,115**	21,121,713

33. PROVISION FOR RETURN CONDITION CHECKS FOR AIRCRAFT UNDER OPERATING LEASES 33. 經營租賃飛機及發動機退租檢修準備

		Group 集團		Company 公司	
		2010 二零一零年 RMB'000 人民幣千元	2009 二零零九年 RMB'000 人民幣千元	**2010 二零一零年 RMB'000 人民幣千元**	2009 二零零九年 RMB'000 人民幣千元
At 1 January	一月一日結餘	**1,847,755**	1,534,018	**1,282,402**	1,168,690
Additions through the acquisition of Shanghai Airlines *(Note 44)*	收購上航股份影響 *(附註44)*	**685,934**	–	**–**	–
Additional provisions	本年計提	**586,364**	588,745	**247,424**	234,529
Utilisation	本年度支用	**(305,550)**	(275,008)	**(12,755)**	(120,817)
At 31 December	十二月三十一日結餘	**2,814,503**	1,847,755	**1,517,071**	1,282,402
Less: current portion	減：流動部份	**(339,091)**	(609,884)	**(46,695)**	(183,099)
Long-term portion	長期部份	**2,475,412**	1,237,871	**1,470,376**	1,099,303

Provision of operating lease aircraft return condition check represents the present value of estimated costs of major return check for aircraft and engines under operating leases as the Group has obligation to fulfill certain return conditions under relevant leases.

經營租賃飛機及發動機退租檢修準備為經營性租賃飛機的預計退租檢修費用的現值，對於此等飛機，本集團有義務滿足有關租賃規定的交還條件。

34. OTHER LONG-TERM LIABILITIES

34. 其他長期負債

		Group 集團		Company 公司	
		2010 二零一零年 *RMB'000* 人民幣千元	2009 二零零九年 *RMB'000* 人民幣千元	**2010 二零一零年 *RMB'000* 人民幣千元**	2009 二零零九年 *RMB'000* 人民幣千元
Long-term duties and levies payable	長期應付關稅及其他稅項	**821,950**	737,369	**624,836**	652,378
Fair value of unredeemed points awarded under the Group's frequent flyer programs	常旅客計劃尚未兌換獎勵積分的公允價值	**1,254,752**	442,623	**1,119,159**	442,623
Deferred gains on sale and leaseback transactions of aircraft	售後回租飛機遞延收益	**–**	8,138	**–**	8,138
Other long-term payables	其他長期應付款	**113,120**	91,870	**91,484**	87,524
		2,189,822	1,280,000	**1,835,479**	1,190,663
Less: current portion *(Note 30)*	減：流動部份*(附註30)*	**(384,960)**	(76,577)	**(337,224)**	(69,255)
Long-term portion	長期部份	**1,804,862**	1,203,423	**1,498,255**	1,121,408

35. DEFERRED TAXATION

35. 遞延稅項

Deferred income tax assets and liabilities are offset when there is a legally enforceable right of offset and when the deferred income taxes relate to the same authority. The following amounts, determined after appropriate offsetting, are shown in the balance sheets:

當有法定權利可將稅項抵銷，且涉及同一管轄機構，則可將遞延稅項資產與遞延稅項負債互相抵銷。抵銷後，下列金額在資產負債表內列示：

		Group 集團		Company 公司	
		2010 二零一零年 *RMB'000* 人民幣千元	2009 二零零九年 *RMB'000* 人民幣千元	**2010 二零一零年 *RMB'000* 人民幣千元**	2009 二零零九年 *RMB'000* 人民幣千元
Deferred tax assets	遞延稅項資產				
– Deferred tax asset to be utilised after 12 months	－12個月以上可實現的遞延稅項資產	**73,675**	82,272	**–**	–
– Deferred tax asset to be utilised within 12 months	－12個月以內可實現的遞延稅項資產	**1,513**	1,476	**–**	–
		75,188	83,748	**–**	–
Deferred tax liabilities	遞延稅項負債				
– Deferred tax liability to be realised after 12 months	－12個月以上可實現的遞延稅項負債	**(51,814)**	(51,539)	**–**	–
Net deferred tax assets	遞延稅項資產淨額	**(23,374)**	(32,209)	**–**	–

35. DEFERRED TAXATION (continued) 35. 遞延稅項(續)

Movements in the net deferred tax assets are as follows:

遞延稅項淨資產的變動如下：

		Group 集團		Company 公司	
		2010 二零一零年 RMB'000 人民幣千元	2009 二零零九年 RMB'000 人民幣千元	**2010 二零一零年 RMB'000 人民幣千元**	2009 二零零九年 RMB'000 人民幣千元
At 1 January	一月一日結餘	**32,209**	24,358	–	–
Additions through the acquisition of Shanghai Airlines *(Note 44)*	收購上航股份的影響 *(附註44)*	**(653)**	–	–	–
(Charged)/credited to income statement *(Note 14)*	利潤表(借項)／貸項 *(附註14)*	**(8,182)**	7,851	–	–
At 31 December	十二月三十一日結餘	**23,374**	32,209	–	–

The deferred tax assets and liabilities (prior to the offsetting of balances within the same tax jurisdiction) were made up of the taxation effects of the following:

遞延稅項資產及負債在同一稅法機構下抵銷前的結餘有以下的稅務影響組成：

		Group 集團		Company 公司	
		2010 二零一零年 RMB'000 人民幣千元	2009 二零零九年 RMB'000 人民幣千元	**2010 二零一零年 RMB'000 人民幣千元**	2009 二零零九年 RMB'000 人民幣千元
Deferred tax assets:	遞延稅項資產：				
Impairment provision for obsolete flight equipment spare parts	飛機設備零件的陳舊準備	**83,365**	78,634	**79,272**	74,872
Impairment provision for receivables	應收款減值撥備	**69,063**	68,553	**53,945**	52,872
Impairment provision for property, plant and equipment	物業、機器及設備減值準備	**128,226**	170,808	**125,573**	170,451
Provision for return condition checks for aircraft under operating leases	經營租賃飛機退租檢修準備	**93,740**	152,231	**92,101**	135,196
Provision for frequent flyer programs	常旅客計劃準備	**44,001**	13,619	**39,355**	13,619
Derivative financial liabilities	交易性金融負債	**29,526**	132,732	**29,526**	132,732
Provision for post-retirement benefits	退休後福利準備	**245,026**	271,672	**220,475**	247,424
		692,947	888,249	**640,247**	827,166
Deferred tax liabilities:	遞延稅項負債：				
Depreciation and amortisation	折舊及攤銷	**(652,521)**	(855,272)	**(623,195)**	(826,398)
Derivative financial assets	交易性金融資產	**(17,052)**	(768)	**(17,052)**	(768)
		(669,573)	(856,040)	**(640,247)**	(827,166)

35. DEFERRED TAXATION (continued)

35. 遞延稅項(續)

Movements of the net deferred tax assets of the Group for the year:

遞延稅項淨資產的變動如下：

		At the beginning of the year 年初餘額 RMB'000 人民幣千元	Additions through the acquisition of Shanghai Airlines 合併上航股份增加 RMB'000 人民幣千元	(Charged)/ credited to income statement 利潤表(借項)/貸項 RMB'000 人民幣千元	At the end of the year 年末餘額 RMB'000 人民幣千元
For the year ended 31 December 2010	二零一零年年度				
Impairment provision for obsolete flight equipment spare parts	飛機設備零件的陳舊準備	78,634	–	4,731	83,365
Impairment provision for receivables	應收款減值撥備	68,553	510	–	69,063
Impairment provision for property, plant and equipment	物業、機器及設備減值準備	170,808	–	(42,582)	128,226
Provision for return condition checks for aircraft under operating leases	經營租賃飛機退租檢修準備	152,231	–	(58,491)	93,740
Provision for frequent flyer programs	常旅客計劃準備	13,619	–	30,382	44,001
Derivative financial liabilities	交易性金融負債	132,732	–	(103,206)	29,526
Provision for post-retirement benefits	退休後福利準備	271,672	–	(26,646)	245,026
		888,249	510	(195,812)	692,947
Depreciation and amortisation	折舊及攤銷	(855,272)	–	202,751	(652,521)
Derivative financial assets	交易性金融資產	(768)	(1,163)	(15,121)	(17,052)
		(856,040)	(1,163)	187,630	(669,573)
Net deferred tax assets	遞延稅項資產淨額	32,209	(653)	(8,182)	23,374

35. DEFERRED TAXATION (continued) 35. 遞延稅項(續)

		At the beginning of the year 年初餘額 *RMB'000* *人民幣千元*	(Charged)/ credited to income statement 利潤表 (借項)/貸項 *RMB'000* *人民幣千元*	At the end of the year 年末餘額 *RMB'000* *人民幣千元*
For the year ended 31 December 2009	二零零九年年度			
Tax losses carried forward	稅務虧損結餘	1,846	(1,846)	–
Impairment provision for obsolete flight equipment spare parts	飛機設備零件的陳舊準備	78,634	–	78,634
Impairment provision for receivables	應收款減值撥備	68,553	–	68,553
Impairment provision for property, plant and equipment	物業、機器及設備減值準備	170,808	–	170,808
Provision for return condition checks for aircraft under operating leases	經營租賃飛機退租檢修準備	152,231	–	152,231
Provision for frequent flyer programs	常旅客計劃準備	13,619	–	13,619
Derivative financial liabilities	交易性金融負債	313,488	(180,756)	132,732
Provision for post-retirement benefits	退休後福利準備	271,672	–	271,672
		1,070,851	(182,602)	888,249
Depreciation and amortisation	折舊及攤銷	(1,024,173)	168,901	(855,272)
Derivative financial assets	交易性金融資產	(22,320)	21,552	(768)
		(1,046,493)	190,453	(856,040)
Net deferred tax assets	遞延稅項資產淨額	24,358	7,851	32,209

As at the balance sheet date, the Group and the Company had unrecognised deductable temporary differences approximately RMB7,089,519 and RMB4,786,950 respectively (2009: RMB5,441,922 and RMB4,579,894 respectively).

於資產負債表日,本集團及本公司未確認可抵扣暫時性差異分別為人民幣7,090百萬元及人民幣4,787百萬元(2009年:人民幣5,442百萬元及人民幣4,580百萬元)。

In addition, as at 31 December 2010, the Group and the Company had tax losses carried forward of approximately RMB9,855 million and RMB8,532 million respectively (2009: RMB16,223 million and RMB12,720 million respectively) which will expire between 2011 and 2014, and which are available to set off against the Group companies and the Company's future taxable income. In accordance with the PRC tax law, tax losses can be carried forward to offset against future taxable income for a period of five years.

此外,於二零一零年十二月三十一日,本集團及本公司的稅務虧損結餘分別約人民幣98.55億元及人民幣85.32億元(二零零九年:人民幣162.23億元及人民幣127.20億元),可於二零一一年至二零一四年間沖銷本集團內相關公司及本公司的未來應課稅收入。根據中國稅法,稅務虧損可於五年內抵銷未來應課稅收入。

As at 31 December 2010, the Group and the Company did not recognise RMB4,236 million and RMB3,330 million respectively (2009: RMB5,416 million and RMB4,325 million respectively) of deferred tax assets arising from the above deductable temporary differences and tax losses as management did not consider it probable that other deductable temporary differences and tax losses would be realised before they expire.

截至二零一零年十二月三十一日止,由於管理層相信上述可抵扣暫時性差異及稅務虧損在其到期前可被利用的可能性較少,本集團及本公司未就上述可抵扣暫時性差異及稅務虧損所確認的遞延稅項資產分別為人民幣42.36億元及人民幣33.30億元(二零零九年:人民幣54.16億元及人民幣43.25億元)。

36. RETIREMENT BENEFIT PLANS AND POST-RETIREMENT BENEFITS

(a) Defined contribution retirement schemes

(i) Pension

The Group companies participate in defined contribution retirement schemes organised by municipal governments of various provinces in which the Group companies operate. Substantially all of the Group's PRC employees are eligible to participate in the Group companies' retirement schemes. The Group companies are required to make annual contributions to the schemes at rates ranging from 20% to 22% on the employees' salary and allowances subject to certain ceilings as set up by the relevant municipal governments. Employees are required to contribute to the schemes at rates ranging from 7% to 8% of their salaries. For the year ended 31 December 2010, the Group's pension cost charged to the consolidated income statement amounted to RMB715 million (2009: RMB390 million).

(ii) Medical insurance

Majority of the Group's PRC employees participate in the medical insurance schemes organised by municipal governments, under which the Group companies and their employees are required to contribute to the schemes approximately 12% and 2%, respectively, of the employee's basic salaries subject to certain ceilings as set up by the relevant municipal governments. For those employees who participate in these schemes, the Group has no other obligation for the payment of medical expense beyond the annual contributions. For the year ended 31 December 2010, the Group's medical insurance contributions charged to the consolidated income statement amounted to RMB281 million (2009: RMB132 million).

(b) Post-retirement benefits

In addition to the above defined contribution retirement schemes, the Group provides retirees with other post-retirement benefits including transportation subsidies, social function activities subsidies and other welfares. The expected cost of providing these post-retirement benefits is actuarially determined and recognised by using the projected unit credit method, which involves a number of assumptions and estimates, including inflation rate, discount rate and employees' turnover ratio.

36. 退休金計劃及僱員退休後的福利

(a) 定額供款退休金計劃

(i) 養老金

本集團在其營運地區參與當地省市政府管轄的定額供款的養老金計劃。本集團大多數中國僱員符合參與本集團的養老金計劃之資格。本集團需按相關市政府所設定薪金及津貼金額上限的20%至22%交納供款額，僱員則按其基本薪金的7%至8%交納供款。截至二零一零年十二月三十一日止年度，本集團在該計劃下已計入合併利潤表的養老金供款費用為人民幣7.15億元(二零零九年：人民幣3.90億元)。

(ii) 醫療保險

本集團大部份中國僱員參加了各地政府組織的醫療保險計劃，本集團及僱員須分別按相關市政府所設定基本薪金上限約12%及2%向計劃供款。除此供款外，本集團對參加計劃的僱員並無其他醫療費用責任。截至二零一零年十二月三十一日止年度，本集團計人民幣2.81億元(二零零九年：人民幣1.32億元)醫療保險供款於利潤表中列賬。

(b) 退休後的福利

除上述的養老金計劃外，本集團提供退休僱員福利包括交通津貼、社交活動津貼以及其他福利。退休後福利所產生的費用按「預計福利按服務年期攤分法」精算估值計算，並以數項假設及估計為基準，當中包括通脹率、折現率及僱員流失率等。

36. RETIREMENT BENEFIT PLANS AND POST-RETIREMENT BENEFITS (continued)

36. 退休金計劃及僱員退休後的福利(續)

(b) Post-retirement benefits (continued)

(b) 退休後的福利(續)

The post-retirement benefit obligations recognised in the balance sheets are as follows:

在資產負債表中所確認的退休後福利費用準備如下：

		Group 集團		Company 公司	
		2010 二零一零年 RMB'000 人民幣千元	2009 二零零九年 RMB'000 人民幣千元	**2010 二零一零年 RMB'000 人民幣千元**	2009 二零零九年 RMB'000 人民幣千元
Present value of funded post-retirement benefit obligations	設基金的僱員退休後福利費用準備的現值	**440,042**	–	–	
Fair value of plan assets	計畫資產的公允價值	**(95,085)**	–	–	
Present value of unfunded post-retirement benefit obligations	不設基金的僱員退休後福利費用準備的現值	**4,737,736**	4,490,477	**4,155,547**	3,978,333
Unrecognised actuarial losses	未確認的精算損失	**(2,465,413)**	(2,640,544)	**(2,209,541)**	(2,333,591)
Post-retirement benefit obligations	僱員退休後福利費用準備	**2,617,280**	1,849,933	**1,946,006**	1,644,742
Less: current portion *(Note 30)*	減：流動部份 *(附註30)*	**(61,279)**	(51,226)	**(54,523)**	(48,193)
Long-term portion	長期部份	**2,556,001**	1,798,707	**1,891,483**	1,596,549

Changes in post-retirement benefit obligations are as follows:

退休後福利費用準備的變動如下：

		Group 集團		Company 公司	
		2010 二零一零年 RMB'000 人民幣千元	2009 二零零九年 RMB'000 人民幣千元	**2010 二零一零年 RMB'000 人民幣千元**	2009 二零零九年 RMB'000 人民幣千元
At 1 January	一月一日結餘	**1,849,933**	1,515,585	**1,644,742**	1,330,679
Additions through the acquisition of Shanghai Airlines *(Note 44)*	收購上航股份影響 *(附註44)*	**419,414**	–	–	–
Costs charged in the income statement	計入利潤表的有關費用	**479,514**	440,878	**399,177**	405,468
Payments	支付額	**(131,581)**	(106,530)	**(97,913)**	(91,405)
At 31 December	十二月三十一日結餘	**2,617,280**	1,849,933	**1,946,006**	1,644,742

36. RETIREMENT BENEFIT PLANS AND POST-RETIREMENT BENEFITS (continued) 36. 退休金計劃及僱員退休後的福利(續)

(b) Post-retirement benefits (continued) (b) 退休後的福利(續)

The movement in the fair value of plan assets of the year is as follows:

本年度計畫資產的公允價值變動情況如下：

		Group 集團		Company 公司	
		2010 二零一零年 *RMB'000* 人民幣千元	2009 二零零九年 RMB'000 人民幣千元	**2010 二零一零年 *RMB'000* 人民幣千元**	2009 二零零九年 *RMB'000* 人民幣千元
At 1 January	一月一日結餘	**–**	–	–	–
Additions through the acquisition of Shanghai Airlines *(Note 44)*	收購上航股份影響 *(附註44)*	**79,956**	–	–	–
Expected return on plan assets	計畫資產預期回報	**6,043**	–	–	–
Actuarial gain	精算(損失／收益)	**102**	–	–	–
Employer contributions	僱主供款	**10,862**	–	–	–
Benefits paid from the plan assets	從計畫資產支付福利	**(1,878)**	–	–	–
At 31 December	十二月三十一日結餘	**95,085**	–	–	–

The costs of post-retirement benefits are recognised under wages, salaries and benefits in the income statements as follows:

退休後福利費用已列入工資、薪金及福利費用中，並已於本年度利潤表中反映：

		Group 集團		Company 公司	
		2010 二零一零年 *RMB'000* 人民幣千元	2009 二零零九年 RMB'000 人民幣千元	**2010 二零一零年 *RMB'000* 人民幣千元**	2009 二零零九年 *RMB'000* 人民幣千元
Current service cost	當期服務費用	**172,889**	156,000	**138,270**	152,854
Interest cost	利息費用	**211,412**	169,318	**169,884**	149,684
Actuarial losses recognised	確認的精算損失	**101,256**	115,560	**91,023**	102,930
Estimated return on planned asset	計畫資產預期回報	**(6,043)**	–	**–**	–
Total *(Note 9)*	總額*(附註9)*	**479,514**	440,878	**399,177**	405,468

The principal actuarial assumptions at the balance sheet date are as follows:

於資產負債表日主要精算估值假設如下：

		Group and Company 集團及公司	
		2010 二零一零年	2009 二零零九年
Discount rate	折現率	**4.25%**	4.25%
Annual rate of increase of per capita benefit payment	支付僱員福利的每年增長率	**3%-5%**	3.00%
Employee turnover rate	僱員流失率	**3%-3.25%**	3.00%
Mortality rate	死亡率	**9.83%**	9.07%
Medical inflation rate	醫療通脹率	**5.00%**	5.00%

37. STAFF HOUSING BENEFITS

(a) Staff housing fund

In accordance with the PRC housing reform regulations, the Group is required to contribute to the State-sponsored housing fund for its employees at rates ranging from 7% to 15% (2009: 7% to 15%) of the specified salary amounts of its PRC employees. At the same time, the employees are required to contribute an amount equal to the Group's contribution. The employees are entitled to claim the entire sum of the fund contributed under certain specified withdrawal circumstances. For the year ended 31 December 2010, the Group's contributions to the housing funds amounted to RMB422 million (2009: RMB323 million) (Note 9) which has been charged to the consolidated income statement. The staff housing fund payable as at 31 December 2010 is RMB45 million (2009: RMB20 million). The Group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods.

(b) Staff housing allowances

The Group also provides staff housing allowances in cash to eligible employees. The total entitlement of an eligible employee is principally vested over a period of 20 years. Upon an eligible employee's resignation, his or her entitlement would cease and any unpaid entitlement related to past service up to the date of resignation would be paid. As at 31 December 2010, the present obligation of the provision for employee's staff housing allowances is RMB348 million (2009: RMB401 million).

For the year ended 31 December 2010, the staff housing benefit amounted to RMB114 million (2009: RMB106 million) (Note 9) which has been charged to the consolidated income statement.

37. 職工住房補貼

(a) 員工住房基金

根據中國住房政策，本集團需按國內員工薪金的7%至15%（二零零九年：7%至15%）供款至國家安排的住房基金中。同時，員工亦須從其薪金中，與本公司作出等值的供款。在若干特定情形員工有權提取全額供款。於二零一零年十二月三十一日止年度內，本集團計入合併利潤表的職工住房基金的供款計人民幣4.22億元（二零零九年：人民幣3.23億元）（附註9）。截至二零一零年十二月三十一日，本集團應付職工住房基金準備餘額為人民幣0.45億元（二零零九年：人民幣0.20億元）。若基金的資產不足以支付僱員提供服務的當期及前期利益時，本集團並無法律性或推定性的責任填補不足。

(b) 員工住房補貼

本集團同時以現金方式向符合資格的員工提供員工住房補貼。受益期原則上為二十年，當符合資格員工離職時，其補貼將停止計算，任何以往年度有關的未支付補貼將在其離職時支付。截至二零一零年十二月三十一日，員工住房補貼準備的現值為人民幣3.48億元（二零零九年：人民幣4.01億元）。

截至二零一零年十二月三十一日止年度，計人民幣1.14億元（二零零九年：人民幣1.06億元）員工住房補貼於合併利潤表中列支（附註9）。

38. DERIVATIVE FINANCIAL INSTRUMENTS

38. 金融衍生工具

		Group and Company 集團及公司			
		Assets 資產		Liabilities 負債	
		2010 二零一零年 RMB'000 人民幣千元	2009 二零零九年 RMB'000 人民幣千元	**2010 二零一零年 RMB'000 人民幣千元**	2009 二零零九年 RMB'000 人民幣千元
At 31 December	十二月三十一日結餘				
Interest rate swaps *(Note (a))*	利率互換合約*(註釋(a))*	**52,081**	–	**191,247**	154,871
Forward foreign exchange contracts *(Note (b))*	外匯遠期合約*(註釋(b))*	**–**	–	**76,548**	77,016
Crude oil option contracts *(Note (c))*	原油期權合約*(註釋(c))*	**18,970**	3,490	**48,612**	897,744
Total	合計	**71,051**	3,490	**316,407**	1,129,631
Less: current portion	減：流動部份				
– Interest rate swaps	–利率互換合約	**–**	–	**(62,891)**	(67,728)
– Forward foreign exchange contracts	–外匯遠期合約	**–**	–	**(10,479)**	(40,814)
– Crude oil option contracts	–原油期權合約	**(18,970)**	(3,490)	**(48,612)**	(897,744)
		(18,970)	(3,490)	**(121,982)**	(1,006,286)
Non-current portion	非流動部份	**52,081**	–	**194,425**	123,345

The maximum exposure to credit risk at the reporting date is the fair value of the derivative assets in the balance sheet.

在報告日期，信貸風險的最高風險承擔為資產負債表內衍生資產的公平價值。

Notes:

(a) Interest rate swaps

The Group uses interest rate swaps to reduce the risk of changes in market interest rates (Note 3(a)(ii)). The Group's interest rate swaps qualify for hedge accounting. The interest rate swaps entered into by the Group are generally for swapping variable rates, usually referenced to LIBOR, into fixed rates, and are accounted for as cash flow hedges. Other interest rate swaps are accounted for as fair value hedges. As at 31 December 2010, the notional amount of the outstanding interest rate swap agreements was approximately US$668 million (2009: US$388 million). These agreements will expire between 2011 and 2021.

Realised and unrealised gains and losses arising from the valuation of these interest rate swaps have been dealt with in the income statements as follows:

註譯：

(a) 利率互換合約

本集團通過利率互換減低市場利率變動的風險（附註3(a)(ii)）。本集團簽訂的利率互換合約符合套期會計的運用條件。其中大部分合約是將與LIBOR相關的浮動利率轉換為固定利率，屬於現金流量套期，其他合約為公允價值套期。於二零一零年十二月三十一日，本集團仍持有尚未交易的利率協定的名義金額約為6.68億美元（二零零九年：3.88億美元），並將於二零一一年至二零二一年間到期。

本年度已實現及未實現利率互換合約實際交割損益及公允價值變動列示於利潤表如下：

		Group 集團	
		2010 二零一零年 RMB'000 人民幣千元	*2009 二零零九年 RMB'000 人民幣千元*
Realised losses (recorded in finance costs)	*已實現損失（計入財務費用）*	***(105,043)***	*(77,047)*
Unrealised mark to market gains/(losses)	*未實現收益／（損失）*		
– cash flow hedges (recognised in equity)	*–現金流套期（計入資本公積）*	***8,103***	*56,112*
– fair value hedges (recognised in gain on fair value movements of financial derivatives)	*–公允價值套期（計入公允價值變動損益）*	***7,602***	*(27,530)*
		(89,338)	*(48,465)*

38. DERIVATIVE FINANCIAL INSTRUMENTS (continued)

38. 金融衍生工具(續)

Notes: (continued)

註譯：

(b) Forward foreign exchange contracts

The Group uses forward foreign exchange contracts to reduce the risk of changes in currency exchange rates in respect of ticket sales and expenses denominated in foreign currencies (Note 3(a)(i)). The Group's forward foreign exchange contracts for selling Japanese Yen and purchasing U.S. dollars at fixed exchange rates are accounted for as cash flow hedges. Other forward foreign exchange contracts are accounted for as fair value hedges. As at 31 December 2010, the notional amount of the outstanding currency forward contracts was approximately US$48 million (2009: US$82 million), which will expire between 2011 and 2017.

Realised and unrealised gains and losses arising from the valuation of these contracts have been dealt with in the income statements as follows:

(b) 外匯遠期合約

本集團通過外匯遠期合約來降低機票銷售外匯收入及需以外匯支付的費用相關的匯率波動風險(附註3(a)(i))。本集團簽訂的外匯遠期合約符合套期會計的運用條件。其中大部分合約是以固定匯率銷售日元或買入美元，屬於現金流量套期，其他合約為公允價值套期。二零一零年十二月三十一日，仍持有尚未交易的外匯套期合約的名義金額約為0.48億美元(二零零九年：0.82億美元)，並將於二零一一年至二零一七年間到期。

本年度已實現及未實現外匯遠期合約實際交割損益及公允價值變動列示於利潤表如下：

		Group 集團	
		2010 二零一零年 RMB'000 人民幣千元	2009 二零零九年 RMB'000 人民幣千元
Realised (losses)/gains (recorded in finance income)	已實現(損失)/收益(計入財務收入)	**(42,233)**	45,983
Unrealised mark to market gains/(losses)	未實現收益/(損失)		
– cash flow hedges (recognised in equity)	–現金流套期(計入資本公積)	**(25,119)**	3,272
– fair value hedges (recognised in gain on fair value movements of derivative financial instruments)	–公允價值套期(計入公允價值變動損益)	**25,587**	58,472
		(41,765)	107,727

(c) Crude oil option contracts

The Group enters into crude oil hedging contracts to reduce the risk of changes in market oil/petroleum prices as a hedge against aircraft fuel costs. The crude oil hedging contracts used by the Group are normally structured to include a combination of both put and call options which allow the Group to lock in fuel prices for specified volumes within a price range. In each hedging contract, the call options price at which the Group is effectively entitled to buy fuel will be higher than that at which the counterparty is effectively entitled to sell.

None of the crude oil hedging contracts remained open at 31 December 2010 qualified for hedge accounting. The Group is required to account for the fair value of the difference between the spot price of crude oil and the price at which the counterparties are effectively entitled to sell in future periods as unrealised mark to market gains/losses and recognised these gains/losses in the income statements immediately.

Realised and unrealised gains and losses arising from the valuation of these contracts have been dealt with in the income statements.

(c) 原油期權合約

為降低市場油價/航油價格變動對飛機燃料成本的影響，本集團簽訂了若干原油期權合約。本集團簽訂的原油期權合約的主要結構包括若干看漲期權及看跌期權，並在一定程度上將約定量航油的價格鎖定在一定區間。在每一份原油期權合約中，本集團在看漲期權下有權購入航油的價格高於交易對手有權利出售的價格。

截至二零一零年十二月三十一日，本集團所持的尚未交割的原油期權合約不符合套期會計的條件。本集團需將現貨價格與交易對手於未來期間出售價之間公允價值的差異作為未實現市值收益/損失直接計入合併利潤表。

該等合約估值產生的已實現和未實現的收益和損失計入利潤表。

		Group 集團	
		2010 二零一零年 RMB'000 人民幣千元	2009 二零零九年 RMB'000 人民幣千元
Realised losses	已實現損失	**(82,420)**	(1,558,858)
Unrealised mark to market gains	未實現收益	**882,615**	5,302,604
		800,195	3,743,746

The fair value of crude oil option contracts is determined by reference to mark-to-market values provided by counterparties applying appropriate option valuation model (i.e. mean regression model using the Monte Carlo Simulation Process). Key parameters used in the valuation models include volatility, credit spread, long run mean and mean reverting ratio at date of valuation.

原油期權合約的公允值利用交易對手的市場報價以及獨立協力廠商評估機構運用相關評估模型(例如：均值回歸模型及蒙特卡羅隨機過程)計算得出的評估結果。模型中採用的主要數據及假設包括評估時點的波動率、信用利差、長期均衡價格及均值回歸速度等。

39. FINANCIAL INSTRUMENTS BY CATEGORY

39. 金融工具(按類別)

(a) Group

(a) 集團

Assets as per balance sheet 資產負債表日的資產		Loans and receivables 借款及應收款項 *RMB'000* *人民幣千元*	Assets at fair value through the profit and loss 以公允價值計量且其變動計入損益的資產 *RMB'000* *人民幣千元*	Derivatives used for hedging 用作套期的衍生工具 *RMB'000* *人民幣千元*	Available-for-sale 可供出售金融資產 *RMB'000* *人民幣千元*	Total 總計 *RMB'000* *人民幣千元*
Balance 31 December 2010	二零一零年十二月三十一日					
Available-for-sale financial assets	可供出售金融資產	–	–	–	242,005	242,005
Derivative financial instruments	衍生工具	–	–	71,051	–	71,051
Trade receivables	應收賬款	2,127,446	–	–	–	2,127,446
Prepayments, deposits and other receivables excluding prepayments	預付款、存款及其他應收款,不包括預付款	4,442,730	–	–	–	4,442,730
Cash and cash equivalents	現金及現金等價物	3,078,228	–	–	–	3,078,228
Total	總計	9,648,404	–	71,051	242,005	9,961,460

Liabilities as per balance sheet 資產負債表日的負債		Loans and receivables 借款及應收款項 *RMB'000* *人民幣千元*	Liabilities at fair value through the profit and loss 以公允價值計量且其變動計入損益的負債 *RMB'000* *人民幣千元*	Derivatives used for hedging 用作套期的衍生工具 *RMB'000* *人民幣千元*	Other financial liabilities at amortised cost 其他金融負債按攤餘成本 *RMB'000* *人民幣千元*	Total 總計 *RMB'000* *人民幣千元*
Balance 31 December 2010	二零一零年十二月三十一日					
Borrowings	借款	38,565,657	–	–	–	38,565,657
Obligations under finance leases	融資租賃負債	19,208,333	–	–	–	19,208,333
Derivative financial instruments	衍生工具	–	–	316,407	–	316,407
Trade payables and notes payable	應付賬款及應付票據	4,275,443	–	–	–	4,275,443
Other payables and accrued expenses	其他應付款及預提費用	14,536,168	–	–	–	14,536,168
Total	總計	76,585,601	–	316,407	–	76,902,008

39. FINANCIAL INSTRUMENTS BY CATEGORY (continued) 39. 金融工具(按類別)(續)

(a) Group (continued) (a) 集團(續)

Assets as per balance sheet 資產負債表日的資產		Loans and receivables 借款及應收款項 RMB'000 人民幣千元	Assets at fair value through the profit and loss 以公允價值計量且其變動計入損益的資產 RMB'000 人民幣千元	Derivatives used for hedging 用作套期的衍生工具 RMB'000 人民幣千元	Available-for-sale 可供出售金融資產 RMB'000 人民幣千元	Total 總計 RMB'000 人民幣千元
Balance 31 December 2009	二零零九年十二月三十一日					
Available-for-sale financial assets	可供出售金融資產	–	–	–	57,269	57,269
Derivative financial instruments	衍生工具	–	–	3,490	–	3,490
Trade receivables	應收賬款	1,370,871	–	–	–	1,370,871
Prepayments, deposits and other receivables excluding prepayments	預付款、存款及其他應收款，不包括預付款	1,993,096	–	–	–	1,993,096
Cash and cash equivalents	現金及現金等價物	1,735,248	–	–	–	1,735,248
Total	總計	5,099,215	–	3,490	57,269	5,159,974

Liabilities as per balance sheet 資產負債表日的負債		Loans and receivables 借款及應收款項 RMB'000 人民幣千元	Liabilities at fair value through the profit and loss 以公允價值計量且其變動計入損益的負債 RMB'000 人民幣千元	Derivatives used for hedging 用作套期的衍生工具 RMB'000 人民幣千元	Other financial liabilities at amortised cost 其他金融負債按攤餘成本 RMB'000 人民幣千元	Total 總計 RMB'000 人民幣千元
Balance 31 December 2009	二零零九年十二月三十一日					
Borrowings	借款	25,334,949	–	–	–	25,334,949
Obligations under finance leases	融資租賃負債	19,370,235	–	–	–	19,370,235
Derivative financial instruments	衍生工具	–	–	1,129,631	–	1,129,631
Trade payables and notes payable	應付賬款及應付票據	6,480,459	–	–	–	6,480,459
Other payables and accrued expenses	其他應付款及預提費用	11,517,204	–	–	–	11,517,204
Total	總計	62,702,847	–	1,129,631	–	63,832,478

39. FINANCIAL INSTRUMENTS BY CATEGORY (continued) 39. 金融工具(按類別)(續)

(b) Company (b) 公司

Assets as per balance sheet 資產負債表日的資產		Loans and receivables 借款及應收款項 RMB'000 人民幣千元	Assets at fair value through the profit and loss 以公允價值計量且其變動計入損益的資產 RMB'000 人民幣千元	Derivatives used for hedging 用作套期的衍生工具 RMB'000 人民幣千元	Available-for-sale 可供出售金融資產 RMB'000 人民幣千元	Total 總計 RMB'000 人民幣千元
Balance 31 December 2010	二零一零年十二月三十一日					
Available-for-sale financial assets	可供出售金融資產	–	–	–	223,729	223,729
Derivative financial instruments	衍生工具	–	–	71,051	–	71,051
Trade receivables	應收賬款	2,545,900	–	–	–	2,545,900
Prepayments, deposits and other receivables excluding prepayments	預付款、存款及其他應收款,不包括預付款	5,212,915	–	–	–	5,212,915
Cash and cash equivalents	現金及現金等價物	851,283	–	–	–	851,283
Total	總計	8,610,098	–	71,051	223,729	8,904,878

Liabilities as per balance sheet 資產負債表日的負債		Loans and receivables 借款及應收款項 RMB'000 人民幣千元	Liabilities at fair value through the profit and loss 以公允價值計量且其變動計入損益的負債 RMB'000 人民幣千元	Derivatives used for hedging 用作套期的衍生工具 RMB'000 人民幣千元	Other financial liabilities at amortised cost 其他金融負債按攤銷成本 RMB'000 人民幣千元	Total 總計 RMB'000 人民幣千元
Balance 31 December 2010	二零一零年十二月三十一日					
Borrowings	借款	30,589,115	–	–	–	30,589,115
Obligations under finance leases	融資租賃負債	15,877,872	–	–	–	15,877,872
Derivative financial instruments	衍生工具	–	–	316,407	–	316,407
Trade payables and notes payable	應付賬款及應付票據	4,701,951	–	–	–	4,701,951
Other payables and accrued expenses	其他應付款及預提費用	10,442,355	–	–	–	10,442,355
Total	總計	61,611,293	–	316,407	–	61,927,700

39. FINANCIAL INSTRUMENTS BY CATEGORY (continued) 39. 金融工具(按類別)(續)

(b) Company (continued) (b) 公司(續)

Assets as per balance sheet 資產負債表日的資產		Loans and receivables 借款及應收款項 RMB'000 人民幣千元	Assets at fair value through the profit and loss 以公允價值計量且其變動計入損益的資產 RMB'000 人民幣千元	Derivatives used for hedging 用作套期的衍生工具 RMB'000 人民幣千元	Available-for-sale 可供出售金融資產 RMB'000 人民幣千元	Total 總計 RMB'000 人民幣千元
Balance 31 December 2009	二零零九年十二月三十一日					
Available-for-sale financial assets	可供出售金融資產	–	–	–	45,520	45,520
Derivative financial instruments	衍生工具	–	–	3,490	–	3,490
Trade receivables	應收賬款	1,617,660	–	–	–	1,617,660
Prepayments, deposits and other receivables excluding prepayments	預付款、存款及其他應收款,不包括預付款	2,989,729	–	–	–	2,989,729
Cash and cash equivalents	現金及現金等價物	1,118,230	–	–	–	1,118,230
Total	總計	5,725,619	–	3,490	45,520	5,774,629

Liabilities as per balance sheet 資產負債表日的負債		Loans and receivables 借款及應收款項 RMB'000 人民幣千元	Liabilities at fair value through the profit and loss 以公允價值計量且其變動計入損益的負債 RMB'000 人民幣千元	Derivatives used for hedging 用作套期的衍生工具 RMB'000 人民幣千元	Other financial liabilities at amortised cost 其他金融負債按攤餘成本 RMB'000 人民幣千元	Total 總計 RMB'000 人民幣千元
Balance 31 December 2009	二零零九年十二月三十一日					
Borrowings	借款	21,121,713	–	–	–	21,121,713
Obligations under finance leases	融資租賃負債	17,303,224	–	–	–	17,303,224
Derivative financial instruments	衍生工具	–	–	1,129,631	–	1,129,631
Trade payables and notes payable	應付賬款及應付票據	6,293,548	–	–	–	6,293,548
Other payables and accrued expenses	其他應付款及預提費用	9,875,704	–	–	–	9,875,704
Total	總計	54,594,189	–	1,129,631	–	55,723,820

40. SHARE CAPITAL 40. 股本

		Group and Company 集團及公司	
		2010 二零一零年 *RMB'000* 人民幣千元	2009 二零零九年 *RMB'000* 人民幣千元
Registered, issued and fully paid of RMB1.00 each	註冊、已發行及全數繳付每股人民幣1.00元		
A share listed on the Shanghai Stock Exchange ("**A Shares**")	在上海證券交易所上市的A股(「**A股**」)	**7,782,214**	6,087,375
– Tradable shares held by CEA Holding with trading moratorium	–中國東航集團持有的有限售條件流通股	**4,831,375**	4,831,375
– Tradable shares held by other investors with trading moratorium *(Note)*	–其他投資者持有的有限售條件流通股*(註釋)*	**288,889**	860,000
– Tradable shares without trading moratorium *(Note)*	–無限售條件流通股*(註釋)*	**2,661,950**	396,000
H shares listed on the Stock Exchange of Hong Kong Limited ("**H shares**")	在香港證券交易所上市的H股(「**H股**」)	**3,494,325**	3,494,325
– Tradable shares held by CES Global Holding (Hong Kong) Limited with trading moratorium	–東航國際控股(香港)有限公司持有的有限售條件流通股	**1,437,375**	1,437,375
– Tradable shares without trading moratorium	–無限售條件流通股	**2,056,950**	2,056,950
		11,276,539	9,581,700

Pursuant to articles 49 and 50 of the Company's Articles of Association, both the listed A shares and the listed H shares are all registered ordinary shares and carry equal rights.

根據本公司的公司章程第四十九及五十條,每股非流通股、A股以及H股皆為註冊普通股並享有同等權利。

Note:

*On 28 January 2010, as approved by the Company's shareholders meeting and China Securities Regulatory Commission ("**CSRC**"), the Company issued 1,694,838,860 A Shares of the Company to the shareholders of Shanghai Airlines in exchange for all the existing issued shares of Shanghai Airlines. Of the total 1,694,838,860 shares issued, 288,889,000 shares were issued to an investor with lock up period of 29 months from 25 January 2010. The fair value of the A Shares issued amounted to approximately RMB9.1 billion, of which RMB1.7 billion is recorded as share capital and the remaining RMB7.4 billion is recorded as share premium (Note 44).*

註釋:

根據公司股東大會及中國證監會的批准,本公司於二零一零年一月二十八日發行1,694,838,860股A股,用以換取上航股份已發行的全部股份。在已發行的1,694,838,860股A股中,288,889,000股為限售股,限售期為自2010年1月25日起29個月。本次發行的A股股票的公允價值約為人民幣91億元,其中人民幣17億元計入股本,人民幣74億元計入儲備(附註44)。

41. RESERVES

41. 儲備

		Group 集團					
		Share premium (Note 40) 股本溢價 (註釋40) RMB'000 人民幣千元	Capital reserve (Note (b)) 資本儲備 (註釋(b)) RMB'000 人民幣千元	Hedging reserve (Note 38) 套期儲備 (註釋38) RMB'000 人民幣千元	Other reserves 其他儲備 RMB'000 人民幣千元	Accumulated losses 累計虧損 RMB'000 人民幣千元	Total 合計 RMB'000 人民幣千元
At 1 January 2009	二零零九年一月一日結餘	1,006,455	(720,057)	(195,390)	26,903	(18,082,262)	(17,964,351)
Unrealised gain on cashflow hedges *(Note 38)*	現金套期的未實現收益 *(註釋38)*	–	–	59,384	–	–	59,384
Realised gain on cashflow hedges *(Note 38)*	現金套期的已實現收益 *(註釋38)*	–	–	(1,470)	–	–	(1,470)
Capital reserve attributed by shareholders of an associate	聯營公司股東享有的資本儲備	–	–	–	49,692	–	49,692
Fair value movements of available for sale investments held by associates	攤佔聯營公司所持的可供出售投資的公允價值變動	–	–	–	(585)	–	(585)
Issuance of new shares *(Note 40)*	發行新股*(註釋40)*	9,341,417	–	–	–	–	9,341,417
Profit attributable to owners of the parent	本公司權益持有人應佔利潤	–	–	–	–	168,766	168,766
At 31 December 2009	二零零九年十二月三十一日結餘	10,347,872	(720,057)	(137,476)	76,010	(17,913,496)	(8,347,147)
At 1 January 2010	**二零一零年一月一日結餘**	**10,347,872**	**(720,057)**	**(137,476)**	**76,010**	**(17,913,496)**	**(8,347,147)**
Unrealised gain on cashflow hedges *(Note 38)*	現金套期的未實現虧損 *(註釋38)*	–	–	(17,016)	–	–	(17,016)
Fair value movements of available for sale investments	可供出售投資的公允價值變動	–	–	–	(534)	–	(534)
Fair value movements of available for sale investments held by associates	攤佔聯營公司所持的可供出售投資的公允價值變動	–	–	–	1,543	–	1,543
Issuance of new shares for the acquisition of Shanghai Airlines *(Note 40)*	收購上航股份所發行新股 *(註釋40)*	7,399,913	–	–	–	–	7,399,913
Profit attributable to owners of the parent	本公司權益持有者應佔利潤	–	–	–	–	4,957,989	4,957,989
At 31 December 2010	二零一零年十二月三十一日結餘	**17,747,785**	**(720,057)**	**(154,492)**	**77,019**	**(12,955,507)**	**3,994,748**

NOTES TO THE FINANCIAL STATEMENTS
財務報表附註

(Prepared in accordance with International Financial Reporting Standards)(按國際財務報告準則編製)
For the year ended 31 December 2010 截至二零一零年十二月三十一日止年度

41. RESERVES (continued)

41. 儲備(續)

		Company 公司				
		Share premium *(Note 40)* 股本溢價 *(註釋40)* *RMB'000* 人民幣千元	Capital reserve *(Note (b))* 資本儲備 *(註釋(b))* *RMB'000* 人民幣千元	Hedging reserve *(Note 38)* 套期儲備 *(註釋38)* *RMB'000* 人民幣千元	Accumulated losses 累計虧損 *RMB'000* 人民幣千元	Total 合計 *RMB'000* 人民幣千元
At 1 January 2009	二零零九年一月一日結餘	1,006,455	(720,057)	(195,390)	(16,350,135)	(16,259,127)
Unrealised gain on cashflow hedges *(Note 38)*	現金套期的未實現收益 *(註釋38)*	–	–	59,384	–	59,384
Realised gain on cashflow hedges *(Note 38)*	現金套期的已實現收益 *(註釋38)*	–	–	(1,470)	–	(1,470)
Issuance of new shares *(Note 40)*	發行新股*(註釋40)*	9,341,417	–	–	–	9,341,417
Profit for the year	年度盈利	–	–	–	1,074,027	1,074,027
At 31 December 2009	二零零九年十二月三十一日結餘	10,347,872	(720,057)	(137,476)	(15,276,108)	(5,785,769)
At 1 January 2010	二零一零年一月一日結餘	**10,347,872**	**(720,057)**	**(137,476)**	**(15,276,108)**	**(5,785,769)**
Unrealised gain on cashflow hedges *(Note 38)*	現金套期的未實現虧損 *(註釋38)*	**–**	**–**	**(17,016)**	**–**	**(17,016)**
Issuance of new shares for the acquisition of Shanghai Airlines *(Note 40)*	收購上航股份所發行新股*(註釋40)*	**7,399,913**	**–**	**–**	**–**	**7,399,913**
Profit for the year	年度利潤	**–**	**–**	**–**	**4,422,353**	**4,422,353**
At 31 December 2010	二零一零年十二月三十一日結餘	**17,747,785**	**(720,057)**	**(154,492)**	**(10,853,755)**	**6,019,481**

Notes:

(a) *Statutory and Discretionary Reserves*

Pursuant to the PRC regulations and the Companies' Articles of Association, each of the Group companies is required to transfer 10% of its profit for the year, as determined under the PRC Accounting Regulations, to a statutory common reserve fund until the fund balance exceeds 50% of the Group company's registered capital. The statutory common reserve fund can be used to make good previous years' losses, if any, and to issue new shares to shareholders in proportion to their existing shareholdings or to increase the par value of the shares currently held by them, provided that the balance after such issue is not less than 25% of the registered capital.

Each of the Group companies is permitted to transfer 5% of its profit for the year as determined under the PRC Accounting Regulations, to a discretionary common reserve fund. The transfer to this reserve is subject to approval at shareholders' meetings.

No profit appropriation by the Company to the discretionary common reserve fund was made for the year ended 31 December 2010 (2009: nil).

(b) *Capital reserve*

Capital reserve represents the difference between the fair value of the net assets injected and the nominal amount of the Company's share capital issued in respect of a group restructuring carried out in June 1996 for the purpose of the Company's listing.

註釋:

(a) *法定及任意公積金*

根據中國有關規定及本公司的公司章程，本公司須將按中國企業會計準則所計算的年度內利潤的10%撥入法定公積金，直至該公積金結餘相等於註冊資本的50%。法定公積金可用於彌補以前年度虧損，亦可按現有持股比例發行新股予股東或增加股東現時所持股份的面值，但轉撥後的結餘不可少於註冊股本的25%。

本公司可按中國企業會計準則所計算的年度內利潤的5%撥入任意公積金。該項轉撥須經股東大會決議通過。

本公司於截至二零一零年十二月三十一日止年度無須進行溢利轉撥(二零零九年：無)。

(b) *資本儲備*

本集團於一九九六年六月基於上市目的而重組時的發行資本賬面值及淨資產公允值的差異為資本儲備。

NOTES TO THE FINANCIAL STATEMENTS
財務報表附註

(Prepared in accordance with International Financial Reporting Standards)（按國際財務報告準則編製）
For the year ended 31 December 2010 截至二零一零年十二月三十一日止年度

42. NON-CURRENT ASSETS HELD FOR SALE

In December 2010, the Group management passed a resolution to dispose certain aircraft and related engines in the forthcoming 12 months in consideration of the low operation efficiency and high maintenance costs of these aircraft. The proposed disposal is part of the Group's fleet portfolio streamlining exercise. Subsequent to 2010 year end, the Group has taken active steps to seek potential buyers and obtain buyers' quotes. The aircraft and engines with an aggregate carrying of RMB412 million (after the impairment loss charge) has been classified as non-current assets held for sale at 31 December 2010. An impairment loss charge of approximately RMB239 million was made against these aircraft and engines by reference to the estimated market values which approximate to the price quotes provided by the potential buyers (Note 10). The non-current assets held for sale as at 31 December 2009 has been disposed during the year ended 31 December 2010.

42. 持有待售非流動資產

於二零一零年十二月，集團管理層審議決定，在未來12個月內出售運行效率低、維修費用高的若干飛機和發動機。該處置是本集團的機隊機型優化工作的一部分。於二零一零年末後，本集團已採取積極措施，尋求潛在的買家，同時取得買家的報價。於二零一零年十二月三十一日，計提減值準備後帳面淨值為人民幣4.12億元的上述飛機及發動機分類計入持有待售非流動資產。根據預計市場價值(與潛在買家的報價相近)，本集團對上述飛機及發動機計提減值準備人民幣2.39億元(附註10)。於二零零九年十二月三十一日的持有待售非流動資產已於二零一零年度處置。

43. NOTE TO CONSOLIDATED CASH FLOW STATEMENT

43. 現金流量表附註

(a) Cash generated from operations

(a) 經營活動產生的現金流量

		2010 **二零一零年** ***RMB'000*** ***人民幣千元***	2009 二零零九年 *RMB'000* *人民幣千元*
Profit before income tax	**税前利潤**	**5,417,812**	249,205
Adjustments for:	調整項目：		
Depreciation of property, plant and equipment and intangible assets	物業、機器及設備及無形資產折舊	**6,726,651**	5,177,149
Loss on disposals of property, plant and equipment	物業、機器及設備的處置損失	**15,893**	–
Loss on disposals of investment in associates	處置聯營公司的損失	**1,013**	–
Gain on disposals of investment in subsidiaries	處置附屬公司的收益	**(45,147)**	–
Share of results of associates	攤佔聯營公司業績	**(39,228)**	46,602
Share of results of jointly controlled entities	攤佔合營公司業績	**(28,154)**	(23,803)
Amortisation of lease prepayments	預付租賃款攤銷	**31,186**	25,686
Net foreign exchange gains	淨匯兑收益	**(1,074,796)**	(95,379)
Amortisation of deferred revenue	遞延收益攤銷	**–**	8,138
Gain arising from fair value movements of derivative financial instruments	金融衍生工具的公允值變動收益	**(915,804)**	(5,333,546)
Consumption of flight equipment spare parts	飛機設備零件之消耗	**601,407**	351,151
Impairment provision trade and other receivables	應收賬款及其他應收款減值準備	**1,545**	8,807
Provision for post-retirement benefits	退休後福利準備	**479,514**	440,878
Provision for return condition checks for aircraft under operating leases	經營性租賃飛機退租檢修準備	**586,364**	588,745
Impairment loss	資產減值損失	**405,391**	109,417
Interest income	利息收入	**(80,588)**	(109,925)
Interest expenses	利息費用	**1,501,900**	1,754,640
Operating profit before working capital changes	營運資本變動前年度利潤	**13,584,959**	3,197,765

43. NOTE TO CONSOLIDATED CASH FLOW STATEMENT (continued) 43. 現金流量表附註(續)

(a) Cash generated from operations (continued) (a) 經營活動產生的現金流量(續)

		2010 二零一零年 *RMB'000* *人民幣千元*	2009 二零零九年 *RMB'000* *人民幣千元*
Changes in working capital	**營運資本變動**		
Flight equipment spare parts	飛機設備零件	**(776,736)**	(465,626)
Trade receivables	應收賬款	**(202,667)**	(210,188)
Prepayments, deposits and other receivables	預付款、存款及其他應收款	**337,365**	540,134
Sales in advance of carriage	預售票款	**846,502**	406,305
Trade payables and notes payables	應付賬款及應付票據	**(3,418,055)**	1,021,365
Other payables and accrued expenses	其他應付款及預提費用	**292,530**	(481,798)
Other long-term liabilities	其他長期負債	**569,577**	(160,859)
Provision for return condition checks for aircraft under operating leases	經營性租賃飛機退租檢修準備	**(305,550)**	(275,008)
Staff housing allowances	職工住房補貼	**(166,871)**	(90,514)
Post-retirement benefit obligations	退休後福利準備	**(131,581)**	(106,530)
Operating lease deposits	經營性租賃訂金	**110,366**	132,644
		(2,845,120)	309,925
Cash generated from operations	經營活動產生的現金流量	**10,739,839**	3,507,690

(b) Non-cash transactions (b) 非現金交易

		2010 二零一零年 *RMB'000* *人民幣千元*	2009 二零零九年 *RMB'000* *人民幣千元*
Financing activities not affecting cash:	非現金融資活動：		
Issuances of new shares for acquisition of Shanghai Airlines *(Note 44)*	合併上航股份所增發新股 *(附註44)*	**9,118,433**	–
Finance lease obligations incurred for acquisition of aircraft	以融資租賃方式購買飛機	**1,455,152**	–
		10,573,585	–

44. BUSINESS COMBINATIONS

On 10 July 2009, the Company entered into an absorption agreement (the **"Absorption Agreement"**) with Shanghai Airlines in relation to a proposed acquisition of Shanghai Airlines (the **"Acquisition"**). Pursuant to the Absorption Agreement, the Company would issue 1,694,838,860 A Shares of the Company to the shareholders of Shanghai Airlines in exchange for all the existing issued shares of Shanghai Airlines. The Acquisition was completed on 28 January 2010 (the **"Acquisition Date"**), on which Shanghai Airlines was delisted and became a wholly owned subsidiary of the Company thereafter.

Based on the 1,694,838,860 A shares issued for the Acquisition, the acquisition price is RMB9,118 million, which is determined based on the quoted market price of the Company's shares issued as of the date closest to the Acquisition Date with adjustments to reflect restrictions specific to certain shares issued.

The resulting goodwill is determined to be RMB11,270 million and is attributable to strengthening the competitiveness of the Company, attaining synergy through integration of the resources and promoting the evolution of Shanghai international air transportation centre.

Details of the purchase consideration, the net liabilities assumed and goodwill are determined as follows:

44. 企業合併

於二零零九年七月十日，本公司與上航股份訂立換股吸收合併協議(「**吸收合併協議**」)以購併上航股份(「**吸收合併**」)。根據吸收合併協議，本公司將發行1,694,838,860股A股股票以交換上航股份全部已發行股本。上述吸收合併已於二零一零年一月二十八日(「**購買日**」)完成，自此上航股份成為本公司之全資附屬公司。

根據本公司為本次吸收合併發行的1,694,838,860股A股股票，本次吸收合併總對價為人民幣91.18億元。本交易對價乃以本次發行之股票於最近於購買日之交易日的公開市場報價，並對若干有限售條件的流通股進行調整後釐定。

商譽確定為人民幣112.70億元，該商譽主要體現為增強本公司的競爭力，通過資源整合實現協同作用以及促進上海國際航運中心的建設。

本次吸收合併的合併對價、所承接的淨負債和商譽確定如下：

		RMB'000 *人民幣千元*
Purchase consideration – fair value of share issued	合併對價－發行股票的公允價值	9,118,433
Add: fair value of net liabilities assumed	加：承接的淨負債的公允價值	2,151,262
Goodwill *(Note 18)*	商譽*(附註18)*	11,269,695

44. BUSINESS COMBINATIONS (continued)

The fair value of identifiable assets and liabilities (the "**Acquired Assets and Liabilities**") of Shanghai Airlines as at the Acquisition Date were estimated by the Board by reference to a valuation conducted by an independent valuer. The carrying amount and fair value of the Acquired Assets and Liabilities at the Acquisition Date are as follows:

44. 企業合併(續)

於購買日上航股份可辨認資產及負債的公允價值(「**收購的資產及負債**」)由董事會根據獨立評估機構的評估結果確定。收購的資產及負債於購買日的帳面價值及公允價值情況列示如下：

		Carrying Amount 賬面價值 *RMB'000* *人民幣千元*	Fair Value 公允價值 *RMB'000* *人民幣千元*
Assets	**資產**		
Non-current assets	**非流動資產**		
Intangible assets *(Note 18)*	無形資產*(附註18)*	21,403	21,403
Property, plant and equipment *(Note 19)*	物業、機器及設備*(附註19)*	10,050,475	8,324,946
Lease prepayments *(Note 20)*	預付租賃款*(附註20)*	115,753	466,507
Advances payments on acquisition of aircraft *(Note 21)*	飛機預付款*(附註21)*	1,072,366	1,072,366
Investment in an associates *(Note 23)*	投資於聯營公司*(附註23)*	59,714	59,714
Investment in jointly controlled entities *(Note 24)*	投資於合營公司*(附註24)*	19,184	19,184
Available-for-sale financial assets	可供出售金融資產	181,780	181,780
Other long term assets	其他長期資產	721,416	721,416
Deferred tax assets	遞延所得稅資產	510	510
		12,242,601	10,867,826
Current assets	**流動資產**		
Flight equipment spare parts	飛機設備零件	333,043	333,043
Trade receivables	應收賬款	698,362	698,362
Prepayments, deposits and other receivables	預付款、存款及其他應收款	1,427,436	1,427,436
Cash and cash equivalents	現金及現金等價物	1,167,565	1,167,565
		3,626,406	3,626,406
Total assets	**總資產**	**15,869,007**	**14,494,232**

44. BUSINESS COMBINATIONS (continued)

44. 企業合併(續)

		Carrying Amount 賬面價值 RMB'000 人民幣千元	Fair Value 公允價值 RMB'000 人民幣千元
Liabilities	**負債**		
Current liabilities	**流動負債**		
Sales in advance of carriage	預售票款	(311,170)	(311,170)
Trade payables and notes payable	應付賬款及應付票據	(1,383,575)	(1,383,575)
Other payables and accrued expenses	其他應付款及預提費用	(2,503,812)	(2,503,812)
Current portion of obligations under finance leases	融資租賃負債的流動部分	(73,691)	(73,691)
Current portion of borrowings	借款的流動部分	(5,711,604)	(5,711,604)
Income tax payable	應付稅項	(16,433)	(16,433)
Current portion of provision for return condition checks for aircraft under operating leases	經營租賃飛機及發動機退租檢修準備的流動部分	(46,378)	(46,378)
Derivative liabilities	衍生負債	(18,004)	(18,004)
		(10,064,667)	(10,064,667)
Non-current liabilities	**非流動負債**		
Obligations under finance leases	融資租賃負債	(1,010,646)	(1,010,646)
Borrowings	借款	(4,209,955)	(4,209,955)
Provision for return condition checks for aircraft under operating leases	經營租賃飛機及發動機退租檢修準備	(639,556)	(639,556)
Other long-term liabilities	其他長期負債	(248,218)	(248,218)
Deferred tax liabilities	遞延所得稅負債	(1,163)	(1,163)
Post-retirement benefit obligations *(Note 36)*	退休後福利準備*(附註36)*	(417,369)	(417,369)
		(6,526,907)	(6,526,907)
Total liabilities	**總負債**	**(16,591,574)**	**(16,591,574)**
Net liabilities	**淨負債**	**(722,567)**	**(2,097,342)**
Non-controlling interests	非控制性權益	(53,920)	(53,920)
Net liabilities assumed	**承接的淨負債**	**(776,487)**	**(2,151,262)**

During the year ended 31 December 2010, the revenue included in the consolidated statement of comprehensive income that contributed by the major businesses acquired through Shanghai Airlines was approximately RMB16,962 million. The major businesses acquired also contributed net profit of approximately RMB1,191 million, net cash inflow from operating activities of approximately RMB3,630 million and net cash outflows of RMB502 million during the year.

於二零一零年度，列報於合併綜合收益表中的收入包括自上航股份收購的主要業務產生的收入計人民幣169.62億元。此外，所收購的主要業務於本年度實現淨利潤人民幣11.91億元，經營活動產生的現金流入計人民幣36.30億元及淨現金流出人民幣5.02億元。

45. COMMITMENTS 承諾

(a) Capital commitments (a) 資本支出承諾

The Group and the Company had the following capital commitments:

本集團及本公司的資本支出承諾如下：

		Group 集團		Company 公司	
		2010 二零一零年 RMB'000 人民幣千元	2009 二零零九年 RMB'000 人民幣千元	**2010 二零一零年 RMB'000 人民幣千元**	2009 二零零九年 RMB'000 人民幣千元
Authorised and contracted for:	已授權及訂約的：				
– Aircraft, engines and flight equipment	－飛機、發動機及飛行設備	**96,262,948**	74,161,006	**90,624,858**	74,161,006
– Other property, plant and equipment	－其他物業、機器及設備	**844,855**	544,490	**458,000**	544,490
		97,107,803	74,705,496	**91,082,858**	74,705,496
Authorised but not contracted for:	已授權但未訂約的：				
– Other property, plant and equipment	－其他物業、機器及設備	**3,282,093**	3,856,033	**2,629,793**	3,737,320
– Investment	－投資	–	–	**1,045,500**	2,700,700
		3,282,093	3,856,033	**3,675,293**	6,438,020
		100,389,896	78,561,529	**94,758,151**	81,143,516

Contracted expenditures for the above aircraft, engines and flight equipment, including deposits prior to delivery, subject to future inflation increases built into the contracts and any discounts available upon delivery of the aircraft, if any, were expected to be paid as follows:

以上飛機、發動機及飛行設備包括付運前按金的承諾預期支出，但金額可能因合約中所訂的通脹調整或於付運飛機時所得的折扣而變動。有關金額列示如下：

		Group 集團		Company 公司	
		2010 二零一零年 RMB'000 人民幣千元	2009 二零零九年 RMB'000 人民幣千元	**2010 二零一零年 RMB'000 人民幣千元**	2009 二零零九年 RMB'000 人民幣千元
Within one year	一年內	**16,670,989**	10,480,635	**15,712,221**	10,480,635
In the second year	第二年	**21,732,824**	11,082,051	**20,719,021**	11,082,051
In the third year	第三年	**24,056,335**	16,661,512	**22,402,355**	16,661,512
In the fourth year	第四年	**22,189,380**	18,802,713	**20,957,405**	18,802,713
Over four years	超過四年	**11,613,420**	17,134,095	**10,833,856**	17,134,095
		96,262,948	74,161,006	**90,624,858**	74,161,006

45. COMMITMENTS (continued)

45. 承諾(續)

(b) Operating lease commitments

(b) 經營性租賃承諾

As at the balance sheet date, the Group and the Company had commitments under operating leases to pay future minimum lease rentals as follows:

於資產負債表日，本集團及本公司對經營性租賃有如下最低付款承諾：

		Group 集團		Company 公司	
		2010	2009	**2010**	2009
		二零一零年	二零零九年	**二零一零年**	二零零九年
		RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
		人民幣千元	*人民幣千元*	***人民幣千元***	*人民幣千元*
Aircraft, engines and flight equipment	**飛機、發動機及飛行設備**				
Within one year	一年內	**3,814,179**	2,404,916	**1,900,096**	2,134,163
In the second year	第二年	**3,427,740**	1,901,941	**1,692,370**	1,828,203
In the third to fifth year inclusive	第三年至第五年（包括首尾兩年）	**8,520,237**	4,468,013	**4,011,890**	4,370,015
After the fifth year	五年以後	**7,829,784**	3,398,064	**2,555,671**	3,356,624
		23,591,940	12,172,934	**10,160,027**	11,689,005
Land and buildings	**土地及樓宇**				
Within one year	一年內	**216,771**	153,453	**19,582**	30,592
In the second year	第二年	**187,636**	124,160	**14,754**	13,024
In the third to fifth year inclusive	第三年至第五年（包括首尾兩年）	**460,368**	335,059	**30,884**	25,890
After the fifth year	五年以後	**2,705,609**	2,404,003	**26,696**	34,915
		3,570,384	3,016,675	**91,916**	104,421
		27,162,324	15,189,609	**10,251,943**	11,793,426

46. RELATED PARTY TRANSACTIONS

The Group is controlled by CEA Holding, which directly owns approximately 42.84% of the Company's shares as at 31 December 2010 (2009: approximately 50.42%). In addition, through CES Global Holding (Hong Kong) Limited, a wholly owned subsidiary of CEA Holding, CEA Holding owns approximately 17.09% of the Company's shares as at 31 December 2010 (2009: approximately 20.12%).

46. 有關連人士交易

本集團由中國東航集團控制。於二零一零年十二月三十一日，中國東航集團直接持有本公司42.84%之股權(二零零九年：50.42%)。此外，中國東航集團通過其全資子公司東航國際控股(香港)有限公司於二零一零年十二月三十一日擁有本公司17.09%的股權(二零零九年：20.12%)。

(a) Nature of related parties that do not control or controlled by the Group:

(a) 控制或受本集團控制之外的其他與本集團有關聯人士：

Name of related party 有關聯人士名稱	Relationship with the Group 與本集團關係
Eastern Finance 東航財務	Controlled by the same parent company 受同一母公司控制
Kunming Dongmei Aviation Travel Co., Ltd. ("**Kunming Dongmei**") 昆明東美航空旅遊有限公司(「**昆明東美**」)	Controlled by the same parent company 受同一母公司控制
Dongmei Travel 東美旅遊	Associate of the company 本公司之聯營公司
Xian Dongmei Aviation Travel Co., Ltd. ("**Xian Dongmei**") 西安東美航空旅遊有限公司(「**西安東美**」)	Controlled by the same parent company 受同一母公司控制
Eastern Import & Export 東航進出口	Associate of the Company 本公司之聯營公司
Wheels & Brakes 機輪剎車	Jointly controlled entity of the Company 本公司之合營公司
Technologies Aerospace 科技宇航	Jointly controlled entity of the Company 本公司之合營公司
Shanghai P&W 上海普惠	Associate of the Company 本公司之聯營公司
Shanghai Eastern Air Catering Co., Ltd. ("**Shanghai Catering**") 上海東方航空食品有限公司(「**上海航食**」)	Controlled by the same parent company 受同一母公司控制
Xian Eastern Air Catering Investment Co., Ltd. ("**Xian Catering**") 西安東方航空食品有限公司(「**西安航食**」)	Controlled by the same parent company 受同一母公司控制
Yunnan Eastern Air Catering Investment Co., Ltd. ("**Yunnan Catering**") 雲南東方航空食品有限公司(「**雲南航食**」)	Controlled by the same parent company 受同一母公司控制
Qingdao Eastern Air Catering Investment Co., Ltd. ("**Qingdao Catering**") 青島東方航空食品有限公司(「**青島航食**」)	Controlled by the same parent company 受同一母公司控制
Wuxi Eastern Air Catering and Beverage Investment Co., Ltd. ("**Wuxi Catering and Beverage**") 無錫東方航空食品飲料有限公司(「**無錫航食飲料**」)	Controlled by the same parent company 受同一母公司控制
Wuhan Eastern Air Catering Investment Co., Ltd. ("**Wuhan Catering**") 武漢東方航空食品有限公司(「**武漢航食**」)	Controlled by the same parent company 受同一母公司控制
Ningbo Eastern Air Catering Investment Co., Ltd. ("**Ningbo Catering**") 寧波東方航空食品有限公司(「**寧波航食**」)	Controlled by the same parent company 受同一母公司控制
Jiangxi Eastern Air Catering Investment Co., Ltd. ("**Jiangxi Catering**") 江西東方航空食品有限公司(「**江西航食**」)	Controlled by the same parent company 受同一母公司控制
Anhui Eastern Air Catering Investment Co., Ltd. ("**Anhui Catering**") 安徽東方航空食品有限公司(「**安徽航食**」)	Controlled by the same parent company 受同一母公司控制

46. RELATED PARTY TRANSACTIONS (continued)

46. 有關連人士交易(續)

(a) Nature of related parties that do not control or controlled by the Group: (continued)

(a) 控制或受本集團控制之外的其他與本集團有關聯人士：(續)

Name of related party 有關聯人士名稱	Relationship with the Group 與本集團關係
Shanxi Eastern Air Catering Investment Co., Ltd. ("**Shanxi Catering**") 陝西東方航空食品有限公司(「**陝西航食**」)	Controlled by the same parent company 受同一母公司控制
Gansu Eastern Air Catering Investment Co., Ltd. ("**Gansu Catering**") 甘肅東方航空食品有限公司(「**甘肅航食**」)	Controlled by the same parent company 受同一母公司控制
Qilu Eastern Air Catering Investment Co., Ltd. ("**Qilu Catering**") 齊魯東方航空食品有限公司(「**齊魯航食**」)	Controlled by the same parent company 受同一母公司控制
Heibei Eastern Air Catering Investment Co., Ltd. ("**Hebei Catering**") 河北東方航空食品有限公司(「**河北航食**」)	Controlled by the same parent company 受同一母公司控制
Shanghai Meixin Eastern Air Catering Investment Co., Ltd. ("**Mexin Catering**") 上海東航美心食品有限公司(「**東航美心**」)	Controlled by the same parent company 受同一母公司控制
Yantai Eastern Air Catering Investment Co., Ltd. ("**Yantai Catering**") 煙臺東方航空食品有限公司(「**煙臺航食**」)	Controlled by the same parent company 受同一母公司控制
Wuxi Eastern Air Catering Investment Co., Ltd. ("**Wuxi Catering**") 無錫東方航空食品有限公司(「**無錫航食**」)	Controlled by the same parent company 受同一母公司控制
Eastern Advertising 東航傳媒	Associate of the Company 本公司之聯營公司
CEA Development Co. Ltd. ("**CEA Development**") 上海東方航空實業公司(「**東航實業**」)	Controlled by the same parent company 受同一母公司控制
Shanghai Eastern Aviation Equipment Manufacturing Corporation ("**Eastern Aviation**") 上海東方航空設備製造有限公司(「**東航設備製造**」)	Controlled by the same parent company 受同一母公司控制
Shanghai Hute Aviation Tech. Co. Ltd. ("**Shanghai Hute**") 上海滬特航空技術有限公司(「**上海滬特**」)	Controlled by the same parent company 受同一母公司控制
Shanghai Eastern International Aviation Travel Co., Ltd. ("**Eastern Aviation Travel**") 上海東方航空國際旅遊運輸有限公司(「**東航國際旅遊運輸**」)	Controlled by the same parent company 受同一母公司控制
Eastern China Kaiya System Integration ("**China Kaiya**") 上海民航華東凱亞系統集成有限公司(「**華東凱亞**」)	Controlled by the same parent company 受同一母公司控制
CEA Northwest Co., Ltd. ("**CEA Northwest**") 中國東航集團西北公司(「**東航集團西北分公司**」)	Controlled by the same parent company 受同一母公司控制

46. RELATED PARTY TRANSACTIONS (continued) 46. 有關連人士交易（續）

(b) Related party transactions (b) 有關連人士交易

Nature of transaction 交易性質	Related party 有關連人士	Income/(expense or payments) 收入／(費用及支付金額) 2010 二零一零年 *RMB'000* 人民幣千元	 2009 二零零九年 *RMB'000* 人民幣千元
With CEA Holding or companies directly or indirectly held by CEA Holding: **與中國東航集團或由中國東航集團直接或間接控制的公司：**			
Interest income on deposits at an average rate of 0.36% per annum (2009: 0.36% per annum) 存款利息收入，年平均利率0.36厘（二零零九年：年平均利率0.36厘）	Eastern Finance 東航財務	**17,658**	17,536
Interest expense on loans at average rate of 4.47% per annum (2009: 4.67% per annum) 借款利息支出，年利率4.47厘（二零零九年：年利率4.67厘）	Eastern Finance 東航財務	**(61,162)**	(41,063)
	CEA Holding 中國東航集團	**(3,229)**	(107,585)
Commission expense on air tickets sold on behalf of the Group, at rates ranging from 3% to 9% of the value of tickets sold** 機票銷售佣金，銷售票款金額的3%至9%	Kunming Dongmei 昆明東美	**(12,532)**	(11,697)
	Dongmei Travel 東美旅遊	**(5,173)**	(3,996)
	Xian Dongmei 西安東美	**(1,092)**	(884)
Handling charges of 0.1% to 2% for purchase of aircraft, flight equipment, flight equipment spare parts, other property, plant and equipment** 購買飛機、飛行設備、飛行設備零件及其他固定資產及飛機維修所支付的手續費，購買價款的0.1%至2%	Eastern Import & Export 東航進出口	**(59,636)**	(48,489)
Repairs and maintenance expense for aircraft and engines** 應付飛機及發動機的維修及保養費用	Wheels & Brakes 機輪剎車	**(53,949)**	(60,598)
	Technologies Aerospace 科技宇航	**(176,392)**	(137,273)
	Shanghai P&W 上海普惠	**(831,013)**	–

46. RELATED PARTY TRANSACTIONS (continued) 46. 有關連人士交易(續)

(b) Related party transactions (continued) (b) 有關連人士交易(續)

Nature of transaction 交易性質	Related party 有關連人士	Income/(expense or payments) 收入／(費用及支付金額) **2010** 二零一零年 ***RMB'000*** *人民幣千元*	 2009 二零零九年 *RMB'000* *人民幣千元*
Supply of food and beverages* 餐食及機艙供應品的費用	Shanghai Catering 上海航食	**(304,410)**	(238,772)
	Xian Catering 西安航食	**(38,836)**	(37,834)
	Yunnan Catering 雲南航食	**(42,206)**	(31,812)
	Qingdao Catering 青島航食	**(25,408)**	(24,583)
	Wuxi Catering and Beverage 無錫航食飲料	**(22,944)**	(15,249)
	Wuhan Catering 武漢航食	**(12,235)**	(14,943)
	Ningbo Catering 寧波航食	**(13,673)**	(14,666)
	Jiangxi Catering 江西航食	**(13,172)**	(13,468)
	Anhui Catering 安徽航食	**(13,233)**	(11,624)
	Shanxi Catering 陝西航食	**(13,140)**	(10,667)
	Gansu Catering 甘肅航食	**(13,355)**	(10,333)
	Qilu Catering 齊魯航食	**(6,155)**	(7,371)
	Heibei Catering 河北航食	**(6,829)**	(5,235)
	Meixin Catering 東航美心	**(4,192)**	(4,010)
	Yantai Catering 煙台航食	**(6,452)**	(229)
	Wuxi Catering 無錫航食	**(8,247)**	(504)

46. RELATED PARTY TRANSACTIONS (continued) 46. 有關連人士交易(續)

(b) Related party transactions (continued) (b) 有關連人士交易(續)

Nature of transaction 交易性質	Related party 有關連人士	Income/(expense or payments) 收入/(費用及支付金額) 2010 二零一零年 RMB'000 人民幣千元	2009 二零零九年 RMB'000 人民幣千元
Disposal of investment in subsidiaries*** 出售聯營公司	Shanghai Catering 上海航食	**24,064**	–
	Eastern Import & Export 東航進出口	**57,753**	–
	Eastern Advertising 東航傳媒	**27,264**	–
Advertising expense** 廣告費用	Eastern Advertising 東航傳媒	**(20,209)**	(13,002)
Media royalty fee** 媒體特許權使用費	Eastern Advertising 東航傳媒	**12,000**	–
Automobile maintenance fee** 汽車修理費	CEA Development 東航實業	**(39,799)**	(32,301)
Equipment maintenance fee** 接受設備生產及維修服務	Shanghai Hute 上海滬特	**(39,958)**	–
	Eastern Aviation 東航設備製造	**(2,974)**	(5,258)
Land and building rental 物業租賃費	CEA Holding 中國東航集團	**(55,140)**	(55,140)

* The Group's pricing policies on products purchased from related parties are based on the mutually agreed prices between contract parties.

* 本集團採購關聯方的產品的價格是在市場價格基礎上經雙方協商確定。

** The Group's pricing policies on services provided by and to related parties are based on the mutually agreed prices between contract parties.

** 本集團接受關聯方提供的勞務的價格是在市場價格基礎上經雙方協商確定。

*** The Company's pricing policies on transfer of equity are based on the valuation prices.

*** 本集團關聯方股權轉讓的價格是按照評估價格確定。

46. RELATED PARTY TRANSACTIONS (continued) 46. 有關連人士交易（續）

(c) Balances with related companies (c) 有關連人士餘額

(i) Amounts due from related companies (i) 應收有關連公司款項

Nature 性質	Company 企業名稱	Group 集團 2010 二零一零年 RMB'000 人民幣千元	Group 集團 2009 二零零九年 RMB'000 人民幣千元	Company 公司 2010 二零一零年 RMB'000 人民幣千元	Company 公司 2009 二零零九年 RMB'000 人民幣千元
Trade receivables 應收賬款	Kunming Dongmei 昆明東美	**12,879**	13,177	**12,879**	13,177
	Eastern Aviation Travel 東航國際旅遊運輸	**11,012**	11,012	**11,012**	11,012
	China Cargo 中貨航	**–**	–	**1,480,721**	759,427
	Others 其他	**14,099**	16,398	**20,108**	37,888
		37,990	40,587	**1,524,720**	821,504
Prepayments, deposits and other receivables 預付款、存款及其他應收款	Eastern Import & Export 東航進出口	**63,138**	52,016	**60,555**	51,909
	CEA Holding 中國東航集團	**43,282**	–	**43,282**	–
	China Kaiya 華東凱亞	**18,605**	4,613	**18,605**	4,239
	China Cargo 中貨航	**–**	–	**651,176**	590,915
	CEA Wuhan 東航武漢	**–**	–	**820,302**	679,888
	New Shanghai Airlines 新上航	**–**	–	**627,716**	–
	Others 其他	**27,706**	4,768	**164,484**	53,128
		152,731	61,397	**2,386,120**	1,380,079

All the amounts due from related companies are trade in nature, interest free and payable within normal credit terms given to trade customers.

所有應收有關連公司款項，全為貿易性質、不帶息及給予跟貿易客戶一樣的正常還款期。

46. RELATED PARTY TRANSACTIONS (continued) 46. 有關連人士交易(續)

(c) Balances with related companies (continued) (c) 有關連人士餘額(續)

(ii) Amounts due to related companies *(ii) 應付有關連公司款項*

		Group 集團		Company 公司	
Nature 性質	Company 企業名稱	**2010 二零一零年 *RMB'000* 人民幣千元**	2009 二零零九年 RMB'000 人民幣千元	**2010 二零一零年 *RMB'000* 人民幣千元**	2009 二零零九年 *RMB'000* 人民幣千元
Trade payables and notes payable 應付賬款及應付票據	Eastern Import & Export 東航進出口	**375,602**	907,817	**265,765**	803,524
	Shanghai Catering 上海航食	**23,743**	94,275	**20,982**	94,275
	CEA Jiangsu 東航江蘇	–	–	**440,677**	137,909
	China Cargo 中貨航	–	–	**568,998**	320
	New Shanghai Airlines 新上航	–	–	**947,258**	–
	Others 其他	**78,859**	11,051	**196,847**	54,728
		478,204	1,013,143	**2,440,527**	1,090,756
Other payables and accrued expenses 其他應付款及預提費用	CEA Holding 中國東航集團	**69,864**	122,257	**69,864**	122,257
	CEA Northwest 東航集團西北公司	**8,000**	8,000	**8,000**	8,000
	China Cargo 中貨航	–	–	**341,540**	18,101
	New Shanghai Airlines 新上航	–	–	**192,463**	–
	Others 其他	**5,777**	6,002	**145,306**	198,375
		83,641	136,259	**757,173**	346,733

Except for the amounts due to CEA Holding, which are reimbursement in nature, all other amounts due to related companies are trade in nature. Except for the notes payable to Eastern Import & Export which are with discount rates approximately 3.81% per annum (2009: 1.74% to 2.70%) and repayable within six months, all other amounts due to related companies are interest free and payable within normal credit terms given by trade creditors.

所有應付有關連公司款項，除了應付中國東航集團款項為代墊款外，全為貿易性質。除應付東方航空進出口利息率約為3.81%(二零零九年：1.74%至2.70%)的六個月應付票據外，所有其他應付有關連公司款項全為不帶息及給予跟貿易客戶一樣的正常還款期。

NOTES TO THE FINANCIAL STATEMENTS
財務報表附註

(Prepared in accordance with International Financial Reporting Standards) (按國際財務報告準則編製)
For the year ended 31 December 2010 截至二零一零年十二月三十一日止年度

46. RELATED PARTY TRANSACTIONS (continued)
46. 有關連人士交易(續)

(c) Balances with related companies (continued)
(c) 有關連人士餘額(續)

(iii) Short-term deposits and borrowings with associates and CEA Holding

(iii) 與聯營公司及中國東航集團短期借款以及短期貸款

		Average interest rate 平均利率		Group 集團		Company 公司	
		2010 二零一零年	2009 二零零九年	**2010 二零一零年 RMB'000 人民幣千元**	2009 二零零九年 RMB'000 人民幣千元	**2010 二零一零年 RMB'000 人民幣千元**	2009 二零零九年 RMB'000 人民幣千元
Short-term deposits (included in Prepayments, Deposits and Other Receivables) **"Eastern Finance"**	短期存款(包括在預付款、存款及其他應收款內)**「東航財務」**	**0.36%**	0.36%	**1,137,218**	465,238	**27,390**	42,667
Short-term loans (included in Borrowings) **"Eastern Finance"**	短期借款(包括在借款內)**「東航財務」**	**4.26%**	4.40%	**1,286,227**	595,110	**1,286,227**	575,110
Long-term loans (included in Borrowings) **"Eastern Finance"**	長期借款(包括在借款內)**「東航財務」**	**5.00%**	4.67%	**295,000**	230,000	**200,000**	–
Long-term loans (included in Borrowings) **"CEA Holding"**	長期借款(包括在借款內)**「中國東航集團」**	**5.18%**	4.67%	**32,000**	162,000	**–**	–

(d) Guarantees by holding company
(d) 控股公司作出的擔保

As at 31 December 2010, bank loans of the Group and Company with an aggregate amount of RMB575 million and RMB85 million respectively (2009: RMB447 million and nil) were guaranteed by CEA Holding (Note 32).

於二零一零年十二月三十一日,本集團及本公司由中國東航集團擔保的銀行借款分別為人民幣5.75億元及人民幣0.85億元(二零零九年:人民幣4.47億元及零)(註釋32)。

(e) Key management compensation
(e) 高級行政人員酬金

		2010 二零一零年 RMB'000 人民幣千元	2009 二零零九年 RMB'000 人民幣千元
Directors and supervisors *(Note 9(a))*	薪金、花紅、補貼及福利	**2,081**	1,374
Senior management	高級行政人員	**3,422**	1,350
		5,503	2,724

47. ULTIMATE HOLDING COMPANY
47. 最終控股公司

The Directors regard CEA Holding, a state-owned enterprise established in the PRC, as being the ultimate holding company.

本公司的董事以中國東航集團,一家於中國成立的國有企業為本公司最終控股公司。

SUPPLEMENTARY FINANCIAL INFORMATION
補充財務資料

The following consolidated financial information is extracted from the consolidated financial statements of the Group, prepared under the PRC Accounting Standards.

後附財務資料摘自本集團根據中國會計準則編製的合併財務報表。

CONDENSED CONSOLIDATED INCOME STATEMENT
簡化合併利潤表

(Prepared in accordance with PRC Accounting Standards)
For the year ended 31 December 2010

(按中國企業會計準則編製)
截至二零一零年十二月三十一日止年度

		2010 二零一零年 RMB'000 人民幣千元	2009 二零零九年 RMB'000 人民幣千元
Revenue	**營業收入**	**74,958,108**	39,831,331
Less: Cost of operation	減：營業成本	**(60,726,601)**	(37,248,315)
Taxes and surcharges	營業稅金及附加	**(1,462,770)**	(1,018,791)
Selling and distribution expenses	銷售費用	**(5,324,601)**	(2,969,537)
General and administrative expense	管理費用	**(2,656,326)**	(1,538,857)
Finance expenses, net	財務費用，淨值	**(431,289)**	(1,639,336)
Impairment loss	資產減值損失	**(427,061)**	(118,224)
Add: Fair value gain	加：公允價值變動收益	**833,384**	3,774,688
Investment income/(loss)	投資收益／(損失)	**119,363**	(22,749)
Operating profit/(loss)	**營業利潤／(營業虧損)**	**4,882,207**	(949,790)
Add: Non-operating income	加：營業外收入	**1,093,164**	1,604,096
Less: Non-operating expenses	減：營業外支出	**(134,278)**	(14,185)
Total profit	**利潤總額**	**5,841,093**	640,121
Less: Income tax	減：所得稅費用	**(138,177)**	(80,874)
Net profit	**淨利潤**	**5,702,916**	559,247
Attribute to:	**歸屬於：**		
– Owners of the parent	－本公司權益持有者	**5,380,375**	711,677
– Non-controlling interests	－非控制性權益	**322,541**	(152,430)
		5,702,916	559,247

CONDENSED CONSOLIDATED BALANCE SHEET
簡化合併資產負債表

(Prepared in accordance with PRC Accounting Standards)
For the year ended 31 December 2010

(按中國企業會計準則編製)
截至二零一零年十二月三十一日止年度

		2010 二零一零年 RMB'000 人民幣千元	2009 二零零九年 RMB'000 人民幣千元
Assets	**資產**		
Total current assets	流動資產	**11,720,627**	6,863,939
Long-term investment	長期股權投資	**1,450,375**	1,152,521
Fixed assets and construction in progress	固定資產及在建工程	**75,506,263**	61,578,262
Goodwill	商譽	**8,509,030**	–
Intangible assets and other non-current assets	無形資產及其他非流動資產	**3,579,627**	2,366,518
Deferred tax assets	遞延所得稅資產	**44,195**	57,441
Total assets	**資產合計**	**100,810,117**	72,018,681
Liabilities and equity	**負債及股東權益**		
Current liabilities	流動負債	**39,167,783**	35,663,041
Non-current liabilities	非流動負債	**45,014,343**	32,690,973
Deferred tax liabilities	遞延所得稅負債	**51,814**	51,539
Total Liabilities	**負債合計**	**84,233,940**	68,405,553
Owners of the parent	本公司權益持有者	**15,577,109**	3,365,592
Non-controlling interests	非控制性權益	**999,068**	247,536
Total equity	**總權益**	**16,576,177**	3,613,128
Total liabilities and equity	**負債及股東權益合計**	**100,810,117**	72,018,681

SUPPLEMENTARY FINANCIAL INFORMATION
補充財務資料

(A) SIGNIFICANT DIFFERENCES BETWEEN INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS") AND PRC ACCOUNTING STANDARDS

(A) 國際財務報告準則與中國企業會計準則的重大差異

The Group's accounting policies, which conform with IFRS, differ in certain aspects from PRC Accounting Regulations. Differences between IFRS and PRC Accounting Standards which have a significant effect on the consolidated profit attributable to owners of the parent and consolidated net assets of the Group are summarised as follows:

本集團採用國際財務報告準則在若干方面與中國企業會計準則存在差異。國際財務報告準則及中國企業會計準則的差異對本公司權益持有者應佔利潤及本集團合併淨資產的重大影響總括如下：

		Note 註釋	2010 二零一零年 RMB'000 人民幣千元	2009 二零零九年 RMB'000 人民幣千元
Consolidated profit attributable to owners of the parent	**本公司權益持有者應佔合併利潤／(虧損)**			
As stated in accordance with PRC Accounting Standards	根據中國企業會計準則列示		**5,380,375**	711,677
Impact of IFRS and other adjustments:	國際財務報告準則及其他調整的影響：			
– Difference in depreciation for flight equipment due to difference depreciation lives used previously	–由於以往採用不同可使用年限而造成飛行設備折舊的差異	*(a)*	**(74,183)**	(55,406)
– Difference in depreciation and impairment charges for aircraft and engines due to different depreciation lives	–由於不同可使用年限造成飛機發動機折舊及減值損失的差異	*(b)*	**(9,582)**	(9,582)
– Provision for post-retirement benefits	–退休後福利的準備	*(c)*	**(347,936)**	(334,348)
– Reversal of additional amortisation due to the revaluation surplus relating to land use rights	–沖銷土地使用權評估增值對攤銷的影響	*(e)*	**8,420**	8,420
– Deferred tax adjustments	–遞延稅項調整	*(g)*	**4,686**	28,327
– Non-controlling interests	–非控制性權益	*(h)*	**(3,791)**	(180,322)
As stated in accordance with IFRS	根據國際財務報告準則列示		**4,957,989**	168,766
Consolidated net assets attributable to owners of the parent	**本公司權益持有者應佔合併淨資產**			
As stated in accordance with PRC Accounting Standards	根據中國企業會計準則列示		**15,577,109**	3,365,592
Impact of IFRS and other adjustments:	國際財務報告準則及其他調整的影響：			
– Difference in depreciation and for flight equipment due to different depreciation lives used previously	–由於以往採用不同可使用年限而造成飛行設備折舊的差異	*(a)*	**–**	74,183
– Difference in depreciation and impairment charges for aircraft and engines due to different depreciation lives	–由於不同可使用年限造成飛機、發動機折舊及減值損失的差異	*(b)*	**84,147**	93,729
– Provision for post-retirement benefits	–退休後福利的準備	*(c)*	**(2,617,283)**	(1,849,933)
– Intangible assets (goodwill)	–無形資產(商譽)	*(d)*	**2,760,665**	–
– Reversal of revaluation surplus relating to land use rights	–沖銷土地使用權評估增值	*(e)*	**(352,206)**	(360,626)
– Others	–其他	*(f)*	**79,393**	79,393
– Deferred tax adjustments	–遞延稅項調整	*(g)*	**30,993**	26,307
– Non-controlling interests	–非控制性權益	*(h)*	**(291,531)**	(194,092)
As stated in accordance with IFRS	根據國際財務報告準則列示		**15,271,287**	1,234,553

SUPPLEMENTARY FINANCIAL INFORMATION
補充財務資料

(A) SIGNIFICANT DIFFERENCES BETWEEN INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS") AND PRC ACCOUNTING STANDARDS (continued)

(a) Prior to 15 February 2006, under the PRC Accounting Standards, rotables are classified as current assets and the costs are amortised on a straight-line basis over a period of 5 years. Under IFRS, rotables are accounted for as property, plant and equipment and is depreciated on a straight-line basis to write off the cost to their residual value over their estimated useful lives and annual provision for scrap was made. Since 1 January 2007, under the PRC Accounting Standards, rotables have been classified as property, plant and equipment and is depreciated over 10 years. Under IFRS, the useful life of rotables was also changed to 10 years with no further annual provision for scraps in 2007. This change of accounting estimate was applied prospectively. Despite the useful life of rotables has been unified under IFRS and the PRC Accounting Standards from 2007, the carrying amounts of rotables at the time of the change were different under IFRS and the PRC Accounting Standards. As at 31 December 2010, these differences in carrying amounts have been fully eliminated.

(b) Under the PRC Accounting Standards, on or before 30 June 2001, depreciation of aircraft was calculated to write off their costs on a straight-line basis over their expected useful lives of 10 to 15 years to their residual values of 3%. With effect from 1 July 2001, depreciation of aircraft under the PRC Accounting Standards is calculated to write off their costs on a straight-line basis over their expected useful lives of 15 to 20 years to their residual values of 5% of costs, the change was applied prospectively which resulted in the difference in the carrying amounts under IFRS and the PRC Accounting Standards. These differences will be reduced progressively in the coming years, and will be fully eliminated when the related assets are fully depreciated or disposed.

(c) Under the PRC Accounting Standards, employees' post-retirement benefits are recognised upon actually incurred. Under IFRS, such post-retirement benefits under defined benefit schemes are required to be recognised over the employees' service period using projected unit credit method.

(A) 國際財務報告準則與中國企業會計準則的重大差異(續)

(a) 根據中國企業會計準則，於二零零六年二月十五日之前，高價周轉件作為流動資產列示，並以5年按直線法予以攤銷。根據國際財務報告準則，高價周轉件作為固定資產列賬並計提折舊。折舊之基準乃以成本減去估計殘值，並以直線法按預計可使用年限攤銷並每年提取報廢準備。自二零零七年一月一日起，在中國企業會計準則下，高價周轉件作為固定資產列賬並按10年計提折舊。在國際財務報告準則下，高價周轉件的折舊年限亦於當年更改為10年，並不再提取一般報廢準備。由於上述折舊年限的更改為會計估計變更，故對此改變採用了未來適用法處理。由於高價周轉件在中國企業會計準則及國際財務報告準則下在會計政策變更當年的賬面價值不同，故儘管折舊年限在當年度統一，但仍存在準則差異。於二零一零年十二月三十一日，該差異的帳面價值已完全消除。

(b) 根據中國企業會計準則，於二零零一年六月三十日前，飛機及發動機的折舊以其成本減去3%的殘值後按10至15年之預計可使用年限以直線法計提折舊；自二零零一年七月一日起，飛機及發動機的折舊以成本減去5%殘值後，按預計可使用年限15至20年計提折舊，此變更採用未來適用法處理，以致在執行上述變更當年相關飛機及發動機在中國企業會計準則的賬面淨值與國際財務報告準則的賬面淨值不同。該差異將會在今後年度中逐漸減少，並且在相關資產處置或提足折舊時予以完全抵消。

(c) 根據中國企業會計準則，員工退休後福利於實際發生時入賬。根據國際財務報告準則，被劃定為定額福利計劃下的員工退休後福利需在員工服務年期內以單位貸記法作出預提。

(A) SIGNIFICANT DIFFERENCES BETWEEN INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS") AND PRC ACCOUNTING STANDARDS (continued)

(d) The recognition and measurement of the fair values of the acquisition costs and identifiable assets and liabilities of Shanghai Airlines acquired during the year are different under IFRS and the PRC Accounting Standards, which result in difference in the intangibles/goodwill recognised arising from the acquisition.

(e) Under the PRC Accounting Standards, land use rights injected by the parent company as capital contribution are stated at valuation less accumulated amortisation. Under IFRS, land use rights are recorded as prepaid operating leases at historical cost which was nil at the time of listing.

(f) In addition of the above, the application of IFRS differs in certain other respects from the PRC Accounting Standards.

(g) This represents the corresponding deferred tax effects related to the items above.

(h) With effective from 1 January 2010, loss for the period is shared by non-controlling interest (NCI) even if this results in the NCI having a deficit balance under both PRC Accounting Standards and IFRS. However, under PRC accounting standards, retrospective adjustment is required for the change, whereas under IFRS, no retrospective adjustment is required. As a result, the carrying amounts of NCI as at 1 January 2010 were different under IFRS and the PRC Accounting Standards. In addition, differences as described in (a) to (g) above also have the corresponding impact on NCI.

(A) 國際財務報告準則與中國企業會計準則的重大差異(續)

(d) 在國際財務報告準則及中國企業會計準則和制度下，由於合併對價及所收購資產及負債的公允價值的確認及計量有所不同，因此，所確認的無形資產／商譽的金額亦有所不同。

(e) 在中國企業會計準則下，本公司重組上市時母公司以折價入股投入本公司的土地使用權，以評估值減累計攤銷列賬。根據國際財務報告準則，土地使用權作為經營性租賃預付款以歷史成本列示，本公司重組上市時的土地使用權的歷史成本為零。

(f) 除以上所述外，由於國際財務報告準則及中國會計準則不同要求而導致的其他差異。

(g) 此乃以上項目及稅務虧損相關的遞延稅項影響。

(h) 根據中國企業會計準則及國際財務報告準則，自二零一零年一月一日起，當附屬公司非控制性權益分擔的當期虧損超過了非控制性權益在該附屬公司期初股東權益中所享有的份額的，其餘額仍沖減少數股東權益。根據中國企業會計準則，該會計政策變更應進行追溯調整，而根據國際財務報告準則，該會計政策變更無需進行追溯調整。由此，導致非控制性權益於二零一零年一月一日的結餘金額於國際財務報告準則及中國企業會計準則下存在差異。此外，以上(a)至(g)所述的準則差異對於非控制性權益也存在對應的影響。

CORPORATE INFORMATION
公司資料

DIRECTORS

Liu Shaoyong *(Chairman)*
Li Jun *(Vice Chairman)*
Ma Xulun *(Director, President)*
Luo Chaogeng *(Director)*
Luo Zhuping *(Director, Company Secretary)*
Sandy Ke-Yaw Liu *(Independent Non-executive Director)*
Wu Xiaogen *(Independent Non-executive Director)*
Ji Weidong *(Independent Non-executive Director)*
Shao Ruiqing *(Independent Non-executive Director)*

SUPERVISORS

Liu Jiangbo *(Chairman of the Supervisory Committee)*
Xu Zhao *(Supervisor)*
Yan Taisheng *(Supervisor)*
Feng Jinxiong *(Supervisor)*
Liu Jiashun *(Supervisor)*

SENIOR MANAGEMENT

Zhang Jianzhong *(Vice President)*
Li Yangmin *(Vice President)*
Zhao Jinyu *(Vice President)*
Tang Bing *(Vice President)*
Wu Yongliang *(Chief Financial Officer)*

COMPANY SECRETARY

Luo Zhuping

AUTHORIZED REPRESENTATIVES

Liu Shaoyong
Luo Zhuping

COMPANY'S WEBSITE

http://www.ceair.com

COMPANY'S E-MAIL ADDRESS

ir@ceair.com

董事

劉紹勇*(董事長)*
李　軍*(副董事長)*
馬須倫*(董事、總經理)*
羅朝庚*(董事)*
羅祝平*(董事、公司秘書)*
劉克涯*(獨立非執行董事)*
吳曉根*(獨立非執行董事)*
季衛東*(獨立非執行董事)*
邵瑞慶*(獨立非執行董事)*

監事

劉江波*(監事會主席)*
徐　昭*(監事)*
燕泰勝*(監事)*
馮金雄*(監事)*
劉家順*(監事)*

高級管理人員

張建中*(副總經理)*
李養民*(副總經理)*
趙晉豫*(副總經理)*
唐　兵*(副總經理)*
吳永良*(財務總監)*

公司秘書

羅祝平

授權代表

劉紹勇
羅祝平

公司網址

http://www.ceair.com

公司電子信箱

ir@ceair.com

CORPORATE INFORMATION
公司資料

AUDITORS

International Auditor: PricewaterhouseCoopers
Certified Public Accountants
22nd Floor, Prince's Building
Central, Hong Kong

Domestic Auditor: PricewaterhouseCoopers
Zhong Tian CPAs Limited Company
11/F PricewaterhouseCoopers Center
202 Hu Bin Road
Shanghai 200021
PRC

LEGAL ADVISERS

Hong Kong: Baker & McKenzie
USA: Baker & McKenzie
China: Beijing Commerce & Finance Law Office

PRINCIPAL BANKS

Industrial and Commercial Bank of China, Shanghai Branch
China Construction Bank, Shanghai Branch
The Bank of China, Shanghai Branch

SHARE REGISTRAR

Hong Kong Registrars Limited
Rooms 1712-1716, 17th Floor, Hopewell Centre,
183 Queen's Road East, Hong Kong

The Bank of New York
101 Barclay Street
New York, NY 10286 USA

China Securities Depository and
Clearing Corporation Limited, Shanghai Branch
166 East Lu Jiazui Road, Pudong New Area, Shanghai

核數師

國際核數師： 羅兵咸永道會計師
事務所
香港中環
太子大廈22樓

中國境內核數師： 普華永道中天會計師
事務所有限公司
中國上海
湖濱路202號
普華永道中心11樓
郵政編碼200021

法律顧問

香港：貝克•麥堅時律師事務所
美國：貝克•麥堅時律師事務所
中國：北京通商律師行

主要往來銀行

中國工商銀行上海市分行
中國建設銀行上海市分行
中國銀行上海分行

股份過戶登記處

香港證券登記有限公司
香港皇后大道東一八三號
合和中心十七樓1712–1716號舖

The Bank of New York
101 Barclay Street
New York, NY 10286 USA

中國證券登記結算有限責任公司上海分公司
上海市浦東新區陸家嘴東路166號

CORPORATE INFORMATION
公司資料

PRINCIPAL PLACE OF BUSINESS IN HONG KONG

Since 3 July 2009, the principal place of business in Hong Kong has been changed to Unit B, 31/F., United Centre, 95 Queensway, Hong Kong.

主要香港營業地點

自2009年7月3日起，香港的主要營業地址變更為香港金鐘道95號統一中心31樓B室

CUSTODIAN FOR LISTED SHARES WITH TRADING MORATORIUM

China Securities Depository and Clearing Corporation Limited, Shanghai Branch

限售流通股票的存管機構

中國證券登記結算有限責任公司上海分公司

CHANGE OF BUSINESS LICENSE REGISTRATION

The Company changed its business license registration due to changes in the registered capital of the Company.

Registered capital of the Company is RMB11,276.539 million at the end of the Reporting Period.

Business License Registration Number of the Corporation Legal Person: 310000400111686

Tax Registration Number: 310046741602981

營業執照註冊變更情況

因公司註冊資本發生變動，公司營業執照進行了註冊變更。

報告期末公司註冊資本為人民幣11,276.539百萬元

企業法人營業執照註冊號：310000400111686

稅務登記號：310046741602981

Shareholders can obtain a copy of the Company's annual report for the year 2010 through the Internet addresses shown below:
股東可以根據需要從以下網站下載本公司二零一零年度報告電子版：
http://www.ceair.com **http://www.irasia.com/listco/hk/chinaeast**

COMPANY PROFILE
公司簡介

COMPANY'S REGISTERED CHINESE NAME
中國東方航空股份有限公司

COMPANY'S ENGLISH NAME
China Eastern Airlines Corporation Limited

COMPANY'S ABBREVIATED ENGLISH NAME
CEA

COMPANY'S LEGAL ADDRESS
66 Airport Street,
Pudong International Airport,
Shanghai, China

POSTAL CODE
201202

COMPANY'S OFFICE ADDRESS
2550 Hongqiao Road,
Shanghai, China

POSTAL CODE
200335

COMPANY'S LEGAL REPRESENTATIVE
Liu Shaoyong

COMPANY SECRETARY
Luo Zhuping

COMPANY'S WEBSITE ADDRESS
www.ceair.com

COMPANY'S E-MAIL ADDRESS
ir@ceair.com

TELEPHONE
(86-21) 6268 6268

FACSIMILE
(86-21) 6268 6116

PLACES OF LISTING
The Shanghai Stock Exchange
Code: 600115
Abbreviation: CEA

The Stock Exchange of Hong Kong Limited
Code: 00670

The New York Stock Exchange, Inc.
Code: CEA

公司登記中文名稱
中國東方航空股份有限公司

公司英文名稱
China Eastern Airlines Corporation Limited

公司英文縮寫
CEA

公司法定地址
中國上海市浦東國際
機場機場大道66號

郵政編碼
201202

公司辦公地址
中國上海市虹橋路2550
號

郵政編碼
200335

公司法定代表人
劉紹勇

公司秘書
羅祝平

公司網址
www.ceair.com

公司電子信箱
ir@ceair.com

電話
(86-21) 6268 6268

傳真
(86-21) 6268 6116

公司股票上市地
上海證券交易所
股票代碼：600115
股票簡稱：東航

香港聯合交易所有限公司
股票代碼：00670

紐約證券交易所
股票代碼：CEA





www.ceair.com